As filed with the Securities and Exchange Commission on July 2, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SOPHiA GENETICS SA

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Switzerland	2835	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Rue du Centre 172

CH-1025 Saint-Sulpice

Switzerland

+41 21 694 10 60

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

SOPHiA GENETICS, Inc.

185 Dartmouth Street, Suite 502

Boston, MA 02116

(617) 982-1210

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Deanna L. Kirkpatrick Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Dieter Gericke Daniel Häusermann Homburger AG Hardstrasse 201 CH-8005 Zurich Switzerland +41 43 222 10 00	Patrick Schleiffer Stephan Erni Lenz & Staehelin Brandschenkestrasse 24 CH-8027 Zurich Switzerland +41 58 450 80 00	Richard C. Segal Divakar Gupta Eric W. Blanchard Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of Registration Fee
Ordinary shares, par value CHF 0.05 per share	$100,000,000.00	$10,910.00

(1)	Includes ordinary shares granted pursuant to the underwriters’ option to purchase additional ordinary shares.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated             , 2021

Preliminary prospectus

                 Shares

SOPHiA GENETICS SA

Ordinary Shares

This is an initial public offering of ordinary shares by SOPHiA GENETICS SA. We are offering            ordinary shares. The initial public offering price is expected to be between $             and $             per ordinary share.

Prior to this offering, there has been no public market for our ordinary shares. We have applied to list our ordinary shares on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “SOPH.”

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, may elect to comply with reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to SOPHiA GENETICS SA, before expenses	$	$

(1)	See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                  ordinary shares.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on or about             , 2021.

J.P. Morgan	Morgan Stanley	Cowen	Credit Suisse

            , 2021

We are organized under the laws of Switzerland and our registered office and domicile is located in Saint-Sulpice, Canton of Vaud, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. See “Enforcement of Judgments” for additional information.

i

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “SOPHiA GENETICS,” “SOPH,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to SOPHiA GENETICS SA and its consolidated subsidiaries.

We own various trademark registrations and applications, and unregistered trademarks, including for “SOPHiA GENETICS,” “SOPHiA DDM,” “Alamut,” “SOPHiA Trial Match,” “SOPHiA Insights,” “SOPHiA CDx,” “SOPHiA Awareness” and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the® and™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” and “$” refer to U.S. dollars and the terms “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements.

Our fiscal year ends on December 31. References in this prospectus to a fiscal year relate to our fiscal year ended on December 31 of that calendar year.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than as contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of ordinary shares and the distribution of this prospectus outside the United States.

ii

We are incorporated as a Swiss stock corporation (société anonyme) under the laws of Switzerland and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

iii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus, before deciding to invest in our ordinary shares.

Our Mission

SOPHiA GENETICS was founded to generate clinically actionable insights from data to improve patient outcomes. Our mission is to provide equal access to knowledge and capabilities by democratizing data-driven medicine.

We observed that across the healthcare ecosystem, a vast amount of digital healthcare data was being generated, fueled by technologies such as next-generation sequencing (“NGS”), and which held promise to accelerate the understanding of biology and disease. However, this data has been generated primarily using non-standardized methods and by clinicians and researchers across many healthcare institutions. As a result, the data remained siloed and complex and was not fully leveraged for the benefit of patients.

We founded SOPHiA GENETICS to change this. We are unlocking data siloes, leveraging artificial intelligence (“AI”) to generate actionable insights from data and helping healthcare professionals work together as a community and deploy their collective expertise for the benefit of patients around the world.

We refer to data-driven medicine as the practice of drawing insights from complex data sets to improve diagnosis, treatment and drug development. Using data-driven medicine, healthcare professionals supplement their own experience and intuition with data insights and shared knowledge from their peers to inform the best course of action for their patients or research. Our goal is to empower clinicians and researchers around the world to practice data-driven medicine and improve clinical and scientific outcomes.

Overview

We are a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-based software-as-a-service (“SaaS”) platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.

In 2014, we launched the first application of our platform to analyze NGS data for cancer diagnosis. As of March 31, 2021, we had approximately 240 applications used by healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. Today, we believe that our SOPHiA platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platform globally for clinical genomics. As of March 31, 2021, we served more than 750 hospital, laboratory and biopharma customers globally through our SOPHiA platform and related solutions, products and services, and our SOPHiA platform has supported the analysis of more than 700,000 genomic profiles and has been utilized in clinical trials and research projects discussed in more than 200 peer-reviewed publications. As of March 31, 2021, we had 348 recurring SOPHiA platform customers (defined as the number of customers who generated revenue during the specified time period, which, in this case, is the twelve months ended March 31, 2021). We commercialize our SOPHiA platform and related solutions, products and services as Research Use Only (“RUO”) and Conformité Européenne (“CE”) in vitro device (“IVD”) products. In the United States, our products are labeled and sold for research use only and not for the diagnosis or treatment of disease. Because such products are not intended for use in clinical practice and diagnostics and cannot make clinical or diagnostic claims, the U.S. Food and Drug Administration (the “FDA”) regulations require that RUO products be labeled “For Research Use Only. Not for use in diagnostic procedures.” In the European Union (the “EU”), we have self-certified our products without the intervention of a notified body in order to affix the CE marking.

Data-driven medicine has become possible through technological breakthroughs, like NGS, that have driven creation of digital healthcare data and an accelerated understanding of biology and disease. While genomics has played a large role in these advances, emerging technologies such as radiomics, digital pathology and proteomics are creating new data sets that add phenotypic context to genomic information. Additionally, the adoption of electronic health records (“EHRs”) has enabled the matching of clinical outcome data to these data sets. The digital format of these data sets makes them ideal candidates for data exploration, analysis and interpretation by advanced algorithmic computing solutions. We believe that analytics approaches have traditionally primarily focused on analyzing data from a single modality and not on combining structured data from multiple modalities. Although some institutions and laboratories have created service-based business models designed to capture multimodal data, these approaches are typically centralized at a single institution, which we believe limits their ability to scale globally.

With our SOPHiA platform, we have the potential to serve and collaborate with all types of institutions in the global life sciences ecosystem, including healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies. Our platform is built on a decentralized model in which we push data analytics solutions to our customers’ sites, rather than a centralized model that requires samples to be sent to a central location. Our customers therefore generally perform testing on their own samples, retain custody of both their sample and data, and use our SOPHiA platform to analyze the pseudonymized data and share insights with other sites in our network. Through this process, we create and grow a global collective intelligence. Our platform is designed to improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers.

We believe that our strategic positioning as a universal healthcare analytics platform for multimodal data analytics offers us a broad range of product and service expansion opportunities and significant long-term growth in our total addressable market opportunity. We estimate the total addressable market opportunities in 2020 for our current commercial clinical applications and for our current biopharma applications were approximately $21 billion and $14 billion, respectively.

We offer a range of platform access models to meet our customers’ needs. Our primary pricing strategy is a pay-per-use model, in which customers can access our platform free of charge but pay for each analysis performed using our platform. To commercialize our products, we employ our direct sales force, use local distributors and form collaborations with other global product and service providers in the healthcare ecosystem to assemble solutions to address customer needs. For example, we combine our solution with other products used in the genomic testing process to provide customers integrated products in the testing workflow. As of March 31, 2021, our direct sales team consisted of more than 70 field-based commercial representatives and we had a presence in 70 countries, including 9 countries in which we offer our SOPHiA platform and related solutions, products and services through distributors.

Our SOPHiA Platform

Our SOPHiA platform is a global, cloud-based SaaS platform that we began building in 2011. It is powered by our SOPHiA AI that standardizes, computes and analyzes digital health data, generating insights from complex multimodal data sets that have the potential to improve diagnosis, therapy selection and drug development. Our customers generally perform testing on their own samples, retain custody of both their sample and data, and use our SOPHiA platform to analyze the pseudonymized data and share insights with each other. Through this process, we create and grow a collective intelligence. We offer multiple different platform access models that enable customers to choose how they want to use our platform and customer network. These range from models in which customers produce their own data independently through their own testing operations to those in which customers produce the data through testing operations provided by our network of customer institutions. In all cases, customers access their data and our analytics through our SOPHiA platform. Our platform is designed to continually improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers. The following figure shows how our SOPHiA platform functions within the healthcare ecosystem.

Our SOPHiA Platform within the Healthcare Ecosystem

We believe that our SOPHiA platform addresses key challenges to the adoption and democratization of data-driven medicine by:

•

Enabling data harmonization and standardization across the healthcare ecosystem.    The accuracy of our pattern-recognition, AI and machine learning (“AI/ML”)-based algorithms enables our platform to separate the signal from the noise and standardize data at high-quality levels.

•

Breaking down data silos.    We empower our customers to practice data-driven medicine through a decentralized model and support clinicians, laboratories and researchers across the healthcare ecosystem to improve clinical and scientific outcomes.

•

Empowering clinicians and researchers to collaborate with peers from different sites or different fields.    Our customers use our platform to share insights with each other across sites in our network. Our platform is designed to improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers.

•	Offering a highly scalable platform. We designed our cloud-based SaaS platform to be capable of scaling globally and to use AI to leverage the data that this scale provides.

•

Generating insights from complex multimodal data sets.    We believe our platform is uniquely positioned to combine high-quality data at the patient level to generate multimodal insights, leveraging the power of advanced AI/ML models.

Applications of Our Platform

We currently have commercial applications targeting both clinical and biopharma markets. We serve our clinical market customers through two offerings of our SOPHiA platform. Our first offering is our SOPHiA DDM platform for clinical genomics, which as of March 31, 2021 spanned approximately 240 unique applications that we market for analyzing genomic data across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. Our SOPHiA DDM platform empowers customers to build their own precision medicine operations, including testing, and then use our platform to generate insights from their data. Our second offering is our Alamut suite of genomics mutation interpretation software, which is connected to our SOPHiA DDM platform and gives our customers advanced analytics capabilities for a deeper and more informed genomic data interpretation.

Approximately 70% of our revenue from clinical customers in the year ended December 31, 2020 was attributable to oncology applications, while approximately 30% was attributable to other disease areas such as rare diseases, neurology and metabolism, with applications ranging from targeted gene panels to whole-exome solutions. As of March 31, 2021, our portfolio of clinical genomics solutions included four CE-IVD NGS solutions and more than 235 RUO NGS solutions. In the future, we intend to pursue IVD status and FDA approval for specific solutions. We also intend to support external collaborators in deploying their own IVD or FDA-approved solutions on our SOPHiA platform.

We serve our biopharma customers by leveraging the capabilities of our SOPHiA platform to help customers solve bottlenecks across the biopharma value chain, including throughout discovery, clinical development and commercialization stages. We currently have four applications for biopharma customers: SOPHiA Insights for generating insights pre- and post-approval of a drug based on our own proprietary SOPHiA platform data sets or on the biopharma customers’ own data sets; SOPHiA Trial Match for clinical trial recruitment of biomarker-defined patient populations; SOPHiA CDx for companion diagnostics development and deployment in our decentralized network of customer institutions; and SOPHiA Awareness for providing real-world insights into NGS testing to inform market-shaping and commercialization strategies. We launched our initial applications for the biopharma market in 2019.

The following figure shows our applications that we currently commercialize across both clinical and biopharma markets.

Our SOPHiA Platform’s Applications Currently in Market

Benefits to Customers

Our platform has the potential to offer the following benefits for customers, empowering them to adopt data-driven medicine to improve clinical and scientific outcomes:

•	Accuracy. Our platform design and data analytics capabilities provide high accuracy analytics for our customers, who have access to high quality, standardized data through our SOPHiA platform.

•

Turnaround time.    We empower our customers to generate data themselves locally, which avoids delays associated with shipment, logistics and processing of samples through an external collaborator. We therefore significantly reduce the turnaround time, which is a critical factor in driving toward timely diagnosis and treatment of disease.

•

Cost-control through increased efficiency.    Customers can compute, detect and annotate any type of genomic alterations through our SOPHiA platform without the need for specific orthogonal assays, thus reducing additional testing costs.

•

Maintenance and development of in-house expertise.    By empowering our customers to retain ownership and access to their biological samples and data, we enable them to build in-house expertise while benefitting from world-class analytics accuracy through our SOPHiA platform’s network effects.

•

Accelerated launch of new precision medicine applications.    The universal nature of our SOPHiA platform facilitates adding new applications to the same workflow once an institution adopts our platform. Our customers can avoid having to set up parallel and sometimes redundant workflows for different assays and technologies.

Markets

We estimate that our clinical and biopharma applications targeted a $35 billion global total addressable market opportunity in 2020, $14 billion of which was in the United States. These estimates are primarily based on epidemiological data, including incidence and prevalence estimates of addressable populations for each application, as well as a range of price assumptions for our products taking into account differences in panel sizes. Further, these estimates do not depend on obtaining regulatory clearances or approvals to market our products as IVD products for diagnostic use in the United States. Over time, we believe that our platform and insights enable market opportunity expansion through new applications and product development. The following figure shows our estimated total addressable market in 2020.

Our Total Addressable Market

We believe that our strategic positioning as a healthcare data analytics platform will enable other business opportunities to become available in the future, in, for example, global public health solutions.

Our Platform’s Advantages

We believe our SOPHiA platform has several advantages over alternative genomics analytics platforms as well as other business models aimed at providing data-driven medicine. These advantages include:

•

Unique Value Proposition as a Genomics Analytics Platform.    Our SOPHiA platform enables highly sensitive and specific testing and rapid turnaround time, enabling customers to compute, detect and annotate genomic alterations with high confidence. Our platform and its many applications also allow customers to rapidly build and scale precision medicine operations with different applications.

•

Broad and Growing Multimodal Application Offering.    The breadth of our applications and multimodal capabilities enables our customers to deploy and scale their data-driven medicine operations rapidly and to incorporate additional clinically relevant data sets over time. We believe our platform is uniquely positioned to combine high-quality data at the patient level to generate multimodal insights, leveraging the power of advanced AI/ML models.

•

Software-based Platform Facilitates Rapid Global Scaling and Data Collection.    We designed our cloud-based SaaS platform to be capable of scaling globally and to use AI to leverage the data that this scale provides. As of March 31, 2021, we served more than 750 hospital, laboratory and biopharma customers globally through our SOPHiA platform and related solutions, products and services. We believe that this global footprint is unique and enables us to capture a wide variety of real-world clinical data around the world.

•

Ability to Work with All Stakeholders in the Healthcare Ecosystem.    We are empowering our customers through a decentralized model and are able to support clinicians, laboratories and researchers across the healthcare ecosystem. This enables us to benefit from growth across the industry and provide the benefits of our network to different stakeholders.

•

Real-time Visibility into the Healthcare Ecosystem Provides Product and Application Expansion Opportunities.    Our strategic positioning as a universal healthcare data analytics platform gives us real-time visibility into data and events in the healthcare ecosystem, including diagnosis, clinical data, customer behavior, performance of third-party technology solutions and other data important to stakeholders.

•

High Visibility and Predictability into Our Business.    Once onboarded onto our SOPHiA platform, our customers tend to steadily increase their use of our SOPHiA platform, which offers a level of predictability that helps us project and manage our growth. In addition, customers rarely leave our SOPHiA platform given that we are generally integrated into their processes. We have a customer retention rate, defined as the percentage of our onboarded in-routine customers who access our SOPHiA platform through the dry lab or bundle access models and who generated revenue during a 12-month period since their last revenue-generating use of our SOPHiA platform, of 84% across our customer base over a five-year period beginning January 1, 2016 and ending December 31, 2020. Furthermore, our customers generally increase their use and adopt new applications of our SOPHiA platform as our relationship with them grows. For each annual cohort of our dry lab and bundle access customers onboarded between 2015 and 2019, the volume of analysis generated by these customers increased year-over-year at a compound annual growth rate ranging between 13% and 24%. The growth in analysis volume across our customer base, combined with the general trend of our dry lab customers shifting over time to the typically higher revenue-generating bundle access model, illustrates the effectiveness of our “land and expand” commercial strategy.

Our Growth Strategy

Our mission is to empower clinicians and researchers around the world to practice data-driven medicine and improve clinical and scientific outcomes. Our growth strategy is to:

•	Continue to drive innovation and advancement of our SOPHiA platform to increase its capabilities and broaden its applications;

•	Drive new customer adoption with clinical customers worldwide;

•	Increase utilization within our clinical customer base;

•	Leverage our platform and database to drive adoption by biopharmaceutical companies; and

•	Establish and grow industry collaborations across the healthcare ecosystem.

Recent Developments

GE Precision Healthcare Commercial Relationship

On July 1, 2021, we entered into a non-binding letter of intent with GE Precision Healthcare LLC (“GE Healthcare”) to negotiate in good faith for a period of six months a collaboration agreement to develop new AI-powered analytics and workflow solutions to serve both the clinical and biopharma markets by deploying GE Healthcare’s medical imaging and monitoring capabilities and its Edison platform-enabled data aggregation together with our SOPHiA platform to break down the data silos across instruments and sites. The goal of the collaboration, if a definitive agreement is negotiated and executed, is to better target and match treatments to each patient’s genomic profile and cancer type, helping to ensure the most effective and personalized treatment.

We believe that if we and GE Healthcare reach such a definitive agreement, the resulting strategic relationship will help us expand and enhance our SOPHiA platform and related solutions, products and services. However, there can be no assurance that such a definitive agreement will be reached, and our inability to reach a definitive agreement with GE Healthcare could have an adverse effect on our business and prospects. Further, there can be no assurance that even if such an agreement is reached, our relationship with GE Healthcare will be successful or result in increased utilization of our SOPHiA platform and related solutions, products and services or increased revenue to us.

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•	We may not be successful in expanding features, applications and data modalities of our SOPHiA platform and related solutions, products and services.

•	We may experience challenges with the acquisition, development, enhancement or deployment of technology necessary for our data analytics platform technologies.

•	If we are unable to expand our sales and marketing capabilities in a cost-effective manner, we may not be able to grow our revenue.

•

The insurance coverage and reimbursement status of newly developed products, such as data analytics platforms and related solutions, products and services, particularly in a new category of diagnostics and therapeutics, is uncertain. An inability to obtain or maintain adequate coverage and reimbursement could limit the commercial potential of our SOPHiA platform and related solutions, products and services.

•

If we cannot maintain our current relationships and enter into new relationships with hospitals, reference and specialty laboratories, and biopharmaceutical companies, our revenue prospects could be reduced.

•	We are highly dependent on our senior management team and other key personnel, and our business could be harmed if we are unable to attract and retain such personnel.

•

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our ordinary shares.

•	Our internal controls over financial reporting and our disclosure controls and procedures in the past have not prevented all errors and fraud and in the future may not prevent all errors and fraud.

•

Our industry is subject to rapid change, which could make our SOPHiA platform and related solutions, products and services obsolete. If we are unable to continue to innovate and improve our SOPHiA platform and related solutions, products and services, we could fail to attract new customers and expand our market share and we could lose existing customers and market share.

•	We face competition from many sources and we may be unable to compete successfully.

•

Security or data privacy breaches, other unauthorized or improper access, or denial of access (e.g., ransomware) could result in additional costs, loss of revenue, significant liabilities, harm to our brand and decreased use of our SOPHiA platform and related solutions, products or services.

•

If we are not able to obtain, maintain, defend or enforce patent and other intellectual property protection or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products, services and technology similar or identical to ours.

•

We license patent rights from third-party owners. If such owners do not properly or successfully obtain, maintain or enforce the patents underlying such licenses, or if they retain or license to others any competing rights, our competitive position and business prospects may be adversely affected. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our relationships with our licensor, we could lose license rights that are important to our business.

•	We have incurred net losses since our inception and expect to continue to incur losses for the foreseeable future. We may never achieve or sustain profitability.

•	A limited number of distributors collectively account for a substantial portion of sales of our SOPHiA platform and related solutions, products and services.

Company and Corporate Information

We were incorporated as a Swiss stock corporation (société anonyme) under the laws of Switzerland on March 18, 2011. We have six subsidiaries: SOPHiA GENETICS, Inc. incorporated in the United States, SOPHiA GENETICS S.A.S. incorporated in France, SOPHiA GENETICS LTD. incorporated in the U.K., SOPHiA GENETICS Intermediação de Negócios EIRELI incorporated in Brazil, SOPHiA GENETICS PTY LTD. incorporated in Australia and SOPHiA GENETICS SRL incorporated in Italy. Our principal executive office is located at Rue du Centre 172, CH-1025 Saint-Sulpice, Switzerland and our telephone number is +41 21 694 10 60. Our website is www.sophiagenetics.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

Share Capital Reorganization

Immediately prior to the completion of this offering, our outstanding share capital will consist of 49,227,000 ordinary shares, after giving effect to (i) a one-to-twenty share split of all issued shares (the “Share Split”), which was effected on June 30, 2021, and (ii) a conversion on a one-to-one basis of our issued preferred shares into ordinary shares (the “Conversion” and together with the Share Split, the “Share Capital Reorganization”), which will be effected immediately prior to the completion of this offering. See “Description of Share Capital and Articles of Associations—Share Capital.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

a requirement to have only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•

an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); and

•

to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our ordinary shares that are held by non-affiliates equals or exceeds $700.0 million as of the prior June 30th. We may choose to take advantage of some but not all of these reduced burdens. For example, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

The offering

Ordinary shares offered by us	shares.

Option to purchase additional ordinary shares offered by us	We have granted the underwriters an option for a period of 30 days to purchase up to additional ordinary shares.

Ordinary shares to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional ordinary shares in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional ordinary shares in full, assuming an initial public offering price of $ per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated fees and offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include:

•	research and development, in particular to further expand the features, applications and data modalities of our SOPHiA platform in order to accommodate multimodal data analytics capabilities;

•

expanding selling and marketing efforts for our SOPHiA platform and related solutions, products and services, in particular to drive new customer adoption with clinical customers and biopharmaceutical companies;

•	establishing new and maintaining and growing existing relationships with collaborators and customers across the healthcare system; and

•	obtaining regulatory clearances or approvals to offer our products as IVD products for diagnostic use.

See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Directed share program

At our request, the underwriters have reserved up to 5% of the ordinary shares offered by this prospectus for sale, at the initial public offering price, to our employees and to friends, professional contacts and family members of our employees and directors. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any director or officer, which will be subject to a 180-day lock-up restriction described under “Underwriting.” The number of ordinary shares available for sale to the general public will be reduced by the number of reserved ordinary shares sold to these individuals. Any reserved ordinary shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ordinary shares offered by this prospectus. See “Underwriting.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

Proposed Nasdaq symbol	“SOPH”

The number of ordinary shares that will be outstanding after this offering is based on 49,227,000 ordinary shares outstanding immediately prior to the completion of this offering and excludes:

•

3,799,260 ordinary shares issuable upon the exercise of options that will be outstanding prior to the completion of this offering under our Incentive Stock Option Plan and our 2019 Incentive Stock Option Plan, at a weighted-average exercise price of CHF 4.23 per share; and

•

7,800,740 ordinary shares reserved for future issuance under our 2021 Equity Incentive Plan, which will become effective in connection with this offering, which number includes (i) the number of ordinary shares issuable upon the exercise of options, which will have an exercise price per share equal to the initial public offering price, and the settlement of restricted stock units to be granted to certain of our executive officers, including our chief executive officer, and employees in connection with this offering having an aggregate fair value of $17,533,255, which, based on an assumed initial public offering price equal to the midpoint of the price range set forth on the cover page of this prospectus, is equal to              ordinary shares issuable upon the exercise of such options and              ordinary shares issuable upon settlement of such restricted stock units and (ii)             ordinary shares issuable upon the settlement of restricted stock units to be granted to our non-employee directors in connection with this offering having an aggregate fair value of $1,200,000, which, based on an assumed initial public offering price equal to the midpoint of the price range set forth on the cover page of this prospectus, is equal to             ordinary shares issuable upon the settlement of such restricted stock units. See “Management—Compensation of Directors and Executive Officers.”

Unless otherwise indicated, all information contained in this prospectus assumes:

•	the Share Capital Reorganization;

•	the filing and effectiveness of our amended and restated articles of association, which will occur immediately prior to the completion of this offering;

•	no exercise of the option granted to the underwriters to purchase up to additional ordinary shares in connection with this offering;

•	an initial public offering price of $ per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	no purchase of ordinary shares in this offering by directors, officers or existing shareholders; and

•	no exercise of outstanding options.

Summary consolidated financial data

The following summary consolidated financial data should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. The summary consolidated income statement data for the years ended December 31, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated income statement data for the three months ended March 31, 2021 and 2020 and the summary consolidated balance sheet data as of March 31, 2021 are derived from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. The unaudited condensed interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results as of the dates and for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. Our audited consolidated financial statements are prepared in accordance with IFRS and presented in U.S. dollars and our unaudited condensed interim consolidated financial statements are prepared in accordance with IAS 34 and presented in U.S. dollars.

	Year Ended December 31,		Three Months Ended March 31,
(in USD thousands, except share and per share data)	2020	2019	2021	2020

Consolidated Income Statement Data:
Revenue	28,400	25,362	8,976	7,481
Cost of revenue	(10,709)	(7,532)	(3,359)	(2,913)

Gross profit	17,691	17,830	5,617	4,568
Research and development costs	(18,588)	(15,018)	(6,180)	(4,631)
Selling and marketing costs	(17,432)	(19,414)	(4,882)	(5,350)
General and administrative costs	(18,965)	(15,669)	(8,633)	(4,002)
Other operating income and (expense), net	(93)	(16)	24	(214)

Operating loss	(37,387)	(32,287)	(14,054)	(9,629)
Finance income and (expense), net	(3,838)	(1,342)	1,561	(890)

Loss before income taxes	(41,225)	(33,629)	(12,493)	(10,519)
Income tax (expense)/benefit	1,886	(162)	(175)	(18)

Loss for the period	(39,339)	(33,791)	(12,668)	(10,537)

Basic and diluted loss per share(1)	(0.93)	(0.90)	(0.26)	(0.27)

Weighted-average number of shares used to compute basic and diluted loss per share(1)	42,350,757	37,752,948	48,019,413	38,377,154

Pro forma basic and diluted loss per share(2)	(0.93)	(0.90)	(0.26)	(0.27)

Weighted-average number of shares used to compute pro forma basic and diluted loss per share(2)	42,350,757	37,752,948	48,019,413	38,377,154

(1)	See Note 9 to our audited consolidated financial statements and Note 6 to our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus for a description of the method used to compute basic and diluted loss per share. These figures have been retroactively adjusted to give effect to the Share Split.

(2)	The pro forma information gives effect to the Conversion.

	As of March 31, 2021
(in USD thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)

Consolidated Balance Sheet Data:
Cash and cash equivalents	57,113	57,113
Term deposits and short-term investments	21,184	21,184
Total assets	111,922	111,922
Total liabilities	29,847	29,847
Share capital	2,469	2,469
Share premium	228,037	228,037
Other reserves	1,916	1,916
Accumulated deficit	(150,347)	(150,347)
Total equity	82,075	82,075

(1)	The pro forma information gives effect to the Conversion.

(2)	The pro forma as adjusted information gives effect to the pro forma adjustments described in footnote (1) above and to our issuance and sale of ordinary shares in this offering at the assumed initial public offering price of $ per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated fees and offering expenses payable by us.

(3)	The pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total equity by $ million, assuming that the number of ordinary shares offered by us in this offering, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated fees and offering expenses payable by us in this offering. Each 1,000,000 share increase or decrease in the number of ordinary shares offered by us in this offering would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total equity by $ million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated fees and offering expenses payable by us in this offering.

Risk factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus, before deciding to invest in our ordinary shares. If any of the events or developments described below were to occur, our business, results of operations, financial condition and prospects could suffer materially, the trading price of our ordinary shares could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks occur, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Risks Related to the Development of Our SOPHiA Platform and Related Solutions, Products and Services

We may not be successful in expanding features, applications and data modalities of our SOPHiA platform and related solutions, products and services.

As of March 31, 2021, our SOPHiA platform offered approximately 240 genomics applications across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. A major part of our long-term strategy is bringing new high-impact content to our customers through updates to our platform, which may include expanding our platform with additional features, applications and data modalities and related solutions, products and services. We expect to make significant investments to advance these efforts.

Enhancing our platform and developing new related solutions, products and services is a speculative and risky endeavor. Features, applications, data modalities and services that initially show promise may fail to achieve the desired results or may not achieve acceptable levels of analytical accuracy or utility. We may need to alter our platform, products or services in development and repeat studies before we identify a potentially successful feature, application, data modality, product or service. Platform, service and product development is expensive, may take years to complete and can have uncertain outcomes. Failure can occur at any stage of the development. Even if we confirm that our platform can be successfully employed for additional features, applications and data modalities, those features, applications and data modalities may be limited in scope to only some diseases, disease segments, patient markets or geographies. If, after development, a new feature, application, data modality, service or product appears successful, we or our collaborators may, depending on the nature of the feature, application, data modality, service or product, need to obtain FDA’s, European Medicines Agency’s (the “EMA”) and other regulatory clearances, authorizations or approvals before we can market the feature, application, data modality, service or product. The FDA’s and EMA’s clearance, authorization or approval pathways are likely to require significant time and expenditures. The FDA, EMA or other applicable regulatory authority may not clear, authorize or approve any feature, application, data modality, service or product we develop. Even if we develop a feature, application, data modality, service or product that receives regulatory clearance, authorization or approval, we or our collaborators would need to commit substantial resources to commercialize, sell and market the feature, application, data modality, service or product and the feature, application, data modality, service or product may never achieve significant market acceptance among various stakeholders and be commercially successful. Furthermore, we purposefully built our SOPHiA platform in a decentralized manner and strategically positioned it as a “universal operating-system” for multiomics and multimodal data analytics in order to provide for a broad range of product and service expansion opportunities. However, certain jurisdictions, such as the Netherlands, implemented centralized services architectures for EHR where all patient data passes through a single, often government-run, entity rather than being shared directly between the healthcare providers. Such centralized systems, if widely implemented, may limit the development of our platform in a decentralized manner across different data modalities. Any of the foregoing could adversely affect our business, revenue growth and results of operations.

In addition, we generally sell our platform, products and services in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop platform enhancements based on technological innovation on a timely basis, our platform may become obsolete over time and our financial and competitive position will suffer. Our success will depend on several factors, including our ability to:

•	correctly identify customer needs and preferences and predict future needs and preferences;

•	allocate our research and development funding to areas with higher growth prospects;

•	anticipate and respond to our competitors’ development of new products and technological innovations;

•	innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in the markets we serve;

•	successfully develop and commercialize new technologies and applications in a timely manner; and

•	convince customers to adopt new technologies and applications.

The expenses or losses associated with unsuccessful platform expansion could adversely affect our business revenue growth and results of operations.

Strong platform, product and service performance, security and reliability are necessary to maintain and grow our business.

We need to maintain and continuously improve the performance, security and reliability of our SOPHiA platform and related solutions, products and services. Our platform and other products may contain errors or defects, and while we have made efforts to test them and are not aware of any widespread material errors, defects or other performance-related issues, there can be no assurance that our platform, products and services do not or will not have performance problems. As we continue to launch more platform features, applications, data modalities and products and services, these risks may increase. Poor performance, security and reliability could adversely impact our customers and lead to customer dissatisfaction, adversely affect our reputation and revenues and increase our service, product care, and distribution costs and working capital requirements.

We may experience challenges with the acquisition, development, enhancement or deployment of technology necessary for our data analytics platform technologies.

Our business requires sophisticated computer systems and software in order to accurately and efficiently capture, service and process increasing volumes of health data, in particular a growing number of genomic profiles generated by our customers through various NGS test kits, sequencers and sample materials from different manufacturers. Some of the technologies are changing rapidly and we must continue to adapt to these changes in a timely and effective manner at an acceptable cost. There can be no assurance that we will be able to develop, acquire, enhance, deploy or integrate new technologies, including technologies needed to integrate new genomics test kits into our data analytics platform, that these new technologies will be effective and efficient, will meet our needs or achieve our expected goals or that we will be able to do so as quickly or cost-effectively as our competitors. Significant technological change could render our data analytics platform and technologies obsolete and incompatible with new or improved genomics test kits. In addition, we may face challenges in expanding into markets without suitable cloud infrastructure compatible with our SOPHiA platform. Our continued success will depend on our ability to adapt to changing technologies, manage and process ever-increasing amounts of data and information and improve the performance features of our data analytics platform technologies in response to an ever-changing patient population. We may experience difficulties that could delay or prevent the successful design, development, testing and introduction of new versions of our data analytics platform technologies, limiting our ability to identify new products and services. Any of these challenges could have a material adverse effect on our operating results and financial condition.

Any failure to offer high-quality support for our products and services may adversely affect our relationships with customers and collaborators and negatively impact our reputation and our business, financial condition and results of operations.

In implementing and using our SOPHiA platform and related solutions, products and services, our customers and collaborators depend on our support to resolve issues in a timely manner. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. Increased customer demand for support could increase costs and adversely affect our financial condition and results of operations. In addition, we need highly trained technical support personnel. Hiring technical support personnel is very competitive in our industry due to the limited number of people available with the necessary scientific and technical backgrounds and ability to understand our technology at a technical level. Our sales are highly dependent on our reputation and on positive recommendations from our customers, users, care collaborators, providers, hospitals and clinics. If we do not maintain high-quality customer support, or if the market perceives that we do not maintain high-quality customer support, our reputation and our business, financial condition and results of operations could be adversely affected.

Delays in the commencement and successful completion of multimodal clinical studies, and negative or ambiguous data generated from such studies, could increase costs and delay or prevent regulatory approval of our SOPHiA platform and related solutions and products.

To further improve our SOPHiA platform and develop new predictive algorithmic models that we can deploy on our platform, we are sponsoring, and in the future intend to sponsor, observational multimodal clinical studies in various disease areas. There can be no assurance that any multimodal clinical study that we sponsor will be conducted as planned or be completed on schedule, if at all. These clinical studies are subject to numerous risks, and a failure, delay or termination of one or more such studies can occur at any stage of the process. Events that may prevent successful or timely commencement and completion of multimodal clinical studies include:

•

delays in receiving the required regulatory clearance from the appropriate regulatory authorities to commence the studies, including any objections to our protocols from the FDA, the EMA or comparable regulatory authorities;

•

delays in reaching, or a failure to reach, an agreement on acceptable terms with prospective clinical research organizations (“CROs”) and participating sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and participating sites;

•	difficulties in obtaining required Institutional Review Board (“IRB”) or ethics committee approval at each participating site;

•	challenges in recruiting and enrolling suitable patients that meet the study criteria to participate in the studies;

•	the inability to enroll a sufficient number of patients in the studies;

•

our CROs or participating sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a study;

•	lower than anticipated patient retention rates;

•	difficulties in maintaining contact with patients, resulting in incomplete data;

•	ambiguous or negative interim results;

•	changes in regulatory requirements and guidance that require amending or submitting new protocols;

•	lack of adequate funding to continue the study; or

•	delays and disruptions as a result of unforeseen external events, such as the COVID-19 pandemic.

The commencement and successful and timely completion of a multimodal clinical study will require us to enroll a sufficient number of eligible patients to participate in such study. Any delay or difficulty in patient enrollment could significantly delay or otherwise hinder our research and development efforts, regulatory submissions and approvals and commercialization efforts. Patient enrollment is affected by many factors, including the size and nature of the patient population; the severity of the disease under investigation; the eligibility criteria for the study in question, including any misjudgment of, and resultant adjustment to, the appropriate ranges applicable to the exclusion and inclusion criteria; the number of participating sites and the proximity of prospective patients to those sites; the commitment of participating sites to identify eligible patients; competing studies with similar eligibility criteria; and disruptions as a result of the COVID-19 pandemic. The risks related to patient enrollment may be heightened for any multimodal clinical study that seeks to enroll patients with characteristics that are found in a small population. In addition, patients may also be unwilling to participate in our studies because of data security and privacy concerns.

Furthermore, there can be no assurance that any multimodal clinical study will produce the data necessary to support further development of our platform in a particular disease area or to support any regulatory submission. Even if a study is completed, the data generated may be negative, ambiguous or otherwise insufficient. To obtain sufficient data, we may be required to sponsor studies beyond those we plan to sponsor, which would increase our costs and delay regulatory submissions and commercialization activities.

If we do not have the support of key opinion leaders or clinical data using our products is not published in peer-reviewed journals, it may be difficult to drive adoption of our products.

We have established relationships with leading thought leaders. If these key opinion leaders determine that our SOPHiA platform and related solutions, products and services are not accurate or that alternative technologies, products and services are more accurate or more cost-effective, or if we fail to establish new relationships with key opinion leaders in different markets, geographies and among various stakeholders, we may see lower demand for our SOPHiA platform and related solutions, products and services, which would limit our revenue growth and our ability to achieve profitability.

The publication of clinical data using our products in peer-reviewed journals is also crucial to our success. For instance, as of March 31, 2021, our SOPHiA platform and related solutions, products and services have been utilized in clinical trials and research projects discussed in more than 200 peer-reviewed publications. We are unable to control when, if ever, results of current or future trials and projects are published, which may delay or limit adoption of our SOPHiA platform and related solutions, products and services. Such peer-reviewed publications may be limited by many factors, including delays in the completion of, poor design of, or lack of compelling data from, clinical studies, as well as delays in the review, acceptance and publication process. If our SOPHiA platform and related solutions, products and services do not receive sufficient favorable exposure in peer-reviewed publications, the rate of adoption of our SOPHiA platform and related solutions, products and services among medical personnel and positive reimbursement coverage determinations for them could be adversely affected.

Risks Related to Commercialization

If we are unable to expand our sales and marketing capabilities, including through additional strategic relationships, in a cost-effective manner, we may not be able to grow our revenue.

Our future sales will depend in large part on our ability to develop, train, retain and substantially expand, our sales force, to increase the scope of our marketing efforts, including into markets and geographies where our presence is currently limited, and to maintain our current strategic relationships and enter into new strategic relationships. Our current target market of hospitals, reference and specialty laboratories, and biopharmaceutical companies is a large and diverse market. As a result, we believe it is necessary to continue to develop a sales force that includes sales representatives with specific technical backgrounds and industry expertise. Competition for such personnel is intense. We may not be able to attract and retain personnel or be able to continue to build and maintain an efficient and effective sales and marketing force, which could adversely impact sales of our SOPHiA platform and related solutions, products and services and their market acceptance and limit our revenue growth and potential profitability.

We currently have multiple strategic relationships with third-party providers of solutions and services that can be bundled with our SOPHiA platform, including Integrated DNA Technologies, Inc. (“IDT”), Twist Biosciences Corporation (“Twist”) and Agilent Technologies, Inc. (“Agilent”). See “Business—Collaboration Agreements.” We also offer our SOPHiA platform and related solutions, products and services through various global and local distributors. See “—Risks Related to Our Relationships with Third Parties—Our operating results depend on the performance of third-party distributors” and “—Risks Related to Our Relationships with Third Parties—We intend to rely on third-party distributors to realize our expansion strategy.” In addition, we have a direct sales force to market and sell our SOPHiA platform and related solutions, products and services, including a dedicated BioPharma Business Development and Operations team, focusing on expanding our collaborations with biopharmaceutical companies, both advanced and early stage. Sales and marketing activities in the healthcare space are subject to various rules and regulations. In addition, our marketing messaging can be complex and nuanced, and there may be errors or misunderstandings in our sales force’s communication of such messaging. As we continue to grow our sales and marketing efforts, we face an increased need to continuously monitor and improve our policies, processes and procedures to maintain compliance with a growing number and variety of laws and regulations. To the extent that there is any violation, whether actual, perceived or alleged, of our policies or applicable laws and regulations, we could incur additional training and compliance costs, receive inquiries from third parties or be held liable or otherwise responsible for such acts of noncompliance. Any of the foregoing could adversely affect our business, reputation and results of operations.

We intend to continue to expand and leverage our sales and marketing infrastructure. Identifying, recruiting and training qualified sales and marketing personnel requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive, depending on the target market or geographies. Our sales force may subject us to higher fixed costs than that incurred by our competitors that utilize independent third parties, which could place us at a competitive disadvantage.

Our ability to increase our customer base and achieve broader market acceptance of our SOPHiA platform and related solutions, products and services will depend to a significant extent on our ability to expand our marketing efforts. We plan to dedicate significant resources to our marketing programs. However, marketing activities may not generate medical personnel awareness or increase revenue, and even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the market acceptance necessary to realize a sufficient return on our brand building efforts, or to achieve the level of brand awareness that is critical for broad use of our SOPHiA platform and related solutions, products and services.

The commercial success of our SOPHiA platform and current and future products and services depends on attaining significant market acceptance.

Our commercial success depends, in part, on market acceptance of our SOPHiA platform and our products and services. We cannot predict how quickly, if at all, our SOPHiA platform and related solutions, products and services will attain significant market acceptance or, if accepted, how frequently they will be used. These constituents must believe that our SOPHiA platform and related solutions, products and services offer benefits over other available alternatives. The degree of market acceptance of our SOPHiA platform and related solutions, products and services depends on a number of factors, including:

•	whether there is adequate utilization of our SOPHiA platform and related solutions, products and services based on their potential and perceived advantages over those of our competitors;

•	the safety, accuracy and ease of use of our SOPHiA platform and related solutions, products and services relative to those currently on the market;

•

our ability to develop, commercialize and obtain regulatory clearance or approval for IVD products for diagnostic use and our compliance with the FDA’s “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only” (the “RUO Guidance”) and other laws and regulations governing RUO and IVD products in the United States, the EU and other geographies;

•	the clinical flexibility, operational versatility and technology agnostic nature of our SOPHiA platform and related solutions, products and services;

•	the prices at which we and our distributors offer our SOPHiA platform and related solutions, products and services;

•	the effectiveness of our sales and marketing efforts;

•	our ability to provide incremental data that show the clinical benefits and cost-effectiveness, and operational benefits, of our SOPHiA platform and related solutions, products and services;

•	the coverage and reimbursement acceptance of our products and services;

•

pricing pressure, including from group purchasing organizations (“GPOs”), seeking to obtain discounts on our SOPHiA platform and related solutions, products and services based on the collective bargaining power of the GPO members;

•	negative publicity regarding our or our competitors’ platforms, products and services; and

•	the accuracy of our SOPHiA platform and related solutions, products and services relative to those of our competitors.

Additionally, even if our SOPHiA platform and related solutions, products and services achieve widespread market acceptance, they may not maintain that market acceptance over time if more cost-effective or more favorably received platforms, products, services or technologies are introduced. Failure to achieve or maintain market acceptance and/or market share would limit our ability to generate revenue.

In addition, our customer base includes hospitals, reference and specialty laboratories, and biopharmaceutical companies. In the years ended December 31, 2020 and December 31, 2019, most of our revenue came from sales to our customers in Europe, the Middle East and Africa (“EMEA”). Our success will depend on our ability to increase our market penetration among these customers, including our ability to provide additional applications of our platform and additional products and services to our existing customers, and expand our customer base across various markets and geographies by developing and marketing new applications of our data analytics platform and new products and services. In particular, we intend to focus our efforts on geographic and biopharma expansion, for example by capitalizing on increasing NGS testing and expanding our offerings to biopharmaceutical companies with new and improved pre- and post-market solutions. As we continue to scale our business, we may find that certain applications of our SOPHiA platform, certain of our products and services, certain customers or certain markets may require a dedicated sales force or sales personnel with different experience than those we currently employ. For instance, we have a dedicated BioPharma Business Development and Operations team, focusing on expanding our collaborations with biopharmaceutical companies, both advanced and early stage. Identifying, recruiting and training additional qualified personnel would require significant time, expense and attention.

There can be no assurance that we will be able to further penetrate our existing markets, that our existing markets will be able to sustain our current and future product and services offerings and that we will be able to expand into new markets. Any failure to increase penetration in our existing markets or expand into new ones would adversely affect our revenues and results of operations.

The market opportunities for our SOPHiA platform and related solutions, products and services may be smaller than we estimate.

Our estimates of the addressable market for our SOPHiA platform and related solutions, products and services are derived from a variety of sources, including scientific literature, surveys of clinicians, medical personnel and healthcare professionals and other forms of market research. These estimates may be inaccurate or based on imprecise data. Further, these estimates are based on various assumptions, including the outcomes of clinical studies, and whether the clinical studies will achieve objectives needed to meet clinical and payor expectations, the number of people who have a particular disease or condition, our expansion into other features, applications and data modality opportunities and disease areas, expansion of our clinical and multimodal data sets, the prices at which we and our distributors provide or sell our SOPHiA platform and related solutions, products and services in the market, the regulatory framework governing the development, sale and use of our SOPHiA platform and related solutions, products and services, including the laws and regulations governing RUO and IVD products, the degree of coverage and reimbursement, the cost-containment efforts by payors, customers and collaborators as well as obtaining necessary clearance or regulatory approvals. While we believe our assumptions and estimates are reasonable, these assumptions and estimates may prove to be incorrect and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. The future growth of the market for our current and future products and services depends on many factors beyond our control, including recognition and acceptance of our products by the scientific community and the growth, prevalence and costs of competing products and solutions. Such recognition and acceptance may not occur in the near term, or at all. If the addressable market for our SOPHiA platform and related solutions, products and services is smaller than our estimates, or if the prices at which we can sell our SOPHiA platform and related solutions, products and services are lower than our estimates, our business, financial condition and results of operations could be negatively impacted.

The insurance coverage and reimbursement status of newly developed products, such as data analytics platforms and related solutions, products and services, particularly in a new category of diagnostics and therapeutics, is uncertain. An inability to obtain or maintain adequate coverage and reimbursement could limit the commercial potential of our SOPHiA platform and related solutions, products and services.

The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford our current and future platforms, products and services, if approved for IVD use. In addition, because our SOPHiA platform and related solutions, products and services represent new approaches to the research, diagnosis, detection and treatment of diseases, we cannot accurately estimate how they would be priced, whether reimbursement could be obtained or any potential revenue generated. Sales of our SOPHiA platform and related solutions, products and services, if approved for IVD use, may depend substantially on the extent to which they are covered by health maintenance, managed care and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our SOPHiA platform and related solutions, products and services. Even if coverage is provided, the available reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our research and development and sales and marketing costs.

Coverage and reimbursement are ever changing, and we are not in control of how our competitors’ coverage and pricing strategies are established. Some of our competitors have widespread brand recognition and substantially greater financial and technical resources and development, production and marketing capabilities than we do. Others may develop lower-priced, less complex tests that payors and healthcare professionals could view as functionally equivalent to our products, which could force us to lower the list price of our tests and impact our operating margins and our ability to achieve and maintain profitability. Payors may compare our products to our competitors and utilize them as precedents, which may impact our coverage and reimbursement. In addition, technological innovations that result in the creation of enhanced diagnostic tools that are more effective than ours may enable other clinical laboratories, hospitals, medical personnel or medical providers to provide specialized diagnostic tests similar to ours in a more patient-friendly, efficient or cost-effective manner than is currently possible.

In the United States, many significant decisions about reimbursement for new diagnostics and medicines are made by the Centers for Medicare & Medicaid Services (“CMS”), which decides whether and to what extent a new diagnostic or medicine will be covered and reimbursed under Medicare, although it frequently delegates this authority to local Medicare Administrative Contractors (“MACs”). Private payors tend to follow Medicare to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel platforms, products and services such as ours. Outside the United States, the reimbursement process and timelines vary significantly. Certain countries, including a number of member states of the EU, set prices and make reimbursement decisions for diagnostics and pharmaceutical products, or medicinal products, as they are commonly referred to in the EU, with limited participation from the marketing authorization or CE mark holders, or may take decisions that are unfavorable to the authorization or CE mark holder where they have participated in the process. There can be no assurance that we can achieve acceptable prices and reimbursement decisions.

Cost-containment efforts of our customers and third-party payors could have a material adverse effect on our sales and profitability.

Increasing efforts by governmental and third-party payors to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for newly cleared, authorized or approved devices and medicines and, as a result, they may not cover or provide adequate payment for our platform and related solutions, products and services. In addition, such organizations may decide to divert or reallocate their available funding to other services, products or uses, for instance to contain the spread of the COVID-19 pandemic. Such efforts include legislation and regulations designed to control pharmaceutical and biological pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, which are, in some cases, designed to encourage importation from other countries and bulk purchasing. Additionally, some countries require approval of the sale price of a product before it can be marketed or mandatory discounts or profit caps may be applied.

In the United States and some foreign jurisdictions there have been, and continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality, and expand access to care. There have been executive and judicial challenges to certain aspects of the Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act of 2010 (the “ACA”), as well as efforts to repeal, replace or alter the implementation of certain aspects of the ACA. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by the U.S. Congress. Thus, the ACA will remain in effect in its current form. It is possible that the ACA will be subject to judicial or congressional challenges in the future. It is unclear how any such challenges as well as the healthcare reform measures of the U.S. presidential administration will affect our business, financial condition and results of operations.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to CMS payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional congressional action is taken, with the exception of a temporary suspension of the 2% cut in Medicare payments from May 1, 2020 through December 31, 2021. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced CMS payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover Medicare overpayments to providers from three to five years.

Further, we expect that additional state and federal healthcare reform measures will be adopted in the future. Because of that, we expect to experience pricing pressures on our SOPHiA platform and related solutions, products and services due to the trend toward value-based pricing and coverage, the increasing influence of health maintenance organizations and legislative changes.

In an effort to reduce costs, many hospitals in the United States have become members of GPOs and Integrated Delivery Networks (the “IDNs”), which negotiate pricing arrangements with medical device companies and distributors and then offer these negotiated prices to affiliated hospitals and other members. GPOs and IDNs typically award contracts on a category-by-category basis through a competitive bidding process. Due to the highly competitive nature of the GPO and IDN contracting processes, we may not be able to obtain and maintain contract positions with major GPOs and IDNs. Furthermore, the increasing leverage of organized buying groups may reduce market prices for our SOPHiA platform and related solutions, products and services, thereby reducing our revenue and margins.

We expect that a significant portion of our revenue will be derived from sales to customers for research and development applications, including for CROs. The demand for our SOPHiA platform and related solutions, products and services will depend in part upon the research and development budgets of these customers, which are impacted by factors beyond our control. In addition, academic, governmental and other research institutions that fund research and development activities may be subject to stringent budgetary constraints that could results in spending reductions, reduced allocations or budget cutbacks, which could jeopardize the ability of these customers to purchase our products.

Risks Related to Our Business Strategy

We may encounter difficulties in managing our growth, which could disrupt our operations and make it difficult to execute our business strategy.

As of March 31, 2021, we had 415 employees. We anticipate continued growth in our business operations, particularly in the areas of research and development, sales and marketing, regulatory affairs and other functional areas such as finance, accounting, quality and legal. Additionally, we expect to expand our testing, analytics and manufacturing capacities as we develop and commercialize additional platforms, products and services and expand our presence in existing markets and enter new markets, including North America. To manage our anticipated growth, we must continue to implement and improve our managerial, operational quality and financial systems, expand our facilities and continue to recruit, train and retain additional qualified personnel. This growth could create strain on our organizational, administrative and operational infrastructure, including laboratory operations, quality control, customer service and sales organization management, in particular during the COVID-19 pandemic. Our management may also have to divert its attention away from day-to-day activities in order to manage growth. Difficulties managing our growth could disrupt our operations and make it difficult to execute our business strategy.

If we are unable to manage our growth, we may not be able to maintain the quality or expected turnaround times of our SOPHiA platform and related solutions, products and services, or satisfy customer demand. Our ability to manage our growth will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. The time and resources required to implement these new systems and procedures is uncertain, and failure to complete this in a timely and efficient manner could materially adversely affect our operations.

Our results of operations will be materially harmed if we are unable to accurately forecast customer demand for, and utilization of, our SOPHiA platform and related solutions, products and services and manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and assemble products related to our SOPHiA platform and services based on our estimates of future demand. Our ability to accurately forecast demand could be negatively affected by various factors, including our failure to accurately manage our expansion strategy, product introductions by competitors, change in customer demand, changes in customer acceptance, changes in general market conditions or regulatory matters and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would adversely affect our gross margin and impair the strength of our brand. Conversely, if we underestimate customer demand for our SOPHiA platform and related solutions, products and services, our supply chain, manufacturing collaborators and/or internal manufacturing team may not be able to deliver components to meet our requirements, which could damage our reputation, sales growth and customer relationships. In addition, if we experience a significant increase in demand, additional supplies of raw materials or additional manufacturing capacity may not be available when required on terms that are acceptable to us, if at all, or suppliers may not be able to allocate sufficient capacity in order to meet our increased requirements, which could adversely affect our business, reputation and results of operations.

We have in the past and may in the future acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy, we have in the past and may in the future acquire complementary companies, platforms, products or technologies that we believe fit within our business model and can address the needs of our current and potential customers. For example, in June 2018 we acquired Interactive Biosoftware (“IBS”), a French tech company which developed and commercialized Alamut, the standardized decision support software for clinical genomic data interpretation. In connection with this acquisition, we faced challenges with connecting our Alamut suite to our SOPHiA platform. We also did not retain some key IBS employees for a variety of reasons. There can be no assurance that we can acquire or successfully integrate such companies, platforms, products or technologies into our business, in particular that we can successfully integrate any acquired technology into our SOPHiA platform. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition, the pursuit of potential acquisitions may divert the attention of management and cause us to incur additional expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our strategic goals and any acquisitions we complete could be viewed negatively by our customers, investors and industry analysts. We may not be aware of all of the risks associated with the acquired business. In addition, an acquisition may result in unforeseen operating difficulties and expenditures, such as:

•	difficulties integrating businesses, services, personnel, operations and financial and other controls and systems and retaining key employees;

•	assumption of unknown liabilities, known contingent liabilities, that become realized or known liabilities that prove greater than anticipated;

•	difficulties retaining the customers or employees of any acquired business;

•	incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill;

•	entry into a new market or business line in which we have no prior experience and in which we may not successfully compete;

•	integration of an acquired company, which may disrupt ongoing operations and require management resources that would otherwise be used in developing our existing business; and

•	divergent interests from those of our collaborators.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

Any such acquisitions may reduce cash available for operations and other uses and could result in amortization expense related to identifiable assets acquired. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition and the value of our ordinary shares. The sale or issuance of equity securities to finance any such acquisitions would result in dilution to our shareholders. The incurrence of indebtedness to finance any such acquisition would result in fixed obligations and could also include restrictive covenants that impede our ability to manage our operations. In addition, our results of operations may be adversely affected by the dilutive effect of an acquisition, performance earn-outs or contingent bonuses associated with an acquisition.

Risks Related to Our Relationships with Third Parties

If we cannot maintain our current relationships and enter into new relationships with hospitals, reference and specialty laboratories, and biopharmaceutical companies, our revenue prospects could be reduced.

We collaborate with hospitals, reference and specialty laboratories, and biopharmaceutical companies to analyze patient samples for multiple applications, including to support research studies and clinical trials. The revenue attributable to our customers may fluctuate in the future, which could adversely affect our financial condition and results of operations. In addition, the termination of these relationships could result in a temporary or permanent loss of revenue.

We also collaborate with a number of manufacturers, including IDT, Twist and Qiagen GmbH (“Qiagen”), in developing and manufacturing our products, in particular DNA enrichment kits. See “Business—Collaboration

Agreements.” In addition to these manufacturing and supply agreements, we also entered into non-exclusive distribution agreements with IDT and Twist. Pursuant to these agreements, both IDT and Twist can offer our SOPHiA platform to their current and prospective customers, including clinical researchers.

Our future success depends in part on our ability to maintain these relationships and to establish new relationships, including with governmental and third-party payors and patients. Many factors have the potential to impact such relationships, including our customers’ and collaborators’ satisfaction with our SOPHiA platform and related solutions, products and services and our ability to respond to the evolving needs of our customers. Furthermore, our customers may decide to decrease or discontinue their use of our SOPHiA platform and related solutions, products and services due to changes in clinical routine, research and product development plans, financial constraints or utilization of internal testing resources or tests. In addition, our collaborators may decide to discontinue providing services or manufacturing products, for instance testing kits, complementary to or compatible with our SOPHiA platform and related solutions, products and services, in particular products offered as part of “bundle” solutions together with our SOPHiA platform. Furthermore, our collaborators with whom we entered into both manufacturing and distribution agreements may be disincentivized from adequately performing their obligations under the applicable distribution agreement if we substantially decrease the quantities of products purchased from them under the manufacturing agreement or terminate the manufacturing agreement. In addition to reducing our revenue, the loss of one or more of these relationships may reduce our exposure to clinical routine and research that facilitate the collection and incorporation of new data, including new genomics profiles, into our SOPHiA platform.

We engage in conversations with potential collaborators regarding commercial opportunities on an ongoing basis. There can be no assurance that any of these conversations will result in a commercial agreement, or if an agreement is reached, that the resulting relationship will be successful or that clinical or research studies conducted as part of the engagement will produce successful outcomes.

Our operating results depend on the performance of third-party distributors.

A portion of our sales is made through independent global and regional distributors that are not under our control. We rely on distributors to grow and develop our customer base and anticipate customer needs, and any lack of such actions by our distributors may adversely affect our results of operations. If the business relationship with such distributor is terminated, whether through industry consolidation or otherwise, and we are unable to find a suitable replacement, our operations and operating results could be materially adversely affected. These independent distributors also generally represent products offered by several companies and are not subject to any minimum sales requirements or obligation to market our products to their customers. In turn, distributors could reduce their sales efforts for our products or choose to terminate their representation of us. They may also fail to perform their obligations under the agreements with us, including their obligations to ensure that end users of our SOPHiA platform are aware that informed consent is required from patients prior to obtaining access to our SOPHiA platform. Additionally, we rely on our distributors to provide accurate and timely sales reports in order for us to be able to generate financial reports that accurately represent distributor sales of our products during any given period. Any inaccuracies or untimely reports could adversely affect our ability to produce accurate and timely financial reports and recognize revenue.

We rely on third-party service providers to host and deliver our SOPHiA platform and related services, and any interruptions or delays in these services could harm our business.

We currently serve our customers from third-party data center hosting facilities located in the United States, Canada, Brazil, Europe, Turkey and Australia. Our operations depend, in part, on our third-party facility providers’ ability to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. In the event that our data center arrangements are terminated, or if there are any lapses of service or damage to a center, we could experience lengthy interruptions in providing our SOPHiA platform and related solutions, products and services as well as delays and additional expenses in making new arrangements.

We designed our system infrastructure and procure and own or lease the computer hardware used for our services. Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems to fail and result in interruptions in our SOPHiA platform and related services. Any interruptions or delays in our service, whether as a result of third-party error, our own error, natural disasters or security breaches could harm our relationships with our customers, reduce our revenue and increase our expenses. In such events, our insurance policies may not adequately compensate us for losses that we may incur but such events could subject us to liability and cause us to issue credits or cause customers to abandon our SOPHiA platform and related services.

In addition, we currently use Microsoft Corporation (“Microsoft”) and Microsoft Azure Services for a substantial portion of our computing, storage, data processing, networking and other services. In addition, our platform can be deployed onto other platforms, including Amazon Web Services (“AWS”) or Google Cloud Platform (“Google Cloud”). Any significant disruption of, or interference with, our use of Microsoft Azure Services, AWS, Google Cloud or other similar cloud platform, could adversely affect our business, financial condition and results of operations. Cloud providers have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Cloud providers may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether or altering how we are able to process data in a way that is unfavorable or costly to us. If our arrangements with cloud providers were terminated, we could experience interruptions on our platform and in our ability to make our content available to users, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any transition to new cloud providers would be difficult to implement and would cause us to incur significant delays and expense.

Additionally, we are vulnerable to service interruptions experienced by Microsoft Azure Services, Microsoft, AWS, Google Cloud and other providers, and we expect to experience interruptions, delays or outages in service availability in the future due to a variety of factors, including infrastructure changes, human, hardware or software errors, hosting disruptions and capacity constraints. Outages and capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by these providers, or regular or prolonged interruptions in that service, could also affect the use of, and our users’ satisfaction with, our products and services and could harm our business and reputation. In addition, hosting costs will increase as user engagement grows, which could harm our business if we are unable to grow our revenue faster than the cost of using these services or the services of other providers. Any of these factors could further reduce our revenue or subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

We rely on third-party manufacturers for the supply, manufacture and production of our products. Our reliance on these third parties may impair the advancement and commercialization of our products.

We rely, and expect that we will continue to rely, on third parties for the manufacturing and supply of our products offered with our SOPHiA platform, and such reliance on third-party manufacturers may expose us to different risks than if we were to manufacture products ourselves. If our agreements with these third parties expire or are terminated, there can be no assurance that we would be able to negotiate new agreements with them or other third parties on equally favorable terms as the current agreements, or at all. For example, we rely on our manufacturing and supply agreements with multiple parties, including IDT, Twist and Qiagen, for the manufacture of our DNA enrichments kits, which we offer to our clients as part of “bundle” solutions together with our SOPHiA platform.

Reliance on third-party providers exposes us to different risks than if we were to manufacture and supply products ourselves. If our third-party manufacturers fail to deliver the required commercial quantities of materials on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality on a timely basis, the continued commercialization of our products, the supply of our products to customers and the development of any future products will be delayed, limited or prevented, which could have a material adverse effect on our business, financial condition and results of operations. Further, although we have auditing rights with all our manufacturing counterparties and we have the right under our agreements both with IDT and Twist to submit our own product design specifications, we do not have control over a manufacturer’s compliance with applicable manufacturing standards and other laws and regulations, such as those related to environmental health and safety matters. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our products and that obtained regulatory clearance could be revoked, which would adversely affect our business and reputation. In addition, we have encountered and may in the future encounter quality issues with our products if our third-party manufacturers fail to deliver the required materials for, or components of, our products free of defects and contaminants and/or in conformity with applicable specifications, warranties and statutory or regulatory requirements. For example, in June 2021, we detected cross-contamination of index plates used in some of the DNA enrichment kits sold as part of our “bundle” solutions, which resulted from a defect in index plates supplied by one of our third-party manufacturers, and notified certain of our customers of this. Though in this instance, the cross-contamination to date has not led to detection rates inconsistent with our claimed limits of detection for the DNA enrichment kits or given rise to any pending or threatened claims, we cannot guarantee that quality issues resulting from one of our third-party manufacturer’s failure to deliver compliant materials or components free of defects and contaminants will not lead to product recalls, marketing or promotional restrictions, litigation, customer loss or reputational harm or otherwise negatively affect our business, financial condition and results of operations. Further, our manufacturing collaborators may be unable to successfully increase the manufacturing capacity for our products in a timely or cost-effective manner, or at all, as needed for our development efforts or, if our additional products are developed and approved, our commercialization efforts. Quality issues may also arise during scale-up activities, some of which may not be readily apparent to us or our collaborators.

Establishing additional or replacement manufacturers could take a substantial amount of time and be expensive, which may result in interruptions in our operations and product delivery, negatively affect the quality and performance of our products or require that modifications be made to our products’ designs. Even if we are able to find replacement manufacturers, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality expectations and applicable regulatory requirements. If we are unable to find an adequate replacement or another acceptable solution in time, our research and development and commercial activities could be harmed.

We rely on third parties to conduct multimodal clinical studies. If they do not properly and successfully perform their obligations to us, we may not be able to gather data necessary to support further development of our SOPHiA platform in a particular disease area or to support regulatory submissions.

We rely, and we expect that we will continue to rely, on third parties to assist in managing, monitoring and otherwise carrying out multimodal clinical studies of our SOPHiA platform and related solutions and products. For example, we rely on participating sites and their staff, such as clinical research assistants, to gather and enter data. As a result of our reliance on these third parties, we have less direct control over the conduct, timing and completion of these studies than we would otherwise have if we relied entirely upon our own staff. These third parties are not our employees and we have limited control over the amount of time and resources that they dedicate to our studies, but we nevertheless are responsible for ensuring that each of our clinical studies is conducted in accordance with applicable protocol, legal, regulatory and scientific standards. In addition, communications with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may have staffing difficulties, fail to comply with contractual obligations, experience regulatory compliance issues, undergo changes in priorities or become financially distressed, or form relationships with other entities, some of which may be our competitors.

If these third parties do not successfully carry out their duties under their agreements, or if the quality or accuracy of the data they obtain is compromised, or if they fail to comply with study protocols or meet expected deadlines, the multimodal clinical studies of our SOPHiA platform and related solutions and products may fail to generate data necessary to support further development of our platform in a particular disease area or to support regulatory submissions and could subject us to liability claims. If third-parties fail to comply with applicable regulatory requirements, the data generated in the multimodal clinical studies may be unreliable and these studies may be extended, delayed, suspended or terminated and we could be subject to liability claims.

We compete with many other companies for the resources of these third parties. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources away from our studies. If any of our relationships with these third parties terminate, we may not be able to enter into alternative arrangements or to do so on commercially reasonable terms. As a result, delays may occur in our studies, which can materially impact our ability to meet our desired development, regulatory and commercialization timelines. There can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, results of operations, financial condition and prospects.

Performance issues, service interruptions or price increases by our shipping carriers and warehousing providers could adversely affect our business, reputation and ability to provide our products on a timely basis.

Expedited, reliable shipping and delivery services and secure warehousing are essential to our operations. We rely on providers of transport services for reliable and secure point-to-point transport of our research and diagnostic products and for tracking of these shipments, and from time to time require warehousing for our products. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any systems, it would be costly to replace such systems in a timely manner and such occurrences may damage our reputation, reduce demand for our SOPHiA platform and related solutions, products and services and increase costs and expenses to our business. In addition, any significant increase in shipping or warehousing rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters, civil unrest and disturbances or other service interruptions affecting delivery or warehousing services we use would adversely affect our ability to process orders for our products on a timely basis.

We rely on commercial courier delivery services to transport samples to our laboratory facility in a timely and cost-efficient manner and if these delivery services are disrupted, our business will be harmed. Disruptions in delivery service, whether due to labor disruptions, bad weather, natural disaster, civil unrest or disturbances, terrorist acts or threats or other reasons could adversely affect specimen integrity and our ability to process samples in a timely manner and to service our customers, and ultimately our reputation and our business. In addition, if we are unable to continue to obtain expedited delivery services on commercially reasonable terms, our operating results may be adversely affected.

We intend to rely on third-party distributors to realize our expansion strategy.

We offer our SOPHiA platform and related solutions, products and services through third-party distributors in various geographies. We intend to extend our presence into new geographies and further penetrate existing geographies, particularly geographies that represent largely underpenetrated opportunities such as North America, and to do so we must attract additional distributors and retain existing distributors to maximize the commercial opportunity for our platform, services and products. There is no guarantee that we will be successful in attracting or retaining desirable sales and distribution collaborators or that we will be able to enter into such arrangements on favorable terms. Most of our distribution relationships are non-exclusive and permit such distributors to distribute competing products. As such, our distributors may not commit the necessary resources to market our products to the level of our expectations or may choose to favor marketing the products of our competitors. If current or future distributors do not perform adequately or we are unable to enter into effective arrangements with distributors in particular geographies, we may not achieve revenue growth and realize our expansion strategy.

Risks Related to Our Business and Industry

We are highly dependent on our senior management team and other key personnel, and our business could be harmed if we are unable to attract and retain such personnel.

We are highly dependent on our senior management, including our Chief Executive Officer Dr. Jurgi Camblong. Our success will depend on our ability to retain senior management and to attract and retain qualified personnel in the future, including sales and marketing professionals, scientists, clinical specialists and other highly skilled personnel. The loss of members of our senior management, sales and marketing professionals, scientists, IT and data experts or clinical and regulatory specialists could result in delays in product development and commercialization and harm our business.

Our research and development programs and laboratory operations depend on our ability to attract and retain highly skilled scientists and technicians. We may not be able to attract or retain qualified scientists and technicians due to the competition for such personnel among life science businesses, particularly near our headquarters in Saint-Sulpice, Switzerland, our laboratory in Geneva, Switzerland and our locations in Boston, Massachusetts and Bidart and Bordeaux, France. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific and technical personnel. We may also have difficulties locating, recruiting or retaining qualified sales people. Recruiting and retention difficulties can limit our ability to support our research and development and sales programs.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have granted and may continue to grant share-based compensation awards that vest over time. The value to employees of such awards is significantly affected by movements in our share price, and such awards may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. We do not maintain “key person” insurance policies.

Our industry is subject to rapid change, which could make our SOPHiA platform and related solutions, products and services obsolete. If we are unable to continue to innovate and improve our SOPHiA platform and related solutions, products and services, we could fail to attract new customers and expand our market share and we could lose existing customers and market share.

Our industry is characterized by rapid changes, including technological and scientific breakthroughs, frequent new product or service introductions and enhancements and evolving industry standards, all of which could make our SOPHiA platform and related solutions, products and services and others we are developing obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of scientific and technological advances.

In recent years, there have been numerous advancements in genomics and our understanding of cancer, rare diseases, cardiology, neurology, metabolism and infectious diseases. There have also been advancements in methods used to analyze very large amounts of molecular information. New technologies, including new AI/ML-powered technologies, and evolving business models in the field of precision medicine continue to develop rapidly. We must continuously enhance our offerings and develop new and improved features, applications and data modalities of our SOPHiA platform and related solutions, products and services to keep pace with scientific and industry developments. If we do not leverage or scale our database of genomic profiles or update our data analytics platform and improve our services and research and diagnostic products to reflect new scientific knowledge, including in the fields of oncology and hereditary disorders, our SOPHiA platform and related solutions, products and services could become obsolete and sales of our SOPHiA platform and related solutions, products and services could decline or fail to grow as expected. A failure to make continuous improvements to our SOPHiA platform and related solutions, products and services to keep ahead of those of our competitors could result in the loss of customers or market share.

We face competition from many sources and we may be unable to compete successfully.

As discussed in the section of this prospectus captioned “Business—Competition,” there are a number of healthcare technology companies providing bioinformatics analysis solutions, services and products in North and South America, Europe and Asia. These competitors provide AI-driven precision medicine platforms, services and research and diagnostic products to hospitals, researchers, medical personnel, laboratories and other medical facilities. Many of these organizations, particularly in the United States, are more established, possess regulatory clearances and approval, have broader or deeper relations with healthcare professionals, customers and third-party payors and have significantly greater financial and personnel resources and market share than we do. As a consequence, they may be able to spend more on product development, marketing, sales and other product initiatives than we can. Our continued success depends on our ability to:

•	further penetrate the disease diagnostic solutions market and increase utilization of our SOPHiA platform and related solutions, products and services;

•	maintain and widen our technology lead over competitors by continuing to innovate and deliver new product enhancements on a continuous basis;

•	cost-effectively develop and improve our SOPHiA platform and related solutions, products and services; and

•

add new clinically relevant features, applications and data modalities to our SOPHiA platform and related solutions, products and services, such as anatomical pathology and proteomics, and generate suitable evidence supporting the research and clinical utility of our multimodal analytical approach ahead of our competitors.

Our competitors also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, as well as in acquiring technologies complementary to, or necessary for, development of our SOPHiA platform and related solutions, products and services. Because of the complex and technical nature of data-driven healthcare analysis and the dynamic market in which we compete, any failure to attract and retain a sufficient number of qualified employees could materially harm our ability to develop and commercialize our SOPHiA platform and related solutions, products and services, which would have a material adverse effect on our business, financial condition and results of operations.

As we attain greater commercial success, our competitors are likely to develop technology, platforms, products and services that offer features and functionality similar to ours. Improvements in existing competitive technology, platforms, products and services or the introduction of new competitive technology, platforms, products and services may make it more difficult for us to compete for sales, particularly if competitors demonstrate better accuracy, reliability, convenience or effectiveness or price their platforms, products and services less expensively.

In addition, our competitors may develop data analytics platforms and products or adopt and implement standards or technologies not compatible with our SOPHiA platform and our other services and products. This may inhibit our efforts to develop our platform, services and products in a technology-agnostic manner, which could narrow the addressable market for our SOPHiA platform and our other services and products, adversely impact their sales and market acceptance, and limit our revenue growth and potential profitability.

Security or data privacy breaches, other unauthorized or improper access, or denial of access (e.g., ransomware) could result in additional costs, loss of revenue, significant liabilities, harm to our brand and decreased use of our SOPHiA platform and related solutions, products or services.

In connection with various facets of our business, we collect and use a variety of personal data related to different data subjects (e.g., patients, users, agents, employees, representatives, etc.), such as identity data, contact data, profile data, technical data, health data, and genomic data. In addition, in connection with the performance of our contractual obligations and upon request from our customers and collaborators, we may access additional data, such as data available in the accounts of customers for support operations or data provided for research and development projects. Any failure to prevent or mitigate security incidents or improper access to, use, disclosure or other misappropriation of our data or customers’ personal data or the inability to rightfully access any such data could result in significant liability under state (e.g., state breach notification and privacy laws such as the California Consumer Privacy Act (“CCPA”)), federal (e.g., the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), collectively “HIPAA”) and international laws (e.g., the General Data Protection Regulation (“GDPR”)). Such an incident may also cause a material loss of revenue from the potential adverse impact to our reputation and brand, affect our ability to retain or attract new users and customers of our products and services and potentially disrupt our business.

Unauthorized disclosure of sensitive or confidential patient or employee data, including personally identifiable information, whether through a breach of computer systems, systems failure, employee negligence, fraud or misappropriation, or otherwise, or unauthorized access to or through our information systems and networks, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation. Unauthorized disclosure of personally identifiable information could also expose us to sanctions for violations of data privacy laws and regulations around the world. To the extent that any disruption or security incident resulted in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our products or services could be delayed.

As we become more dependent on information technologies, to conduct our operations, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, may increase in frequency and sophistication. These threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data, and these risks apply both to us (including via our corporate systems and any employees that may be working remotely, in part due to the COVID-19 pandemic) and to third parties on whose systems we rely for the conduct of our business. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we and our collaborators may be unable to anticipate these techniques or to implement adequate preventative measures. We may in the future experience security incidents. In particular, we may be subject to security incidents as we continue to adapt and upgrade our platform architecture. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, data loss or the loss of or damage to intellectual property or other proprietary information. While no security incidents in the past have had a material adverse effect on our business, financial condition and results of operations, we cannot predict the impact of any such future events. Further, although we are obligated under certain laws and regulations to ensure that our platform, systems and servers and those of our service providers remain compliant with the relevant legal requirements with respect to data privacy and security, we do not have any control over the operations of the facilities or technology of such providers, including any third-party vendors that collect, process and store personal data on our behalf. Our platform, systems and servers and those of our service providers may be vulnerable to computer viruses or physical or electronic break-ins that our or their security measures may not detect, including via supply chain attacks. Individuals able to circumvent such security measures may misappropriate our confidential or proprietary information, disrupt our operations, damage our computers or otherwise impair our reputation and business. We may need to expend significant resources and make significant capital investments to protect against security breaches or to mitigate the impact of any such breaches. In addition, to the extent that our platform, systems and servers and those of our service providers experience security breaches that result in the unauthorized or improper use of confidential data, employee data or personal data, we may not be indemnified for any losses resulting from such breaches. There can be no assurance that we or our third-party providers will be successful in preventing cyberattacks or successfully mitigating their effects. If we are unable to prevent or mitigate the impact of such security breaches, our ability to attract and retain new customers, patients and other collaborators could be harmed as they may be reluctant to entrust their data to us, and we could be exposed to litigation and governmental investigations, proceedings and regulatory actions by federal, state and local regulatory entities in the United States and by international regulatory entities, and we could breach our contractual obligations, all of which could result in significant legal and financial exposure and reputational damages and lead to a potential disruption to our business or other adverse consequences.

If we experience significant disruptions in our information technology systems, our business may be adversely affected.

We depend on our information technology systems for the efficient functioning of our business, including the performance, distribution and maintenance of our SOPHiA platform and related solutions, products and services, as well as for accounting, data storage, compliance, purchasing and inventory management, and our continued growth is dependent on our ability to adapt and upgrade our platform architecture without suffering significant business disruption, data loss or the loss of or damage to intellectual property or other proprietary information. Our information technology systems may fail and are vulnerable to breakdown, breach, interruption or damage from computer viruses, ransomware or other malware, attacks by computer hackers, including sophisticated nation-state and nation-state-supported actors, employee error or malfeasance, theft or misuse, failures during the process of upgrading or replacing software, databases or components thereof, power outages, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other malfunctions. We could be subject to an unintentional event that involves a third party gaining unauthorized access to our systems, which could disrupt our operations, corrupt our data or result in release of our confidential information. Technological interruptions would disrupt our operations, including our ability to timely ship and track diagnostic test orders and results, project inventory requirements, manage our supply chain and otherwise adequately service our customers or disrupt our customers’ ability to use our products and services. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our business, financial condition and results of operations.

Currently, we carry business interruption coverage to mitigate certain potential losses, but this insurance is limited in amount and there can be no assurance that such potential losses will not exceed our policy limits. The successful assertion of one or more large claims against us that exceed or are not covered by our insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations. Further, such insurance may not cover all potential claims to which we are exposed. We are increasingly dependent on complex information technology to manage our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance our existing systems. Failure to maintain or protect our information systems and data integrity effectively could have a material adverse effect on our business, financial condition and results of operations.

A pandemic, epidemic or outbreak of an infectious disease in Switzerland, the United States or worldwide, including the outbreak of the novel strain of coronavirus disease, COVID-19, could adversely affect our business.

If a pandemic, epidemic or outbreak of an infectious disease occurs in Switzerland, the United States or worldwide, our business may be adversely affected. COVID-19 has spread to most countries and throughout Switzerland and the United States. Numerous jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders or restrictions have resulted in reduced operations at our headquarters, work stoppages, slowdowns and delays, travel restrictions and cancellation of events. Other disruptions or potential disruptions include the inability of our suppliers and manufacturers to manufacture and deliver components and products on a timely basis; disruptions in our research and development schedules; disruptions in our ability to provide customer support; delays in actions of regulatory bodies; diversion of or limitations on employee resources that would otherwise be focused on the operations of our business; business adjustments or disruptions of medical institutions and clinical investigators with whom we conduct business; and additional government requirements or other incremental mitigation efforts that may further impact the supply, manufacture and delivery of our products. In addition, the COVID-19 pandemic may result in restricted access to reference and specialty laboratories, prioritization of COVID-19-related testing at the expense of non-COVID-19 analysis and potential supply bottlenecks, in particular with respect to consumables, reagents and other products shared between NGS and COVID-19 testing or COVID-19 vaccination. For example, we may face a shortage of dry ice and other materials which are essential to delivering our products to our customers due to the increased demand for such products because of the COVID-19 vaccination distribution, COVID-19 testing and COVID-19 antibody development.

The COVID-19 pandemic has negatively affected our non-COVID-19 analysis-related revenue. Certain of our customers have experienced, and may in the future experience, operational disruptions within their organizations, economic disruptions and delays in clinical trial enrollment and have prioritized combating COVID-19, which have resulted in delayed or canceled orders of our solutions, products and services. As a result, we observed a significant decrease in analysis volume generated on our SOPHiA platform of 32% in the second quarter of 2020, as compared to the prior quarter. Although we have seen a sustained recovery during the remainder of 2020, we believe that we experienced lower customer acquisition and revenue growth in 2020 as a result of the COVID-19 pandemic than we otherwise would have achieved.

The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity and spread of COVID-19 and the actions to contain COVID-19, including any actions that affect or limit testing and diagnostic procedures. While the potential impact brought by, and the duration of, any pandemic, epidemic or outbreak of an infectious disease, including COVID-19, may be difficult to assess or predict, the COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets and a reduction in our ability to access capital, which could adversely affect our liquidity. In addition, a recession or market correction resulting from the spread of an infectious disease, including COVID-19, could materially affect our business. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

If our laboratory facility becomes damaged or inoperable or we are required to vacate our existing facilities, our ability to conduct our laboratory processes and analysis and pursue our research and development efforts may be jeopardized.

We operate a laboratory facility located in Geneva, Switzerland. Our facility and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications failure or terrorism, which may render it difficult or impossible for us to operate our platform for some period of time. The inability to perform our laboratory processes or to reduce the backlog that could develop if our facilities are inoperable, for even a short period of time, may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future.

Furthermore, our facility and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace, which may increase backlog. It would be difficult, time-consuming and expensive to rebuild our facility, to locate new facilities or license or transfer our proprietary technologies to a third party.

We carry insurance for damage to our property, but this insurance may not cover all of the risks associated with damage, may not provide coverage in amounts sufficient to cover our potential losses and may not continue to be available to us on acceptable terms, if at all.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit or halt the marketing and sale of our SOPHiA platform and related solutions, products and services.

We face an inherent risk of product liability as a result of the marketing and sale of our SOPHiA platform and related solutions, products and services and the testing of our SOPHiA platform in clinical studies. For example, we may be sued if our NGS test kits cause or are perceived to cause injury, provide inaccurate or incomplete information or are found to be otherwise unsuitable during manufacturing, marketing or sale. Any such product liability claim may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. In addition, we may be subject to claims against us even if the apparent injury is due to the actions of others or the preexisting health of the patient. If medical personnel, care collaborators or patients who operate our research and diagnostic products are not properly trained, are negligent or use our research and diagnostic products incorrectly, the capabilities of such products may be diminished or the patient may suffer injury. If we sponsor interventional clinical studies of our SOPHiA platform in the future, our risk of being subject to product liability lawsuits may be heightened.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or halt the marketing and sale of our products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	delays in obtaining necessary regulatory clearances or approvals;
•	decreased demand for our SOPHiA platform and related solutions, products and services;
•	harm to our reputation;

•	initiation of investigations by regulators;
•	delays or abandonment of clinical studies;
•	costs to defend the related litigation;
•	a diversion of management’s time and our resources;
•	substantial monetary awards to trial participants or patients;
•	product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	loss of revenue;
•	adverse impact on the market price of our ordinary shares; and
•	exhaustion of any available insurance and our capital resources.

We believe that we have adequate product liability insurance, but it may not prove to be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain or obtain insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Our insurance policy contains various exclusions, and we may be subject to a product liability claim for which we have no coverage. The potential inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the marketing and sale of our products and services. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts, which would have a material adverse effect on our business, financial condition and results of operations. In addition, any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation in our industry, significantly increase our expenses and reduce sales.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our ordinary shares.

We have identified material weaknesses in our internal control over financial reporting. A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements and audit process for the years ended December 31, 2019 and December 31, 2020, we and our independent registered public accounting firm have identified material weaknesses in our internal controls related to financial reporting. For each of the fiscal years ended December 31, 2019 and 2020, we have determined that we did not:

•

design or maintain an effective control environment commensurate with our financial reporting requirements due to lack of sufficient accounting professionals with the appropriate level of skill, experience and training. Specifically, we lack sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS to address complex technical accounting issues and to prepare consolidated financial statements and related disclosures;

•

design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, year-end reporting and disclosures, including controls over the preparation and review of account reconciliations, journal entries and period end financial reporting; and

•

design and maintain effective controls over certain information technology general controls for IT systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain: (a) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate personnel, (b) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, and (c) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These material weaknesses resulted in adjustments to our consolidated financial statements during the audit process. We have taken and continue to take steps to remediate the aforementioned material weaknesses and to enhance our overall control environment, including hiring a key finance department employee with the appropriate expertise to support our Chief Financial Officer and Controller and retaining an accounting consulting firm to provide additional support to our technical accounting and financial reporting capabilities and support our finance department in the design and implementation of an improved internal controls system. We have also begun the process of reviewing and documenting our accounting and financial processes and internal controls, improving and formalizing accounting and reporting policies, and building out the appropriate technical, financial management and reporting systems infrastructure to automate and standardize such policies.

In addition, as an emerging growth company, we currently are not required to comply with Section 404 of the Sarbanes-Oxley Act. As a result, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

Our internal controls over financial reporting and our disclosure controls and procedures in the past have not prevented all errors and fraud and in the future may not prevent all errors and fraud.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of a control system reflects resource constraints, which requires management to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Further, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management’s override of the control. The design of our system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

For example, in August 2020, we received a whistleblower complaint that certain members of our finance team were requested to increase revenues by recording uncollected revenues of $2.0 million in the aggregate for unused minimum volume commitments for two contracts with customers of our U.S. subsidiary for the years ended December 31, 2019 and 2020. The whistleblower complaint raised concerns as to whether these minimum volume commitments could be contractually enforced and collected. We commissioned an independent external forensic review of this whistleblower complaint. In light of the findings of this review, the chair of our audit committee recommended to our chief executive officer to reverse all revenues related to those two contracts for uncollected minimum volume commitments recorded in our U.S. subsidiary’s financial statements for the years ended December 31, 2019 and 2020, which recommendation was implemented. The revenue reversals were recorded prior to the finalization of our consolidated financial statements prepared in accordance with IFRS that are included in this prospectus. Our then-chief financial officer left the company in February 2021.

We have undertaken steps to strengthen our internal controls over financial reporting, including (i) the hiring of a new chief financial officer, (ii) the hiring of additional personnel and external advisors to support our finance function and improve internal controls over financial reporting, (iii) formalization of revenue recognition policy to clarify the accounting treatment for minimum volume commitments and (iv) enhanced training on our systems, policies and procedures and our whistleblower policy. However, there can be no assurance that our control systems can prevent all errors or fraud.

Litigation and other legal proceedings may adversely affect our business.

From time to time, we may become involved in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, regulatory investigations, securities class action and other legal proceedings or investigations, which could have an adverse impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business. Litigation is inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could have a material adverse effect on our business, financial condition and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers’ confidence and reduce long-term demand for our products and services, even if the regulatory or legal action is unfounded or not material to our operations.

Our business is subject to economic, political, regulatory and other risks associated with international operations.

Our results could be adversely affected by a variety of risks associated with our international operations, including economic weakness, such as inflation, or political instability in economies and markets; global trends towards pharmaceutical pricing; differing regulatory requirements for bioinformatics analysis services and research and diagnostic products approvals; differing reimbursement, pricing and insurance regimes; potentially reduced protection for, and complexities and difficulties in obtaining, maintaining, protecting and enforcing, intellectual property rights; difficulties in compliance with U.S. and non-U.S. laws and regulations, including data security and data protection laws, which may result in increased compliance costs to us, and anti-corruption and anti-bribery laws; changes in regulations and customs, tariffs and trade barriers; changes in currency exchange rates and currency controls; changes in a specific country’s or region’s political or economic environment; trade protection measures, economic sanctions and embargoes on certain countries and persons, import or export licensing requirements or other restrictive actions by governments, including with respect to our products and services, in particular IT solutions, services and technologies on which our operations rely; changes in tax laws; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; workforce uncertainty in countries where labor unrest is more common than in Switzerland and the United States; difficulties associated with staffing and managing international operations, including differing labor relations; production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires; and the impact of public health epidemics on employees and the global economy, such as the COVID-19 pandemic. Any of these factors could require us to modify our business plans and strategy and significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.

Risks Related to Governmental Regulation

Currently our products in the United States are labeled as RUO. We intend to seek regulatory clearance or approval to offer our products as IVD products for diagnostic use. We cannot guarantee when, if at all, we will apply for regulatory clearance or approval or that we will be successful in obtaining such clearances or approvals.

While we have several CE-IVD products, our currently available products in the United States are labeled as RUO products and are not intended for diagnostic use. Although we have focused initially on the RUO products only, our strategy is to expand our product line to encompass products that are intended to be used as IVDs. Such IVD products will be subject to regulation by the FDA as medical devices, including requirements for regulatory clearance or approval of such products before they can be marketed. Accordingly, we will be required to obtain FDA 510(k) clearance or premarket approval (“PMA”) in order to sell our products in a manner consistent with FDA laws and regulations. Such regulatory approval processes or clearances are expensive, time-consuming and uncertain; our efforts may never result in any premarket approval or 510(k) approval or clearance for our products; and failure by us to obtain or comply with such approvals and clearances could have an adverse effect on our business, financial condition or operating results.

Regulatory authorities have substantial discretion in the approval process. They may refuse to accept any application or may decide that our data are insufficient for approval and require additional studies. Therefore, even if we believe the data collected from studies of our platform are promising, such data may not be sufficient to support approval by any regulatory authority. If we are required to conduct additional studies or other testing of any of our platform beyond those we contemplate, we may incur significant additional costs and regulatory approval may be delayed or prevented. Furthermore, approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions, and we may be required to undertake additional studies to access particular markets.

If we successfully obtain such approvals, we will be subject to a substantial number of additional requirements for medical devices, including establishment registration, device listing, and Quality Systems Regulations (“QSRs”) which cover the design, testing, production, control, quality assurance, labeling, packaging, servicing, sterilization (if required), and storage and shipping of medical devices (among other activities), product labeling, advertising, record keeping, post-market surveillance, post-approval studies, adverse event reporting, and correction and removal (recall) regulations. We may be required to expend significant resources to ensure ongoing compliance with the FDA regulations and/or take satisfactory corrective action in response to enforcement action, which may have a material adverse effect on the ability to design, develop and commercialize products using our technology as planned. Failure to comply with these requirements may subject us to a range of enforcement actions, such as warning letters, injunctions, civil monetary penalties, criminal prosecution, recall and/or seizure of products, and revocation of marketing authorization, as well as significant adverse publicity. If we fail to obtain, or experience significant delays in obtaining, regulatory approvals for IVD or other products, such products may not be able to be launched or successfully commercialized in a timely manner, or at all.

Laboratory developed tests (“LDTs”) are a subset of IVD tests that are designed, manufactured and used within a single laboratory. The FDA maintains that LDTs are medical devices and has for the most part exercised enforcement discretion for most LDTs. A significant change in the way that the FDA regulates any LDTs that our customers develop using our RUO components could affect our business. If the FDA requires laboratories to undergo premarket review and comply with other applicable FDA requirements in the future, the cost and time required to commercialize an LDT will increase substantially, and may reduce the financial incentive for laboratories to develop LDTs, which could reduce demand for our RUO products.

We develop products for clinical laboratories, which may be qualified as LDTs, as well as market RUO products. Our customer may decide to validate our products to use as an LDT, which will be covered under Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) and CMS, although future developments may cause us to be subject to additional FDA requirements.

The laws and regulations governing the marketing of diagnostic products are evolving, extremely complex and in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Pursuant to its authority under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), the FDA has jurisdiction over medical devices, including in vitro diagnostics and, therefore, potentially our diagnostic products.

Pursuant to the FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, record keeping, premarket clearance or approval, marketing and promotion, and sales and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. Although the FDA has asserted that it has authority to regulate the development and use of LDTs, such as our and many other laboratories’ tests, as medical devices, it has generally exercised enforcement discretion and is not otherwise regulating most tests developed and performed within a single high-complexity CLIA-certified laboratory. The FDA could, at any time, change its policy with regard to this matter or the U.S. Congress could take action to amend the law to change the current regulatory framework for in vitro diagnostics and LDTs.

We currently do not offer any diagnostic products in the United States. We believe that our research products, as utilized in clinical laboratories by our customers, are and would be considered LDTs and that as a result, the FDA does not require that they obtain regulatory clearances or approvals for the LDTs or their components pursuant to the FDA’s current policies and guidance. Although we believe that our products and test components delivered to our customers, when validated as LDTs, are either exempt from FDA medical device regulations or are subject to an enforcement discretion policy, it is possible that the FDA would not agree with these determinations or that the FDA will change its regulations and policies such that our products become regulated as medical devices.

In addition, changes in the current regulatory framework for diagnostic products and services can impose additional regulatory burdens on us. For example, the FDA’s Center for Devices and Radiological Health is currently considering a total product lifecycle-based regulatory framework for AI/ML technologies. On January 12, 2021, the FDA released its Artificial Intelligence/Machine Learning-Based Software as a Medical Device Action Plan. As the regulatory framework evolves, we may incur substantial costs to ensure compliance with new or amended laws and regulations. Failure to comply with any of these laws and regulations could result in enforcement actions against us, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business.

Our operations, therefore, are or may become subject to extensive regulation by the FDA in the United States, the EMA in the EU and in other jurisdictions in which we conduct business. Government regulations specific to medical devices are wide-ranging and govern, among other things:

•	test design, development, manufacture, and release;

•	laboratory and clinical testing, labeling, packaging, storage and distribution;

•	product safety and efficacy;

•	premarketing clearance or approval;

•	service operations;

•	record keeping;

•	product marketing, promotion and advertising, sales and distribution;

•	post-marketing surveillance, including reporting of deaths or serious injuries, recalls, correction and removals;

•	post-market approval studies; and

•	product import and export.

The FDA, the EMA and U.S. state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by any such agency, which may include any of the following sanctions:

•	adverse publicity, warning letters, untitled letters, “it has come to our attention” letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	denial of our requests for regulatory clearance or PMA of new products, new intended uses or modifications to existing products;

•	withdrawal of regulatory clearance or PMA that have already been granted; or

•	criminal prosecution.

As discussed above, although we believe that our current line of products and their components, as utilized in clinical laboratories by our customers, are LDTs, subject to state licensing requirements and federal regulation by CMS under CLIA, it is possible that the FDA or comparable regulatory authorities would not agree with our determinations. If our products become subject to 510(k) or other similar FDA regulations, we would need to comply with the applicable regulations or face significant civil and criminal penalties. Exposure to these additional regulatory requirements would also affect our business, financial condition and results of operations.

Failure to comply with federal, state, and foreign laboratory licensing requirements if we begin to provide diagnostic products in the United States could result in significant penalties and materially adversely affect our operations.

CLIA is a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention, or treatment of disease, or impairment of, or the assessment of the health of, human beings. CLIA regulations require, among other things, clinical laboratories to obtain a certificate and mandate specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, test management, and quality assurance. In addition to federal certification requirements of laboratories under CLIA, CLIA provides that states may adopt laboratory regulations and licensure requirements that are more stringent than those under federal law. A number of states have implemented their own licensure and more stringent laboratory regulatory requirements. Such laws, among other things, establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. Failure to comply with CLIA and applicable state clinical laboratory licensure requirements may result in a range of enforcement actions, including license suspension, limitation, or revocation, directed plan of action, onsite monitoring, civil monetary penalties, and criminal sanctions as well as significant adverse publicity.

Based on our current scope of operations, we do not currently operate a CLIA-certified laboratory and our customers are responsible for their own CLIA certification. However, if we begin to provide diagnostic products in the United States, we will become subject to such requirements.

We may fail to obtain required clearances or approvals in additional jurisdictions for any of our products or services and, even if we do, we may never be able to commercialize them in additional jurisdictions, which would limit our ability to realize their full market potential.

While we currently have operations in 70 countries, in order to eventually market any of our current or future products and services in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding quality, safety, performance and efficacy. In addition, regulatory clearance, authorization or approval in one country does not guarantee regulatory clearance, authorization or approval in any other country. For example, the performance characteristics of our products and services may need to be validated separately in specific ethnic and genetic populations. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods.

Seeking regulatory clearance, authorization or approval could result in difficulties and costs. Regulatory requirements and ethical approval obligations can vary widely from country to country and could delay or prevent the introduction of our products and services in those countries. We have no experience in obtaining regulatory clearance, authorization or approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required regulatory clearances, authorizations or approvals in international markets, or if those approvals are delayed, our target market will be reduced and our ability to realize the full market potential of our products and services will be unrealized.

Our products or services may be subject to product or service recalls in the future. A recall of products or services, either voluntarily or at the direction of a regulatory authority, or the discovery of serious safety issues with our products or services, could have a significant adverse impact on us.

Regulatory authorities can require the recall of commercialized products or services that are subject to its regulation. Manufacturers may, under their own initiative, recall a product or service if any deficiency is found. For reportable corrections and removals, companies are required to make additional periodic submissions to the regulatory authorities after initiating the recall, and often engage with the regulatory authorities on their recall strategy prior to initiating the recall. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable health risk, component failures, failures in laboratory processes, malfunctions, manufacturing errors, design or labeling defects, or other deficiencies and issues. Recalls of any of our commercialized products or services would divert managerial and financial resources and adversely affect our business, results of operations, financial condition and reputation. We may also be subject to liability claims, be required to bear other costs or take other actions that may negatively impact our future sales and our ability to generate profits. Companies are also required to maintain certain records of corrections and removals, even if these do not require reporting to the regulatory authorities. We may initiate voluntary recalls involving our commercialized products or services, including kits offered as part of “bundle” solutions. A recall announcement by us could harm our reputation with customers and negatively affect our business, financial condition and results of operations. In addition, the FDA or another agency could take enforcement action for failing to report the recalls when they were conducted.

If we initiate a recall, including a correction or removal, for one of our commercialized products or services, issue a safety alert, or undertake a field action or recall to reduce a health risk, this could lead to increased scrutiny by the FDA, other governmental and regulatory enforcement bodies, and our customers regarding the quality and safety of our products and services, and to negative publicity, including FDA alerts, press releases, or administrative or judicial actions. Furthermore, the submission of these reports could be used against us by competitors and cause customers to delay purchase decisions or cancel orders, which would harm our reputation.

We are subject to stringent privacy and, information security laws and regulations and changes in such laws and regulations could adversely affect our business.

We are subject to numerous state, federal and foreign laws and regulations that govern the collection, transmission, storage, dissemination, use, privacy, confidentiality, security, availability, integrity and other processing of individually identifiable information. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement actions against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business.

There is ongoing concern from privacy advocates, regulators and others regarding data privacy and security issues, and the number of jurisdictions with data privacy and security laws has been increasing. Also, there are ongoing public policy debates regarding whether the standards for de-identification, anonymization or pseudonymization of health information are sufficient, and the risk of re-identification sufficiently small, to adequately protect patient privacy. In particular, there are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. These laws and regulations include HIPAA, which establishes a set of national privacy and security standards for the protection of protected health information (“PHI”) by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services as well as their covered subcontractors. HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information and ensure the confidentiality, integrity and availability of electronic PHI. For instance, we offer private cloud-based software to help medical personnel and laboratories more efficiently use our products. The software maintains security safeguards that are designed to be consistent with HIPAA, but we cannot guarantee that these safeguards will not fail or that they will not be deemed inadequate in the future. In addition, we could be subject to periodic audits for compliance with the HIPAA Privacy and Security Standards by the HHS and our customers. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims. The United States Office of Civil Rights may impose penalties for HIPAA violations. Penalties will vary significantly depending on factors such as the date of the violation, whether the covered entity knew or should have known of the failure to comply, or whether the covered entity’s failure to comply was due to willful neglect. These penalties include civil monetary penalties per violation, up to an annual cap. However, a single breach incident can result in violations of multiple standards. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty and imprisonment up to one year. The criminal penalties are greater and up to five years’ imprisonment if the wrongful conduct involves false pretenses, and even higher and up to 10 years’ imprisonment if the wrongful conduct involves the intent to sell, transfer or use identifiable health information for commercial advantage, personal gain or malicious harm. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Furthermore, in the event of a breach as defined by HIPAA, the covered entity has specific reporting requirements under HIPAA. In the event of a significant breach, the reporting requirements could include notification to the general public. Enforcement activity can result in reputational harm, and responses to such enforcement activity can consume significant internal resources. Additionally, if we are unable to properly protect the privacy and security of PHI, we could be found to have breached our contracts. Determining whether PHI has been handled in compliance with applicable privacy standards and our contractual obligations can be complex, and we cannot be sure how these regulations will be interpreted, enforced or applied to our operations.

In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the CCPA, which increases privacy rights for California residents and imposes stringent data privacy and security obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt out of certain sales of personal information and imposes new operational requirements for covered businesses. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. On November 3, 2020, California voters approved a new privacy law, the California Privacy Rights Act (the “CPRA”), which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions will become effective on January 1, 2023. In addition, new legislation or constitutional amendments proposed or enacted in various states impose, or have the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer and otherwise process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. For example, Virginia enacted the Consumer Data Privacy Act (the “CDPA”), which has general similarities to the CPRA and goes into effect on January 1, 2023. State laws are changing rapidly and there is discussion in the U.S. Congress of a new federal data protection and privacy law to which we would become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.

Outside of the United States, laws, regulations and standards in many jurisdictions, including data localization and storage requirements, apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information, which impose significant compliance obligations. For example, in the EU and the European Economic Area (the “EEA”), the collection, use and other processing of personal data, is governed by the GDPR, which became effective in May 2018. The GDPR greatly increased the European Commission’s jurisdictional reach of its laws and imposed more stringent data privacy and security requirements on companies in relation to the processing of personal data of EU data subjects, including, for example, requirements to establish a legal basis for processing, higher standards for obtaining consent from individuals to process their personal data, including sensitive data such as health or genomic information, more robust disclosures to individuals and a strengthened individual data rights regime, requirements to implement safeguards to protect the security and confidentiality of personal data that requires the adoption of administrative, physical and technical safeguards, shortened timelines for data breach notifications to appropriate data protection authorities or data subjects, limitations on retention and secondary use of information, increased requirements pertaining to health data and additional obligations when we contract third-party processors in connection with the processing of the personal data. EU and EEA member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU and

EEA member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater, and other administrative penalties.

Further, the exit of the United Kingdom (the “UK”) from the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the UK. Specifically, the UK exited the EU on January 1, 2020, subject to a transition period that ended December 31, 2020. The UK has transposed the GDPR into domestic law, with its version of the GDPR that took effect on January 1, 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines for certain violations. In Switzerland, the collection and processing of personal data is governed by the Swiss Federal Act on Data Protection (the “FADP”). The revised FADP is expected to enter into force in 2022. The FADP provides for data protection principles that are substantially similar to those applied under the GDPR, and the FADP also applies to collection and processing of personal data outside of Switzerland. While the current FADP authorizes certain criminal fines of up to CHF 10,000, the revised FADP will authorize criminal fines for certain violations of up to CHF 250,000. Such fines are mainly imposed upon the individual responsible for the violation. However, the revised FADP also authorizes fines of up to CHF 50,000 on the responsible data controller or processor. Fines under the FADP may be imposed in addition to fines under other data protection regimes. For more information on the FADP, see “Business—Government Regulation—Data Privacy and Security—General Data Protection Regulation and Other Foreign Laws and Regulations.”

Although there are legal mechanisms to allow for the transfer of personal data from the EEA, Switzerland and the UK to the United States, uncertainty remains about such mechanisms. For example, legal challenges in the EU and EEA to the mechanisms that allow companies to transfer personal data from the EU and EEA to the United States could result in further limitations on the ability to transfer personal data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers. Specifically, on July 16, 2020, in a case known as Schrems II, the Court of Justice of the European Union, invalidated the European Commission’s Decision 2016/1250 on the adequacy of the protection provided by the EU-U.S. Privacy Shield. Although we rely on the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, for cross-border data transfers from the EU to the United States and other jurisdictions, Schrems II also raised questions about whether the Standard Contractual Clauses can lawfully be used for such data transfers. Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred data. At present, there are few, if any, viable alternatives to the EU-U.S. Privacy Shield and the Standard Contractual Clauses. Inability to transfer personal data from the EU, EEA, Switzerland or the UK to the United States may restrict our research and development activities in these territories and limit our ability to offer products and services we may develop. Similar restrictions of cross-border data transfer apply to Switzerland, where the Swiss Federal Data Protection and Information Commissioner (the “FDPIC”) considers that the CH-U.S. Privacy Shield does not provide an adequate level of data protection.

We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of health-related and data protection laws, regulations, standards and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition, these privacy regulations may differ from country to country, and may vary based on whether testing is performed in the United States or in the local country, and our operations or business practices may not comply with these regulations in each country.

In addition to the possibility of fines, sanctions, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with customers and have a material and adverse impact on our business.

Any failure to comply with our privacy policies or contractual or statutory notification obligations could result in significant liability or reputational harm.

We make public statements about our use and disclosure of personal information through our privacy policy, information provided on our internet platform and press statements. Although we endeavor to comply with our public statements and documentation, we may be alleged to have failed to do so. The publication of our privacy policy and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unlawful, unfair or misrepresentative of our actual practices. Any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us could cause our customers to reduce their use of our products and services and could materially and adversely affect our business, financial condition and results of operations. In many jurisdictions, enforcement actions and consequences for noncompliance can be significant and are rising. In addition, from time to time, concerns may be expressed about whether our products, services or processes compromise the privacy of customers and others. Concerns about our practices with regard to the collection, use and reuse, retention, security, disclosure, transfer and other processing of personal information or other privacy-related or security-related matters, even if unfounded, could damage our reputation and materially and adversely affect our business, financial condition and results of operations.

Many statutory requirements, both in the United States and abroad, include obligations for companies to notify individuals of security breaches involving certain personal information, which could result from breaches experienced by us or our third-party service providers. For example, laws in all 50 U.S. states and the District of Columbia require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify customers or other counterparties of a security breach. Although we may have contractual protections with our third-party service providers, contractors and consultants, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

Our operations may subject us to various healthcare laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.

Our operations may subject us to health care regulation and enforcement by both the federal government and the states and foreign jurisdictions in which we conduct our business. Various federal and state laws, as well as the laws of foreign countries, prohibit payments to induce the referral, purchase, order or use of healthcare products or services and require medical device companies to limit, prevent, and/or monitor and report certain payments to third-party payors, healthcare professionals and other individuals. These healthcare fraud and abuse anti-kickback, public reporting and aggregate spend laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with providers, hospitals, medical personnel or other potential purchasers or users, including patients, of medical devices and services. They also impose additional administrative and compliance burdens on us. In particular, these laws influence, among other things, how we structure our sales offerings, including discount practices, customer support, education and training programs, and physician consulting and other service arrangements. These laws prohibit certain marketing initiatives that are commonplace in other industries. If we were to offer or pay inappropriate inducements for the purchase, order or use of our SOPHiA platform and related solutions, products and services or our services, or our arrangements are perceived as inappropriate inducements, we could be subject to claims under various healthcare fraud and abuse laws. Restrictions under applicable U.S. federal and state healthcare laws and regulations include the following:

•

the federal Anti-Kickback Statute (the “AKS”), which prohibits, among other things, persons or entities from soliciting, receiving, offering or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in return for, or to induce, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or services for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs;

•

the federal physician self-referral prohibition, commonly known as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients to providers of “designated health services” with whom the physician or a member of the physician’s immediate family has an ownership interest or compensation arrangements, unless a statutory or regulatory exception applies;

•

the federal Eliminating Kickbacks in Recovery Act of 2018 (the “EKRA”) prohibits payments for referrals to recovery homes, clinical treatment facilities, and laboratories. EKRA’s reach extends beyond federal health care programs to include private insurance (i.e., it is an “all payor” statute). The full scope of such law is uncertain and is subject to a variety of interpretations;

•

HIPAA, which established additional federal civil and criminal liability for, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services;

•	HIPAA, as amended by HITECH and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•

federal false claims and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to the federal government;

•	the federal Physician Payments Sunshine Act requirements under the ACA, which require certain manufacturers of drugs, devices, biologics and medical supplies to report to CMS information related to payments and other transfers of value made to or at the request of physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and certain ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its payments and other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives during the previous year; and

•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Further, the ACA, among other things, amended the intent requirement of the federal AKS and certain criminal healthcare fraud statutes. Where the intent requirement has been lowered, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may now assert that a claim including items or services resulting from a violation of the federal AKS constitutes a false or fraudulent claim for purposes of the false claims statutes. Moreover, these laws may change significantly and adversely in the future.

Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including, among others, significant administrative, civil and criminal penalties, damages, fines, disgorgement, imprisonment, integrity oversight and reporting obligations, and exclusion from participation in government-funded healthcare programs such as Medicare and Medicaid. Additionally, we could be required to refund payments received by us, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business, financial condition and results of operations.

Our employees, collaborators, distributors, agents, contractors and collaborators may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, collaborators, distributors, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, anti-corruption, environmental, competition, and patient privacy and other privacy laws and regulations. Misconduct by these parties could include intentional failures to comply with FDA, EMA or other applicable regulations, including, without limitation, regulations governing the marketing, sale, labeling and use of RUO and IVD products, provide accurate information to the FDA, the EMA and comparable regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. Such improper actions could subject us to civil, criminal and regulatory investigations, monetary and injunctive penalties, regulatory enforcement actions, fines and penalties, including regulatory prohibitions on offering our SOPHiA platform and related solutions, products and services in one or more countries or markets, and could adversely impact our ability to conduct business, operating results and reputation.

In addition, we are subject to the Foreign Corrupt Practices Act (the “FCPA”) and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the UK Bribery Act 2010 and the French Law n° 2016-1691 (Sapin II). The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments, government purchasers and healthcare providers who are employed by governments. There is no certainty that all of our employees, collaborators, distributors, agents, contractors and collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. We have provisions in our Code of Business Conduct and Ethics (the “Code of Ethics”), an anti-corruption policy, certain provisions in some of our agreements with third parties, including our collaborators and distributors, and certain controls and procedures in place that are designed to mitigate the risk of noncompliance with anti-corruption and anti-bribery laws. However, it is not always possible to identify and deter misconduct by employees and agents, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions stemming from a failure to comply with these laws or regulations. Violations of these laws and regulations could result in, among other things, significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing down of our facilities, exclusion from participation in federal healthcare programs, implementation of compliance programs, integrity oversight and reporting obligations and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our SOPHiA platform and related solutions, products and services in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

We face risks related to handling of hazardous materials and other regulations governing environmental safety.

Our activities currently require and may in the future continue to require the use of hazardous chemicals and biohazardous waste, including chemical, biological agents and compounds, blood and bone marrow samples, and other human tissue. We cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject on an ongoing basis to laws and regulations governing the use, storage, handling and disposal of these materials and specified waste services that both public officials and private individuals may seek to enforce. We could discover that we, an acquired business or our suppliers are not in material compliance with these regulations. The cost of compliance with these laws and regulations may become significant and could negatively affect our business, financial condition and results of operations. We do not carry specific biological waste or hazardous waste insurance coverage, workers’ compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.

If a clinical trial subject’s or a clinical research study participant’s informed consent is challenged or proven invalid, unlawful, or otherwise inadequate for our purposes, our product development efforts may be hindered and we could become involved in legal challenges.

We seek to ensure that all data and biological samples that we receive from our collaborators and customers have been collected from subjects or participants who have provided appropriate informed consent for purposes that extend to our development activities. We also strive to make sure such data and samples are provided to us in a subject de-identified manner. Our collaborators currently conduct clinical trials and clinical research studies in a number of different countries. The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of informed consent and the status of genomic material under a large number of different legal systems. Therefore, we rely on our collaborators and customers to comply with the informed consent requirements and with applicable local law and international regulation. The subject’s or participant’s informed consent obtained in any particular country could be challenged in the future, and those could prove invalid, unlawful or otherwise inadequate for our purposes. Any findings against us, or our collaborators and customers, could deny us access to or force us to stop using some of our data and clinical samples, which would hinder our product development efforts, potentially involve us in costly and prolonged litigation, result in reputational harm and adversely affect our business, financial condition and results of operations.

Healthcare reform measures could hinder or prevent the commercial success of our SOPHiA platform and related solutions, products and services.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system to contain costs, improve quality, and expand access to care, any of which may harm our future revenues and profitability and the demand for our SOPHiA platform and related solutions, products and services. In the United States, federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of, or lower reimbursement for, the procedures associated with the use of our SOPHiA platform and related solutions, products and services.

For example, the ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs. There have been executive and judicial challenges to certain aspects of the ACA, as well as efforts to repeal, replace or alter the implementation of certain aspects of the ACA. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by the U.S. Congress. Thus, the ACA will remain in effect in its current form. Further, the Biden administration has taken executive action relating to the ACA and access to healthcare. It is possible that the ACA will be subject to judicial or congressional challenges in the future. It is unclear how any such challenges as well as the healthcare reform measures of the current U.S. presidential administration will affect our business, financial condition and results of operations. In addition, other legislative changes have been adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to CMS payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional congressional action is taken, with the exception of a temporary suspension of the 2% cut in Medicare payments from May 1, 2020 through December 31, 2021. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced CMS payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover Medicare overpayments to providers from three to five years.

We expect that additional foreign and U.S. state and federal healthcare reform measures will be adopted in the future. The impact of those changes on us and potential effect on our industry as a whole is currently unknown, as we cannot predict what healthcare programs and regulations will ultimately be implemented or the effect of any future legislation or regulation on our business, financial condition and results of operations.

If we or our suppliers fail to comply with ongoing FDA or comparable regulatory authority requirements, or if we experience unanticipated problems with our research and diagnostic, they could be subject to restrictions or withdrawal from the market.

Any medical device that we manufacture, including those for which we obtain regulatory clearance or approval, and the manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for such diagnostic test, will be subject to continued regulatory review, oversight and periodic inspections by the FDA and comparable regulatory authorities. In particular, we and our suppliers may be required to comply with the FDA’s QSR for medical devices, the International Standards Organization (“ISO”) 13485 standards for the manufacture of our diagnostic products and other regulations that cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any diagnostic test for which we obtain clearance or approval. Regulatory authorities enforce the QSR and other regulations through periodic inspections. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and comparable regulatory authorities, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, one or more of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement or refunds;

•	recall, detention or seizure of our diagnostics products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or PMA of new diagnostics products or modified versions of such products currently manufactured;

•	operating restrictions;

•	withdrawing 510(k) clearances on PMA approvals that have already been granted; and

•	criminal prosecution.

In addition, we are required to conduct surveillance to monitor the safety or effectiveness of our research and diagnostic products, and we must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our research and diagnostic products. Later discovery of previously unknown problems with our diagnostic products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR, may result in changes to labeling restrictions on such products or manufacturing processes, withdrawal of the research and diagnostic products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties, which would adversely affect our business, operating results and prospects.

Risks Related to Intellectual Property

If we are not able to obtain, maintain, defend or enforce patent and other intellectual property protection or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products, services and technology similar or identical to ours.

Our success depends in part on our ability to obtain, maintain, defend and enforce patents and other forms of intellectual property rights, including in-licenses of intellectual property rights of others, as well as our ability to preserve our trade secrets and to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property and proprietary rights. Our ability to protect our products or services from unauthorized use by third parties depends on the extent to which valid and enforceable patents cover them or they are effectively protected as trade secrets. Although we have filed a number of patents, our patent portfolio is in an earlier stage of prosecution, and we own a limited number of issued patents related to our products and technology. For information regarding our patent portfolio, please see “Business—Intellectual Property.”

The patent position of biotechnology and information technology companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. There can be no assurance that our patent rights will not be invalidated or held to be unenforceable, will adequately protect our technology, products or services or provide any competitive advantage, or that any of our pending or future patent applications will issue as valid and enforceable patents. Our ability to obtain and maintain patent protection for our methods and related solutions, products or services is uncertain due to a number of factors, including that:

•	we or our licensors may not have been the first to invent the technology covered by our pending patent applications or issued patents;

•	we or our licensors may not be the first to file all patent applications, as patent applications in the United States and most other countries are confidential for a period of time after filing;

•	our methods and related solutions, products may not be patentable;

•	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

•	any or all of our pending patent applications may not result in issued patents;

•	others may independently develop identical, similar or alternative technologies;

•	others may design around our patent claims to produce competitive technologies or methods or products that fall outside of the scope of our patents;

•	we may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection;

•	we may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;

•	any patents issued to us may not provide a basis for commercially viable methods or products, may not provide any competitive advantages or may be successfully challenged by third parties;

•	a third party may challenge our patents in court and, upon such a challenge, a court may not hold that our patents are valid, enforceable and infringed;

•

a third party may challenge our patents in various patent offices and, if challenged, we may be compelled to limit the scope of our pending, allowed or granted claims or lose some or all of the pending, allowed or granted claims altogether;

•	the patents of others could harm our business; and

•

our competitors could conduct research and development activities in countries where we will not have enforceable patent rights and then use the information learned from such activities to develop competitive methods or products for sale in our major commercial markets.

While we will endeavor to protect our technology with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive and sometimes unpredictable, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations or manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, we cannot guarantee that any patents will be issued from any of our pending or future patent applications. The standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology or information technology patents. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. As such, we do not know the degree of future protection that we will have on our proprietary products, services and technology. Thus, even if our patent applications issue as patents, they may not issue in a form that will provide us with meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage.

Even if we have or obtain patents, we may still be barred from making, using and selling such methods, products, or services because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions, products or methods that are similar or identical to ours, which could materially affect our ability to successfully develop our technology or to successfully commercialize any approved assays alone or with collaborators. Patent applications in the United States and elsewhere are generally published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications could have been filed by others without our knowledge. Additionally, pending claims in patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies or related solutions, products and services. These patent applications may have priority over patent applications filed by us.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to third party pre-issuance submissions of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our products, services and technology and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products or provide services without infringing third-party patent rights. Moreover, we, or our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical products, services and technology, or limit the duration of the patent protection of our products, services and technology. Such proceedings also may result in substantial cost and require significant time from our employees and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by the patents and patent applications we own or in-license is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future technology.

In addition, third parties may be able to develop technology that is similar to, or better than, ours in a way that is not covered by the claims of our patents or may have blocking patents that could prevent us from marketing our products or practicing our own patented technology. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed and the life of a patent, and the protection it affords, is limited. Without patent protection for current or future methods and related solutions, products and services, we may face competing technology. Given the amount of time required for the development and testing, and regulatory review where necessary, patents protecting such technology might expire before or shortly after such technology is commercialized. At the same time, given the rapid pace of technological advancement and innovation in the information technology field, the time needed to obtain patents for novel information technology solutions often renders the protection, once obtained, ineffective if the protected solution has become obsolete or widely-adopted while the patent protection was pending. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing technology similar or identical to that we or our collaborators may develop.

Moreover, certain of our patents and patent applications may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to use or license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

We may in the future be involved in lawsuits to defend or enforce our patents and proprietary rights. Such disputes could result in substantial costs or loss of productivity, delay or prevent the development and commercialization of our technology, products and services, prohibit our use of proprietary technology or put our patents and other proprietary rights at risk.

Competitors and other third parties may infringe, misappropriate or otherwise violate our patents and intellectual property rights or the patents and intellectual property rights of our licensors. The enforcement of such claims can be expensive and time-consuming. In an infringement proceeding, a court may decide that a patent owned or in-licensed by us is invalid or unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our owned and in-licensed patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly. In addition, our ability to enforce our patent or other intellectual property rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or service.

If we were to initiate legal proceedings against any other third party to enforce a patent covering our technology, the defendant could assert that our patent is invalid or unenforceable. In patent litigation in the United States and Europe, defendants alleging invalidity or unenforceability are common. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, lack of written description or non-enablement. Third parties might allege unenforceability of our patents because during prosecution of the patent an individual connected with such prosecution withheld relevant information or made a misleading statement. Third parties may also raise challenges to the validity of our patent claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to, our patents in such a way that they no longer cover our technology or products. The outcome of proceedings involving assertions of invalidity and unenforceability, including during patent litigation, is unpredictable. With respect to the validity of patents, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution, but that an adverse third party may identify and submit in support of such assertions of invalidity. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technology. Such a loss of patent protection could have a material adverse effect on our business. Our patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. There can be no assurance that we will have sufficient financial or other resources to file and pursue infringement claims, which typically last for years before they are concluded. We may or may not choose to pursue litigation or other actions against those that have infringed on our patents, or have used them without authorization, due to the associated expense and time commitment of monitoring these activities. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or commercialization activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Uncertainties resulting from patent and other intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, our ability to raise additional funds, and could otherwise have a material adverse effect on our business, financial condition, results of operations and prospects.

We may in the future be subject to claims against us alleging that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, the outcome of which would be uncertain and could have a material adverse effect on our business.

Our commercial success depends in part upon our ability to develop, manufacture, market and sell our products and services and use our proprietary technology without infringing, misappropriating or otherwise violating the patents or other intellectual property or proprietary rights of third parties. Litigation relating to infringement, misappropriation or other violations of patents and other intellectual property rights in the biotechnology industry is common, including patent infringement lawsuits, trade secret lawsuits, interferences, oppositions, and inter partes review, post-grant review and reexamination proceedings before the United States Patent and Trademark Office (the “USPTO”), and corresponding international patent offices.

In the future, we may be subject to third-party claims and similar adversarial proceedings or litigation regarding any infringement, misappropriation or other violation by us of patent or other intellectual property rights of third parties. If any such claim or proceeding is brought against us, our collaborators or our third-party service providers, our development, manufacturing, marketing, sales and other commercialization activities could be similarly adversely affected. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that third-party patents asserted against us are valid, enforceable and infringed, which could materially and adversely affect our ability to develop, manufacture, market, sell and commercialize any of our products or services. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe any third party’s patents or other intellectual property rights, and we are unsuccessful in demonstrating that such patents or other intellectual property are invalid or unenforceable, we could be required to obtain a license from such third party to continue developing, manufacturing, marketing, selling and commercializing our products and services. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be nonexclusive, which would give our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing, royalty and other payments. We also could be forced, including by court order, to cease developing, manufacturing, marketing, selling and commercializing the infringing product or technology. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations and prospects.

The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. It is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we may be unable to develop, manufacture, market, sell and commercialize products or services or perform research and development or other activities covered by these patents. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, many companies in intellectual property-dependent industries, including the biotechnology industry, have employed intellectual property litigation as a means to gain an advantage over their competitors. Furthermore, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology industry expands and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our products, services and technology may be subject to intellectual property-related claims by third parties.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays or prohibit us from manufacturing, marketing, selling or otherwise commercializing our products, services and technology. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or commercialization activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Uncertainties resulting from patent and other intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, our ability to raise additional funds, and could otherwise have a material adverse effect on our business, financial condition, results of operations and prospects.

We license patent rights from third-party owners. If such owners do not properly or successfully obtain, maintain or enforce the patents underlying such licenses, or if they retain or license to others any competing rights, our competitive position and business prospects may be adversely affected. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our relationships with our licensor, we could lose license rights that are important to our business.

Even though we actively file patent applications, we also rely on intellectual property rights licensed from third parties to protect our technology, including licenses that give us rights to third-party intellectual property that is necessary or useful for our business. For example, we are dependent on licenses from Normandie Valorisation for certain products we commercialize. If one or both of our license agreements with Normandie Valorisation were to terminate for any reason, we may be required to cease the manufacturing, marketing, selling and commercialization of certain products. For more information regarding these license agreements, please see “Business—License Agreements.”

We also may license additional third-party intellectual property in the future. Our success will depend in part on the ability of our licensors to obtain, maintain, protect and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. These licenses, and other licenses we may enter into in the future, may not provide adequate rights to use such intellectual property and proprietary technologies in all relevant fields of use or in all territories in which we may wish to develop or commercialize technology, products and services in the future. In some cases, patent prosecution of our licensed technology is controlled by the licensor. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, and maintained in a manner consistent with the best interests of our business. For example, under our license agreements with Normandie Valorisation, Normandie Valorisation controls the prosecution, maintenance and defense of the patents licensed to us pursuant to the agreements. Our licensors may not successfully prosecute the patent applications licensed to us, by failing to draft or prosecute the patents and patent applications licensed to us in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. Even if patents issue or are granted, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than we would. Further, we may not obtain exclusive rights, which would allow for third parties to develop competing products. In addition, our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If our licensors fail to obtain and maintain a patent or other protection for the proprietary intellectual property we license from such licensor, we could lose our rights to such intellectual property or the exclusivity of such rights, and our competitors could market competing technology using such intellectual property. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we or our collaborators may be unable to develop or commercialize the affected technology, which could adversely affect our competitive business position and harm our business prospects.

Our existing license agreements impose, and we expect that future license agreements will impose, various development, commercialization, royalty, diligence, patent prosecution and enforcement, and other obligations on us. If we breach any of these obligations, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in our being unable to commercialize related solutions, products or services that are covered by these agreements, which could materially adversely affect the value of any such technology and our business. In spite of our efforts, our licensors might conclude that we have breached our obligations under such license agreements, and might therefore terminate the license agreements. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in the products and services that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products and services, we may be unable to achieve or maintain profitability.

In addition, disputes may arise under our license agreements, including regarding the payment of the royalties or other payments due to licensors in connection with our exploitation of the rights we license from them. For example, licensors may contest the basis of royalties we retained and claim that we are obligated to make payments under a broader basis. In addition to the costs of any litigation we may face as a result, any legal action against us could increase our payment obligations under the respective agreement and require us to pay interest and potentially damages to such licensors.

Disputes may arise regarding intellectual property subject to a license agreement, including those relating to:

•	the scope of rights, if any, granted under the license agreement and other interpretation-related issues;

•	the amounts of royalties due under the license agreement;

•	whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the license agreement;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the sublicensing of patent and other rights under the license agreements;

•	the inventorship and ownership of inventions and know-how resulting from the creation or use of intellectual property by our licensors and by us and our collaborators; and

•	the priority of invention of patented technology.

The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement. Such disputes may be costly to resolve and may divert management’s attention away from day-to-day activities. If disputes over intellectual property that we have licensed from third parties prevent or impair our ability to maintain our licensing arrangements on acceptable terms, we or our collaborators may be unable to successfully develop and commercialize the affected technology, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Obtaining and maintaining a patent portfolio entails significant expense, including periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and patent applications, which must be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensing collaborators to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. We may or may not choose to pursue or maintain protection for particular intellectual property in our portfolio. If we choose to forgo patent protection or to allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Furthermore, we employ reputable law firms and other professionals to help us comply with the various procedural, documentary, fee payment and other similar provisions we are subject to and, in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in obtaining necessary rights to any products or services we may develop through acquisitions and in-licenses.

We currently have rights to intellectual property, through licenses from third parties, to identify and develop certain products, services and technology. Many pharmaceutical companies, biotechnology companies and academic institutions are competing with us and filing patent applications potentially relevant to our business. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses from such third-party intellectual property holders.

However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for our business. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In-licensing patents covering our technology in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we do pursue patent protection, or from selling or importing our technology in and into the United States or other jurisdictions.

We generally apply for patents in those countries where we intend to make, have made, use or offer for sale our products or services and where we assess the risk of infringement to justify the cost of seeking patent protection. However, we may not seek protection in all countries where we will commercialize our products and services and we may not accurately predict all the countries where patent protection would ultimately be desirable. If we fail to timely file a patent application in any such country or major market, we may be precluded from doing so at a later date. Competitors may use our technology in jurisdictions where we do not pursue and obtain patent protection to develop their own assays and products and may export otherwise infringing assays and products to territories where we have patent protection, but where our ability to enforce our patent rights is not as strong as in the United States. These products and services may compete with technologies that we or our collaborators may develop, and our patents or other intellectual property rights may not be effective or sufficient to prevent such competition.

The laws of some other countries do not protect intellectual property rights to the same extent as the laws of the United States. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals or biotechnologies. As a result, many companies have encountered significant difficulties in protecting and defending intellectual property rights in certain jurisdictions outside the United States. Such issues may make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation or other violation of our other intellectual property rights. For example, many other countries, including countries in the EU, have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents and could limit our potential revenue opportunities. Accordingly, our and our licensors’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Furthermore, proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, subject our patents to the risk of being invalidated or interpreted narrowly, subject our patent applications to the risk of not issuing or provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded to us, if any, may not be commercially meaningful, while the damages and other remedies we may be ordered to pay such third parties may be significant.

If we are unable to execute invention assignment agreements with our employees and consultants or protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for certain aspects of our technology, we also consider trade secrets, including confidential and unpatented know-how, important to the maintenance of our competitive position. We protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations or manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us.

We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes or that the assignment agreements that have been entered into are self-executing. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, or claim ownership in intellectual property that we believe is owned by us. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the United States and certain foreign jurisdictions are less willing or unwilling to protect trade secrets.

Moreover, our competitors or other third parties may independently develop knowledge, methods and know-how equivalent to our trade secrets or seek to reverse-engineer our technology for which we do not have patent protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third parties, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We are also subject both in the United States and outside the United States to various regulatory schemes regarding requests for the information we provide to regulatory authorities, which may include, in whole or in part, trade secrets or confidential commercial information. While we are likely to be notified in advance of any disclosure of such information and would likely object to such disclosure, there can be no assurance that our challenge to the request would be successful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We have in the past and may in the future be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed trade secrets or other confidential information of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants and advisors are currently or were previously employed at universities, research institutes or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we have in the past and may in the future be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic, cancelled or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a trademark of ours is not valid or is unenforceable, or may refuse to stop the other party from using the trademark at issue. We may not be able to protect our rights to these and other trademarks and trade names or may be forced to stop using these names, which we may need to build name recognition with potential collaborators or customers in our markets of interest.

Our pending trademark applications in the United States and in other foreign jurisdictions where we may file may not be allowed or may subsequently be opposed. For example, our applications to register the trademarks “SOPHIA GENETICS” and “SOPHIA DDM” in the United States are currently opposed before the USPTO in an action brought by Quidel Corporation. An adverse ruling in such proceedings could prevent us from using both names to distinguish our products and/or services in the United States. We have certain other trademark applications pending in the United States and abroad, but there can be no assurance that these applications will be allowed and not opposed. Even if these applications proceed to registration, third parties may challenge our use or registration of these trademarks in the future. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Other biotechnology companies may be using trademarks that are similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, they may infringe our trademarks and we may not have adequate resources to enforce our trademarks. If we attempt to enforce our trademarks and assert trademark infringement claims, a court may determine that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. Furthermore, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Failure to maintain our trademark registrations, or to obtain new trademark registrations in the future, could limit our ability to protect our trademarks and impede our marketing efforts in the countries in which we operate. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products or provide our services, and subject us to possible litigation.

A portion of the products or technologies licensed, developed or distributed by us incorporate so-called “open source” software, and we may incorporate open source software into other products or technologies in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Some open source licenses may contain requirements that we disclose source code for modifications we make to the open source software and that we license such modifications to third parties at no cost. In some circumstances, distribution of our software in connection with open source software could require that we disclose and license some or all of our proprietary code in that software as well as distribute our products that use particular open source software at no cost to the user.

We monitor our use of open source software in an effort to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code; however, there can be no assurance that such efforts will be successful. Open source license terms are often ambiguous and such use could inadvertently occur. There is little legal precedent governing the interpretation of many of the terms of certain of these licenses, and the potential impact of these terms on our business may result in unanticipated obligations regarding our products and technologies.

Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our products. In addition, if we combine our proprietary software with open source software in certain ways, under some open source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products and services that are similar to or better than ours and otherwise have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect their products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to a patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy Smith America Invents Act (the “America Invents Act”) enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions. Since patent applications in the United States and most other countries are confidential for a period after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our products or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in licensed patent applications and the enforcement or defense of our owned or in licensed issued patents, all of which could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of healthcare technology are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, recent U.S. Supreme Court decisions have served to curtail the scope of subject matter eligible for patent protection in the United States, and many software patents have since been invalidated on the basis that they are directed to abstract ideas. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, federal courts, and USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products or provide services that are similar to ours but that are not protected by our intellectual property;

•	we or our licensors might not have been the first to make the inventions covered by our patents;

•	we or our licensors might not have been the first to file patent applications covering certain of our or their inventions;

•

others, including inventors or developers of our owned or in-licensed patented technologies who may become involved with competitors, may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications or those that we may own in the future will not lead to issued patents;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;

•

issued patents for which we have rights may not provide us with any competitive advantage and may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•

our competitors might conduct research and development activities in countries where we do not have patent rights or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products and services in our commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents or pending or future applications of third parties, if issued, may harm our business; and

•	we or our licensors may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Financial Position and Capital Requirements

We have incurred net losses since our inception and expect to continue to incur losses for the foreseeable future. We may never achieve or sustain profitability.

We have incurred losses since our inception and expect to continue to incur losses for the foreseeable future. For the years ended December 31, 2020 and 2019, we reported net losses of $39.3 million and $33.8 million, respectively, and for the three months ended March 31, 2021 and 2020, we reported net losses of $12.7 million and $10.5 million, respectively. As of March 31, 2021, we had an accumulated deficit of $150.3 million.

We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to (i) research and development, in particular to further expand the features, applications and data modalities of our SOPHiA platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas; (ii) expanding selling and marketing efforts for our SOPHiA platform, in particular to drive new customer adoption with clinical customers and biopharmaceutical companies; (iii) establishing and maintaining relationships with our collaborators and customers across the healthcare system; and (iv) obtaining regulatory clearance or approval to offer our products as IVD products for diagnostic use. We may encounter unforeseen expenses, difficulties, complications, delays and unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of growth of our expenses and of our revenue. In addition, following this offering, we expect to incur increased general and administrative expenses associated with operating as a public company. Our net losses may fluctuate significantly from quarter to quarter and from year to year.

Because of the numerous risks and uncertainties associated with our research and development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to achieve or sustain profitability would depress our market value and could impair our ability to execute our business plan, raise capital, develop additional products and services and continue our operations. A decline in the value of our company could cause our shareholders to lose all or part of their investment.

We have received loans granted under government programs designed to minimize the economic impact of the COVID-19 pandemic.

We have received loans granted under various government programs designed to minimize the economic impact of the COVID-19 pandemic (collectively, the “COVID-19 loans and grants”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” We have repaid or received forgiveness for these loans. Our receipt of the COVID-19 loans and grants could result in adverse publicity. In addition, if we are later determined to have been ineligible to receive the COVID-19 loans and grants or loan forgiveness, or if we violate the terms associated with such loans and grants, including the terms governing loan forgiveness, we may be subject to significant penalties and our reputation could suffer.

Even after this offering, we may need to raise additional capital to fund our existing operations, further develop our SOPHiA platform and products, commercialize our products and services and expand our operations.

Since our inception, we have used substantial amounts of cash. The research and development process as well as selling and marketing efforts are capital intensive and we expect that we will continue to expend substantial resources for the foreseeable future to develop, commercialize and market additional features, applications and data modalities of our SOPHiA platform and related solutions, products and services. In addition, we may also raise capital to expand our business and pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

•	fund research and development efforts of our SOPHiA platform and related solutions, products and services or any other future platforms, products and services, in particular biopharma services;

•	increase our sales and marketing efforts to drive market adoption of our SOPHiA platform and related solutions, products and services and to address competitive developments;

•	acquire, license or invest in complementary technologies and platforms;

•	acquire or invest in complementary businesses or assets; and

•	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth;

•	our ability to secure any required regulatory clearance or approval for additional features, applications and data modalities of our SOPHiA platform and related solutions, products and services;

•

the ability of our customers and collaborators to secure any required regulatory clearance or approval for their product candidates, other products and services the development of which they rely on our SOPHiA platform and related solutions, products and services;

•	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our SOPHiA platform and related solutions, products and services;

•

the rate of progress in establishing payor coverage and reimbursement arrangements with domestic and international commercial third-party payors and government payors by us with respect to our products, if approved for IVD use, and by our customers and collaborators, with respect to their product candidates, other products and services;

•	the cost of expanding our research and development, manufacturing and laboratory operations and products and services offerings;

•	our ability to maintain and expand our collaborations with biopharmaceutical companies, both advanced and early stage, and reference and specialist laboratories;

•	our rate of progress in, and cost of research and development activities associated with, early research and development efforts;

•	the effect of competing technological and market developments;

•	market acceptance of our platform, products and services;

•	costs related to international expansion; and

•	the potential cost of, and delays in, product development as a result of regulatory oversight.

We do not have any committed external source of funds and additional funds may not be available when we need them or on terms that are acceptable to us. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Market volatility resulting from the COVID-19 pandemic and other factors could adversely impact our ability to access capital as and when needed. Further, as a Swiss company, we have less flexibility to raise capital, particularly in a quick and efficient manner, as compared to U.S. companies. See “—Risks Related to Our Ordinary Shares and This Offering—Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.” If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our research and development, commercialization and growth efforts.

We may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and collaborations. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a shareholder. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property, technology and products or we may be required to grant licenses for our intellectual property, technology and products on unfavorable terms.

A limited number of distributors collectively account for a substantial portion of sales of our SOPHiA platform and related solutions, products and services.

For the years ended December 31, 2020 and 2019, 38 and 29 distributors collectively accounted for 23% and 24% of revenue, respectively. We expect that a relatively small number of our distributors will continue to account for significant portion of our revenues in the foreseeable future. Our reliance on a few distributors may expose us to the risk of substantial losses if a single large distributor stops offering access to our platform, services and products, purchases lower quantities of our products or goes out of business and we cannot find substitute distributors on equivalent terms. Most of our distribution relationships are non-exclusive and permit such distributors to distribute competing products. As such, our distributors may not commit the necessary resources to market our products to the level of our expectations or may choose to favor marketing the products of our competitors. If any of our significant distributors reduces the quantity of the research and diagnostic products they purchase from us or stops purchasing from us, our revenue would be materially and adversely affected.

We may not be able to sufficiently reduce our costs to achieve sustainable gross margins.

Operating our business is costly, and we expect our expenses to continue to increase in the future as we broaden our customer base and expand our platform, services and product offerings. In particular, a significant portion of our business, including our SOPHiA platform, is provided through a cloud-based SaaS platform. These hosting services depend on the uninterrupted operation of data centers as well as high-quality customer support. In addition, we collaborate with manufacturers in the assembly and development of our research and diagnostic products, in particular DNA enrichments kits. For example, we rely on our manufacturing and supply agreements with third parties, including IDT, Twist and Qiagen, for the manufacture of the DNA enrichments kits, which we assemble and offer to our clients as part of “bundle” solutions together with our SOPHiA platform. While we are undertaking a number of initiatives designed to reduce our costs, including provisions in our manufacturing and supply agreements that limit our counterparty’s ability to increase prices for the manufactured products if certain conditions are met by us, and expect that our gross margin will increase as we broaden our customer base and increase customer engagement, there can be no assurance that we will be able to achieve planned cost reductions. There may also be unforeseen occurrences that increase our costs, such as increased prices of the components of our products, increased costs of hosting and consumer support services, changes to labor costs or less favorable terms with third-party suppliers, service providers or manufacturing collaborators. In addition, if our platform, services and product mix becomes more customer-specific and diversified, our costs may increase. If we are unable to reduce our costs, or if cost reductions are less significant or less timely than those we project, we will not be able to achieve sustainable gross margins, which would adversely affect our ability to invest in and grow our business.

We customize a substantial portion of our research and diagnostic products to address the needs of individual customers and collaborators. If we cannot sell our customized products in the event an order is cancelled, we may be unable to cover our costs and may be left with substantial unsaleable inventory, which could have a material adverse effect on our financial condition and results of operations.

We assemble a substantial portion of our products to address the needs of individual customers. Some of the agreements with our customers require us to cover the initial manufacturing and assembly costs of such products, which means that we will be paid only upon delivery of such products to our customers. If our customers fail to purchase these customized products from us in sufficient quantities, do not purchase such products from us at all or otherwise fail to perform their obligations under the agreements with us, we may bear the full cost of manufacturing and assembling of such products, fail to cover our costs and have substantial unsaleable inventory, each of which could have a material adverse effect on our financial condition and results of operations.

Our ability to use tax loss carryforwards in Switzerland, the United States and other jurisdictions may be limited.

We are entitled to carry forward losses incurred in Switzerland, the United States and other jurisdictions in which we conduct business, which could be used to offset future taxable income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Taxation.” Due to our limited income, there is a significant risk that our tax loss carryforwards will expire in part or in their entirety and cannot be used to offset future taxable income for corporate income tax purposes. Furthermore, any tax loss carryforwards that we report on our tax returns are subject to review and confirmation by the competent tax authorities in their tax assessment of the tax year for which the tax loss carryforwards are used to offset taxable income. Consequently, we are exposed to the risk that the competent tax authorities may not accept the reported tax loss carryforwards in part or in their entirety.

Changes in tax laws or the interpretation of tax laws could have a material impact on our financial condition.

We are subject to standard corporate income taxation. The standard effective corporate tax rates in Saint-Sulpice, Canton of Vaud, Switzerland, can change from time to time. However, we expect that the standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2021 in Saint-Sulpice will be approximately 13%. We are also subject to corporate income taxation in other jurisdictions in which currently operate, including France, the United States, the UK, Brazil and Australia.

In addition, in view of the ongoing implementation of the OECD G20 Base Erosion and Profit Shifting Project and the EU anti-avoidance tax package, the existing transfer pricing system and our intercompany relationships could be challenged by the competent tax authorities, resulting in additional taxes, interest and penalties in case of profit add-backs, non-deductible expenses or objections to the transfer pricing documentation. A focus area is the taxation and allocation of profits generated from intangibles where the DEMPE (Development, Enhancement, Maintenance, Protection and Exploitation) functions will become more relevant compared to the pure bearing of costs. This may impact the taxation of our group profits and may impact our effective tax rate. These and other changes in tax laws or the interpretation of tax laws in Switzerland, France, the United States, the UK, Brazil, Australia and other jurisdictions in which we currently operate or will operate in the future, could have a material adverse effect on our financial condition.

We are subject to risks related to taxation in multiple jurisdictions.

We are subject to income taxes in Swiss and foreign jurisdictions. Significant judgments based on interpretations of existing tax laws or regulations may be required in determining our provision for income taxes. Our effective income tax rate could be adversely affected by various factors, including, but not limited to, changes in the mix of earnings in tax jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in existing tax policies, laws, regulations or rates, changes in the level of non-deductible expenses (including share-based compensation), changes in the location of our operations, changes in our future levels of research and development spending, mergers and acquisitions or the result of examinations by various tax authorities. Although we believe our tax estimates are reasonable, if taxing authorities disagree with the positions taken on our tax returns, we could have additional tax liability, including interest and penalties.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

We operate internationally and a meaningful portion of our revenue, expenses, assets and liabilities are denominated in currencies other than the U.S. dollar, our presentation currency, and the Swiss franc, SOPHiA GENETICS SA’s functional currency. In preparing our consolidated financial statements, those revenues, expenses, assets and liabilities are translated into U.S. dollars at applicable exchange rates. Increases or decreases in exchange rates between the U.S. dollar and other currencies affect the U.S. dollar value of those items, as reflected in the consolidated financial statements. We expect that a significant part of our revenues and expenses will continue to be denominated in currencies other than the U.S. dollar, including the euro and Swiss franc, and to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar. Therefore, unfavorable developments in the value of the U.S. dollar relative to other relevant currencies could adversely affect our results of operations, financial condition and liquidity.

The exchange rates of the U.S. dollar and other currencies are affected by many factors, including forces of supply and demand in the foreign exchange markets and global economic events, such as the COVID-19 pandemic. These rates are also affected by the international balance of payments and other economic and financial conditions, government intervention, speculation and other factors. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar and even if we engage in hedging operations in the future, there can be no assurance as to the success of any hedging operations that we may implement. Foreign currency fluctuations may adversely affect our results of operations, financial condition and liquidity.

We are subject to risks related to the accounting treatment of our pension and other post-employment benefit plans.

We provide retirement benefits to our employees as required by Swiss law by means of a pension fund that is maintained by a life insurance company. The life insurance company operates a pension plan for all of our employees as a defined benefit plan under International Accounting Standard (“IAS”) 19. As of March 31, 2021, we reported an employee benefit obligation, before deduction of plan assets, of $15.1 million in accordance with IAS 19. The obligation represents our projected obligations towards current and future pensioners discounted at an annual rate of 0.20%. Under Swiss statutory rules and pursuant to our contract with the group life assurance provider, all risks including investment risk are fully covered. That said, no underfunding exists under Swiss law. The variance between Swiss statutory rules and IFRS is apparent in many Swiss companies, and the IFRS obligation of our pension plan does not necessarily reflect a true payment obligation under Swiss law because Swiss law allows us to maintain flexibility to adjust benefit levels under the plans and we could use this flexibility to mitigate any liability. For more information, see Note 22 to the audited consolidated financial statements included elsewhere in this prospectus. However, should the Swiss statutory rules at any time require a determination that our pension plan is significantly underfunded, we could be obliged to make additional contributions to the pension plan in addition to our obligation to make regular contributions as defined in the pension plan regulation. If such risk materializes, this could have a material adverse effect on our financial position or results of operations.

Risks Related to Our Ordinary Shares and This Offering

There was no public market for our ordinary shares prior to this offering, and an active market in our ordinary shares may not develop.

Before this offering, there was no public trading market for our ordinary shares. We cannot predict the extent to which an active market for our ordinary shares will develop or be sustained after this offering. If a market for our ordinary shares does not develop or is not sustained, it may be difficult for shareholders to sell their shares at an attractive price, or at all. Furthermore, an inactive market may also impair our ability to raise capital by selling our ordinary shares and may impair our ability to enter into collaborations or acquire companies or products by using our ordinary shares as consideration.

In addition, we cannot predict the prices at which our ordinary shares will trade. The initial public offering price of our ordinary shares will be agreed between us and the underwriters based on a number of factors, including market conditions in effect at the time of this offering, which may not be indicative of the price at which our ordinary shares will trade following completion of this offering. It is possible that in one or more future periods, our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our ordinary shares may fall.

The market price of our ordinary shares may be volatile and may fluctuate due to factors beyond our control.

The initial public offering price for our ordinary shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our ordinary shares could be subject to wide fluctuations in response to many risk factors listed in this “Risk Factors” section, some of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	effectiveness, accuracy and efficiency of our SOPHiA platform and related solutions, products and services;

•	public concern relating to the commercial value or safety of any of our SOPHiA platform and related solutions, products and services;

•	the timing and results of multimodal clinical studies of our SOPHiA platform;

•	our inability to adequately protect our proprietary and intellectual property rights, including patents, trademarks and trade secrets;

•	our inability to raise additional capital and the terms on which we raise it;

•	our ability to enter into strategic collaboration or licensing agreements, including with GE Healthcare, and the commencement, termination and terms of such agreements;

•	regulatory developments, including actions with respect to our and our competitors’ platforms, products and services;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of our ordinary shares by us, our insiders or our other shareholders;

•	changes in market conditions for our industry, including changes in the structure of healthcare payment systems; and

•	changes in general market and economic conditions.

In addition, the stock market has historically experienced significant volatility, particularly with respect to healthcare technology company stocks. The volatility of healthcare technology company stocks often does not relate to the operating performance of the companies represented by the stock. As a result of this volatility, our investors may not be able to sell their ordinary shares at or above the initial public offering price. As we operate in a single industry, we are particularly vulnerable to these factors to the extent that they affect our industry, or to a lesser extent, our markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This risk is particularly relevant for healthcare technology companies, which have experienced significant stock price volatility in recent years. Securities litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the price of our ordinary shares to fluctuate or decline.

Our quarterly and annual operating results may fluctuate significantly. This fluctuation may be as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. These fluctuations may occur due to a variety of factors, including:

•	the level of demand for our SOPHiA platform and related solutions, products and services;

•	the timing and cost of development, enhancement and manufacturing, as applicable, of our SOPHiA platform and related solutions, products and services;

•	expenditures that we may incur to acquire, develop or commercialize additional technologies, platforms, products and services;

•	the rate at which we grow our sales force and the speed at which newly hired salespeople become effective, and the cost and level of investment therein;

•	the length of time of the sales cycle for purchases of our SOPHiA platform and related solutions, products and services, which can last up to six months;

•	the timing of customer billing and collection;

•	any defaults on large contracts by our customers;

•	the degree of competition in our industry and any change in the competitive landscape of our industry, including consolidation among our competitors or future collaborators;

•	coverage and reimbursement policies with respect to our SOPHiA platform and related solutions, products and services;

•	positive or negative coverage, or public perception, of our SOPHiA platform and related solutions, products and services or those of our competitors or broader industry trends;

•	the impact of the COVID-19 pandemic, and the resulting effects on the demand for our COVID-19 research and surveillance platform;

•

the timing and cost of, and level of investment in, research, development, licenses, regulatory approval, commercialization activities, acquisitions and other strategic transactions, or other significant events relating to our SOPHiA platform and related solutions, products and services;

•	changes in governmental regulations or in the status of regulatory approvals or applications;

•	pricing discounts and incentives for our research and diagnostic products; and

•	general market and economic conditions.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual financial results. Because a substantial portion of our expenses are relatively fixed in the short-term and require time to adjust, our results of operations and liquidity would suffer if revenue falls below our expectations in a particular period. In addition, comparing our operating results on a period-to-period basis may not be meaningful. Further, our historical results are not necessarily indicative of results expected for any future period, and quarterly results are not necessarily indicative of the results to be expected for the full year or any other period, and accordingly should not be relied upon as indicative of future performance.

If our operating results fall below the expectations of investors or securities analysts, the price of our ordinary shares could decline substantially. Furthermore, any fluctuations in our operating results may, in turn, cause the price of our ordinary shares to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Our existing shareholders will continue to be able to exercise significant influence over us, and their interests may conflict with the interests of other shareholders.

Following completion of this offering, our existing shareholders are expected to own approximately     % of our ordinary shares (or approximately     % if the underwriters exercise their option to purchase additional ordinary shares in full), excluding any ordinary shares purchased by any such holders in this offering. At our request, the underwriters have reserved up to 5% of the ordinary shares offered by this prospectus for sale, at the initial public offering price, to our employees and to friends, professional contacts and family members of our employees and directors. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of certain types of capital increases, statutory mergers or other extraordinary transactions.

In addition, our amended and restated articles of association will contain provisions stating that if an individual or legal entity acquires ordinary shares and, as a result, directly or indirectly, has voting rights with respect to more than 15% of the share capital recorded in the commercial register, the registered shares exceeding the limit of 15% shall be entered in the share register as shares without voting rights. Similarly, our amended and restated articles of association will limit the exercise of voting rights by shareholders, acting alone or in concert with others, to a maximum of 15% the share capital recorded in the commercial register. However, any shareholders holding more than 15% prior to the filing and effectiveness of our amended and restated articles of association will remain registered with voting rights for such shares and will remain able to vote all of such shares. This may, in certain instances, allow our existing shareholders to exercise more influence over us than our other shareholders despite holding the same number of ordinary shares.

To the extent that the interests of our existing shareholders may differ from the interests of our other shareholders, the latter may be disadvantaged by any action that our existing shareholders may seek to pursue. In addition, the concentration of ownership may have the effect of delaying, preventing or deterring a change of control of us, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares. See “Principal Shareholders.”

Future sales, or the possibility of future sales, of a substantial number of our ordinary shares could adversely affect the price of our ordinary shares.

Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ordinary shares. Following the completion of this offering, we will have              ordinary shares outstanding (or             ordinary shares outstanding if the underwriters exercise their option to purchase additional ordinary shares in full). This includes the ordinary shares in this offering, which may be resold in the public market immediately upon the closing of this offering without restriction, unless purchased by our affiliates. Substantially all of the remaining ordinary shares will be subject to the lock-up agreements described in the “Underwriting” section of this prospectus. However, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters, can waive the provisions of these lock-up agreements, in their sole discretion, and allow the sale of these shares at any time. In addition, we intend to register under the Securities Act all ordinary shares that we may issue under our share-based compensation plans. Once we register these ordinary shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. After the end of such lock-up agreements or if such lock-up agreements are waived, if these shareholders sell substantial numbers of ordinary shares in the public market or if the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Under Swiss law, shareholders benefit from pre-emptive rights to subscribe on a pro rata basis for issuances of equity or other securities that are convertible into equity, unless such pre-emptive rights are excluded in accordance with Swiss law and our articles of association. However, due to the laws and regulations in certain jurisdictions, shareholders in certain jurisdictions may not be able to exercise such rights, unless the company registers or otherwise qualifies the rights offering, including by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that we will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction where the offering of such rights is restricted, other than the United States. If shareholders in such jurisdictions are unable to exercise their subscription rights, their ownership interest will be diluted.

You will incur immediate and substantial dilution as a result of this offering.

The initial public offering price of our ordinary shares will be substantially higher than the pro forma as adjusted net tangible book value per ordinary share after the completion of this offering. Therefore, if you purchase ordinary shares in this offering, you will pay a price per ordinary share that substantially exceeds the pro forma as adjusted net tangible book value per ordinary share after this offering. Based on an initial public offering price of $             per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $             per ordinary share, representing the difference between the pro forma as adjusted net tangible book value per ordinary share and the initial public offering price. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. In addition, to the extent that any outstanding options under our share-based compensation plans are exercised, new options are issued under our share-based compensation plans or we issue additional ordinary shares in the future, there will be further dilution to investors participating in this offering. See “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering as described in “Use of Proceeds.” However, our board of directors and our management retains broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. Our failure to apply these funds effectively could result in financial losses, which could have a material adverse effect on our business, results of operations, financial condition and prospects, cause the price of our ordinary shares to decline and delay the development of our platform, services and products.

We have never paid dividends and do not expect to pay any dividends in the foreseeable future.

Since inception, we have not paid any dividends. Even if future operations lead to significant levels of distributable profits, we currently intend to reinvest any earnings in our business and do not anticipate declaring or paying any dividends until we have an established revenue stream to support continuing dividends. In addition, any proposal for the payment of future dividends will be at the discretion of our board of directors after taking into account various factors including our business prospects, liquidity requirements, financial performance and new product development. Furthermore, payment of future dividends is subject to certain limitations pursuant to our current and future debt instruments, Swiss law and our amended and restated articles of association. See “Description of Share Capital and Articles of Association.” Accordingly, investors cannot rely on dividend income from our ordinary shares, and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our ordinary shares and our trading volume could decline.

The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our ordinary shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.

The implementation of the authorized share capital increase may be challenged or blocked.

Prior to this offering, we will have obtained a shareholder resolution for, among other things, the increase in authorized share capital necessary to source the ordinary shares to be sold in this offering. As with all share capital increases in Switzerland, a shareholder may (i) request the competent court to grant a preliminary injunction to block the registration of the capital increase in the commercial register of the Canton of Vaud in a summary proceeding and (ii) challenge the underlying shareholders’ resolution within two months after such shareholders’ meeting and, therefore, prevent or delay the completion of this offering. There can be no assurance that the implementation of the authorized share capital increase will not be challenged or blocked.

The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions.

In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, shareholders’ interests. Swiss law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts in Lausanne, Canton of Vaud, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively to the competent courts in Lausanne, Canton of Vaud, Switzerland. For a further summary of applicable Swiss company law contained in this prospectus, see “Description of Share Capital and Articles of Association” and “Comparison of Swiss Law and Delaware Law.” However, there can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.

Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our amended and restated articles of association, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. See “Description of Share Capital and Articles of Association” and “Comparison of Swiss Law and Delaware Law.”

Our shares are not listed in Switzerland, our home jurisdiction. As a result, our shareholders will not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change-of-control transaction.

Because our ordinary shares will be listed exclusively on Nasdaq and not in Switzerland, our shareholders will not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Swiss Financial Market Infrastructure Act and its implementing provisions require investors to disclose their interest in our company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the company’s outstanding listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland, and because our ordinary shares will be listed exclusively on Nasdaq, they will not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change-of-control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our board of directors.

We are organized under the laws of Switzerland and our registered office and domicile is located in Saint-Sulpice, Canton of Vaud, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the U.S. federal and state securities laws. Original actions against persons in Switzerland based solely upon the federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law (the “PILA”). This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy (ordre public). Also, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the PILA;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•

no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state, and this decision is recognizable in Switzerland.

Anti-takeover provisions in our amended and restated articles of association could make an acquisition of us, which may be beneficial to our shareholders, more difficult.

Our amended and restated articles of association will contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our amended and restated articles of association, which will become effective upon the closing of this offering, include provisions that:

•

in certain cases, allow our board of directors to place up to 29,000,000 ordinary shares and rights to acquire an additional 29,000,000 ordinary shares (in aggregate,     % of the expected share capital after completion of this offering) with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;

•

allow our board of directors not to record any acquirer of ordinary shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 15% of our share capital as set forth in the commercial register;

•	limit the exercise of voting rights by shareholders, acting alone or in concert with others, to a maximum of 15% the share capital recorded in the commercial register;

•	limit the size of our board of directors to seven members; and

•

require two-thirds of the votes represented at a general meeting of the shareholders for amending or repealing most of the above-mentioned authorizations to place shares as well as the above-mentioned voting and recording restrictions, for amending the provision setting a maximum board size or providing for indemnification of our directors and members of our executive committee and for removing the chairman or any member of the board of directors before the end of his or her term of office.

These and other provisions, alone or together, could delay or prevent takeovers and changes in control. See “Description of Share Capital and Articles of Association.” These provisions could also limit the price that investors might be willing to pay in the future for our ordinary shares, thereby depressing the market price of our ordinary shares.

We will be a foreign private issuer, and, as a result, we will not be subject to certain rules and obligations that are applicable to a U.S. domestic public company and will not be subject to certain Nasdaq corporate governance listing standards that are applicable to a Nasdaq-listed U.S. domestic public company.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities, and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers are required to file their annual report on Form 10-K in less time. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

Furthermore, because we will be a foreign private issuer, we will elect to comply with our home country governance requirements and certain exemptions thereunder, rather than complying with certain of the Nasdaq corporate governance listing standards that are applicable to U.S. companies listed on Nasdaq. For example, we are exempt from Nasdaq listing standards that require a listed U.S. company to have (i) a majority of the board of directors consist of independent directors, (ii) regularly scheduled executive sessions with only independent directors and (iii) a compensation committee and a nomination and corporate governance committee consisting entirely of independent directors. In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq-listed U.S. companies. Furthermore, Nasdaq listing standards generally require Nasdaq-listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities, which we are not required to follow as a foreign private issuer. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We qualify as a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2022, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, as of January 1, 2023. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could subject United States investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a passive foreign investment company (“PFIC”), for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our ordinary shares, we do not expect to be a PFIC for our 2021 taxable year. However, there can be no assurance that the Internal Revenue Service (the “IRS”), will agree with our conclusion. In addition, whether we will be a PFIC in 2021 or any future year is uncertain because, among other things, (i) we will hold a substantial amount of cash following this offering, which is generally categorized as a passive asset; and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income; (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (iii) compliance with certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our ordinary shares are regularly traded on a qualified exchange. For further discussion, see “Taxation—Material U.S. Federal Income Tax Consequences for U.S. Holders.”

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation. In addition, as an emerging growth company, we are required to provide only two years of audited financial statements and two years of selected financial data in our initial registration statement, compared to three and five years, respectively, for comparable data reported by other public companies.

We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates equals or exceeds $700.0 million as of any June 30 (the end of our second fiscal quarter) before that time or if we have total annual gross revenues of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 (our fiscal year end); or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort towards ensuring compliance with them, and we cannot predict or estimate the amount or timing of such additional costs.

As a result of being a public company, we will incur additional costs, and we may not manage to comply with our internal control procedures and corporate governance structures.

To comply with the requirements imposed on us as a public company, we will incur significant legal, insurance, accounting and other expenses that we did not incur as a private company. The increased costs may require us to reduce costs in other areas of our business. In addition, our board of directors, management and administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under applicable securities and other laws. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from research and development activities. These laws, regulations and standards are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, enforcement proceedings and higher costs necessitated by ongoing revisions to disclosure and governing practices, which could have a material adverse impact on our business, financial condition, results of operations and prospects.

Cautionary statement regarding forward-looking statements

This prospectus contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, technology, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the section titled “Risk Factors” in this prospectus. These forward-looking statements include, among others:

•	our expectations regarding our revenue, expenses and other operating results;

•	our plans regarding further development of our SOPHiA platform and its expansion into additional features, applications and data modalities;

•

future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenues, expenses, reimbursement rates and needs for additional financing;

•	our expectations regarding the market size for our platform, services and products and the market acceptance they will be able to achieve;

•

our expectations regarding changes in the healthcare systems in different jurisdictions, in particular with respect to the manner in which electronic health records are collected, distributed and accessed by various stakeholders;

•	the timing or outcome of any domestic and international regulatory submissions;

•	impact from future regulatory, judicial, and legislative changes or developments in the United States and foreign countries;

•	our ability to acquire new customers and successfully engage and retain customers;

•	the costs and success of our marketing efforts, and our ability to promote our brand;

•	our ability to increase demand for our products and services, obtain favorable coverage and reimbursement determinations from third-party payors and expand geographically;

•

our expectations of the reliability, accuracy and performance of our products and services, as well as expectations of the benefits to patients, medical personnel and providers of our products and services;

•	our expectations regarding our ability, and that of our manufacturers, to manufacture our products;

•	our efforts to successfully develop and commercialize our products and services;

•	our competitive position and the development of and projections relating to our competitors or our industry;

•	our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;

•	our ability to obtain, maintain, protect and enforce intellectual property protection for our technology, products and services, and the scope of such protection;

•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties;

•	our expectations regarding the impact of the COVID-19 pandemic;

•	our plans with respect to use of proceeds from this offering;

•

our ability to enter into a definite collaboration agreement and other related agreements, if any, with GE Healthcare and our expectations with respect to the terms and the effect on us and our business of such definitive agreements;

•	our ability to attract and retain qualified key management and technical personnel; and

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer.

These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the sections in this prospectus titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act which does not extend to initial public offerings. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Market and industry data

This prospectus contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research. Third-party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we are not aware of any misstatements regarding the industry, market and competitive position data presented herein, these data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty.

Use of proceeds

We estimate that the net proceeds from the issuance and sale of              ordinary shares by us in this offering will be approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional ordinary shares in full, at the assumed initial public offering price of $             per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated fees and offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the net proceeds to us by $             million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated fees and offering expenses payable by us. Each 1,000,000 share increase or decrease in the number of ordinary shares offered by us would increase or decrease the net proceeds to us by $             million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated fees and offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, create a public market for our ordinary shares, facilitate our future access to the public equity markets, increase awareness of our company among potential customers and improve our competitive position. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include:

•	research and development, in particular to further expand the features, applications and data modalities of our SOPHiA platform in order to accommodate multimodal data analytics capabilities;

•

expanding selling and marketing efforts for our SOPHiA platform and related solutions, products and services, in particular to drive new customer adoption with clinical customers and biopharmaceutical companies;

•	establishing new and maintaining and growing existing relationships with collaborators and customers across the healthcare system; and

•	obtaining regulatory clearances or approvals to offer our products as IVD products for diagnostic use.

In addition, we intend to use a portion of the proceeds from this offering to pay a success fee to TriplePoint Capital LLC (“TriplePoint”), which is equal to $            , based on an assumed public offering price equal to the midpoint of the price range set forth on the cover of this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Capital Resources.”

We have not yet determined our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. However, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amount and timing of our actual expenditures will depend upon numerous factors, including our commercialization efforts, demand for our platform, services and products, rates of reimbursement, the costs of equipment, the progress of our research and development efforts, our operating costs and the other factors described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus.

Our management will retain broad discretion in the application of the net proceeds we receive from our initial public offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending the use of the proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return.

Dividend policy

We have never declared or paid cash dividends on our share capital. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions and business prospects and other factors our board of directors may deem relevant.

Under Swiss law, any dividend must be approved by our shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors to the shareholders conforms to Swiss statutory law and our amended and restated articles of association. A Swiss corporation may pay dividends only if it has sufficient distributable profits from the previous business year (bénéfice de l’exercice) or brought forward from previous business years (report des bénéfices) or if it has distributable reserves (réserves à libre disposition), each as evidenced by its audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as free reserves (réserves libres) or as reserves from capital contributions (apports de capital). Distributions out of share capital, which is the aggregate par value of a corporation’s issued shares, may be made only by way of a share capital reduction. See “Description of Share Capital and Articles of Association.”

Capitalization

The following table sets forth our cash and cash equivalents and our total capitalization (which we define as non-current liabilities and equity) as of March 31, 2021:

•	on an actual basis;

•	on a pro forma basis to give effect to the Conversion; and

•

on a pro forma as adjusted basis to give effect to the pro forma adjustments described immediately above and to our issuance and sale of                  ordinary shares in this offering at the assumed initial public offering price of $             per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated fees and offering expenses payable by us.

You should read this table in conjunction with our consolidated financial statements, including the notes thereto, included in this prospectus as well as “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021
(in USD thousands, except share, par value per share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	57,113	57,113

Term deposits and short-term investments	21,184	21,184

Non-current liabilities:
Deferred contract revenue	136	136
Lease liabilities	2,505	2,505
Defined benefit pension liabilities	4,984	4,984
Other non-current liabilities	1,263	1,263

Equity:
Ordinary shares, par value CHF 0.05 per share; 23,568,000 shares outstanding, actual; 48,129,200 shares outstanding, pro forma; shares outstanding, pro forma as adjusted(2)	1,206	2,469
Preferred shares, par value CHF 0.05 per share; 24,561,200 shares outstanding, actual; no shares outstanding, pro forma; no shares outstanding, pro forma as adjusted(2)	1,263	—
Share premium	228,037	228,037
Other reserves	1,916	1,916
Accumulated deficit	(150,347)	(150,347)

Total equity	82,075	82,075

Total capitalization	90,963	90,963

(1)	The pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by $ million, assuming that the number of ordinary shares offered by us in this offering, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated fees and offering expenses payable by us in this offering. Each 1,000,000 share increase or decrease in the number of ordinary shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by $ million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated fees and offering expenses payable by us in this offering.

(2)	The number and par values of ordinary shares and of preferred shares have been retroactively adjusted to give effect to the Share Split.

Other than as set forth in the pro forma adjustments and reflected in the table above, there have been no material changes to our capitalization since March 31, 2021.

Dilution

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our ordinary shares immediately after this offering. Net tangible book value per ordinary share is determined by dividing our tangible net worth (defined as total assets, less intangible assets, less total liabilities) by the number of our ordinary shares outstanding.

Our historical net tangible book value as of March 31, 2021 was $69.1 million, or $1.44 per ordinary share (on a fully diluted basis). After giving effect to the Conversion, the pro forma net tangible book value as of March 31, 2021 was $69.1 million, or $1.44 per ordinary share. After further giving effect to our issuance and sale of                  ordinary shares in this offering at the assumed initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated fees and offering expenses payable by us, the pro forma as adjusted net tangible book value as of March 31, 2021 would have been $                 million, or $                 per ordinary share. This amount represents an immediate increase in pro forma net tangible book value of $                 per ordinary share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $                 per ordinary share to new investors.

The following table illustrates this dilution on a per ordinary share basis:

Assumed initial public offering price per ordinary share		$
Historical net tangible book value per share as of March 31, 2021	$1.44
Pro forma net tangible book value per ordinary share as of March 31, 2021	$1.44
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering

Dilution per ordinary share to investors participating in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the pro forma as adjusted net tangible book value per ordinary share after this offering by $                per share and dilution per ordinary share to new investors participating in this offering by $                 per share, assuming that the number of ordinary shares offered by us in this offering, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated fees and offering expenses payable by us in this offering. Each 1,000,000 share increase or decrease in the number of ordinary shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per ordinary share after this offering by $                 per share and decrease or increase the dilution per ordinary share to new investors participating in this offering by $                 per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated fees and offering expenses payable by us.

If the underwriters exercise their option to purchase additional ordinary shares in full, the pro forma as adjusted net tangible book value per ordinary share after this offering would increase to $                 per share, representing an immediate increase in pro forma as adjusted net tangible book value per ordinary share of $                 per share to existing shareholders and immediate dilution of $                 in pro forma as adjusted net tangible book value per ordinary share to new investors participating in this offering.

The following table summarizes as of March 31, 2021, on the pro forma as adjusted basis described above, the number of ordinary shares, the total consideration and the average price per ordinary share (1) paid to us by existing shareholders and (2) to be paid by investors purchasing ordinary shares in this offering at the assumed initial public offering price equal to the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased		Total Consideration			Weighted-Average Price Per Ordinary Share
(in thousands except share, per share and percentage data)	Number	Percent	Amount		Percent
Existing shareholders before this offering	48,129,200	%		$230,867	%		$4.80
Investors participating in this offering		%	$		%	$

Total		100%	$		100%	$

The table above assumes no exercise of the underwriters’ option to purchase additional ordinary shares in this offering. If the underwriters’ option to purchase additional ordinary shares is exercised in full, the number of ordinary shares held by existing shareholders would be reduced to                 % of the total number of ordinary shares outstanding after this offering and the number of ordinary shares held by new investors participating in the offering would be increased to                 % of the total number of ordinary shares outstanding after this offering.

To the extent that any outstanding options under our share-based compensation plans are exercised, new options are issued under our share-based compensation plans or we issue additional ordinary shares in the future, there will be further dilution to investors participating in this offering.

Selected consolidated financial data

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. The selected consolidated income statement data for the years ended December 31, 2020 and 2019 and the selected consolidated balance sheet data as of December 31, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated income statement data for the three months ended March 31, 2021 and 2020 and the summary consolidated balance sheet data as of March 31, 2021 are derived from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. The unaudited condensed interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results as of the dates and for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. Our audited consolidated financial statements are prepared in accordance with IFRS and presented in U.S. dollars and our unaudited condensed interim consolidated financial statements are prepared in accordance with IAS 34 and presented in U.S. dollars.

	Year Ended December 31,		Three Months Ended March 31,
(in USD thousands, except share and per share data)	2020	2019	2021	2020

Consolidated Income Statement Data:
Revenue	28,400	25,362	8,976	7,481
Cost of revenue	(10,709)	(7,532)	(3,359)	(2,913)

Gross profit	17,691	17,830	5,617	4,568
Research and development costs	(18,588)	(15,018)	(6,180)	(4,631)
Selling and marketing costs	(17,432)	(19,414)	(4,882)	(5,350)
General and administrative costs	(18,965)	(15,669)	(8,633)	(4,002)
Other operating income and (expense), net	(93)	(16)	24	(214)

Operating loss	(37,387)	(32,287)	(14,054)	(9,629)
Finance income and (expense), net	(3,838)	(1,342)	1,561	(890)

Loss before income taxes	(41,225)	(33,629)	(12,493)	(10,519)
Income tax (expense)/benefit	1,886	(162)	(175)	(18)

Loss for the period	(39,339)	(33,791)	(12,668)	(10,537)

Basic and diluted loss per share(1)	(0.93)	(0.90)	(0.26)	(0.27)

Weighted-average number of shares used to compute basic and diluted loss per share(1)	42,350,757	37,752,948	48,019,413	38,377,154

(1)	See Note 9 to our audited consolidated financial statements and Note 6 to our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus for a description of the method used to compute basic and diluted loss per share. These figures have been retroactively adjusted to give effect to the Share Split.

	As of December 31,		As of March 31,
(in USD thousands)	2020	2019	2021

Consolidated Balance Sheet Data:
Cash and cash equivalents	74,625	18,069	57,113
Term deposits and short-term investments	22,720	366	21,184
Total assets	132,115	51,655	111,922
Total liabilities	31,605	29,402	29,847
Share capital	2,460	1,947	2,469
Share premium	227,429	119,227	228,037
Other reserves	8,300	(581)	1,916
Accumulated deficit	(137,679)	(98,340)	(150,347)
Total equity	100,510	22,253	82,075

Management’s discussion and analysis of financial conditions and results of operations

You should read the following discussion of our financial condition and results of operations in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

We are a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.

In 2014, we launched the first application of our platform to analyze NGS data for cancer diagnosis. As of March 31, 2021, we had approximately 240 applications used by healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. Today, we believe that our SOPHiA platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platform globally for clinical genomics. As of March 31, 2021, we served more than 750 hospital, laboratory and biopharma customers globally through our SOPHiA platform and related solutions, products and services, and our SOPHiA platform has supported the analysis of more than 700,000 genomic profiles and has been utilized in clinical trials and research projects discussed in more than 200 peer-reviewed publications. As of March 31, 2021, we had 348 recurring SOPHiA platform customers (defined as the number of customers who generated revenue during the specified time period, which, in this case, is the twelve months ended March 31, 2021). We commercialize our SOPHiA platform and related solutions, products and services as RUO and CE-IVD products. In the United States, our products are labeled and sold for research use only. Because such products are not intended for use in clinical practice in diagnostics and the products cannot include clinical or diagnostic claims, the FDA regulations require that RUO products be labeled “For Research Use Only. Not for use in diagnostic procedures.” In the EU, we have self-certified our products without the intervention of a notified body in order to affix the CE marking.

We began our operations in 2011 and launched our first application in 2014. Since then, our operations have focused on organizing and staffing our company, business planning, conducting research and development of our SOPHiA platform, selling and marketing our SOPHiA platform and raising capital.

Our clinical customers primarily include academic and non-academic hospitals and reference and specialty laboratories. Our biopharma customers primarily include pharmaceutical and biotechnology companies and

CROs. Our customers are able to access our SOPHiA platforms through three primary access models: dry lab access, bundle access and integrated access. As of March 31, 2021, we operated a global direct sales team of more than 70 field-based commercial representatives across 61 countries in all four of our major regions of operations (North America, Latin America, EMEA and Asia-Pacific (“APAC”)) and further supplemented our direct sales team with distributors in 9 additional countries. For the years ended December 31, 2020 and 2019, we generated $28.4 million and $25.4 million in revenue, respectively, representing 12% year-over-year growth.

We have funded our operations primarily through equity financings that have generated $230.9 million in gross proceeds as of March 31, 2021 and, to a lesser extent, through revenue generated from the sale of access to our SOPHiA platform and related licenses, solutions, products and services. As of March 31, 2021, we had cash and cash equivalents of $57.1 million and term deposits and short-term investments of $21.2 million. Since our inception, we have incurred net losses, which have been significant in recent periods. For the years ended December 31, 2020 and 2019, our net losses were $39.3 million and $33.8 million, respectively, and for the three months ended March 31, 2021 and 2020, our net losses were $12.7 million and $10.5 million, respectively. As of March 31, 2021, we had an accumulated deficit of $150.3 million. We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to (i) research and development, in particular to further expand the features, applications and data modalities of our SOPHiA platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas, (ii) expanding our selling and marketing efforts for our SOPHiA platform and related solutions, products and services, in particular to drive new customer adoption with clinical customers and biopharmaceutical companies, (iii) establishing and maintaining relationships with our collaborators and customers across the healthcare system, and (iv) obtaining regulatory clearance or approval to offer our products as IVD products for diagnostic use. Our ability to achieve profitability depends on the successful commercialization and further development of our SOPHiA platform and related solutions, products and services.

Factors Affecting Our Performance

We believe that our financial performance has primarily been driven by, and in the foreseeable future will continue to be primarily driven by, the factors discussed below. While these factors present significant opportunities for our business, they also pose challenges that we must successfully address in order to sustain our growth and improve the results of our operations. Our ability to successfully address these challenges is subject to various risks and uncertainties described elsewhere in this prospectus, particularly in the section titled “Risk Factors.”

Customer Acquisition and Analysis Volume

We principally derive revenue from the use of our SOPHiA platform by our customers as well as the sales of related licenses, solutions, products and services. Our analysis volume is dependent on both the acquisition of new customers as well as usage volume from our existing customers. We employ a “land and expand” commercial model focused on winning new customers and then driving subsequent recurring utilization of our solutions by those acquired customers. Once we secure a customer, we use our direct sales force to build further engagement and help that customer increase its testing operations. For example, we may initially support a customer in setting up its NGS testing operations for hereditary cancer screening, including operational support through our set-up programs. Once the customer is fully onboarded on our SOPHiA platform, it is then comparatively easier to deploy additional germline testing solutions as well as somatic oncology testing solutions, creating synergies across the offerings and a unified workflow. We also target incremental users within each customer, for example, additional clinicians within a provider across expanded departments such as radiology or pathology.

We expect our analysis volume to increase and new customer acquisitions to accelerate as we further expand the features, applications and data modalities of our SOPHiA platform, extend our presence into new geographies and further penetrate existing geographies, particularly geographies that represent largely underpenetrated opportunities such as North America. We intend to significantly invest in the development of our SOPHiA platform to accommodate multimodal data analytics capabilities across a wide range of disease areas, including underpenetrated disease areas such as cardiology and neurology, which we believe will allow us to attract new customers and increase usage of our SOPHiA platform within our existing customer base. To extend our presence into new geographies and further penetrate existing geographies, we intend to significantly invest in our direct sales force to further scale the size of our network in underpenetrated geographies such as North America, form additional collaborations with reference and specialty laboratories and collaborate with collaborators and distributors in selected geographies outside of North America.

Revenue Mix

We derive revenue from the use of our SOPHiA platform by our customers as well as the sales of related licenses, solutions, products and services. Our clinical customers can access our platform using three different models: dry lab access, bundle access and integrated access. In the dry lab access model, our customers use the testing instruments and consumables of their choice and our SOPHiA platform and algorithms for variant detection and identification. In the bundle access model, we bundle DNA enrichment kits with our analytics solution to provide customers the ability to perform end-to-end workflows. In the integrated access model, our customers have their samples processed and sequenced through select SOPHiA platform collaborators within our clinical network and access their data through our SOPHiA platform.

We have experienced fluctuations in how our customers access our SOPHiA platform across the three access models. Specifically, certain customers may transition from one access model to another over time. For example, we have observed a trend with certain customers being onboarded onto our platform through the dry lab access model, but, over time, as our relationships with them grow, these customers transition to the bundle access model as customers trust us to curate a set of instruments and consumable products to help increase the accuracy of the analysis they generate. This trend is one illustration of our “land and expand” commercial model, as bundle access is typically a higher revenue-generating model compared to dry lab access based on the incremental value from the sale of consumables and instruments as well as higher platform usage on average for bundle access customers. Certain types of customers are also more likely to access our SOPHiA platform using one access model compared to other customers. For example, customers who are unable or do not wish to conduct sequencing locally are inclined to use the integrated access model. These customers have historically represented a small percentage of our customer base relative to the bundle access and dry lab access models. We expect that the revenue contribution from each of three access models will vary depending on our customer base and the rate of new customer acquisition.

We also derive revenue from the sale of licenses for our Alamut suite of genomics mutations interpretation software. While we view Alamut as a complementary add-on to our SOPHiA DDM platform, there are a number of Alamut users who currently are not customers of our SOPHiA DDM platform. We expect that revenue contribution from Alamut will continue to vary based on the number of stand-alone Alamut users as well as our ability to cross-sell our SOPHiA DDM platform to Alamut users and vice versa.

Seasonality

We typically experience lower usage of our SOPHiA platform in the third quarter compared to other quarters, which we believe is due to the seasonal slowdown at our customers’ European facilities attributable to summer vacations and European holiday schedules. As we expand in the North American market, we expect that we will be subject to lower seasonal variations in our usage per customer.

Biopharma Expansion

To date, the majority of our revenue is generated through our clinical customers, including academic and non-academic hospitals, and reference and specialty laboratories. However, we see potential for our biopharma business to comprise a more significant portion of our revenues. We began commercializing our biopharma product and service offerings in 2019. While we have the ability to offer a robust package of pre- and post-market solutions to our biopharma customers through SOPHiA Trial Match, SOPHiA Insights, SOPHiA CDx and SOPHiA Awareness, our biopharma business is still nascent with the initial focus on establishing pilot programs with large pharmaceutical and biotech companies to build customer trust and raise awareness about our offerings. We intend to leverage our platform and database to drive adoption by biopharmaceutical companies through our sales force focused on biopharma opportunities across the discovery, clinical development and commercialization value chain. In addition, we plan to develop new offerings for biopharma as we expand the number and type of new applications and data modalities on our platform.

Strategic Acquisitions and Collaborations

We vigilantly monitor the market for potential investments to expand or add key technologies to our offerings that we believe will improve our platform’s ability to address our customers’ needs and catalyze the commercialization of new products and services. Our investment strategy could take the form of a business acquisition, asset acquisition or strategic licensing of patented technology, all of which may affect our future financial results. For example, our acquisition of IBS in 2018 expanded the functionality of our SOPHiA platform. The Alamut suite of genomics mutation interpretation software is connected to our SOPHiA DDM platform and gives our customers advanced analytics capabilities for a deeper and more informed genomic data interpretation. We view Alamut as a complement to our SOPHiA DDM platform and expect to be able to accelerate our growth by cross-selling our SOPHiA DDM platform to Alamut users and vice versa.

To complement our investment strategy, we have also collaborated, and intend to form additional collaborations, with other product providers in the ecosystem to bundle our solutions to provide differentiated end-to-end solutions. We currently collaborate with testing kit companies, testing hardware providers, software analytics companies and diagnostic companies operating with a centralized model. For example, we formed collaborations with companies including Twist, IDT and Agilent to create an integrated solution using our analytics platform and their library preparation products, including DNA enrichment kits. We continue to regularly evaluate our role in the genomics and radiomics value chain in order to provide both our existing and new customers with a comprehensive product offering, enhance our overall market and competitive position and expand into adjacent untapped markets and new geographies.

Research and Development

A significant aspect of our business is our continued investment in research and development, including new features, new applications, new data modalities and new services. We plan to continue investing in scientific innovation to bring innovative, high-impact content to our customers through regular updates of our platform.

Exchange Rates

We operate internationally and a majority of our revenue, expenses, assets, liabilities and cash flows are denominated in currencies other than our presentation currency, the U.S. dollar and the functional currency of SOPHiA GENETICS SA, the Swiss franc. Our revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on our customers’ geographic location. Our expenses are incurred primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar and Brazilian real. We expect that a part of our revenues and expenses will continue to be denominated in currencies other than the U.S. dollar. Therefore, part of the fluctuations in our operating results in any period may result from changes in exchange rates. We currently do not use any financial instruments to manage our exchange rate risks, which we have been partially mitigating by matching costs in the same foreign currency.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has negatively affected our overall and non-COVID-19 analysis-related revenue. Our hospital customers prioritized COVID-19-related services during the pandemic. In addition, as a result of pandemic containment measures, some of our customers experienced disruptions in their operations, refocused their research and development priorities and operated at reduced capacity. As a result, we observed a significant decrease in revenue and analysis volume in the second quarter of 2020. Although we have seen a sustained recovery for the rest of the year, we believe that we experienced lower growth in revenue and analysis volume in 2020 as a result of the COVID-19 pandemic than we otherwise would have achieved.

In addition, the COVID-19 pandemic resulted in restricted access to reference and specialty laboratories and prioritization of COVID-19-related testing at the expense of non-COVID-19 analysis. These restrictions hindered our ability to acquire new clinical customers. As a result, we believe that we experienced lower customer acquisition growth in 2020 as a result of the COVID-19 pandemic than we otherwise would have achieved.

COVID-19 has also created opportunities for us. For example, we collaborated with Paragon Genomics, Inc. to develop a NGS assay for COVID-19 that leverages our SOPHiA platform’s analytical capabilities, allowing us to deliver the benefits of this solution to our customer base of more than 750 customers worldwide. While the NGS assay for COVID-19 did not constitute a significant part of our revenue, and we do not expect it do so in the future, we believe that this collaboration illustrates the flexibility and adaptability of our SOPHiA platform.

Key Performance Indicators

We regularly monitor a number of key performance indicators and metrics to evaluate our business, measure our performance, identify key operating trends and formulate financial projections and strategic plans. We believe that the following metrics are representative of our current business, but the metrics we use to measure our performance could change as our business continues to evolve. Our key performance indicators primarily focus on metrics related to our SOPHiA platform metrics, as platform revenue comprises the majority of our revenues.

As used in this section, the term “customer” refers to any customer who accesses our SOPHiA platform through the dry lab and bundle access models. We exclude from this definition any customers accessing our SOPHiA platform using the integrated business model because they tend to use our platform in an ad hoc manner compared to our dry lab and bundle access customers who typically do so in a recurring fashion, generate an immaterial portion of our revenue and analysis volume and constitute a small part of our customer base. We also exclude from this definition customers who only use Alamut through our SOPHiA platform.

Platform Analysis Volume

Quarterly Platform Analysis Volume from Q1 2016 to Q1 2021

	Year Ended December 31,
	2020	2019
Platform analysis volume	161,049	163,900

Platform analysis volume represents a key business metric that reflects our overall business performance, as we generate revenue on a pay-per-analysis basis. Platform analysis volume measures the number of analyses that generated revenue to us and were conducted by our customers. Analysis volume is a direct function of the number of active customers and usage rates across our customer base during a specified time period. While our platform analysis volume is a major driver of our revenue growth, other factors, including product pricing, access model used and customer size mix, also affect our revenue. Because of that, our revenue may increase in periods in which our analysis volume decreases and vice versa.

Analysis volume decreased to 161,049 in the year ended December 31, 2020 from 163,900 in the year ended December 31, 2019. We believe this decrease is primarily attributable to the impact of the COVID-19 pandemic, which had a noticeable impact on both our customer base as well as the usage rate of our customers. As a result of the COVID-19 pandemic, we observed a significant decrease in chargeable analysis volume of 32% in the second quarter of 2020, as compared to the prior quarter. Although we have seen a sustained recovery during the remainder of 2020, with the third quarter’s analysis volume up 33% as compared to the second quarter 2020, we believe that we experienced lower customer acquisition and revenue growth in 2020 as a result of the COVID-19 pandemic than we otherwise would have achieved. While platform analysis volume is a primary driver of our overall revenue, there are other important factors that also contribute to our revenue performance, including access model mix, Alamut license sales, biopharma service revenue and workflow equipment and services revenue. These factors contributed to year-over-year growth in our overall revenue in 2020, offsetting a slight decrease in our platform analysis volume year-over-year.

Total Recurring Platform Customers

	Year Ended December 31,
	2020	2019
Existing recurring platform customers	265	253
New recurring platform customers	49	69

Total recurring platform customers	314	322

We track the number of our recurring platform customers, defined as the number of customers who generated revenue during the specified time period, as a key measure of our ability to generate recurring revenue from our install base. We further define our recurring platform customers as “existing” or “new” recurring platform customers based on the year in which they first accessed our SOPHiA platform and generated revenue for us. The analysis excludes customers without any usage of our SOPHiA platform over the past twelve months and customers who have executed agreements with us that have not generated any revenue to us, including customers that are in the process of being onboarded onto our SOPHiA platform. The analysis also excludes our customers who access our SOPHiA platform exclusively through the integrated access model.

Total recurring platform customers decreased to 314 in the year ended December 31, 2020 from 322 in the year ended December 31, 2019. The decrease is primarily attributable to the impact of the COVID-19 pandemic, which resulted in a loss of a number of our existing customers and hindered our ability to acquire new customers. The impact of lockdown measures associated with the COVID-19 pandemic was particularly felt among our smaller customers (which we define as customers that generate less than $1,000 monthly recurring revenue for us), who comprised the bulk of our lost customers in 2020.

Average Revenue per Platform Customer

	Year Ended December 31,
(in USD)	2020	2019
Average revenue per platform customer	70,004	62,035

Average revenue per platform customer is a key measure of our ability to create additional value from our existing customer relationships and the viability of our “land and expand” commercial strategy. We calculate average revenue per platform customer based on the total revenue generated by our customers divided by the total number of customers. Average revenue per platform customer is a function of analysis volume, product pricing, access model used and customer size mix.

Average revenue per platform customer increased to $70,004 in the year ended December 31, 2020 from $62,035 in the year ended December 31, 2019. The increase is partially attributable to changes in our access model mix as customers transitioned to higher-revenue generating access models as well as the COVID-19 pandemic, as the impact of lockdown measures associated with the COVID-19 pandemic was particularly felt among our smaller customers, who comprised the bulk of our lost customers in 2020.

Platform Analysis Volume by Cohort

Platform Analysis Volume by Cohort—Steady “Land and Expand” Growth

Our customers are assigned to a particular cohort based on the year in which they first accessed our SOPHiA platform through the dry lab or bundle access model. We track and aggregate analysis volume generated through our platform grouped by customer cohorts in 12-month intervals from the respective customer onboard date. This key metric allows us to measure our “land and expand” commercial strategy.

Across the last five cohorts who have been onboarded onto our platform for at least a year, we have noticed a consistent increase in usage volume over time. For the 2015 cohort, by the 5th year using our SOPHiA platform, the overall analysis volume generated by the cohort is 92% greater than the volume generated by those customers during their first year on our platform. Even factoring in lost analysis volumes from lost customers as the cohorts mature, each cohort has demonstrated year-over-year growth in analysis volume.

With regards to access model, for the five tracked cohorts, we have also noticed a consistent trend in the mix of analysis volume transitioning from dry lab access to bundle access across all five cohorts. As bundle access tends to be a typically higher-revenue generating model, this trend, combined with the increase in analysis volume over time across each cohort, further highlights our “land and expand” strategy.

Lifetime Value (LTV) to Customer Acquisition Cost (CAC) Ratio

	Year Ended December 31,
	2020	2019
LTV	881,633	663,276
CAC	274,941	214,806
LTV/CAC Ratio	3.2x	3.1x

We track the LTV to CAC ratio for our dry lab and bundle access customers as a measure of our ability to generate gross profit per customer relative to the cost to acquire a customer. We calculate LTV for the stated time period by dividing the average revenue per customer by the percentage of average revenue for the historical time period lost from customers who have not generated revenue over the past 12 months in that period and multiplying by average gross margin for dry lab and bundle access customers. We calculate CAC for the stated time period based on sales and marketing expenses divided by the number of new customers that we acquired who have generated revenue over the period. As our company continues to expand and scale, increasing and maintaining a high LTV to CAC ratio will be important to increasing profitability in parallel with increasing our market share.

Our LTV to CAC ratio over the last two years held steady at above 3x. Our LTV to CAC ratio increased slightly to 3.2x in the year ended December 31, 2020 from 3.1x in the year ended December 31, 2019. The increase is attributable to an increase in LTV partially offset by an increase in CAC. The higher LTV is a result of higher average revenue per platform user and slightly lower percentage of revenue contributed by lost customers partially offset by a lower gross margin. Our customer acquisition costs increased on a per customer basis despite lower aggregate sales and marketing spend, as the ongoing COVID-19 pandemic hindered our ability to acquire new customers.

Components of Results of Operations

Revenue

We generate revenue from goods and services rendered to our clinical customers and from our biopharma customers. Our clinical customers include academic and non-academic hospitals (including comprehensive cancer centers and children’s hospitals), and reference and specialty laboratories. Our biopharma customers include companies along the full biopharma value chain. We group our solutions that we offer our customers into two primary reporting segments: our SOPHiA platform and workflow equipment and services.

SOPHiA platform revenue comprises the bulk of our revenue and includes goods and services related to the use of our SOPHiA DDM platform, including our clinical genomics solutions, which span across 240 unique applications for analyzing genomic data; our Alamut suite of genomics mutation interpretation software, which gives our clinical customers advanced analytics capabilities for a deeper and more informed genomic data interpretation; and biopharma applications designed to help customers solve bottlenecks across the biopharma value chain, including discovery, clinical development and commercialization; and the sale of third-party instruments and consumables to our bundle access customers.

For clinical customers, our primary pricing strategy for our SOPHiA DDM platform is a pay-per-use model, in which customers access our platform free of charge but pay for each use of our platform. Pricing varies based on our customer mix, as customers require differing levels of customization. For Alamut, our primary pricing strategy is a licensing model, in which customers access our platform for a contracted price. For biopharma customers, we are continuing to refine our pricing strategy since we launched our initial applications for the biopharma market in 2019. We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. For revenue generated from our SOPHiA DDM platform customers, we recognize revenue from analyses as the analyses are conducted and revenue from bundled instruments and consumables at the point of delivery. For revenue generated from Alamut licenses, we recognize revenue over the course of the license period. Payments from our customers are typically due up to 180 days from the invoice date. We have a diverse range of customers and no single customer accounted for more than 3% of our revenue for the years ended December 31, 2020 or 2019.

Workflow equipment and services revenue includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services rendered primarily to clinical customers. These include the provision of set-up programs and training and the sale of equipment that are not linked to the use of the platform, such as automation equipment. Set-up programs and training are typically combined with a customer’s first order prior to the customer being onboarded onto our SOPHiA platform. Revenue from services is generally recognized when the services are performed. Revenue from equipment is recognized when control of the goods is transferred to the customer, generally at the time of delivery.

We have demonstrated continued revenue growth during 2020 and 2019 as a result of the continued development of our platform and technology and further penetration of the market. Revenue performance is reflective of the strong foundation that has been built, focused around clinical and biopharma customers.

Cost of Revenue

Cost of revenue comprises costs directly incurred in earning revenue, including computer costs and data storage fees paid to hosting providers, manufacturing costs, materials and consumables, the cost of equipment leased out under finance leases, personnel-related expenses and amortization of capitalized development costs. Capitalized software development costs are amortized using the straight-line method over an estimated life of five years.

While we currently expect increased investments to accelerate growth, we also expect to realize increased efficiencies and economies of scale and undertake cost containment measures to reduce the cost of using cloud infrastructure. We expect our gross profit margin to increase in the coming periods as we broaden our customer base, increase customer engagement, expand our cloud infrastructure and negotiate additional arrangements with service providers, including with respect to computer costs and data storage fees paid to hosting providers. Our cost of revenue as a percentage of revenue may fluctuate from period to period depending on the interplay of the various components of cost of revenue.

Operating Expenses

Operating expenses consist of research and development, selling and marketing, general and administrative, and other operating income and (expense), net.

Research and Development Costs

Research and development costs consist of personnel and related expenses for technology and product development, depreciation and amortization, laboratory supplies, consulting services, computer costs and data storage fees paid to hosting providers related to research and development and allocated overhead costs. These costs are stated net of government grants for research and development and innovation received as tax credits and net of capitalized costs.

In the short and long term, we expect our research and development costs to increase in absolute dollars, but not necessarily as a percentage of revenue, while we continue to develop, refine and optimize our platform, technology, products and services as we seek to expand the features, applications and data modalities of our SOPHiA platform, broaden our customer base and increase customer engagement to drive revenue growth. We expect research and development costs to continue to comprise the largest component of our overall operating expenses. Our research and development costs as a percentage of revenue may fluctuate from period to period due to the timing and extent of such expenses.

Selling and Marketing Costs

Selling and marketing costs consist of personnel and related expenses for the employees of our sales and marketing organization, costs of communications materials that are produced to generate greater awareness and utilization of our platform among our customers, costs of third-party market research, costs related to transportation and distribution of our products and allocated overhead costs. These costs are stated net of government grants under the U.S. Paycheck Protection Program for payroll and/or rental obligations received as a loan that is forgiven if utilized as intended.

In the short term, we expect our selling and marketing costs to increase in absolute dollars and as a percentage of revenue as we seek to broaden our customer base and increase customer engagement to drive revenue growth and as we hire additional sales personnel and related account management and sales support personnel to properly service our growing customer base. However, in the long term, we expect our selling and marketing costs to gradually and modestly decrease as a percentage of revenue. Our selling and marketing costs as a percentage of revenue may fluctuate from period to period due to the timing and extent of such expenses.

General and Administrative Costs

General and administrative costs consist of personnel and related expenses for our executive, accounting and finance, legal, quality, support and human resources functions, depreciation and amortization, professional services fees incurred by these functions, general corporate costs and allocated overhead costs, which include occupancy costs and information technology costs.

In the short term, we expect our general and administrative costs to increase in absolute dollars and as a percentage of revenue as we operate as a new public company and as we continue to grow our business. As we transition to being a public company, we anticipate increased costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, investor relations costs and the development and maintenance of effective internal controls over financial reporting. However, in the long term, we expect our general and administrative costs to gradually and modestly decrease as a percentage of revenue. Our general and administrative costs as a percentage of revenue may fluctuate from period to period due to the timing and extent of such expenses.

Other Operating Income and (Expense), Net

Other operating income and (expense), net consist of benefits from the COVID-19 loans and grants with a below-market interest rate (see “—Liquidity and Capital Resources—Sources of Capital Resources”), gains and losses related to the disposal of tangible assets, write-offs of intangible assets and other operating income and expenses. We cannot predict the amount of other operating income and (expense), net for future periods.

Finance Income and (Expense), Net

Finance income and (expense), net consists of interest income earned on cash and cash equivalents, term deposits and short-term investments and lease liabilities, interest expense on borrowings and COVID-19 loans and grants, interest expense on an earnout retention bonus resulting from the purchase of IBS, changes in the fair value of the derivative associated with the fee payable to TriplePoint upon the completion of this offering and foreign exchange gains and losses arising principally from U.S. dollar cash balances and intercompany receivable balances in the parent company, whose functional currency is the Swiss franc.

We currently do not use any financial instruments to manage our interest risk exposure. We expect our interest expense to decrease in 2021 based on the repayment of loans and other debt instruments and the payment of a fee payable to TriplePoint upon the completion of this offering. We also currently do not use any financial instruments to manage our exchange rate risks.

Taxation

We are subject to corporate taxation in Switzerland and other jurisdictions in which we operate, in particular, the United States, France, the UK, Brazil and Australia, where our wholly owned subsidiaries are incorporated.

Pursuant to a written agreement with the Swiss government, we are exempted from paying corporate taxes in Switzerland until December 31, 2022.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years, which could be used to offset future taxable income. As of December 31, 2020, we had tax loss carryforwards totaling

$131.9 million in Switzerland that can be carried forward through future periods that will expire at various dates between January 1, 2021 and December 31, 2027. In the United States, we had tax loss carryforwards of $9.0 million as of December 31, 2020, comprised of $5.1 million in federal tax loss carryforwards that have an unlimited carryforward period and $3.9 million in state and local tax loss carryforwards. Of the U.S. state and local tax loss carryforwards, $2.2 million are set to expire at various dates between January 1, 2029 and December 31, 2040, while the remaining balance has an unlimited carryforward period. In France, we had tax loss carryforwards totaling $4.6 million as of December 31, 2020 that have an unlimited carryforward period. In the UK, we had tax loss carryforwards totaling $2.5 million as of December 31, 2020 that have an unlimited carryforward period. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full during the allotted time periods.

Results of Operations

Comparison of the Years Ended December 31, 2020 and December 31, 2019

The following table summarizes our results of operations for the years ended December 31, 2020 and 2019:

	Year Ended December 31,		Change
(in USD thousands)	2020	2019	$	%
Revenue	28,400	25,362	3,038	12%
Cost of revenue	(10,709)	(7,532)	(3,177)	42%

Gross profit	17,691	17,830	(139)	(1%	)
Research and development costs	(18,588)	(15,018)	(3,570)	24%
Selling and marketing costs	(17,432)	(19,414)	1,982	(10%	)
General and administrative costs	(18,965)	(15,669)	(3,296)	21%
Other operating income and (expense), net	(93)	(16)	(77)	481%

Operating loss	(37,387)	(32,287)	(5,100)	16%
Finance income and (expense), net	(3,838)	(1,342)	(2,496)	186%

Loss before income taxes	(41,225)	(33,629)	(7,596)	23%
Income tax (expense)/benefit	1,886	(162)	2,048	NM

Loss for the year	(39,339)	(33,791)	(5,548)	16%

Revenue

	Year Ended December 31,		Change
(in USD thousands)	2020	2019	$	%
SOPHiA platform	27,221	23,710	3,511	15%
Workflow equipment and services	1,179	1,652	(473)	(29%	)

Total revenue	28,400	25,362	3,038	12%

Revenue was $28.4 million for the year ended December 31, 2020, compared to $25.4 million for the year ended December 31, 2019. This increase was primarily attributable to an increase in SOPHiA platform revenue, partially offset by a decrease in workflow equipment and services revenue. SOPHiA platform revenue was $27.2 million for the year ended December 31, 2020 compared to $23.7 million for the year ended December 31, 2019. This increase was primarily attributable to an access model mix shift from dry lab to bundle access across our clinical customer base, in which our bundle access model revenue increased by $3.1 million and our dry lab access model revenue decreased by $0.5 million. Additionally, we experienced growth in Alamut license revenue of $0.3 million and growth in our biopharma services revenue of $0.7 million. Workflow equipment and services revenue was $1.2 million for the year ended December 31, 2020, compared to $1.7 million for the year ended December 31, 2019. This decrease was primarily attributable to a decrease in the number of set-up programs we were able to complete, as the COVID-19 restrictions hindered our ability to acquire new customers and as the average duration of our set-up time increased due to challenges for our customers associated with COVID-19 related restrictions.

Cost of Revenue

	Year Ended December 31,		Change
(in USD thousands)	2020	2019	$	%
Cost of revenue	(10,709)	(7,532)	(3,177)	42%
Gross profit	17,691	17,830	(139)	(1%	)
Gross margin	62%	70%

Cost of revenue was $10.7 million for the year ended December 31, 2020, compared to $7.5 million for the year ended December 31, 2019. This increase was primarily attributable to a one-time inventory write-off of $0.6 million associated with the loss of a large customer opportunity, a decrease in labor absorption of $0.4 million and an increase in computational and storage-related costs of $0.8 million. Our manufacturing and supply agreement with IDT and our OEM supply agreement with Qiagen contributed $1.7 million and $1.5 million to cost of revenue, respectively, for the year ended December 31, 2020, compared to $1.7 million and $1.4 million, respectively, for the year ended December 31, 2019.

Operating Expenses

	Year Ended December 31,		Change
(in USD thousands)	2020	2019	$	%
Research and development costs	(18,588)	(15,018)	(3,570)	24%
Selling and marketing costs	(17,432)	(19,414)	1,982	(10%	)
General and administrative costs	(18,965)	(15,669)	(3,296)	21%
Other operating income and (expense), net	(93)	(16)	(77)	481%

Total operating expenses	(37,387)	(32,287)	(5,100)	16%

Research and Development Costs

Research and development costs were $18.6 million for the year ended December 31, 2020, compared to $15.0 million for the year ended December 31, 2019. This increase was primarily attributable to an increase in employee-related expenses of $5.9 million for R&D initiatives related to the development of new products and applications as a result of increased hiring, partially offset by capitalization of $2.4 million in development costs.

Selling and Marketing Costs

Selling and marketing costs were $17.4 million for the year ended December 31, 2020, compared to $19.4 million for the year ended December 31, 2019. This decrease was primarily attributable to lower variable expenses, particularly travel-related and marketing expenses due to COVID-19 restrictions, which decreased by $2.3 million, partially offset by an increase of $0.7 million in headcount-related costs.

General and Administrative Costs

General and administrative costs were $19.0 million for the year ended December 31, 2020, compared to $15.7 million for the year ended December 31, 2019. This increase was primarily attributable to the continued scale-up of our organization, which resulted in an increase of our general and administrative costs of $2.0 million, and development of quality related initiatives to support a potential expansion of our business into more regulated markets, which resulted in an increase of our general and administrative costs of $0.6 million.

Other Operating Income and (Expense), Net

Other operating income and (expense), net was $93 thousand for the year ended December 31, 2020, compared to $16 thousand for the year ended December 31, 2019.

Finance Income and (Expense), Net

	Year Ended December 31,		Change
(in USD thousands)	2020	2019	$	%
Finance income and (expense), net	(3,838)	(1,342)	(2,496)	186%

Finance income and (expense), net was $3.8 million for the year ended December 31, 2020, compared to $1.3 million for the year ended December 31, 2019. This increase was primarily attributable to foreign exchange losses arising from intercompany transactions associated with the translation of foreign currency receivable balances and the U.S. dollar cash balances into SOPHiA GENETICS SA’s functional currency of the Swiss franc.

Income Tax (Expense)/Benefit

	Year Ended December 31,		Change
(in USD thousands)	2020	2019	$	%
Income tax (expense)/benefit	1,886	(162)	2,048	NM

Income tax benefit was $1.9 million for the year ended December 31, 2020, compared to a $0.2 million tax expense for the year ended December 31, 2019. This change was primarily attributable to the recognition of deferred tax assets.

Comparison of the Three Months Ended March 31, 2021 and March 31, 2020

The following table summarizes our results of operations for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,		Change
(in USD thousands)	2021	2020	$	%
Revenue	8,976	7,481	1,495	20%
Cost of revenue	(3,359)	(2,913)	(446)	15%

Gross profit	5,617	4,568	1,049	23%
Research and development costs	(6,180)	(4,631)	(1,549)	33%
Selling and marketing costs	(4,882)	(5,350)	468	(9%	)
General and administrative costs	(8,633)	(4,002)	(4,631)	116%
Other operating income and (expense), net	24	(214)	238	(111%	)

Operating loss	(14,054)	(9,629)	(4,425)	46%
Finance income and (expense), net	1,561	(890)	2,451	(275%	)

Loss before income taxes	(12,493)	(10,519)	(1,974)	19%
Income tax (expense)/benefit	(175)	(18)	(157)	872%

Loss for the period	(12,668)	(10,537)	(2,131)	20%

Revenue

	Three Months Ended March 31,		Change
(in USD thousands)	2021	2020	$	%
SOPHiA platform	8,739	7,279	1,460	20%
Workflow equipment and services	237	202	35	17%

Total revenue	8,976	7,481	1,495	20%

Revenue was $9.0 million for the three months ended March 31, 2021, compared to $7.5 million for the three months ended March 31, 2020. This increase was primarily attributable to an increase in our SOPHiA platform revenue. Our SOPHiA platform revenue was $8.7 million for the three months ended March 31, 2021 compared to $7.3 million for the three months ended March 31, 2020. This increase was primarily attributable to an increase in volume generated on our SOPHiA platform from existing customers as well as contributions from new customers onboarded during the period, as our bundle access model revenue increased by $1.7 million and Alamut license revenue increased by $0.1 million, partially offset by a decrease of $82 thousand in our dry lab access model revenue and a decrease of $0.3 million in our integrated access revenue. Workflow equipment and services revenue was $0.2 million for the three months ended March 31, 2021, compared to $0.2 million for the three months ended March 31, 2020. This increase was primarily attributable to additional revenue of $89 thousand generated from our COVID-19 testing business that launched in the second quarter of 2020, which was partially offset by a decrease of $21 thousand in our revenue from our set-up programs.

Cost of Revenue

	Three Months Ended March 31,		Change
(in USD thousands)	2021	2020	$	%
Cost of revenue	(3,359)	(2,913)	(446)	15%
Gross profit	5,617	4,568	1,049	23%
Gross margin	63%	61%

Cost of revenue was $3.4 million for the three months ended March 31, 2021, compared to $2.9 million for the three months ended March 31, 2020. This increase was primarily attributable to an increase in computational and storage-related costs of $0.1 million and $0.1 million in amortization. Gross margin increased over the same period primarily due to a write-off of $0.2 million in inventory associated with a loss of a large customer opportunity in the three months ended March 31, 2020. Our manufacturing and supply agreement with IDT and OEM supply agreement with Qiagen contributed $0.5 million and $0.6 million to our cost of revenue, respectively, for the period ended March 31, 2021, compared to $0.6 million and $0.4 million, respectively, for the period ended March 31, 2020.

Operating Expenses

	Three Months Ended March 31,		Change
(in USD thousands)	2021	2020	$	%
Research and development costs	(6,180)	(4,631)	(1,549)	33%
Selling and marketing costs	(4,882)	(5,350)	468	(9%	)
General and administrative costs	(8,633)	(4,002)	(4,631)	116%
Other operating income and (expense), net	24	(214)	238	(111%	)

Total operating expenses	(19,671)	(14,197)	(5,474)	39%

Research and Development Costs

Research and development costs were $6.2 million for the three months ended March 31, 2021, compared to $4.6 million for the three months ended March 31, 2020. This increase was primarily attributable to an increase in headcount-related costs of $1.8 million as a result of increased hiring.

Selling and Marketing Costs

Selling and marketing costs were $4.9 million for the three months ended March 31, 2021, compared to $5.4 million for the three months ended March 31, 2020. This decrease was primarily attributable to lower variable expenses, particularly travel-related expenses due to COVID-19 restrictions, which decreased by $0.5 million and a decrease of $0.2 million in headcount-related costs, which was partially offset by a $0.3 million increase in commissions.

General and Administrative Costs

General and administrative costs were $8.6 million for the three months ended March 31, 2021, compared to $4.0 million for the three months ended March 31, 2020. This increase was primarily attributable to an increase of $2.0 million in headcount-related costs and of $2.0 million in advisory and audit costs related to this offering.

Other Operating Income and (Expense), Net

Other operating income and (expense), net was an income of $24 thousand for the three months ended March 31, 2021, compared to an expense of $0.2 million for the three months ended March 31, 2020.

Finance Income and (Expense), Net

	Three Months Ended March 31,		Change
(in USD thousands)	2021	2020	$	%
Finance income and (expense), net	1,561	(890)	2,451	(275%	)

Finance income and (expense), net was $1.6 million for the three months ended March 31, 2021, compared to an expense of $0.9 million for the three months ended March 31, 2020. This increase was primarily attributable to foreign exchange gains arising from intercompany transactions associated with the translation of foreign currency receivable balances and, to a lesser extent, foreign currency cash balances into SOPHiA GENETICS SA’s functional currency of the Swiss franc.

Income Tax (Expense)/Benefit

	Three Months Ended March 31,		Change
(in USD thousands)	2021	2020	$	%
Income tax (expense)/benefit	(175)	(18)	(157)	872%

Income tax expense was $0.2 million for the three months ended March 31, 2021, compared to $18 thousand for the three months ended March 31, 2020.

Liquidity and Capital Resources

Sources of Capital Resources

Our principal sources of liquidity were cash and cash equivalents totaling $74.6 million as of December 31, 2020 and $57.1 million as of March 31, 2021, which were held for a variety of growth initiatives and investments in our SOPHiA platform and related solutions, products and services as well as working capital purposes. Our cash and cash equivalents are comprised of bank and short-term deposits with maturities up to three months. Separately, we held term deposits and short-term investments with maturities between three and twelve months totaling $22.7 million as of December 31, 2020 and $21.2 million as of March 31, 2021.

We have funded our operations primarily through equity financing and, to a lesser extent, through revenue generated from the sale of access to our SOPHiA platform and related licenses, solutions, products and services. For the year ended December 31, 2020, we received $108.7 million in gross proceeds from our sale of an aggregate of 9,316,940 Series F preferred shares in June and September 2020. For the year ended December 31, 2020 and 2019, our revenue was $28.4 million and $25.4 million, respectively, and for the three months ended March 31, 2021 and 2020, our revenue was $9.0 million and $7.5 million, respectively. Invoices for our products and services are a substantial source of revenue for our business, which are included on our consolidated balance sheet as trade receivables prior to collection. Accordingly, collections from our customers have a material impact on our cash flows from operating activities. As we expect our revenue to grow, we also expect our accounts receivable and inventory balances to increase, which could result in greater working capital requirements.

On June 18, 2018, we entered into a Plain English Growth Capital Loan Agreement with TriplePoint and received a €5.15 million loan. The loan had a term of three years, and we were obligated to pay a termination charge of €322 thousand at maturity. The loan bore interest at 9.75% per annum and was scheduled to mature on June 1, 2021 and be repaid in 30 monthly installments commencing January 1, 2019. On November 16, 2020, we repaid the loan in full and terminated our principal obligations under the loan agreement, but we remain obligated to pay to TriplePoint a fee upon the completion of this offering in the amount computed as 6.5% of the amount of the committed loan facility of €10 million translated to CHF at a rate of 1.16 and divided by the strike price of CHF 3.65, which is equal to $                , based on an assumed public offering price of $                per share, which is the midpoint of the price range set forth on the cover of this prospectus.

During 2020, we received several COVID-19 loans and grants. On March 26, 2020, SOPHiA GENETICS SA received a CHF 500 thousand loan from Credit Suisse (Switzerland) Ltd. under the government program in Switzerland, which bore interest at 0% per annum and was repaid in full on March 26, 2021. On May 29, 2020, SOPHiA GENETICS S.A.S. received a €1.4 million loan from Credit Agricole Pyrénées Gascogne under the government program in France, which bore interest at 0% per annum and matured on May 25, 2021 and was prepaid in full upon maturity. On May 29, 2020, SOPHiA GENETICS SA received a CHF 1.0 million loan from Credit Suisse (Switzerland) Ltd. under the government program in Switzerland, which bore interest at 1.175% per annum and matured on January 31, 2021 and was repaid in full upon maturity. On June 3, 2020, SOPHiA GENETICS, Inc. received a $745 thousand loan from Citizens Bank under the U.S. Paycheck Protection Program, which bore interest at 1.0% per annum and was forgiven along with the accrued interest pursuant to the U.S. Paycheck Protection Program on February 24, 2021. This loan was treated as a government grant for accounting purposes. We do not have any outstanding COVID-19-related loan obligations.

On April 1, 2021, we entered into a credit agreement with Credit Suisse (Suisse) SA that provides for maximum borrowings of up to €2.7 million (the “Credit Facility”). Borrowings under the Credit Facility accrue interest at 3.95% per annum. The term of each loan under the Credit Facility is fixed and agreed separately for each loan. The Credit Facility expires on March 31, 2022. Borrowings under the Credit Facility can only be used to finance laboratory automation equipment for NGS purposes. As of the date of this prospectus, we had €                million in borrowings outstanding under the Credit Facility.

Uses of Capital Resources

Since our inception, we have incurred net losses, which have been significant in recent periods. For the years ended December 31, 2020 and 2019, our net losses were $39.4 million and $33.8 million, respectively, and for the three months ended March 31, 2021 and 2020, our net losses were $12.7 million and $10.5 million, respectively. As of March 31, 2021, we had an accumulated deficit of $150.3 million. Our primary use of capital sources has been to fund our operations and grow our business.

Operating Capital Requirements

We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to research and development, in particular, to further expand the applications and modalities of our SOPHiA platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas; selling and marketing efforts for our SOPHiA platform to establish and maintain relationships with our collaborators and customers; and obtaining regulatory clearances or approvals for our SOPHiA platform and our products and services. We believe that our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth;

•	our ability to secure any required regulatory clearance or approval for additional features, applications and data modalities of our SOPHiA platform and related solutions, products and services;

•

the ability of our customers and collaborators to secure any required regulatory clearance or approval for their product candidates, other products and services the development of which they rely on our SOPHiA platform and related solutions, products and services;

•	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our SOPHiA platform and related solutions, products and services;

•

the rate of progress in establishing payor coverage and reimbursement arrangements with domestic and international commercial third-party payors and government payors by us with respect to our products, if approved for IVD use, and by our customers and collaborators, with respect to their product candidates, other products and services;

•	the cost of expanding our research and development, manufacturing and laboratory operations and products and services offerings;

•	the cost of building out our facilities;

•	our ability to maintain and expand our collaborations with biopharmaceutical companies, both advanced and early stage, and reference and specialist laboratories;

•	our rate of progress in, and cost of research and development activities associated with, early research and development efforts;

•	the effect of competing technological and market developments;

•	market acceptance of our platform, products and services;

•	costs related to international expansion; and

•	the potential cost of, and delays in, product development as a result of regulatory oversight.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and collaborations. Additional funds may not be available when we need them or on terms that are acceptable to us. See “Risk Factors—Risks Related to Our Financial Position and Capital Requirements.”

Cash Flows

Comparison of the Years Ended December 31, 2020 and December 31, 2019

The following table summarizes our cash flows for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
(in USD thousands)	2020	2019

Net cash from/(used in):
Operating activities	(31,730)	(31,680)
Investing activities	(24,323)	(3,033)
Financing activities	107,045	(1,023)
Net increase/(decrease) in cash and cash equivalents	50,992	(35,736)
Effect of exchange rate differences on cash and cash equivalents	5,564	(102)

Operating Activities

For the year ended December 31, 2020, net cash used in operating activities was $31.7 million, primarily attributable to our net loss of $39.3 million, which was reflective of our continued research and development of and commercialization activities for our SOPHiA platform, partially offset by a decrease in net working capital.

For the year ended December 31, 2019, net cash used in operating activities was $31.7 million, primarily attributable to our net loss of $33.8 million, which was reflective of our continued research and development of and commercialization activities for our SOPHiA platform.

Investing Activities

For the year ended December 31, 2020, net cash used in investing activities was $24.3 million, primarily attributable to our capital expenditures to support research and development and revenue-generation activities and an investment in a term deposit.

For the year ended December 31, 2019, net cash used in investing activities was $3.0 million, primarily attributable to our capital expenditures to support research and development and revenue-generation activities.

Financing Activities

For the year ended December 31, 2020, net cash provided by financing activities was $107.0 million, primarily attributable to the $108.7 million in aggregate gross proceeds from our sale of an aggregate of 9,316,940 Series F preferred shares in June and September 2020, partially offset by the use of proceeds to repay existing loan obligations.

For the year ended December 31, 2019, net cash used in financing activities was $1.0 million, primarily attributable to repayment of existing loan obligations.

Comparison of the Three Months Ended March 31, 2021 and March 31, 2020

The following table summarizes our cash flows for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
(in USD thousands)	2021	2020

Net cash from/(used in):
Operating activities	(10,121)	(7,010)
Investing activities	(923)	(833)
Financing activities	(1,297)	6,134
Net increase/(decrease) in cash and cash equivalents	(12,341)	(1,709)
Effect of exchange rate differences on cash and cash equivalents	(5,171)	131

Operating Activities

For the three months ended March 31, 2021, net cash used in operating activities was $10.1 million, primarily attributable to our net loss of $12.7 million, which was reflective of our continued research and development of and commercialization activities for our SOPHiA platform.

For the three months ended March 31, 2020, net cash used in operating activities was $7.0 million, primarily attributable to our net loss of $10.5 million, which was reflective of our continued research and development of and commercialization activities for our SOPHiA platform.

Investing Activities

For the three months ended March 31, 2021, net cash used in investing activities was $0.9 million, primarily attributable to our capital expenditures to support research and development and revenue-generation activities.

For the three months ended March 31, 2020, net cash used in investing activities was $0.8 million, primarily attributable to our capital expenditures to support research and development and revenue-generation activities.

Financing Activities

For the three ended March 31, 2021, net cash used in financing activities was $1.3 million, primarily attributable to repayment of existing loan obligations.

For the three ended March 31, 2021, net cash provided by financing activities was $6.1 million, primarily attributable to the proceeds from the loan agreement we entered into with Credit Suisse (Switzerland) Ltd.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2020.

	Payments Due by Period(1)
(in USD thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Borrowings	3,423	2,926	497	—	—
Lease liabilities	4,153	1,134	1,964	1,041	14
Other non-current financial liabilities(2)	1,024	—	1,024	—	—

Total	8,600	4,060	3,485	1,041	14

(1)	The amounts of contractual obligations set forth in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.
(2)	The amount refers to the fee payable to TriplePoint upon the completion of this offering. See”—Liquidity and Capital Resources—Sources of Capital Resources.”

Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements and audit process for the years ended December 31, 2019 and December 31, 2020, we and our independent registered public accounting firm have identified material weaknesses in our internal controls related to financial reporting. For each of the fiscal years ended December 31, 2019 and 2020, we have determined that we did not:

•

design or maintain an effective control environment commensurate with our financial reporting requirements due to lack of sufficient accounting professionals with the appropriate level of skill, experience and training. Specifically, we lack sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS to address complex technical accounting issues and to prepare consolidated financial statements and related disclosures;

•

design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, year-end reporting and disclosures, including controls over the preparation and review of account reconciliations, journal entries and period end financial reporting; and

•

design and maintain effective controls over certain information technology general controls for IT systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain: (a) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate personnel, (b) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, and (c) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These material weaknesses resulted in adjustments to our consolidated financial statements during the audit process. We have taken and continue to take steps to remediate the aforementioned material weaknesses and to enhance our overall control environment, including hiring a key finance department employee with the appropriate expertise to support our Chief Financial Officer and Controller and retaining an accounting consulting firm to provide additional support to our technical accounting and financial reporting capabilities and support our finance department in the design and implementation of an improved internal controls system. We have also begun the process of reviewing and documenting our accounting and financial processes and internal controls, improving and formalizing accounting and reporting policies, and building out the appropriate technical, financial management and reporting systems infrastructure to automate and standardize such policies.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. See “Risk Factors—Risks Related to Our Business and Industry—We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our ordinary shares.”

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements or commitments.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $74.6 million and $18.1 million as of December 31, 2020 and 2019, respectively, which are comprised of bank and short-term deposits with maturities up to three months. We also had term deposits and short-term investments totaling $22.7 million and $0.4 million as of December 31, 2020 and 2019, respectively. Our cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.

Our current debt obligations bear interest at a fixed rate and are thus not subject to interest rate fluctuations.

We do not believe that a hypothetical 100 basis points change in interest rates would have a material effect on our business, financial condition or results of operations. We do not enter into investments for trading or speculative purposes. We do not use any financial instruments to manage our interest rate risk exposure.

Foreign Exchange Risk

We operate internationally and a portion of our revenue, expenses, assets, liabilities and cash flows are denominated in currencies other than our presentation currency. As a result, we are exposed to fluctuations in foreign exchange rates.

The sensitivity of our income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. For the years ended December 31, 2020 and 2019, we were exposed principally to movements in four cross-currency pairs. The sensitivity of our loss before tax to such changes was as follows:

Year Ended December 31,
	2020	2019
Decrease / (increase) in loss before tax (in USD thousands)
Increase / decrease in USD/CHF exchange rate by 10%	1,453 / (1,453)	741 / (741)
Increase / decrease in EUR/CHF exchange rate by 10%	836 / (836)	410 / (410)
Increase / decrease in GBP/CHF exchange rate by 10%	351 / (351)	328 / (328)
Increase / decrease in USD/EUR exchange rate by 10%	155 / (155)	322 / (322)

We do not believe that foreign exchange risk associated with other cross-currency pairs is material to our business, financial condition or results of operations.

Credit Risk

We are exposed to credit risk from our operating activities, primarily trade receivables. Credit risk is the risk that a counterparty will be unable to meet its obligations under a financial instrument or customer contract. We assess writing off of receivables on a case-by-case basis if the outstanding balance exceeds one year.

We do not believe that credit risk had a material effect on our business, financial condition or results of operations. The largest customer balance represented 5% of trade and other receivables in 2020. Our cash and cash equivalents are deposited with reputable financial institutions. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition or results of operations.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise judgement in applying our accounting policies. Disclosed below are the areas which require a high degree of judgment, significant assumptions and/or estimates.

Revenue

We recognize revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Significant judgment is required to determine the stand-alone selling price (“SSP”) for each performance obligation in our SOPHiA platform, the amount allocated to each performance obligation and whether it depicts the amount that we expect to receive in exchange for the related product and/or service. As the selling prices of our analyses are highly variable, we estimate SSP of our analyses using the residual approach when the analyses are sold with other products and services and observable SSPs exist for the other products and services. While the majority of sales agreements contain standard terms and conditions, we do enter into biopharma contracts that contain multiple products or services or non-standard terms and conditions.

SOPHiA Platform

The majority of SOPHiA platform revenue is derived from each use of our SOPHiA platform by customers to generate analysis on their patient data. Analysis revenue is recognized as analysis results are made available to the customer on our SOPHiA platform. Contract assets are recognized on the balance sheet as accrued contract revenue for any analyses performed by customers that have not been invoiced at the reporting period date. Any payments received in advance of customers generating analyses are recorded as deferred contract revenue until the analyses are performed.

Customers use our SOPHiA platform to perform analyses under three different models: dry lab access; bundle access; and integrated access.

For dry lab arrangements, customers use the testing instruments and consumables of their choice and our SOPHiA platform and algorithms for variant detection and identification. In these arrangements, we have identified one performance obligation, which is the delivery of the analysis result to the customer.

For bundle arrangements, customers purchase a DNA enrichment kit along with each analysis. Customers use the DNA enrichment kit in the process of performing their own sequencing of each sample. Customers then upload their patient data to our SOPHiA platform for analysis. In these arrangements, we have identified two performance obligations: the delivery of the DNA enrichment kits and the performance of the analyses. Revenue is recognized for the DNA enrichment kits when control of products has transferred to the customer, which is generally at the time of delivery, as this is when title and risk of loss have been transferred. Revenue for the performance of the analyses is recognized on delivery of the analysis results to the customer.

Deferred contract revenue balances relating to analyses not performed 12 months after the date of the last platform usage are recognized as revenue. This policy is not based on contractual conditions but on our experience of customer behavior.

For integrated arrangements, customers have their samples processed and sequenced through selected SOPHiA platform partners within the clinical network and access their data through our SOPHiA platform. We have identified one performance obligation, which is delivery of the analysis results to the customer.

Through our SOPHiA platform, we also sell access to our Alamut software products. Some arrangements with customers allow customers to use Alamut as a hosted software service over the contract period without the customer taking possession of the software. Other customers take possession of the software, but the utility of that software is limited by access to our proprietary SOPHiA database, which is provided to the customer on a fixed term basis. Under both models, revenue is recognized on a straight-line basis over the duration of the agreement.

We also derive revenue from our SOPHiA platform by providing services to biopharma customers who engage us to (i) develop and perform customized genomic analyses and/or (ii) access the database for use in clinical trials and other research projects.

The biopharma contracts are generally unique, so the following steps are performed to determine the amount of revenue to be recognized and when it should be recognized: (1) identify the contract or contracts; (2) determine whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (3) measure the transaction price, including the constraint on variable consideration; (4) allocate the transaction price to the performance obligations based on estimated selling prices; and (5) recognize revenue when (or as) each performance obligation is satisfied.

Generally, the primary performance obligation in these arrangements is the delivery of analysis results in the form of a final report, resulting in revenue being recognized, in most cases, upon the issuance of the final report or successful recruitment of clinical trial participants.

Workflow Materials and Services

Revenue from workflow materials and services includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services. These include the provision of set-up programs and training and the sale of kits and tests that are not linked to use of the platform. Set-up programs and training are typically combined with a customer’s first order prior to the customer beginning to use our SOPHiA platform.

Revenue from services is generally recognized when the services are performed. Revenue from materials is recognized when control of the goods is transferred to the customer, generally at the time of delivery. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leasing and the fees charged for the maintenance of this equipment.

Arrangements with Multiple Performance Obligations

We have determined that the stand-alone selling prices for services and DNA enrichment kits are directly observable. For set-up programs and training services sold along with dry lab arrangements or bundle arrangements, the stand-alone selling price of these services is determined on a time and materials basis. For DNA enrichment kits sold as part of a bundle, the stand-alone selling price is based on an expected cost-plus-margin approach.

We have determined that the stand-alone selling price for the analyses, in both a dry lab arrangement and bundle arrangement, is highly variable and therefore a representative stand-alone selling price is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses in dry lab arrangements that include services and in bundle arrangements that include DNA enrichment kits and, in some cases, services.

We also have a small number of bundle contracts with a fixed term, generally four years, that also include providing the customer with DNA sequencing automation equipment, which we have determined is an IFRS 16 leasing component. In these arrangements, we provide DNA sequencing automation equipment to the customer over the fixed term and at completion of the contract term the customer takes possession of the equipment. We have determined that we are a dealer lessor and provision of this equipment to the customer is classified as a finance lease. As a result, upon delivery of leased equipment at the inception of the agreement, a selling profit is recognized based on the fair value of the underlying equipment less the cost of the equipment. Over the term of the agreement, the minimum lease payment is deducted from the proceeds of the bundle sales in order to reduce the net investment in the corresponding lease receivable over the contract term and interest income is recognized as the discount on the lease receivable unwinds. The remaining proceeds from the contract are accounted for under IFRS 15, “Revenue from Contracts with Customers,” using the policies described above.

Capitalized Internal Software Development Costs

All work performed by our research and development personnel is tracked and allocated to codes based on the nature of the work done. The hours spent are costed on the basis of the related salaries, benefits and share-based compensation. The cost of work attributable to the development of new data analytics solutions and services or to the improvement or enhancement of existing solutions and services is capitalized, once it is evident that the project is technically and financially feasible and that it will bring economic benefits to us. Capitalized software development costs are amortized using the straight-line method over an estimated life of five years.

Costs incurred for research, for development projects that do not meet the capitalization criteria, for maintenance and for minor modifications are expensed when incurred and presented as research and development costs. Other, administrative costs are expensed and presented as general and administrative costs.

Share-Based Compensation

We have two share option plans: the SOPHiA GENETICS Incentive Stock Option Plan (as amended from time to time, the “2013 ISOP”) and the SOPHiA GENETICS 2019 Incentive Stock Option Plan (as amended from time to time, the “2019 ISOP,” and together with the 2013, the “ISOPs”). Under these plans, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.

Measuring the Cost of Share Options

The fair value of the options outstanding under both plans is measured at each reporting date using an adjusted form of the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

For options up to September 2020, the fair value at grant date is independently determined using an adjusted form of the Black-Scholes option pricing model that takes into account the strike price, the fair value of the share at grant date, the expected life of the award, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award and the expected dividend yield. For options granted on and subsequent to September 2020, the fair value at grant date is based on a probability-weighted expected returns method that takes account of both the value derived by using an adjusted form of the Black-Scholes option pricing model, as described above, and a discounted estimate of the price that might be achieved in a future transaction.

The key inputs used in the valuation model for the stock options are outlined below.

	ISOP 2019			ISOP 2013
	Three Months Ended March 31,	Year Ended December 31,		Year Ended December 31,
	2021	2020	2019	2019
Strike price (in USD)	5.22	4.22	4.02	2.95
Share price at grant date (in USD)	6.18	4.36 and 4.87	3.32 and 4.16	3.32
Expected life of share options (years)	6.10 — 6.19	5.67 — 6.43	6.43 — 6.91	6.50
Expected volatility (%)	41.3% —41.5%	39.8% — 43.6%	39.7% — 40.7%	40.70%
Risk free interest rate (%)	(0.63%) —(0.55%)	(0.53%) — (0.80%)	(0.47%) — (0.85%)	(0.46%)
Forfeiture rate (%)	5.00%	5.00%	5.00%	5.00%
Dividend yield (%)	0.00%	0.00%	0.00%	0.00%

The price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on one of the following two bases:

•

by reference to a contemporaneous transaction involving another class of share, using an adjusted form of the Black-Scholes option pricing model as described above, and considering the timing, amount, liquidation preferences and dividend rights of issues of other classes of shares; or

•

on the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in our equity value.

We used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

Recognizing the Cost of Share Options

At each reporting date, we take a charge for the vested options granted and for partially earned but non-vested portions of options granted. This results in a front-loaded charge to the statement of income/loss. In addition, at each reporting date we reappraise our estimate of the likelihood and date of a future transaction that would cause all outstanding options to vest and, if necessary, accelerates the recognition of the unrecognized cost in the statement of income/loss. We account for these plans as equity-settled. The charge to the statement of income/loss therefore results in a corresponding credit being booked to “Other reserves” within equity.

Goodwill Impairment Testing

Goodwill arises from our acquisition of IBS in June 2018. Through this acquisition, we were able to add Alamut to our existing SOPHiA platform.

Goodwill is tested for impairment annually and also when there is an indication of impairment. No impairment charge has been recorded in relation to goodwill. As we operate as one segment, goodwill is tested by considering its recoverability in terms of the entire business. Management assesses the recoverable value of goodwill by comparing the value of our equity value, either inferred from the prices of share issues or based on discounted cash flow forecasts, with the net assets as reported in our financial statements. The value of our equity as of January 1, 2019 was based on the application of an option pricing model, using the back solve method, to a share transaction in December 2018. The values as of December 31, 2019 and 2020 were based on discounted cash flow projections, which in turn were based on historical results and ratios updated to reflect management’s expectations of future growth and profitability and discounted using a weighted average cost of capital derived from an analysis of comparable selected public companies. Critically, the values based on a discounted cash flow approach were found to be consistent with a value based on the share transaction in September 2020.

Defined Benefit Pension Liabilities

The liability or asset recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of income/loss.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. They are included in retained earnings in the statement of changes in equity and in the balance sheet.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in income as past service costs.

For defined contribution plans, we pay contributions to publicly or privately administered pension insurance plans. Employee contributions to these plans is voluntary and these contributions are matched by the employer. We have no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Contributions are charged to the statement of income/loss as incurred.

Expected Credit Losses

Accounts receivable-trade balances are non-interest bearing and payment terms are generally under agreements with payment terms of up to 180 days. Our customers are mainly government-owned or government-funded hospitals and laboratories with a low credit risk. We have had minimal instances of actual credit losses and consider that this will continue to be the case.

We have adopted the simplified method indicated in IFRS 9 to build our allowance for expected credit losses. No provision matrix is used, as we have not identified any patterns or correlations that would form the basis for such a matrix. Allowance is made for lifetime expected credit losses as invoices are issued. The amount of allowance initially recognized is based on historical experience, tempered by expected changes in future cash collections, due, for example, to expected improved customer liquidity or more active credit management.

Income Taxes

Unrecognized Deferred Tax Liability on Retained Earnings of Subsidiaries

We do not provide for foreign income and withholding taxes, Swiss income taxes or tax benefits on the excess of the financial reporting basis over the tax basis of our investments in foreign subsidiaries to the extent that such amounts are indefinitely reinvested to support operations and continued growth plans outside of Switzerland. We review our plan to indefinitely reinvest on a periodic basis. In making our decision to indefinitely reinvest, we evaluate our plans of reinvestment, our ability to control repatriation and to mobilize funds without triggering basis differences, and the profitability of our Swiss operations and their cash requirements and the need, if any, to repatriate funds. If the assessment of our company with respect to any earnings of our foreign subsidiaries’ changes, deferred Swiss income taxes, foreign income taxes, and foreign withholding taxes may have to be accrued. Based on our assessment, we plan to indefinitely reinvest any undistributed foreign earnings as at December 31, 2020. In addition, the determination of any unrecognized deferred tax liabilities for temporary differences related to our investment in foreign subsidiaries is not practicable.

Uncertain Tax Positions

We file tax returns as prescribed by the tax laws of the jurisdictions in which it operates and therefore subject to tax examination by various taxing authorities. In the normal course of business, we are subject to examination by local tax authorities in Switzerland, France, Brazil, Australia, the U.K. and the United States. We are currently under examination in France for our 2018 and 2019 tax returns and are not aware of any issues under review that could result in significant payments, accruals or material deviation from our tax positions. There are no other tax examinations in progress.

We record tax liabilities or benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations in each of the jurisdictions in which we operate.

Derivatives

We have an obligation to pay a fee linked to a loan from TriplePoint that is now repaid. See “—Liquidity and Capital Resources—Sources of Capital Resources.” The obligation has many features of a cash-settled share option. It is revalued at fair value at each reporting date using an option pricing model based on a Monte Carlo simulation.

Key assumptions in the valuation of this derivative include:

	As of March 31,	As of December 31,		As of January 1,
	2021	2020	2019	2019
Equity value (in USD thousands)	433,863	465,307	252,730	208,249
Expected time of the sale or IPO	75% — 2.75 years 25% — 0.50 years	75% — 3 years 25% — 0.75 years	3 years	4 years
Volatility	50%	50%	40%	40%

Recent Accounting Pronouncements

In connection with our recent adoption of IFRS for the preparation of our financial statements, certain new accounting standards and interpretations have been published that are not mandatory for the applicable reporting periods and have not been adopted early by us. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. See Note 35 to our audited consolidated financial statements.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our ordinary shares that are held by non-affiliates equals or exceeds $700.0 million as of the prior June 30th.

Business

Our Mission

SOPHiA GENETICS was founded to generate clinically actionable insights from data to improve patient outcomes. Our mission is to provide equal access to knowledge and capabilities by democratizing data-driven medicine.

We observed that across the healthcare ecosystem, a vast amount of digital healthcare data was being generated, fueled by technologies such as NGS, and which held promise to accelerate the understanding of biology and disease. However, this data has been generated primarily using non-standardized methods and by clinicians and researchers across many healthcare institutions. As a result, the data remained siloed and complex and was not fully leveraged for the benefit of patients.

We founded SOPHiA GENETICS to change this. We are unlocking data siloes, leveraging AI to generate actionable insights from data and helping healthcare professionals work together as a community and deploy their collective expertise for the benefit of patients around the world.

We refer to data-driven medicine as the practice of drawing insights from complex data sets to improve diagnosis, treatment and drug development. Using data-driven medicine, healthcare professionals supplement their own experience and intuition with data insights and shared knowledge from their peers to inform the best course of action for their patients or research. Our goal is to empower clinicians and researchers around the world to practice data-driven medicine and improve clinical and scientific outcomes.

Overview

We are a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.

In 2014, we launched the first application of our platform to analyze NGS data for cancer diagnosis. As of March 31, 2021, we had approximately 240 applications used by healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. Today, we believe that our SOPHiA platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platform globally for clinical genomics. As of March 31, 2021, we served more than 750 hospital, laboratory and biopharma customers globally through our SOPHiA platform and related solutions, products and services, and our SOPHiA platform has supported the analysis of more than 700,000 genomic profiles and has been utilized in clinical trials and research projects discussed in more than 200 peer-reviewed publications. As of March 31, 2021, we had 348 recurring SOPHiA platform customers (defined as the number of customers who generated revenue during the specified time period, which, in this case, is the twelve months ended March 31, 2021). We commercialize our SOPHiA platform and related solutions, products and services as RUO and CE-IVD products. In the United States, our products are labeled and sold for research use only. Because such products are not intended for use in clinical practice and diagnostics and cannot make clinical or diagnostic claims, the FDA regulations require that RUO products be labeled “For Research Use Only. Not for use in diagnostic procedures.” In the EU, we have self-certified our products without the intervention of a notified body in order to affix the CE marking.

Data-driven medicine has become possible through technological breakthroughs, like NGS, that have driven creation of digital healthcare data and an accelerated understanding of biology and disease. While genomics has played a large role in these advances, emerging technologies such as radiomics, digital pathology and proteomics are creating new data sets that add phenotypic context to genomic information. Additionally, the adoption of EHRs has enabled the matching of clinical outcome data to these data sets. The digital format of these data sets makes them ideal candidates for data exploration, analysis and interpretation by advanced algorithmic computing solutions. We believe that analytics approaches have traditionally primarily focused on analyzing data from a single modality and not on combining structured data from multiple modalities. Although some institutions and laboratories have created service-based business models designed to capture multimodal data, these approaches are typically centralized at a single institution, which we believe limits their ability to scale globally.

With our SOPHiA platform, we have the potential to serve and collaborate with all types of institutions in the global life sciences ecosystem, including healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies. Our platform is built on a decentralized model in which we push data analytics solutions to our customers’ sites, rather than a centralized model that requires samples to be sent to a central location. Our customers therefore generally perform testing on their own samples, retain custody of both their sample and data, and use our SOPHiA platform to analyze the pseudonymized data and share insights with other sites in our network. Through this process, we create and grow a global collective intelligence. Our platform is designed to improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers.

We believe that our global platform empowers better patient care through data-driven medicine by offering the following benefits for customers:

•	high accuracy genomic analysis to support clinical diagnosis and life sciences research;

•	rapid turnaround time for data analysis and insights;

•	ability to lower cost of data analysis through higher efficiency;

•	capacity to develop their own in-house precision medicine expertise and operations, retain custody of their samples and data and use their preferred instrument setup; and

•	option to rapidly launch new precision medicine applications on our SOPHiA platform.

We believe that our strategic positioning as a universal healthcare analytics platform for multimodal data analytics offers us a broad range of product and service expansion opportunities and significant long-term growth in our total addressable market opportunity. We estimate the total addressable market opportunities in 2020 for our current commercial clinical applications and for our current biopharma applications were approximately $21 billion and $14 billion, respectively.

We offer a range of platform access models to meet our customers’ needs. Our primary pricing strategy is a pay-per-use model, in which customers can access our platform free of charge but pay for each analysis performed using our platform. To commercialize our products, we employ our direct sales force, use local distributors and form collaborations with other global product and service providers in the healthcare ecosystem to assemble solutions to address customer needs. For example, we combine our solution with other products used in the genomic testing process to provide customers integrated products in the testing workflow. As of March 31, 2021, our direct sales team consisted of more than 70 field-based commercial representatives and we had a presence in 70 countries, including 9 countries in which we offer our SOPHiA platform and related solutions, products and services through distributors.

The Importance of Data-Driven Medicine

Over the last decade, there has been an explosion in the amount of healthcare data. This growth has been fueled by technologies that enable high throughput analysis and data generation at large scale, as well as the collection and digitization of real-world health data in EHRs. The ability to draw insights from this data has led to an acceleration in the understanding of biology and disease and paved the way for data-driven medicine.

Data-driven medicine aims to produce better clinical and scientific outcomes by drawing insights from complex data sets to improve diagnosis, treatment and drug development. Using data-driven medicine, healthcare professionals are able to supplement their own experience and intuition with shared knowledge and data insights from their peers and have the potential to select the best course of action for their patients or research.

Genomics is propelling data-driven medicine. The development of large-scale genomics data is advancing data-driven medicine. With broad access to NGS technologies, the life sciences field is beginning to successfully document the relationship between the genome and various diseases and is deploying this information to improve clinical and scientific outcomes. This has given rise to the field of precision medicine, which is having an increasing impact on a range of life sciences areas. In oncology, for example, advancements in genomics and the understanding of cancer have fueled the growth of a large precision oncology ecosystem, in which genomic information is critical to informing diagnostic, treatment and drug development decisions. In other areas such as rare diseases, cardiology, neurology, metabolism and infectious diseases, the adoption of data-driven medicine is just beginning and represents a significant opportunity for growth. For instance, in cardiology, clinical genomics is becoming more common for screening, diagnostic and therapy selection for certain inherited conditions, while in neurology, clinical genomics is helping direct treatment decisions for therapeutic intervention.

Multimodal data provides novel and deep insights to assess health and disease states. While the growing understanding of genomics has dramatically advanced the life sciences field and data-driven medicine, it is only one piece of the biological equation. Phenotypic information is also needed to put genomic information into context and provide a more complete picture of biology and disease. Driven by this need, innovation is accelerating across new health technologies, such as radiomics, digital pathology and proteomics, providing this phenotypic context. We believe that combining data from different instrument modalities, or a multimodal approach, will transform clinical and scientific outcomes by generating clinically actionable insights from combined relevant healthcare data sets. If leveraged properly, these data sets have the potential to provide a stronger “signal,” or window into biology and disease, than any single modality alone. In oncology, for example, oncologists can characterize the genetic determinants of a tumor at the time of diagnosis and complement this with phenotypic information through radiomics analysis of CT, MRI, SPECT and PET imaging, digital pathology analysis of histology slides and proteomics analysis of the tumor stroma and blood samples. Then, throughout a patient’s disease journey, the oncologist can collect longitudinal insights through imaging, liquid biopsies and proteomics assessment of repeat blood sampling. This information can be aggregated and linked to clinical outcome data to find associations between disease evolution and response to therapy. In addition, deep-learning algorithms applied to multimodal data sets now make it possible to predict the evolution of a disease or the response to a specific treatment with high accuracy, in order to inform the best treatment decisions for the patient. These unique insights are driving the opportunity and demand for analytics platforms that can draw clinically actionable insights from this information.

AI/ML produce novel insights from large and complex data sets. The output of these new health technologies is generated in a digital format, making data highly amenable to advanced algorithmic computing solutions for exploration, analysis and interpretation. AI approaches have enabled the ability to standardize, classify, analyze and interpret massive volumes of data, and separate the signal from the noise. Large volumes of digital information across modalities can then be mined using AI approaches to generate novel insights, enabling truly data-driven medicine.

Challenges to the Adoption of Data-Driven Medicine Today

While we believe that data-driven medicine has the potential to transform healthcare, currently, there are significant challenges that limit its democratization and adoption at scale. These challenges include:

•

Lack of data harmonization and standardization across the healthcare ecosystem. Data is often produced with different approaches and methodologies, which can result in dramatic variability in data quality. In the clinical genomics field, for example, every experimental step, from using different technologies for nucleic acid extraction and DNA or RNA amplification to using different models of NGS instruments, could lead to inconsistent data across sites and experiments, or “noise” in the data. As a result, obtaining a comparable set of clinical genomics data can be challenging, particularly in decentralized settings in which inter-laboratory variability can be considerable.

•

Data silos and lack of knowledge sharing. Most healthcare data is produced by different healthcare institutions and by centralized laboratories that use different instrument modalities. As a result, data is created and remains in siloes. In hospitals, for example, clinicians may struggle to collect and piece together data sets from clinical genomics to pathology to medical imaging for patients that have been produced in different, non-standardized ways. Pharmaceutical companies face similar challenges when reconciling their clinical trial data with disparate real-world data sources, resulting in highly variable quality of insights.

•

Barriers to collaboration. Healthcare professionals and researchers may be limited in their ability to share their patients’ healthcare data for various reasons, such as privacy or concerns over losing control of their data. In addition, they have difficulties collaborating with peers from different sites or different fields. As a result, collaborations among healthcare professionals and researchers across different sites and fields is suboptimal.

•

Healthcare infrastructure is designed to facilitate healthcare delivery at a local or regional level, rather than on a global scale. Healthcare infrastructure is generally designed around centralized institutions, such as hospitals and laboratories, that generate data within their own facilities. This centralized design is not built to scale or to provide equal access to data-driven medicine globally.

•

Existing software analytics approaches are limited in their ability to generate insights from multimodal data. Traditional approaches to software analytics solutions have primarily focused on analyzing data from a single modality and not on combining structured data from multiple modalities. Existing analytical software solutions thus have limited utility to generate insights from multimodal information.

Our SOPHiA Platform

We believe that a decentralized platform is necessary to create the largest network that will bring the benefits of big data to customers and to both support, and benefit from, growth across the healthcare ecosystem. We purposefully built a cloud-based SaaS platform capable of being used in decentralized locations and of analyzing data from multiple modalities and that can be scaled globally. With our SOPHiA platform, we have the potential to serve and collaborate with a variety of types of institutions in the healthcare ecosystem, including healthcare providers, centralized laboratories and biopharmaceutical companies.

Our SOPHiA platform is a global, cloud-based SaaS platform that we began building in 2011. It is powered by our SOPHiA AI that standardizes, computes and analyzes digital health data, generating insights from complex multimodal data sets that have the potential to improve diagnosis, therapy selection and drug development. Our customers generally perform testing on their own samples, retain custody of both their sample and data, and use our SOPHiA platform to analyze the pseudonymized data and share insights with each other. Through this process, we create and grow a collective intelligence. We offer multiple platform access models that enable customers to choose how they want to use our platform and customer network. These range from models in which customers produce their own data independently through their own testing operations to those in which customers produce the data through testing operations provided by our network of customer institutions. In all cases, customers access their data and our analytics through our SOPHiA platform. Our platform is designed to continually improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers.

We believe that our SOPHiA platform addresses key challenges to the adoption and democratization of data-driven medicine by:

•

Enabling data harmonization and standardization across the healthcare ecosystem. The accuracy of our pattern-recognition AI/ML-based algorithms enables our platform to separate the signal from the noise and standardize data at high-quality levels.

•

Breaking down data silos. We empower our customers to practice data-driven medicine through a decentralized model and support clinicians, laboratories and researchers across the healthcare ecosystem to improve clinical and scientific outcomes.

•

Empowering clinicians and researchers to collaborate with peers from different sites or different fields. Our customers use our platform to share insights with each other across sites in our network. Our platform is designed to improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers.

•	Offering a highly scalable platform. We designed our cloud-based SaaS platform to be capable of scaling globally and to use AI to leverage the data that this scale provides.

•

Generating insights from complex multimodal data sets. We believe our platform is uniquely positioned to combine high-quality data at the patient level to generate multimodal insights, leveraging the power of advanced AI/ML models.

The following figure shows how our SOPHiA platform functions within the healthcare ecosystem.

Our SOPHiA Platform within the Healthcare Ecosystem

We launched the first commercial application of our platform in 2014 to analyze NGS data for cancer diagnosis. As of March 31, 2021, we had approximately 240 applications focused on precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey.

Our Network and Data

Today, we believe that our SOPHiA platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platform globally for clinical genomics. As of March 31, 2021, we served approximately 400 hospitals and laboratory customers globally through our SOPHiA platform who are part of our clinical genomics network. The establishment and creation of this network of customers has enabled us to capture and compute more than 700,000 raw clinical genomics profiles in oncology and other genetic-related disorders as of March 31, 2021, growing by more than 20,000 new profiles on a monthly basis. The following figure shows the growth in the aggregate number of genomics profiles analyzed by our SOPHiA platform from 2016 to 2020.

Growth in Total Number of Genomic Profiles Analyzed by Our SOPHiA Platform

In addition, as of March 31, 2021, we had approximately 430 customers that use our Alamut suite of genomics mutation interpretation software, approximately 80 of which also used our SOPHiA platform. Our add-on Alamut software is connected to our SOPHiA platform via an application programming interface (“API”) and gives our customers advanced analytics capabilities for a deeper and more informed genomic data interpretation.

Our SOPHiA Platform Architecture

We believe that our platform architecture allows our platform to be highly flexible and scalable in terms of analyzing larger volumes of data, supporting additional data modalities, expanding to new geographies and deploying new applications and functionalities. This flexibility and scalability comes from our platform’s underlying architecture that is developed based on a deep understanding of our users’ needs and a thorough domain model, allowing us to build re-useable User Interface (“UI”) components and services to interact with the data. Our SOPHiA platform includes multiple tailored analytics engines, each tuned to specific domains and use cases. Each domain is responsible for its own data with a common shared data model that allows powerful Extract-Transform-Load (ETL) pipelines to process specific data sets, integrating data into a series of regional data warehouses that enable comprehensive and performant multimodal queries to be run across the entire global data set. The following figure shows our eight regional data centers and the countries they cover.

Country Platform Coverage through Regional Data Centers

As of March 31, 2021, this platform architecture was deployed in 70 countries through our cloud-based solution. We have developed significant operational experience by running such a large-scale cloud-based platform, which we believe enables us to deploy rapidly in new geographies. We have demonstrated that we can deploy in a new geography in approximately four weeks if appropriate cloud infrastructure exists such as Microsoft Azure, Amazon Web Services or Google Cloud Platform, or in approximately 12 weeks if such cloud infrastructure does not exist.

We regularly release platform updates. Through these updates, we offer our customers either new content, in the form of new applications, or improvements to existing applications, such as new functionalities. We believe the frequency of our updates is a competitive advantage in a rapidly evolving precision medicine ecosystem and allows our customers to benefit from new biological discoveries, such as genomic associations, that are reflected on the platform.

Cybersecurity

As part of our business, we collect, transmit, receive, process, use and store pseudonymized data provided by our customers. Our customers are required to obtain their patients’ consent to our use of the data. We use security techniques designed to safeguard data received from our customers using a combination of data architecture, pseudonymization, anonymization, minimization and segregation, and process and store this data only in accordance with our agreements with customers and applicable data protection laws and regulations. This data is aggregated and analyzed by our proprietary algorithms and models in our SOPHiA platform to generate insights. These insights, which show aggregated and general trends without identifying specific patients and without providing personally identifiable information, form the growing collective intelligence that we provide to our customers.

Cybersecurity and data protection are core tenets of our company. We have processed hundreds of thousands of genomic profiles and continue to process more than 50 terabytes of data each month for our customers around the world, subject to applicable data protection laws and regulations, including HIPAA and the GDPR. We accomplish this through our global compliance framework that integrates specialized and dedicated personnel, procedures and controls and ISO/IEC 27001:2013 security infrastructure to protect data against damage, loss and unauthorized access, use, modification, disclosure or other misuse.

Applications of Our Platform

We currently have commercial applications targeting both clinical and biopharma markets. We serve our clinical market customers through two offerings of our SOPHiA platform. Our first offering is our SOPHiA DDM platform for clinical genomics, which as of March 31, 2021 spanned approximately 240 unique applications that we market for analyzing genomic data across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. Our SOPHiA DDM platform empowers customers to build their own precision medicine operations, including testing, and then use our platform to generate insights from their data. Our second offering is our Alamut suite of genomics mutation interpretation software, which is connected to our SOPHiA DDM platform and gives our customers advanced analytics capabilities for a deeper and more informed genomic data interpretation.

Approximately 70% of our revenue from clinical customers in the year ended December 31, 2020 was attributable to oncology applications, while approximately 30% was attributable to other disease areas such as rare diseases, cardiology, neurology and metabolism, with applications ranging from targeted gene panels to whole-exome solutions. As of March 31, 2021, our portfolio of clinical genomics solutions included four CE-IVD NGS solutions and more than 235 RUO NGS solutions. In the future, we intend to pursue IVD status and FDA approval for specific solutions. We also intend to support external collaborators in deploying their own IVD or FDA-approved solutions on our SOPHiA platform.

We serve our biopharma customers by leveraging the capabilities of our SOPHiA platform to help customers solve bottlenecks across the biopharma value chain, including throughout discovery, clinical development and commercialization stages. We currently have four applications for biopharma customers: SOPHiA Insights for generating insights pre- and post-approval of a drug based on our own proprietary SOPHiA platform data sets or on the biopharma customers’ own data sets; SOPHiA Trial Match for clinical trial recruitment of biomarker-defined patient populations; SOPHiA CDx for companion diagnostics development and deployment in our decentralized network of customer institutions; and SOPHiA Awareness for providing real-world insights into NGS testing to inform market-shaping and commercialization strategies. We launched our initial applications for the biopharma market in 2019.

The following figure shows our applications that we currently commercialize across both clinical and biopharma markets.

Our SOPHiA Platform’s Applications Currently in Market

Clinical Applications

In the clinical market, we currently serve three main customer segments: academic and non-academic hospitals (including comprehensive cancer centers and children’s hospitals), reference laboratories and specialty laboratories. We currently serve our clinical market customers through two offerings of our SOPHiA platform: our SOPHiA DDM platform for clinical genomics and our Alamut suite of genomics mutation interpretation software.

Oncology Applications

Our oncology applications support both germline and somatic oncology testing across both solid and liquid tumors. Our commercial oncology applications support diagnosis, therapy selection and disease monitoring. Our SOPHiA platform also supports the deployment of novel oncology testing applications. In genomics, this includes liquid biopsy-based early cancer screening as well as treatment response monitoring and minimal residual disease monitoring. In radiomics, this includes diagnosis, prediction of disease evolution and response to specific therapies, as well as longitudinal follow-up of the tumor for treatment response monitoring. The following figure shows our current applications in oncology.

Our SOPHiA Platforms’ Oncology Applications

Non-Oncology Applications

Our non-oncology applications currently focus on disease areas such as rare diseases, cardiology, neurology and metabolism, with applications ranging from targeted gene panels to whole-exome solutions. While clinical genomics applications are still emerging in these disease areas, we expect significant opportunity as the life sciences field continues to establish the genetic determinants of high-profile diseases such as hereditary cardiovascular conditions, multiple sclerosis, Alzheimer’s disease, autism and metabolic syndrome. We also see significant promise of multimodality in these other disease areas, for example, in cardiology by generating novel multimodal insights stemming from the joint analysis of genomics data, radiomics analysis of ultrasound images and analysis of electrocardiograms.

Our SOPHiA Platform in Genomics

We believe that our technical capabilities are cutting-edge in the genomics space. Our platform can process data from any type of biological sample, including fresh frozen tissue, formalin-fixed paraffin-embedded samples as well as liquid circulating tumor DNA samples. It can also process data from any nucleic acid source across DNA and RNA. We can identify with confidence any type of genomic alteration, including single nucleotid variants (“SNVs”), insertions-deletions (“indels”), copy-number variations (“CNVs”) and gene fusions, as well as more complex mutational signatures such as microsatellite instability (“MSI”), tumor mutational burden

(“TMB”), homologous recombination deficiency or minimal residual disease. Our smart algorithms allow us to reach high accuracy on the detection and identification of challenging genomic alterations, such as mutations in CEBPA or FLT3-ITD, MET exon14 skipping mutations, or rare gene fusions. The following figure shows our SOPHiA platform’s capabilities in genomics.

Our SOPHiA Platform’s Capabilities in Genomics

Our SOPHiA platform clinical genomics workflow involves CLIA-CAP and equivalent laboratories in academic hospitals, comprehensive cancer centers, children’s hospitals and reference and specialty laboratories collecting patient samples and conducting the genetic sequencing on their premises. In doing so, they can use different NGS solutions on different NGS sequencing instruments.

For somatic oncology applications, for example, the laboratory technician logs into our SOPHiA platform and loads the raw, pseudonymized, NGS data of multiple patients from the sequencing run, indicating the oncology indication to be investigated. The genomics data is securely transferred to our platform that operates globally in eight different regional data centers, keeping the data closest to the customer and complying with all local data handling requirements. The data is automatically recognized by our AI-based smart algorithms that check data quality. All types of genomic variants and signatures are then detected and identified with high accuracy, including SNVs, indels, CNVs, fusions, MSI and TMB. This molecular information is then annotated and pre-classified using AI/ML techniques.

The principal investigator, usually a pathologist or geneticist (for germline applications), accesses the results and completes the interpretation. The principal investigator may flag or store the genomic variants that he or she has recognized as being associated with a certain disease on our platform. Because of the decentralized nature of our network, other users in different sites can see the aggregated flagging of a specific variant from the community to further assist their own interpretation. The more interpretations being conducted in our platform, the more novel knowledge is generated and made available to our community. Our platform is particularly easy to use as it does not require an additional technician and provides a user-friendly interface to upload data and navigate data analytics. We believe that this ease-of-use, coupled with the scale of our decentralized platform, will empower our users to continue to rapidly uncover new variants.

This workflow is technology-agnostic in terms of sequencer type and sample preparation technology and supported approximately 240 different commercial NGS solutions as of March 31, 2021. The following figure shows our SOPHiA platform’s genomics workflow.

Our SOPHiA Platform’s End-to-End Genomics Workflow

Our SOPHiA Platform in Radiomics

We believe that our technical capabilities are cutting-edge in the radiomics space. We can process and analyze data from any type of three-dimensional medical imaging technology, including CT, PET, MRI and SPECT scanners. We have developed AI/ML-powered segmentation algorithms that detect tumors in the scans and that segment and reconstruct tumors in three dimensions on our SOPHiA platform. Our current segmentation applications cover a wide range of major tumor types, including lung, breast, liver, kidney and brain cancer, supporting the analysis of primary and secondary (i.e., metastatic disease of another organ origin) tumors. In addition, we are developing new applications in areas such as colorectal, prostate, ovarian or neuroendocrine cancers. Radiomics features extraction is conducted on segmented tumors, generating hundreds of data points across volumetric, morphological, first order (i.e., heterogeneity), second order (i.e., texture), and deep-learning generated features. Our features extraction process is compliant with the Image Biomarker Standardization Initiative (IBSI) recommendations, such that results from our radiomics analyses are standardized and can be readily compared with similar analyses globally. Through our segmentation and radiomics features extraction steps, we turn existing medical images into hundreds of novel data points. We offer radiomics applications ranging from disease detection, discrimination of disease histological subtypes, prediction of tumor evolution and prediction of disease progression. In the future, we intend to develop additional radiomics applications for existing and new tumor types, as well as for disease areas outside of oncology, such as cardiology, neurology and metabolism. Additionally, we may expand applications to other imaging modalities such as two-dimensional modalities (e.g., ultrasound, traditional x-rays) as well as testing modalities that can be processed through imaging-based approaches (e.g., electrocardiograms). The following figure shows our SOPHiA platform’s capabilities in radiomics.

Our SOPHiA Platform’s Capabilities in Radiomics

While the data modality is different for radiomics compared to genomics, the same overall workflow and principles apply. The user, typically a radiologist, identifies the relevant medical images for a specific patient in the local picture archiving and communication system. The user then uploads the images into our SOPHiA platform. For a metastatic lung cancer case, for example, deep learning proprietary algorithms automatically detect the imaging modality, recognize the organ, segment the tumor and extract more than 200 radiomics features from the tumor image. These radiomics features can then be aggregated with genomics, clinical and biological data from the same patient. The following figure shows our SOPHiA platform workflow for radiomics.

Our SOPHiA Platform’s End-to-End Radiomics Workflow

Our SOPHiA Platform in Multimodal Data Analytics

We can support the multimodal analysis of any source of digital health data, developing machine learning predictive models of aggregated multimodal data stacks for the same patient. We can support the analysis of clinical, biological, genomics, radiomics data today and intend to support additional data modalities such as digital pathology, proteomics, spatial genomics and metabolomics in the future.

We offer a range of predictive modelling applications ranging from disease screening, disease early detection, disease diagnosis and subtype discrimination, prediction of disease evolution, prediction of response to therapy, therapy selection and monitoring. We develop these multimodal predictive models in close collaboration with leading academic institutions together with cross-functional teams consisting of treating physicians (such as oncologists), radiologists and pathologists. Illustrative examples of advanced clinical research projects in which we have proof-of-concept data include prediction of response to anti-PD-1 immunotherapy for patients with metastatic non-small cell lung cancer, and prediction of pathological complete response after neoadjuvant therapy for patients with triple-negative breast cancer. For example, we sponsored a retrospective 57-patient analysis of the use of nivolumab for the treatment of relapsed or refractory non-small cell lung cancer to identify predictive markers of immune-oncology response based on multiple sources of data through machine learning analysis. We found that machine learning could help predict a patient’s response using baseline data and can help identify markers that are predictive of the patient’s response. We are sponsoring multimodal clinical studies to refine and assess the clinical significance of some of these multimodal signatures, which we believe will enable us to further improve our SOPHiA platform and develop new predictive algorithmic models that we can then deploy on our platform to serve a wide range of stakeholders, including oncologists and other treating physicians.

The following figure shows our SOPHiA platform’s capabilities in multimodal data analytics.

Our SOPHiA Platform’s Capabilities in Multimodal Data Analytics

Biopharma Applications

In the biopharma market, we currently serve two main customers segments: pharmaceutical and biotechnology companies and CROs. Leveraging both our SOPHiA platform data and our customers’ own proprietary data through our AI/ML-powered multimodal analytics capabilities, we help customers solve bottlenecks across the biopharma value chain, including through discovery, clinical development and commercialization stages. We currently serve our biopharma customers through four main offerings: SOPHiA Insights, SOPHiA Trial Match, SOPHiA CDx and SOPHiA Awareness. The following figure shows our offerings across the biopharma value chain.

SOPHiA GENETICS’ Offerings across Biopharma Value Chain

We began commercializing biopharma applications in 2019. Our biopharma applications are competitively positioned as insights programs, which utilize data already uploaded to the SOPHiA DDM platform or proprietary data provided directly by a biopharma customer. We believe that our customers value our biopharma applications for their ability to identify unique patient populations in clinical research and asset commercialization efforts. We signed our first biopharma customer in 2019. We had three biopharma customers in 2019, six biopharma customers in 2020 and seven customers as of March 31, 2021.

SOPHiA Insights

Faced with a complex and fragmented precision medicine environment, we believe biopharmaceutical companies need access to high quality real-world data sets and advanced data analytics capabilities to generate insights from these data sets to inform their decision-making. However, currently, these data sets are often fragmented, siloed and of variable quality, while data analytics capabilities are typically more focused on single-modality applications.

We offer solutions to support biopharma customers by generating insights pre- and post-approval of a drug throughout the entire pharma value chain, including the research, development and commercialization stages. We can generate these insights both based on our SOPHiA platform real-world data sets and by leveraging our AI/ML-powered multimodal analytics capabilities on the biopharma customer’s own data sets, including data from their clinical trials. For example, a biopharmaceutical company may ask us to generate insights from our platform regarding the real-life molecular epidemiology of rare genomic variants in a specific cancer type, including NGS sequencing install base and testing practices across geographies. A biopharmaceutical company may also ask us to support it in the AI/ML-powered multimodal analysis of its own data sets, which could include genomics, clinical, biological and medical imaging data from its clinical trials, for example to identify new biomarkers associated with patient subgroups that may have a higher likelihood of response to an investigational therapy. As we generate increasingly more multimodal patient-level data stacks in our SOPHiA platform, in the future, we may support biopharmaceutical companies on novel use cases, including real-world virtual control arms for clinical trials.

SOPHiA Trial Match

Challenges of clinical trial patient enrollment is a major bottleneck for clinical trial sponsors, which leads to delays, increased costs and clinical trial failures. This challenge is magnified in the case of biomarker-targeted investigational therapies associated with rare genomic variants due to the difficulty of finding and recruiting patients with the desired genomic traits.

With SOPHiA Trial Match, sponsors can place “molecular alerts” in our SOPHiA platform for specific genomic variants or signature that may indicate eligibility for a clinical trial. When a genomic patient profile matching the recruitment criteria is detected in our platform, the relevant local healthcare professionals who have signed up for this offering are notified in real-time and given the opportunity to connect with the clinical trial sponsor. We provide the real-time trial matching services for customers who have specifically signed up for this offering.

SOPHiA CDx

We are witnessing a steady growth in the number of regulatory approvals for therapies linked to companion diagnostic assays in oncology and other disease areas. Today, these CDx assays are typically used in a centralized model in which healthcare institutions lose access to their samples and data and which can suffer from poor turnaround times due to logistical issues. We believe that in the future CDx assays will become increasingly decentralized which will drive further testing uptake at scale and enable faster turnaround times.

We offer strategic and operational support for biopharma CDx programs. Biopharma customers can leverage our capabilities to develop genomic variant detection and identification solutions with high accuracy and precision, as well as our ability to decentralize such CDx solutions at scale through our global footprint. We believe that, in the future, CDx programs may become multimodal in nature, which we would be in a position to support through our multimodal analytics capabilities.

SOPHiA Awareness

As biopharmaceutical companies commercially launch new biomarker-targeted therapies (e.g., linked to a specific companion diagnostic assay), they face significant challenges in driving broad adoption and testing rates of specific biomarkers of interest. For example, the genomics testing landscape is currently fragmented with important regional and local variations. In that context, we believe it is imperative for biopharmaceutical companies to adequately manage parallel and interdependent adoption curves across the biomarker testing and therapy prescription dimensions. While biopharmaceutical companies tend to have insights into prescription patterns by health practitioners, they typically lack insights into real-life genomics testing practices across geographies.

We support biopharma customers with real-world insights on NGS testing trends to support their market-shaping and commercial strategies. For example, when novel therapies enter the market, a biopharmaceutical company may ask us to provide regular aggregated statistical reports on NGS testing results in specific geographies to optimize resource allocation for its go-to-market strategy. A biopharmaceutical company may also collaborate with us to increase the NGS testing rate of specific biomarkers in our network, thus supporting the identification of relevant genomic variants for targeted therapies, for example by sponsoring increased testing volumes and NGS panel upgrades. As more data modalities are computed in our SOPHiA platform, we envision additional market opportunities for SOPHiA Awareness.

Alamut Suite of Genomics Analysis Software

Our offering in the clinical genomics space also includes the Alamut suite of genomics mutations interpretation software. This add-on software is connected to our SOPHiA DDM platform through an API and provides our customers with advanced analytics capabilities for a deeper and more informed genomic data interpretation. It simplifies and accelerates variant interpretation workflows by providing an exploration and visualization application powered by an extensive collection of top-ranked external databases and proprietary prediction tools, which has the potential to be particularly impactful in deepening genomic investigations in rare diseases.

In the future, we plan to offer other add-on software solutions that are integrated with our SOPHiA platform, including software solutions from external collaborators, and that provide additional analytics capabilities. Such offerings have the potential to further increase the value of our SOPHiA platform through indirect network effects, attracting new types of customers and solutions to our network.

Clinical Publications

Our technology and its broad applications have been utilized in clinical trials and research projects discussed in more than 200 peer-reviewed publications as of March 31, 2021. These publications support scientists in new discoveries and applications across oncology, immunology, cardiology, neurology, rare diseases and other disease categories.

Access Models

We currently have three models through which customers access our SOPHiA platform. In the dry lab access model and the bundle access model, we empower customers to produce their own data. In the integrated access model, we help customers produce data through our existing network of institutions. In all cases, customers access their data through our SOPHiA platform.

The dry lab access model involves customers using the testing instruments and consumables of their choice and our SOPHiA platform and algorithms for variant detection and identification. In this model, we provide clinical genomics analytics capabilities without influencing the tools that customers use to generate the data. For example, in genomics, a laboratory might order an NGS kit directly from the manufacturer, conduct the sequencing using its installed sequencer and then use our smart algorithms in our SOPHiA platform for data analytics.

The bundle access model enables us to support our customers end-to-end across the data generation, analytics and reporting steps. In this model, we bundle third-party instruments and consumable products with our analytics solution to provide customers the ability to perform end-to-end workflows. By bundling our algorithmic capabilities with specific high-performance instruments and consumables from third parties, we can further increase the accuracy of our genomics solutions.

The integrated access model provides customers with the ability to access high-quality data on our platform even when they cannot generate data themselves. Customers that are not able or do not wish to locally conduct the sequencing steps, for example, due to a lack of appropriate resources, can have their samples processed and sequenced within our SOPHiA clinical network. We route their samples to selected SOPHiA platform collaborators who conduct the sequencing process for the customer and upload the resulting data into our SOPHiA platform. The customer is then able to access the data through our SOPHiA platform. Through this model, the selected SOPHiA platform collaborators can increase their sequencing volumes, while our SOPHiA platform is further enriched by the data produced.

The same conceptual access models apply to our radiomics solution. For radiomics, we are currently offering a dry lab access model, in which we provide the algorithmic analytics solutions while leaving the data generation at the discretion of our customers. We have developed, and intend to continue to develop, smart algorithms for specific radiomics applications, such as deep learning-enabled algorithms that can automatically recognize a lung CT scan image, detect an advanced lung cancer tumor, segment the tumor and extract radiomics features for further analysis. In the future, we may also offer a bundle access model, in which we offer solutions linked to specific imaging contrasting agents or imaging procedure modalities to optimize the performance of the final signal analysis.

We intend to apply the same conceptual access models to additional data modalities that we may support in our SOPHiA platform in the future, such as digital pathology, proteomics, spatial genomics and metabolomics.

Benefits to Customers

Our platform has the potential to offer the following benefits for customers, empowering them to adopt data-driven medicine to improve clinical and scientific outcomes:

•	Accuracy. Our platform design and data analytics capabilities provide high accuracy analytics for our customers, who have access to high quality, standardized data through our SOPHiA platform.

•

Turnaround time. We empower our customers to generate data themselves locally, which avoids delays associated with shipment, logistics and processing of samples through an external collaborator. We therefore significantly reduce the turnaround time, which is a critical factor in driving toward timely diagnosis and treatment of disease.

•

Cost-control through increased efficiency. Customers can compute, detect and annotate any type of genomic alterations through our SOPHiA platform without the need for specific orthogonal assays, thus reducing additional testing costs.

•

Maintenance and development of in-house expertise. By empowering our customers to retain ownership and access to their biological samples and data, we enable them to build in-house expertise while benefitting from world-class analytics accuracy through our SOPHiA platform’s network effects.

•

Accelerated launch of new precision medicine applications. The universal nature of our SOPHiA platform facilitates adding new applications to the same workflow once an institution adopts our platform. Our customers can avoid having to set up parallel and sometimes redundant workflows for different assays and technologies.

Markets

We estimate that our clinical and biopharma applications targeted a $35 billion global total addressable market opportunity in 2020, $14 billion of which was in the United States. These estimates are primarily based on epidemiological data, including incidence and prevalence estimates of addressable populations for each application, as well as a range of price assumptions for our products taking into account differences in panel sizes. Further, these estimates do not depend on obtaining regulatory clearances or approvals to market our products as IVD products for diagnostic use in the United States. Over time, we believe that our platform and insights enable market opportunity expansion through new applications and product development. The following figure shows our estimated total addressable market in 2020.

Our Total Addressable Market

Clinical Market Opportunity

We estimate our total addressable clinical market opportunity for our current offerings was $21 billion in 2020, with the largest market opportunity being in oncology.

Oncology. While the majority of commercial business today in the clinical market comprises diagnosis and advanced therapy selection, our capabilities enable us to serve the oncology testing market across the full patient journey. We can also support healthcare practitioners across tumor and sample types at any stage of the patient journey as long as genomic information or 3D medical imaging is applicable.

Our clinical oncology market opportunity consists of five market segments: screening, early detection, diagnosis, therapy selection and monitoring.

Our opportunity in screening is based on an estimated total population of people at risk of inherited cancer of over 200 million globally, including approximately 11 million in the United States. After adjusting for affordability, we estimate our global addressable population in 2020 was approximately 45 million people, including approximately 11 million in the United States. Based on this estimated global addressable population and factoring in regional product pricing, we estimate that our opportunity in screening was worth $7 billion globally ($2 billion in the United States) in 2020.

Our opportunity in early detection is based on an estimated total population of people between ages 50 and 79 who could stand to benefit from early detection cancer screening of over 1.7 billion people globally, including over 100 million in the United States. After adjusting for insurance coverage and affordability, we estimate our global addressable population in 2020 was 147 million people, including approximately 50 million in the United States. Based on this estimated global addressable population and factoring in regional product pricing, we estimate that our opportunity in early detection was worth $8 billion globally ($3.5 billion in the United States) in 2020.

Our opportunity in oncology diagnosis is based on an estimated population of newly diagnosed, non-metastatic cancer patients of approximately 16 million globally, including approximately 900 thousand in the United States. After adjusting for affordability, we estimate our global addressable population in 2020 was approximately 5 million patients, including 900 thousand in the United States. Based on this estimated global addressable population and factoring in regional product pricing, we estimate that our opportunity in oncology diagnosis was worth $2 billion globally ($0.5 billion in the United States) in 2020.

Our opportunity in therapy selection is based on an estimated population of metastatic cancer patients in 2020 of over 3 million globally, including 900 thousand in the United States. After adjusting for affordability, we estimate our global addressable population in 2020 was approximately 2 million patients, including 900 thousand in the United States. Based on this estimated global addressable population and factoring in regional product pricing, we estimate that our opportunity in therapy selection was worth $1 billion globally ($0.5 billion in the United States) in 2020.

Our opportunity in monitoring is based on an estimated population of metastatic patients and 5-year cancer survivors of approximately 53 million patients globally, including over 9 million in the United States. After adjusting for affordability, we estimate our global addressable population in 2020 was approximately 20 million people, approximately 9 million in the United States. Based on this estimated global addressable population and factoring in regional product pricing, we estimate that our opportunity in monitoring was worth $2.5 billion globally ($1.2 billion in the United States) in 2020.

Rare diseases. In rare diseases, we believe the adoption of data-driven medicine is just beginning and represents a significant opportunity for growth. In addition to our SOPHiA platform, our Alamut suite of genomics mutation interpretation software could be particularly impactful in deepening genomic investigations in rare diseases.

Our opportunity in rare diseases is based on an estimated population of newborns who can benefit from a test for rare diseases of genetic origins of estimated 135 million total births globally, including approximately 3.7 million in the United States. After adjusting for accessibility and affordability, we estimate our global addressable population in 2020 was approximately 3.3 million newborns, including approximately 900 thousand in the United States. Based on this estimated global addressable population and factoring in regional product pricing, we estimate that our opportunity in rare diseases was worth $0.5 billion globally ($0.2 billion in the United States) in 2020.

Other disease areas and conditions. We believe that the aggregate market opportunity linked to other disease areas beyond oncology and rare diseases could ultimately be larger than our current opportunity in oncology and rare diseases given their higher prevalence compared to cancer. Our SOPHiA platform has applications in areas such as cardiology, neurology and metabolism, through applications ranging from targeted gene panels to whole-exome solutions. While genomics applications are still emerging in these disease areas, we expect significant opportunity in the coming years as novel findings establish the genetic determinants of high-profile diseases such as inherited cardiovascular conditions, multiple sclerosis, Alzheimer’s disease, autism and metabolic syndrome. We provide applications in each of these disease areas today, and plan to further penetrate the testing landscape in these disease areas through genomics and other data modalities in the future.

Other data modalities beyond genomics. We designed our platform architecture to be able to scale with new digital healthcare data modalities beyond genomics. We have already taken the next step in that direction by developing and deploying our proprietary radiomics analytics capabilities onto our SOPHiA platform. In radiomics, we offer analytics solutions for three-dimensional medical imaging technologies, including CT, MRI, SPECT and PET scanners, regardless of manufacturers. Additionally, we may expand applications to other imaging modalities such as two-dimensional modalities (e.g., ultrasound, traditional x-rays) as well as testing modalities that can be processed through imaging-based approaches (e.g., electrocardiograms). Beyond radiomics, we intend to support additional data modalities in the future, for example digital pathology, proteomics, spatial genomics and metabolomics. We believe that supporting additional data modalities in our SOPHiA platform, both as stand-alone modalities and in a multimodal approach, has the potential to open significant new market opportunities and increase our total addressable market in the future.

Biopharma Opportunity

We estimate our total addressable biopharma opportunity for our current offerings was $14 billion in 2020 based on three market segments: clinical trials, insights and awareness and CDx. Our opportunity in the clinical trials market is based on an estimated addressable population of 400 thousand clinical trial participants across over 4,000 ongoing oncology related trials globally. Our opportunity in the insights and awareness market is based on the estimated addressable population of approximately 900 thousand metastatic patients in the United States and approximately 500 thousand metastatic patients in Europe. Our opportunity in CDx is based on an estimated market of over 1,000 biomarker driven oncology-related clinical trials and development programs globally adjusted based on the number that are biomarker driven and estimated commercial success rates. We anticipate that in the future, as the CDx industry matures, platforms like ours will be increasingly regulated, which we believe will help facilitate broader adoption and increased utilization of our SOPHiA platform given our experience in operating in multiple jurisdictions and different regulatory frameworks.

We believe also that our strategic positioning as a healthcare data analytics platform will enable other business opportunities to become available in the future, in, for example, global public health solutions.

Other Market Opportunities Accessible with our Business Model

We believe that our strategic positioning as a healthcare data analytics platform has the potential to enable other business opportunities to become available in the future.

Universal analytics platform for digital health data. Leveraging our global network and customer base, we may enter into collaboration agreements with third-party providers of solutions and services that can be deployed through our SOPHiA platform and to our customer network, thereby generating new indirect network effects. We believe that we could provide a single, unified analytical workflow through our SOPHiA platform for instruments generating many kinds of digital health data, such as digital pathology, proteomics, single-cell sequencing and other similar applications. In the future, we could also offer third-party services through our SOPHiA platform, such as interpretation and telehealth services.

Global public health solutions. Our SOPHiA platform could provide a fast and reliable ecosystem to gather data on a global scale and inform public health agencies on significant health-related events, such as pandemics. The COVID-19 pandemic has demonstrated the need for solutions able to harmonize and analyze vast data sets on a global scale, for example, to track the evolution of new variants of the SARS-CoV-2 virus over time and across geographies. This may apply to other infectious diseases, and to human host factors such as detecting specific susceptibility characteristics through genomics and other phenotypic information across populations.

Value-based medicine. As data-driven medicine and multimodality diagnostic approaches are further adopted in the future, we may collaborate with healthcare stakeholders such as payors, providers and integrated healthcare systems to increase the overall affordability of healthcare. We may develop outcomes-based business models in which we enter into risk-sharing agreements with these stakeholders to support the optimal care management of specific patient populations with the goal of achieving better health and economic outcomes.

Drug discovery. The real-world data generated and collected from our applications may provide the basis for discovering new therapeutic agents. Based on the insights generated through our SOPHiA platform, we and our customers may be able to identify new therapeutic targets that can inform pharmaceutical research and development activities.

Animal and plant biology. We may leverage our genomics and multimodal analytics capabilities in other areas of biology, such as animal and plant biology. In this context, we may address opportunities in fields such as environmental biology and agricultural science and technology.

We believe also that our strategic positioning as a healthcare data analytics platform will enable other business opportunities to become available in the future, in, for example, global public health solutions.

Our Platform’s Advantages

We believe our SOPHiA platform has several advantages over alternative genomics analytics platforms as well as other business models aimed at providing data-driven medicine.

Unique Value Proposition as a Genomics Analytics Platform

Our SOPHiA platform enables highly sensitive and specific testing and rapid turnaround time, enabling customers to compute, detect and annotate genomic alterations with high confidence. Our platform and its many applications also allow customers to rapidly build and scale precision medicine operations with different applications. We believe that a crucial characteristic for customers and a key differentiator of our platform is accuracy, leading to quality of insight. The accuracy of our pattern-recognition, AI/ML-based algorithms enable our platform to separate the signal from the noise and standardize data at high-quality levels. Our smart algorithms have high accuracy across applications, from oncology to rare diseases and cardiology, and reduce testing costs by obviating the need for orthogonal assays. The accuracy of our algorithms is a result of the scale and diversity of data within our database.

The following table shows how our SOPHiA platform performs on genomic variant detection from NGS data across a range of selected genomics applications versus the analytical performance of widely used orthogonal assays such as Sanger Sequencing, MLPA, array CGH and digital PCR.

Our SOPHiA Platform’s Analytical Performance in Selected Current Genomics Applications

1.	Results of the CE-IVD study based on our Solid Tumor Solution (STS) that included data from 6 different sequencing centers and a total of 155 clinical and commercial FFPE samples in which 192 confirmed variants were used as the standard.

2.	Results of the CE-IVD study based on our Hereditary Cancer Solution (HCS) that included data from 7 different sequencing centers and a total of 159 clinical and commercial samples in which 1252 confirmed variants were used as the standard.

3.	Results based on the clinical exome analysis of the Ashkenazim trio (mother, father and son’s DNA) from the Genome In a Bottle consortium that included data from 2 different sequencing centers and a total of 9 samples (including replicates) in which an average of 6241.2 confirmed variants per sample were used as the standard.

4.	Results based on two similar studies that included data from 2 different sequencing centers and a total of 113 clinical and commercial samples in which 833 confirmed variants were used as the standard.

Sensitivity measures how often a test correctly generates a positive result for samples in which a certain genomic variant is present (“true positive” rate). Specificity measures how often a test correctly generates a negative result for samples in which a certain genomic variant is not present (“true negative” rate). Accuracy measures the proportion of tested samples that are correctly classified (“true positives” plus “true negatives”). Precision measures the ability for repeated analyses on the same samples to give similar results.

Broad and Growing Multimodal Application Offering

The breadth of our applications and multimodal capabilities enables our customers to deploy and scale their data-driven medicine operations rapidly and to incorporate additional clinically relevant data sets over time. We believe our platform is uniquely positioned to combine high-quality data at the patient level to generate multimodal insights, leveraging the power of advanced AI/ML models. We have developed proprietary capabilities in AI/ML-enabled exploration of multimodal signatures. Through these, we can unlock the synergistic power of next-generation healthcare data to advance predictive capabilities. We believe that over time, multimodal data will provide a superior means to diagnose and treat disease relative to the current approach focusing on just a single modality.

Software-based Platform Facilitates Rapid Global Scaling and Data Collection

We designed our cloud-based SaaS platform to be capable of scaling globally and to use AI to leverage the data that this scale provides. As of March 31, 2021, we served more than 750 hospital, laboratory and biopharma customers globally through our SOPHiA platform and related solutions, products and services. We believe that this global footprint is unique and enables us to capture a wide variety of real-world clinical data around the world. The following figure shows our customer base by region as of March 31, 2021.

Our SOPHiA Platform’s Customer Base by Region

We have been rapidly expanding our customer base as well as the volume of data that we analyze. From 2016 to 2020, our number of active customers grew from 182 to 754. During the same period, the aggregate number of genomic profiles analyzed using our SOPHiA platform grew from approximately 80,000 profiles to approximately 650,000 profiles. As of March 31, 2021, we have computed more than 700,000 raw clinical genomics profiles in oncology and other genetic-related disorders to date, growing by more than 20,000 new profiles on a monthly basis. The following figures show the growth in the total number of customers.

Growth in Total Number of our Customers

We regularly release platform updates, currently at a pace of once every two to three weeks. Through these updates, we offer our customers either new content, in the form of new applications or improvements to existing applications, such as new functionalities. We believe this update frequency is a competitive advantage in a rapidly evolving precision medicine ecosystem and allows our customers to benefit from new biological discoveries, such as genomic associations, that are reflected on the platform.

Ability to Work with All Stakeholders in the Healthcare Ecosystem

We are empowering our customers through a decentralized model and are able to support clinicians, laboratories and researchers across the healthcare ecosystem. This enables us to benefit from growth across the industry and provide the benefits of our network to different stakeholders. We are also able to collaborate with other product providers in the ecosystem to bundle our solutions to provide differentiated end-to-end solutions. For example, we collaborate with testing kit companies, testing hardware providers, software analytics companies, and diagnostic companies operating with a centralized model. We collaborate with companies including Twist, IDT and Agilent to create an integrated solution using our analytics platform and their library preparation products, including DNA enrichment kits, and with hardware providers such as Hamilton and PerkinElmer. We believe that we can support and collaborate with any industry player for their data analytics needs and are therefore not dependent on any specific business model or industry segment.

We believe that this unique ecosystem positioning strategy, coupled with our industry-leading analytics capabilities and our global footprint, position us as a global leading healthcare data analytics company. The following figure shows our unique position in the healthcare ecosystem.

SOPHiA GENETICS’ Unique Position as “Operating System”

Real-time Visibility into the Healthcare Ecosystem Provides Product and Application Expansion Opportunities

Our strategic positioning as a universal healthcare data analytics platform gives us real-time visibility into data and events in the healthcare ecosystem, including diagnosis, clinical data, customer behavior, performance of third-party technology solutions and other data important to stakeholders. We believe that we are well positioned to provide value to stakeholders across the healthcare ecosystem and to benefit from product and application expansion opportunities. The following figure shows an illustrative view of the internal SOPHiA platform dashboard that enables us to view key market and customer metrics in real-time.

Illustrative SOPHiA Platform’s Dashboard

High Visibility and Predictability into Our Business

Once onboarded onto our SOPHiA platform, our customers tend to steadily increase their use of our SOPHiA platform, which offers a level of predictability that helps us project and manage our growth. In addition, customers rarely leave our SOPHiA platform given that we are generally integrated into their processes. These observed trends hold particularly well for our dry lab and bundle access model customers. We have a customer retention rate, defined as the percentage of our onboarded in-routine customers who access our SOPHiA platform through the dry lab or bundle access models and who generated revenue during a 12-month period since their last revenue-generating use of our SOPHiA platform, of 84% across our customer base over a five-year period beginning January 1, 2016 and ending December 31, 2020. Furthermore, our customers generally increase their use and adopt new applications of our SOPHiA platform as our relationship with them grows. The following graphic shows the annual platform analysis volume of various customer cohorts over time.

Platform Analysis Volume by Cohort – Steady “Land and Expand” Growth

Our customers are assigned to a particular cohort based on the year in which they first accessed our SOPHiA platform through the dry lab or bundle access model. The analysis excludes volume contributions from our integrated access customers, as they contribute to a small percentage of our overall volume and utilize our platform in an ad hoc manner compared to our dry lab and bundle access customers who typically do so in a recurring fashion. Because of that, we do not consider our integrated access model a material element of our “land and expand” commercial strategy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.”

Our Growth Strategy

Our mission is to empower clinicians and researchers around the world to practice data-driven medicine and improve clinical and scientific outcomes. Our growth strategy is to:

•

Drive innovation and advancement of our SOPHiA platform to increase its capabilities and broaden its applications. We plan to continue to invest in scientific innovation to bring new, high-impact content to our customers through regular updates to our platform. This may include new features, new applications, new data modalities and new services. Furthermore, we intend to augment our offering across a multimodality framework, generating novel insights enabled by our expanding data assets, including genomics data, radiomics analysis of medical imaging, clinical data and future additional data modalities such as digital pathology, proteomics, spatial genomics and metabolomics.

•

Drive new customer adoption with clinical customers worldwide. We intend to continue to raise awareness of the benefits of data-driven medicine and drive adoption of our platform around the world through our direct sales force, our distributors and our collaborator network. We plan to further penetrate the U.S. market, which we see as our largest opportunity, by significantly investing in our direct sales force to further scale the size of our network, both in terms of the number and types of customers. In addition, we also plan to focus on commercializing our solutions by forming additional collaborations with reference and specialty laboratories. Outside the United States, we believe there is significant growth opportunity across EMEA and Latin America markets, as well as untapped potential in APAC, including in China, India, Korea and Japan. In selected geographies outside the United States, we intend to utilize a hybrid commercial model including direct sales force or direct collaborations and distributors.

•

Increase utilization within our clinical customer base. We employ a “land and expand” commercial model that is focused on winning new customers and then driving utilization of our solution by those customers. Once we secure a customer, we use our direct sales force to build further engagement and help that customer profitably increase its testing operations. For example, we may initially support a customer in setting up its NGS testing operations for hereditary cancer screening, including operational support through our set-up programs. Once the customer is fully onboarded onto our SOPHiA platform, it is then comparatively easier to deploy additional germline testing solutions as well as somatic oncology testing solutions, creating synergies across the offerings and a unified workflow. We also target incremental users within each institution, for example, additional clinicians within a provider across expanded departments such as radiology or pathology.

•

Leverage our platform and database to drive adoption by biopharmaceutical companies. We have a distinct sales force focused on biopharma opportunities across the discovery, clinical development and commercialization value chain. We continue to promote our current products and services, which we believe will strengthen existing collaborations with biopharmaceutical companies as well as lead to new relationships. For example, we may collaborate with a biopharmaceutical company to generate insights on the real-world molecular epidemiology of specific genomic variants relevant for an investigational targeted therapy, including insights on testing trends across our network of customers. This may lead to additional collaborations on a multimodal program to investigate new biomarkers of response to the investigational therapy, a tailored companion diagnostic program, clinical trial recruitment efforts, and market-shaping activities on biomarker testing to support the asset go-to-market strategy. Additionally, we plan to develop new offerings for biopharma as we expand the number and type of new applications and data modalities on our platform. Our biopharma strategy is also highly synergistic to our virtuous cycle.

•

Establish and grow industry collaborations across the healthcare ecosystem. We intend to establish new industry collaborations with other companies providing products and services to our customers. We intend to collaborate with a diverse array of industry participants, including instruments, reagent and software companies in genomics and in other fields such as digital pathology and proteomics. We intend to collaborate with service providers such as centralized laboratory players and interpretation services providers to expand the breadth of our capabilities. We believe that each new collaboration we develop helps facilitate further adoption of our platform, the evolution of the solution we provide to customers and the growth of our network and product capabilities. A larger network enables us to continue to collaborate with customers to develop new solutions and to commercialize these solutions, benefiting all users across the healthcare ecosystem.

Commercial

We sell our SOPHiA platform and related solutions, products and services to healthcare providers, centralized laboratories and biopharmaceutical companies through our own sales force as well as through distributors and industry collaborators. As of March 31, 2021, our direct sales team consisted of more than 70 field-based commercial representatives, including sales and business development managers, key account managers and biopharma alliance managers who are engaged in sales efforts and promotional activities towards our customers. We also employ subject matter experts, clinical genomic experts and biopharma operations specialists who provide customer-facing technical and scientific support. As of March 31, 2021, we had a sales presence in 70 countries, including 9 countries in which we offer our SOPHiA platform and related solutions, products and services through distributors. The following figure shows our global commercial footprint as of March 31, 2021.

SOPHiA GENETICS’ Global Footprint – Countries and Sales Force

Customer Focus

Our initial focus has been on winning clinical customers in order to drive data capture and building our reputation for accuracy and quality in the clinical community. We estimate that there are more than 10,000 laboratories globally that are using NGS instrumentation and that more than 30% of sequencing conducted are for clinical applications. We believe that there is significant opportunity to expand our customer base as well as grow utilization of our SOPHiA platform by our existing customers. Our sales strategy is focused on both attracting new customers to our platform and driving their utilization and adoption of our applications. Once we win a new customer, our direct sales team provides set-up programs to accelerate the adoption of our SOPHiA platform and facilitates our customers to adopt our platform into their routines.

We started commercializing our biopharma services in 2019. Our initial focus was to establish pilot programs with large pharma and biotech companies to develop customer trust and raise awareness about our offerings. Our biopharma business development and operations team is now focused on developing and scaling joint collaborations and on continuing to refine our product offering across large pharma companies, biotech companies and CROs.

Case Studies

Hospital Case Study

We supported a leading U.S. academic medical center in setting up its internal NGS-powered precision medicine operations. The customer’s first requirement in 2018 was for a sophisticated NGS data analytics platform to detect and characterize challenging genomic variants for congenital brain disorders. After initially adopting our germline testing for rare diseases solution, the customer then expanded their use of our SOPHiA platform into custom germline and oncology testing solutions.

Laboratory Case Study

We supported a large continental central laboratory in setting up its internal NGS capabilities through our SOPHiA platform and in launching its commercial offering in this field starting in 2016. Our relationship in genomics with this customer has continuously grown over time, to the point where our customer has now adopted several genomics testing solutions over the past five years across hereditary cancers, solid tumors, myeloid cancers, lymphomas and clinical exomes assays. Testing volumes have increased in parallel; for example, overall oncology testing volumes having grown more than four-fold in a three-year period. We also supported two radiomics applications, in brain and lung cancer, beginning in 2019, and signed a SOPHiA Trial Match agreement in 2020 to facilitate the customer’s matching of biomarker-defined patient populations into industry-sponsored clinical trials.

Biopharma Case Study

We supported a biotechnology company for biomarker discovery on its existing proprietary clinical trial data. We supported the customer’s Phase 2 clinical program in patients with relapsed or refractory diffuse large B-cell lymphoma to conduct an in-depth re-analysis of its proprietary clinical trial data using a multimodal approach. The objective was to explore whether a multimodal signature could predict patient response to therapy and to stratify patient subpopulations accordingly. We identified several biomarkers of interest that featured a correlation with clinical response without reaching statistical significance in the context of the small number of patients in the subpopulation included in the analysis.

Suppliers and Manufacturers

Our platform is a cloud-based SaaS platform. To deploy our platform, we rely on cloud-based service providers. We also collaborate with consumables and hardware suppliers for the bundle access model and with platform customers for the integrated access model.

Platform Suppliers. Our platform production environment currently runs on Microsoft Azure. As our platform architecture is vendor-agnostic, we could readily deploy our solutions onto any cloud infrastructure, as well as on-premise if necessary. We have ongoing research and development projects on all major cloud solution providers, including Microsoft Azure, Amazon Web Services and Google Cloud Platform. This allows us a strong degree of flexibility and helps manage vendor risks.

Consumables and Hardware Suppliers. In the bundle access model, we work with IDT, Twist, Qiagen, Beckman Coulter Inc., Thermo Fisher Scientific Inc. (“Thermo Fisher”) and others for consumables and with Hamilton, PerkinElmer and others for hardware equipment.

Platform Customers. In the integrated access model, we route a customer’s samples to selected SOPHiA platform collaborators who conduct the sequencing process for the customer and upload the resulting data into our SOPHiA platform. As of March 31, 2021, we collaborated with 13 laboratories across 11 countries to provide this service.

We continually assess our dependence on our suppliers and manufacturers and evaluate alternative solutions. We have built our business such that we do not rely on any single supplier or manufacturer, such that we are able to switch suppliers and manufacturers as necessary. We believe that this mitigates risks to our business and provides us the opportunity to drive down costs.

Competition

We operate in a market characterized by rapidly advancing technologies and a strong emphasis on intellectual property. Our main competitors are institutions that collect multimodal data that have developed in-house analytics solutions, such as Tempus Labs, Inc. and F. Hoffmann-La Roche Ltd through its acquisition of Foundation Medicine, Inc. and Flatiron Health, Inc., but these competitors also represent our potential customers. In addition, other companies such as Siemens AG, Koninklijke Philips N.V. and Konika Minolta, Inc. are also positioning themselves in the market with data analytics platform capabilities to build a multimodal world. We also face competition from companies that have developed software analytics platforms for genomics data, such as Agilent, Fabric Genomics, Inc., Illumina, Inc., PierianDx, Inc. and Thermo Fisher. We believe that our proprietary cutting-edge technology and the agility and the scalability of our platform distinguishes us from other players. We believe that our position as a “universal operating system” enables us to empower and sell to many different players in the ecosystem, including competitors. See “Risk Factors—Risks Related to Our Business and Industry—We face competition from many sources and we may be unable to compete successfully.”

Intellectual Property

Intellectual property is of vital importance in the biotechnology field. Our success depends in part on our ability to obtain and maintain intellectual property and proprietary protection for our technology, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating valid and enforceable intellectual property and proprietary rights of others.

We are actively involved in research and development and therefore seek to protect the investments made into the development of our technology by relying on a combination of patents, trademarks, copyrights, trade secrets, including know-how, and license agreements. We also seek to protect our proprietary technology, in part, by requiring our employees, consultants, contractors and other third parties to execute confidentiality agreements and invention assignment agreements and by implementing technological measures and other methods.

Our ability to stop third parties from making, using, selling, offering to sell or importing our platform, services and products depends on the extent to which we have rights under valid and enforceable patents, trade secrets or other intellectual property and proprietary rights that cover these activities. We pursue intellectual property protection to the extent we believe it would advance our business objectives. Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or provide any competitive advantage. For more information regarding risks relating to intellectual property, see “Risk Factors—Risks Related to Intellectual Property.”

Patents

Our intellectual property strategy is focused on protecting our ongoing research and development through patents and other intellectual property rights.

As of March 31, 2021, we solely owned two issued U.S. patents, eight pending U.S. patent applications, six issued patents and 29 pending patent applications in foreign jurisdictions, including Europe, Canada, Australia, Brazil, China and India and four pending Patent Cooperation Treaty applications relating to laboratory methods and/or software to provide molecular diagnosis in germline diseases. These include filings for 15 utility patents and three design patents relating to graphical user interfaces. Such issued patents and any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between 2028 and 2040, excluding any additional term for patent term adjustments.

As of March 31, 2021, our most material patents and patent applications consisted of (i) one pending U.S. patent application and seven pending foreign patent applications in Australia, Brazil, Canada, China, Europe, Israel and India relating to our algorithm for next generation sequencing data which is used in our SOPHiA DDM platform, (ii) one pending U.S. patent application and one pending European patent application relating to a method for processing certain genomic data which is used in our SOPHiA DDM platform, (iii) one pending Patent Cooperation Treaty application for a method to improve accuracy of the estimate length of homopolymer and heteropolymer regions, which is used in our SOPHiA DDM platform, (iv) one pending Patent Cooperation Treaty application relating to a unique molecular identifier and related analytics workflow which we plan to incorporate in our products and into our SOPHiA DDM platform, (v) one European pending patent application for a method to detect microsatellite instability that will be used in our SOPHiA DDM platform, (vi) one pending European patent application relating to a method to detect homologous recombination deficiency (“HRD”), which will be used in our HRD detection solution and (vii) one pending European patent application relating to a variant calling method which is not currently used in our products. Any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between 2035 and 2040, excluding any additional term for patent term adjustments.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file or intend to file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. We cannot be sure that patents will be granted with respect to any current pending patent application or with respect to any patent applications filed by us in the future, nor can we be sure that any current or future patents will be commercially useful in protecting our platform, products, services, technologies and processes. In addition, any patents that we may hold, whether owned or licensed, may be challenged, circumvented or invalidated by third parties.

Trademarks

The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services.

As of March 31, 2021, we owned nine registered U.S. trademarks, approximately 117 registered foreign trademarks and five pending foreign trademark applications. Our trademark portfolio is designed to protect the brands of our current and future products and includes U.S. trademark registrations for our company name, “SOPHIA GENETICS,” and product names, such as “SOPHIA DDM” and “ALAMUT.” We have granted licenses to certain of our trademarks to our domestic and international collaborators.

We currently face oppositions before the USPTO against our U.S. trademark applications for “SOPHIA GENETICS” and “SOPHIA DDM.” An adverse ruling in such proceedings could prevent us from using such names to distinguish our platform, products and services in the United States.

Trade Secrets

We also rely on trade secrets, including know-how, unpatented technology and other proprietary information, to strengthen our competitive position. We have determined that certain technologies that are not amenable to, or that we do not presently consider appropriate for, patent protection, such as our analysis techniques and analysis generated using our proprietary algorithms in the context of our SOPHiA DDM platform, are better kept as trade secrets in order to protect and maintain our competitive position and aspects of our business and prevent competitors from reverse-engineering or copying our technologies.

We seek to protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations or manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes or that the assignment agreements that have been entered into are self-executing. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, or claim ownership in intellectual property that we believe is owned by us. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.

License Agreements

Normandie Valorisation—Exclusive License Agreements

In March of 2018, we entered into an exclusive license of patents and results (the “2018 Normandie Agreement”) with the University of Rouen Normandy, the Henri Becquerel Centre, INSERM Transfert SA (collectively, the “Co-Owners”) and Normandy University, acting through Normandie Valorisation, pursuant to which we obtained an exclusive, royalty-bearing, non-sublicenseable license under certain patents related to methods for diagnosing hematological malignancies and an associated diagnostic kit to develop, manufacture and sell products for the diagnosis of acute myeloblastic leukemia, acute lymphoblastic leukemia and chronic myeloid leukemia in the countries covered by the licensed patents.

In May 2019, we entered into an additional Exclusive License of Patents and Results (the “2019 Normandie Agreement”) with the same parties, pursuant to which we obtained an identical license under the same patents for products for the diagnosis of carcinomas other than acute myeloblastic leukemia, acute lymphoblastic leukemia and chronic myeloid leukemia.

Under each agreement, we are obligated to act with a standard of care to develop, manufacture and sell the licensed products. Our failure to meet the standard of care requirement could subject us to a reduction of applicable territory or respective field of use by way of an amendment to the applicable agreement if (i) we have not marketed nor implemented necessary steps for the marketing of the applicable licensed products within a reasonable time following the end of the agreed-upon development plan for the commercialization of such products or (ii) our delay in executing the development plan exceeds a certain specified time. Pursuant to both agreements, Normandie Valorisation is responsible for the prosecution, maintenance and defense of the licensed patents.

Pursuant to the 2018 Normandie Agreement, we paid Normandie Valorisation a low five-digit Euro upfront fee and are obligated to pay to Normandie Valorisation a low-tens Euro fee per each analysis utilizing Myeloid Plus Solution (MYS+). Pursuant to the 2019 Normandie Agreement, we paid Normandie Valorisation a low five-digit Euro upfront fee and are obligated to pay Normandie Valorisation a mid-single-digit Euro fee per each analysis utilizing Solid Tumor Plus Solution (STS+).

The term of each agreement continues until the expiration of the last-to-expire licensed patent in September 2033, unless automatically terminated upon our cessation of business, bankruptcy or insolvency or upon the invalidation of the applicable licensed patents in France. In addition, Normandie Valorisation may terminate either agreement if we challenge the validity or enforceability of the licensed patents. Either party may terminate either agreement in the event of non-performance by the other party of one or more of its obligations under such agreement which is not cured within three months of receipt of written notice of such non-performance. Either party may also terminate the 2019 Normandie Agreement at any time, with one year’s prior written notice.

SATT Aquitaine—Software Sublicense Agreement

In November 2017, we entered into a software sublicense agreement with Aquitaine Science Transfert (“SATT Aquitaine”), pursuant to which SATT Aquitaine granted us a non-exclusive, worldwide sublicense under certain intellectual property rights exclusively licensed to SATT Aquitaine to reproduce, adapt, use and distribute, and create derivative works based on, certain modeling software applications in the field of oncology. The right to use such software applications granted to us includes the right to provide software-related services to our customers.

In exchange for the rights granted to us, we paid SATT Aquitaine a low six-digit Euro upfront payment. Intellectual property rights in any derivative software applications developed by us shall be owned by us in accordance with French intellectual property law.

The agreement is effective for 15 years unless automatically terminated upon our cessation of business, dissolution, bankruptcy or liquidation. In addition, either party may terminate the agreement in the event of non-performance by the other party of one or more of its obligations under the agreement which are not cured within three months of receipt of written notice of such non-performance.

Collaboration Agreements

We have built an agnostic platform that enables others to get the most out of their data. As such, our model is valuable to all types of players within the health care ecosystem. For hardware and consumable players our platform and smart algorithms bring large benefits to their customer base as it allows for a more rapid set-up of their technology, better results in terms of clinical outcomes on the same hardware, bringing value to a larger number of samples and as such higher volumes.

We collaborate not only to provide valuable technologies to hospitals and laboratories around the world directly or through collaborators, but also to increase our channels and to offer a variety of product choices to our large customer base.

Agilent—Co-Marketing Agreement

In December 2020, we entered into an agreement for the co-marketing of products and services (the “Co-Marketing Agreement”), with Agilent, pursuant to which we agreed to collaborate with Agilent for the development and commercialization of sequencing diagnostic products.

Pursuant to the Co-Marketing Agreement, we agreed to collaborate with Agilent to develop a diagnostic product for worldwide commercialization that will be specifically compatible with Agilent’s Magnis SureSelect assays. The collaboration under the Co-Marketing Agreement is non-exclusive, and neither party is restricted from entering into similar collaborations with other third parties so long as it does not breach its obligations to perform under the Co-Marketing Agreement.

Each party retains all rights to its background intellectual property provided in connection with the development or commercialization of any diagnostic product developed under the Co-Marketing Agreement, including the commercialization rights thereto, subject to certain non-exclusive licenses granted by each party to the other under its trademarks and confidential information. Any intellectual property arising from the performance of the Co-Marketing Agreement that is substantially developed solely by a party will be owned by such party. Any intellectual property that is substantially developed jointly under the Co-Marketing Agreement shall be jointly owned by the parties, and both parties are prohibited from using such jointly-owned intellectual property for any purposes other than certain specified activities relating to gene panels. The parties may enter into additional agreements regarding the use and rights relating to such jointly-developed intellectual property.

The Co-Marketing Agreement is effective for two years, with potential successive one-year renewal options exercisable by the parties, and may be terminated by either party upon (i) a material breach by the other party (subject to a certain specified cure period) or (ii) 180 days’ prior written notice, provided that the parties must follow an express wind-down procedure upon any expiration or termination.

IDT—Manufacturing and Supply Agreement

In December 2015, we entered into a manufacturing and supply agreement with IDT for the manufacture and supply of various commercial and research products, in particular DNA enrichment kits. The agreement was amended and restated in October 2018 and amended in March 2019.

Under the agreement, IDT committed to manufacture and supply to us or directly to our customers, as applicable, various products, in particular DNA enrichment kits. IDT shall manufacture the products covered by this agreement in accordance with product specifications provided by us, (such products, “commercial products”). IDT is required to certify that the delivered products were manufactured in accordance with said specifications. In addition, we can purchase products already manufactured by IDT pursuant to its own specifications, (such products, “research products”) and resell such products to our customers and collaborators.

Purchase prices for both commercial and research products are set upon completion of the corresponding master specification document. We are obligated to provide IDT on a quarterly basis with written good faith non-binding purchasing forecasts of the aggregate quantities of commercial products to be purchased by us in the following twelve months and IDT is obligated to ensure sufficient inventory and manufacturing capacity to deliver the forecasted quantities. We are not required to purchase the commercial products from IDT in the previously forecasted quantities. However, if we fail to purchase a specified percentage of the forecasted quantities of commercial products, IDT will have the right to increase the prices of such products by amounts in excess of the additional manufacturing costs associated with our reduced purchase. At the same time, we have the right to place purchase orders for products beyond the previously forecasted quantities and IDT is obligated to use its commercially reasonable efforts to fill such orders at regular prices. We are not required to provide IDT with forecasts for research products that we intend to purchase in any given period. The purchase prices for such products are not adjustable based on the quantities actually ordered by us.

All inventions made directly as a result of the manufacture of commercial and research products that are improvements to such products will be owned by us. IDT will obtain a fully-paid up, royalty-free, worldwide license under such improvements to make, have made, use and sell the commercial and research products exclusively for and to us.

The agreement has an initial term of five years. It will automatically renew for additional one-year periods unless a party notifies the other of its decision not to renew the agreement. We also have the right to terminate the agreement if we do not agree with changes made by IDT in accordance with the provisions of the agreement, including in connection with changes to master specification documents for any research or commercial product. In addition, each party has the right to terminate the agreement effective immediately if the other party fails to meet essential terms of the agreement and such failure is not cured.

Qiagen—OEM Supply Agreement

In January 2018, we entered into an OEM supply agreement with Qiagen for the supply of certain amplification technologies required to complement our NGS technologies. The agreement was amended in June 2019.

Under the agreement, we receive the exclusive right to offer and resell the products manufactured by Qiagen as part of “bundle” solutions. We cannot offer such products as stand-alone or single items, unless it is required for product replacement or quality control reasons or in other special circumstances discussed by the parties in good faith. Qiagen is obligated to use its commercially reasonable efforts to manufacture and deliver products in quantities ordered by us. We are required to provide Qiagen in writing with a monthly rolling forecast covering the next six months. In addition, both parties shall meet at least once every quarter to discuss any adjustments to the forecast. Furthermore, we are obligated to purchase minimum quantities of products every year. If we fail to do so in any given calendar year, we will be obligated to make a one-time payment at the end of the year in an amount equal to the difference between the value of the products forecasted to be purchased in that year and the products actually purchased.

The agreement has an initial term of three years. It will automatically extend for one 2-year period followed by 1-year periods unless a party notifies the other of its decision not to renew the agreement. The parties may terminate the agreement effective immediately for cause or upon notice in certain situations.

Twist—Supply Agreement

In November 2019, we entered into a supply agreement with Twist for the manufacture and supply of various RUO products, in particular target enrichment and library construction reagent sets.

Under the agreement, we may offer and resell products manufactured by Twist as part of “bundle” solutions. We may not offer such product as stand-alone products, unless we obtain Twist’s written consent. Twist is obligated to use its commercially best efforts to manufacture and deliver products in quantities ordered by us. We are required to provide Twist with a non-binding good faith six-months’ rolling written forecast, setting out forecasted quantities of the products to be purchased by us in monthly increments.

We can provide Twist with specifications of the products to be supplied by Twist or order ready-to-use products already manufactured by Twist. Once Twist accepts a purchase order from us, we are not allowed to cancel such an order, but Twist may cancel the purchase order if it cannot fulfill such order despite using commercially best efforts.

The agreement has an initial term of three years. It will automatically extend for one-year periods unless a party notifies the other of its decision not to renew the agreement. In addition, either party may terminate it without cause.

Human Capital Resources

We employ great minds in biotechnology and machine learning who continuously advance our algorithms, products and services to benefit clinical researchers around the world. Approximately 30% of our employees hold doctoral degrees in diverse fields that range from cell biology to computer science. Our employees bring widely varied expertise and competencies to our company. Our multidisciplinary team includes bioinformaticians, medical and genetic experts, scientists, software engineers, web developers, graphic designers, commercial experts and lab specialists, as well as staff in our administrative and corporate teams.

We pride ourselves on the excellence and integrity of our employees. We work towards the best quality and target the highest performance. Our corporate DNA, rooted in quality, precision and robustness, is the key to our success. We strive to foster an entrepreneurial, innovative and unique culture that ignites employees’ passion and inspires them to challenge the status quo. We create work environments that preserve and value individuality and diversity of viewpoints and approaches such that our employees trust each other and collaborate to achieve our collective goals.

The following strategies help ensure that we attract and retain high quality employees:

•

Attracting Talent. In 2020, approximately 140 new employees joined our team. Our dedicated and experienced global talent acquisition team identifies and attracts the most qualified candidates. Our locations were strategically selected to attract highly educated talent from renowned universities and engineering schools, and we regularly attend events and use social media to increase awareness of our brand to prospective candidates. As part of our hiring process, we conduct scientific and technical assessment to ensure that candidates have the appropriate skills and expertise.

•

Retaining and Developing Talent. As part of our effort to continuously motivate and engage our employees and provide professional development for our employees, we provide corporate talent reviews and follow-up individual development plans for our employees and have created career ladders with grading systems for all departments with detailed job descriptions on what is required at each level. We also perform employee engagement surveys that inform our dedicated taskforces as they continuously strive to increase employee satisfaction and morale.

•

Training. To help our employees integrate into our company, advance their knowledge and skills and remain at the forefront of innovation, we created Learning@SOPHiA, which consists of (i) an onboarding program with a new hire learning path, a manager’s guide to onboarding and a buddy system for new hires, (ii) ongoing learning paths with department specific training modules, technical and non-technical training, cross-functional information sessions, mentoring and soft skill training, and (iii) leadership and development programs for managers. In addition, for our salespersons, our sales success department provides commercial training, including consultative sales, negotiations skills and cold call training.

As of March 31, 2021, we had 415 employees across 30 countries, of whom 336 were located in EMEA, 63 were located in North America, 10 were located in Latin America and 6 were located in Asia. In addition, we had 11 temporary employees located in EMEA. Approximately 43% of our employees are engaged in research and development.

In certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. For instance, our employees in France are covered by the Syntec Collective Bargaining Agreement. In addition, pursuant to French regulations, we have established at our French subsidiary a Comité Social et Économique or Social and Economic Committee. We are not subject to any other collective bargaining agreements. We believe that our relationship with our employees is good.

Government Regulation

Laboratory Developed Tests

CLIA and State Laboratory Licensing

CLIA is a U.S. federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention, or treatment of disease, or impairment of, or the assessment of the health of, human beings. CLIA regulations require, among other things, clinical laboratories to obtain a certificate and mandate specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, test management, and quality assurance. CLIA certification is also required for us to be eligible to bill state and federal healthcare programs, if such reimbursement is otherwise available, as well as many private third-party payors, for our products.

In addition to federal certification requirements of laboratories under CLIA, CLIA provides that states may adopt laboratory regulations and licensure requirements that are more stringent than those under federal law. A number of states have implemented their own more stringent laboratory regulatory requirements. Such laws, among other things, establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. For example, New York laws and regulations establish standards for day-to-day operation of a clinical laboratory, including training and skill levels.

We do not currently operate a CLIA-certified laboratory. Our customers are responsible for their own CLIA certification.

Federal Oversight of Laboratory Developed Tests

The laws and regulations governing the marketing of clinical laboratory testing and diagnostic products are evolving and extremely complex and, in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Clinical laboratory tests are regulated under CLIA, as administered by CMS, as well as by applicable state laws. In addition, the FDCA defines a medical device to include any instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory, intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals. Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, pre-market clearance or approval, marketing and promotion, and sales and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets.

Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to in vitro diagnostics that are designed, manufactured and used within a single laboratory for use only in that laboratory. These tests are referred to as LDTs.

Legislative and administrative proposals proposing to amend the FDA’s oversight of LDTs have been introduced in recent years and we expect that new legislative and administrative proposals will continue to be introduced from time to time. It is possible that legislation could be enacted into law or regulations or guidance could be issued by the FDA which may result in new or increased regulatory requirements. For example, in recent years, the FDA has stated its intention to modify its enforcement discretion policy with respect to LDTs. The FDA could modify its current approach to LDTs in a way that would subject LDTs to additional regulatory requirements. Moreover, legislative measures could likewise result in a change to the approach to the FDA’s regulation over LDTs, including a requirement for premarket review of LDTs, among other things.

AI/ML-Based Medical Software

The FDA recognizes that the traditional paradigm of medical device regulation was not designed for adaptive AI/ML technologies. The FDA has cleared or approved several AI/ML-based software as medical devices (“SaMD”). Typically, these have only included algorithms that are “locked” prior to marketing, where algorithm changes likely require FDA premarket review for changes beyond the original market authorization. However, not all AI/ML-based SaMD are locked; some algorithms can adapt over time. Following distribution, these types of continuously learning and adaptive AI/ML algorithms may provide a different output in comparison to the output initially cleared for a given set of inputs.

The FDA’s Center for Devices and Radiological Health is currently considering a total product lifecycle-based regulatory framework for AI/ML technologies. On January 12, 2021, the FDA released its Artificial Intelligence/Machine Learning-Based Software as a Medical Device Action Plan, which outlines five actions that the FDA intends to take, including:

•	further developing the proposed regulatory framework, including through issuance of draft guidance on a predetermined change control plan (for software’s learning over time);

•	supporting the development of good machine learning practices to evaluate and improve machine learning algorithms;

•	fostering a patient-centered approach, including device transparency to users;

•	developing methods to evaluate and improve machine learning algorithms; and

•	advancing real-world performance monitoring pilots.

Medical Device Regulatory Framework

Pursuant to its authority under the FDCA, the FDA has jurisdiction over medical devices, which are defined to include, among other things, IVDs and SaMD. The FDA regulates the research, design, development, preclinical and clinical testing, manufacturing, safety, effectiveness, packaging, labeling, storage, recordkeeping, pre-market clearance or approval, adverse event reporting, marketing, promotion, sales, distribution and import and export of medical devices. Specifically, if the FDA begins to actively regulate LDTs, then, unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States could require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA (“510(k) clearance”) or approval from the FDA of a PMA application. Both the 510(k) clearance and PMA processes can be resource-intensive, expensive, and lengthy, and require payment of significant user fees.

Device Classification

Under the FDCA, medical devices are classified into one of three classes (Class I, Class II or Class III) depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to General Controls for Medical Devices, which require compliance with the applicable portions of the FDA’s Quality System Regulation, facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. While some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below, most Class I products are exempt from the premarket notification requirements.

Class II devices are those that are subject to the General Controls, as well as Special Controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These Special Controls can include performance standards, patient registries, FDA guidance documents and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process.

Class III devices include devices deemed by the FDA to pose the greatest risk, such as life-supporting, life-sustaining devices or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA process, which is generally more costly and time-consuming than the 510(k) process. Through the PMA process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA typically includes, but is not limited to, extensive technical information regarding device design and development, preclinical and clinical trial data, manufacturing information and labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

The 510(k) Clearance Process

Under the 510(k) clearance process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent” to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to a PMA, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) premarket notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including data from samples collected in a clinical setting, to make a determination regarding substantial equivalence which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process or seek reclassification of the device through the De Novo classification process.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to determine whether the proposed change requires a new submission in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by an internal letter-to-file in which the manufacture documents its reasoning for why a change does not require premarket submission to the FDA. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for such change. The FDA can always review these letters-to-file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing 510(k)-cleared device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite application(s).

The De Novo Process

The De Novo classification process is an alternate pathway to classify medical devices that are automatically classified into Class III but which are low to moderate risk. A manufacturer can submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk. De Novo classification may also be available after receipt of a “not substantially equivalent” letter following submission of a 510(k) to the FDA.

The PMA Approval Process

Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA.

Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	The device may not be shown safe or effective to the FDA’s satisfaction;

•	The data from pre-clinical studies and/or clinical trials may be found unreliable or insufficient to support approval;

•	The manufacturing process or facilities may not meet applicable requirements; and

•	Changes in FDA clearance or approval policies or adoption of new regulations may require additional data.

If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not-approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved by the FDA for marketing.

New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

In approving a PMA application, as a condition of approval, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer-term safety and effectiveness data for the device. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use. New PMA applications or PMA supplements may also be required for modifications to any approved diagnostic tests, including modifications to manufacturing processes, device labeling and device design, based on the findings of post-approval studies.

The Investigational Device Process

In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an investigational device exemption (“IDE”) application. Some types of studies deemed to present “non-significant risk” are deemed to have an approved IDE–without affirmative submission of an IDE application to the FDA–once certain requirements are addressed and IRB approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate IRBs at the clinical trial sites. Submission of an IDE will not necessarily result in the ability to commence clinical trials, and although the FDA’s approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria.

Such clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with good clinical practice regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA for any clinical trials subject to FDA oversight. The results of clinical testing may be unfavorable, or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application or clearance of a 510(k) premarket notification, for numerous reasons.

The Breakthrough Devices Program is a voluntary program intended to expedite the development, assessment and review of certain medical devices that provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating human diseases or conditions for which no approved or cleared treatment exists or that offer significant advantages over existing approved or cleared alternatives. All submissions for devices designated as Breakthrough Devices will receive priority review, meaning that the review of the submission is placed at the top of the appropriate review queue and receives additional review resources, as needed. Although Breakthrough Device designation or access to any other expedited program may expedite the development or approval process, it does not change the standards for approval. Access to an expedited program may also be withdrawn by the FDA if it believes that the designation is no longer supported by data from our clinical development program. Additionally, qualification for any expedited review procedure does not ensure that we will ultimately obtain regulatory clearance or approval for such product.

Research Use Only

In the United States, SOPHiA products labeled and sold for research use only, and not for the diagnosis or treatment of disease, are sold to a variety of parties, including biopharmaceutical companies, academic institutions and molecular laboratories. Because such products are not intended for use in clinical practice in diagnostics, and the products cannot include clinical or diagnostic claims, they are exempt from many regulatory requirements otherwise applicable to medical devices. In particular, while the FDA regulations require that RUO products be labeled “For Research Use Only. Not for use in diagnostic procedures,” the regulations do not otherwise subject such products to the FDA’s pre- and post-market controls for medical devices.

A significant change in the laws governing RUO products or how they are enforced may require a change to our business model in order to maintain compliance. For instance, in November 2013 the FDA issued the RUO Guidance, which highlights the FDA’s interpretation that distribution of RUO products with any labeling, advertising or promotion that suggests that clinical laboratories can validate the test through their own procedures and subsequently offer it for clinical diagnostic use as a laboratory, developed test is in conflict with RUO status. The RUO Guidance further articulates the FDA’s position that any assistance offered in performing clinical validation or verification, or similar specialized technical support, to clinical laboratories conflicts with RUO status. If we engage in any activities that the FDA deems to be in conflict with the RUO status held by the products that we sell, we may be subject to immediate, severe and broad FDA enforcement action that would adversely affect our ability to continue operations. Accordingly, if the FDA finds that we are distributing our RUO products in a manner that is inconsistent with its regulations or guidance, we may be forced to stop distribution of our RUO tests until we are in compliance, which would reduce our revenues, increase our costs and adversely affect our business, prospects, results of operations and financial condition. In addition, the FDA’s proposed implementation for a new framework for the regulation of LDTs may negatively impact the LDT market and thereby reduce demand for RUO products.

If the FDA requires marketing authorization of our RUO products in the future, there can be no assurance that the FDA will ultimately grant any clearance or approval requested by us in a timely manner, or at all.

Post-Market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•

QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products or the promotion of “off-label” uses of cleared or approved products;

•	requirements related to promotional activities;

•

clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

•

medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;

•

correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•

post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Device manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file and complaint files. Manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. A failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of products. The discovery of previously unknown problems with products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, including the following:

•	issuance of warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	requesting or requiring recalls, withdrawals or administrative detention, or seizure of our products;

•	imposing operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approvals for our products; or

•	criminal prosecution.

Authorization to Market In Vitro Medical Devices in the European Economic Area

In the EEA, in vitro medical devices are currently required to conform with the essential requirements of the EU In Vitro Diagnostic Directive (IVDD Directive No 98/79/EC, as amended, the “IVDD”). The scope of 98/79/EC applies to IVD medical devices and accessories, which can include not just reagents and kits but also instruments and software. To demonstrate compliance, ISO 13485 is recognized as the harmonized standard for regulatory quality system compliance. Companies are required to meet the essential requirements of the IVDD.

EU IVD Regulatory Classification

The risk presented by a device determines the classification and therefore the level of control and regulatory review required. Annex II of the IVDD identifies specific device types that are categorized as either high risk (List A) or moderate risk (List B). General IVDs may self-certify without the intervention of a Notified Body in order to affix the CE Marking. Self-test IVDs, because of the greater risk associated with being used by untrained lay users, have special requirements, while all other devices not classified as either List A, List B or self-test are regarded as general IVDs. SOPHiA currently has self-certified products in the EU market through SwissMedic.

On April 5, 2017, the EU adopted the new In Vitro Device Regulation (EU) 2017/746 (the “IVDR”), which repeals and replaces Directive No 98/79/EC effective May 2022. Unlike directives, which must be implemented into the national laws of the EU member states, a regulation is directly applicable, i.e., without the need for adoption of EU member state laws implementing them, in all EEA member states. The IVDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for in vitro diagnostic medical devices and ensure a high level of safety and health while supporting innovation. The IVDR will not become fully applicable until five years following its entry into force. Once applicable, the IVDR will, among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number; and

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU.

Brexit and the Regulatory Framework in the UK

On June 23, 2016, the electorate in the UK voted in favor of leaving the EU, commonly referred to as Brexit. On December 24, 2020, the UK and the EU entered into a Trade and Cooperation Agreement. The agreement sets out certain procedures for approval and recognition of medical products in each jurisdiction. Since the regulatory framework for medical products in the UK covering quality, safety and efficacy of medical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical medical is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime which applies to medical products in the UK, as the UK legislation now has the potential to diverge from EU legislation. It remains to be seen how Brexit will impact regulatory requirements for medical products in the UK in the long-term. The Medicines and Healthcare products Regulatory Agency published detailed guidance for industry and organizations to follow from January 1, 2021, which will be updated as the UK’s regulatory position on medicinal products evolves over time.

Following Brexit and the end of the transition period, there may be regulatory divergence between UK and EU regulations. A new UKCA mark will replace the CE mark in Great Britain (CE marks or CE UKNI marks will be required in Northern Ireland). CE marks will continue to be recognized in Great Britain for medical devices until June 30, 2023. However, all medical devices and IVDs must be registered with the Medicines and Healthcare products Regulatory Agency to be placed on the Great Britain market, subject to certain grace periods depending on the risk class of the medical device/IVD. From July 1, 2023, a UKCA mark will be required to place a device on the Great Britain market; however, manufacturers can use the UKCA mark on a voluntary basis prior to July 1, 2023. The nature of any new regulation in the UK is uncertain and as such we may experience delays in accessing the UK market.

EU-Swiss Institutional Framework Agreement

In May 2021, Switzerland decided to end seven years of negotiations with the EU and not sign the drafted EU-Swiss Institutional Framework Agreement (the “Framework Agreement”). The Framework Agreement was intended as the foundation to enhance and develop EU-Swiss bilateral relations for the future. At this stage, the impact on the termination of the EU-Swiss negotiations on medical product registration and market access is unknown and the nature of any new regulation in the EU or Switzerland is uncertain. As such, we may face additional requirements to market our products in the EU or Switzerland.

Other Jurisdictions

Outside the United States, the EU, the UK and Switzerland, regulatory pathways for the marketing of medical devices vary greatly from country to country. In many countries, local regulatory agencies conduct an independent review of medical devices prior to granting marketing approval and may require specific disclosure or localization to access the local market.

For instance, in Brazil all medical devices imported into or distributed within Brazil must first be registered with the Agência Nacional de Vigilância Sanitária (“ANVISA”) or the National Health Surveillance Agency. ANVISA is an autonomous regulatory agency responsible for the regulation and oversight of medical devices and other medical products in Brazil, including the registration of medical devices and the maintenance of a registered products database. The medical device company must be located in Brazil or arrange for a licensed third-party company to be the Brazilian registration certificate title holder. Resolution RDC 36/2015 of August 26, 2015 (“RDC 36/2015”) is the central regulation applicable to registration of in vitro diagnostic devices in Brazil, describing the protocol and documents required, including localization into Brazilian Portuguese. Chapter II set forth of RDC 36/2015 the classification scheme, assigning devices to one of four risk classes, based upon various rules enumerated therein. This classification structure is aligned with the EU’s one. If a device fits into more than one risk classification, its final risk class is the one associated with the highest risk level. Class I and Class II registrations do not expire. Class III and IV registrations are valid for ten years. Registration renewals must be initiated no earlier than one year and no later than six months prior to expiration. Manufacturers are also subject to audits to ensure compliance with the Brazilian Good Manufacturing Practices (“BGMP”) prior to receiving authorization to sell from ANVISA. BGMP audits may be fulfilled through other audits by recognized entities through the Medical Device Single Audit Program. RUO products are labeled accordingly and are not subject to these registration requirements. While we are currently able to market our SOPHiA platform and related solutions, products and services in Brazil, including through our Brazilian subsidiary, any changes to the regulatory framework for RUO products could result in additional costs to us, including expenses related to additional audits, translations and registration fees, or delays in accessing the Brazilian market, including due to the time required to obtain necessary ANVISA approvals.

In Turkey, medical devices are regulated by the Medicines and Medical Devices Agency within Ministry of Health and pursuant to the Medical Device Regulation, the Regulation on Active Implantable Medical Devices and the Regulation on In Vitro Diagnostic Medical Devices. These regulations generally resemble analogous EU directives and regulations. To be sold in Turkey, medical devices must bear a CE mark and must subsequently be registered in the Turkish Ministry’s online database (Turkish Drug and Medical Device National Databank, or TITUBB) in order to be marketed in Turkey. Manufacturers without local presence in Turkey must appoint a Local Authorized Representative. A product will generally be considered a medical device if it is marketed as a medical device in the EU. In recent years, software and mobile application medical devices have been increasing and the Medicines and Medical Devices Agency has considered certain software and mobile applications as medical devices, taking into consideration their intended use. In March 2021, the Product Safety and Technical Regulations Law No. 7223 (the “Product Safety Law”) became effective. The Product Safety Law reconciled some outstanding differences between Turkish and EU product safety standards, providing in part for manufacturer and importer liability in the event that a noncompliant or unsafe product causes harm or damage and mandating recall of such products. Because the current regulatory framework in Turkey closely parallels the EU’s framework, we do not currently experience material difficulties in marketing our SOPHiA platform and related solutions, products and services in Turkey that are unique to that jurisdiction.

Federal and State Health Care Laws

Federal Physician Self-Referral Prohibition

We are subject to the federal physician self-referral prohibition, commonly known as the Stark Law, and to comparable state laws. Together these restrictions generally prohibit us from billing a patient or governmental or private payor for certain designated health services, including clinical laboratory services, when the physician ordering the service, or a member of such physician’s immediate family, has a financial relationship, such as an ownership or investment interest in or compensation arrangement, with us, unless the relationship meets an applicable exception to the prohibition. Several Stark Law exceptions are relevant to many common financial relationships involving clinical laboratories and referring physicians, including: (1) fair market value compensation for the provision of items or services; (2) payments by physicians to a laboratory for clinical laboratory services; (3) space and equipment rental arrangements that satisfy certain requirements and (4) personal services arrangements that satisfy certain requirements. The laboratory cannot submit claims to the Medicare Part B program for services furnished in violation of the Stark Law and Medicaid reimbursements may be at risk as well. These prohibitions apply regardless of any intent by the parties to induce or reward referrals or the reasons for the financial relationship and the referral. Penalties for violating the Stark Law include significant civil, criminal and administrative penalties, such as the return of funds received for all prohibited referrals, fines, civil monetary penalties, exclusion from the federal health care programs, integrity oversight and reporting obligations, and imprisonment. In addition, knowing violations of the Stark Law may also serve as the basis for liability under the federal False Claims Act (the “FCA”), which can result in additional civil and criminal penalties.

Federal Anti-Kickback Law

The AKS makes it a felony for a person or entity, including a clinical laboratory, to knowingly and willfully offer, pay, solicit or receive any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in order to induce business that is reimbursable under any federal health care program. The government may also assert that a claim that includes items or services resulting from a violation of the AKS constitutes a false or fraudulent claim under the FCA, which is discussed in greater detail below. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Although the AKS applies only to items and services reimbursable under any federal health care program, a number of states have passed statutes substantially similar to the AKS that apply to all payors. Penalties for violations of such state laws include imprisonment and significant monetary fines. Federal and state law enforcement authorities scrutinize arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to induce patient care referrals or induce the purchase or prescribing of particular products or services. Generally, courts have taken a broad interpretation of the scope of the AKS, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce referrals or purchases. In addition to statutory exceptions to the AKS, regulations provide for a number of safe harbors. If an arrangement meets the provisions of an applicable exception or safe harbor, it is deemed not to violate the AKS. An arrangement must fully comply with each element of an applicable exception or safe harbor in order to qualify for protection. Failure to meet the requirements of the safe harbor, however, does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances.

Other Health Care Laws

In addition to the requirements discussed above, several other health care fraud and abuse laws could have an effect on our business.

The FCA prohibits, among other things, a person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval and from making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim in order to secure payment or retain an overpayment by the federal government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government intervenes and is ultimately successful in obtaining redress in the matter or if the plaintiff succeeds in obtaining redress without the government’s involvement, then the plaintiff will receive a percentage of the recovery. Finally, the Social Security Act includes its own provisions that prohibit the filing of false claims or submitting false statements in order to obtain payment. Several states have enacted comparable false claims laws which may be broader in scope and apply regardless of payor.

The Social Security Act includes civil monetary penalty provisions that impose penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. In addition, a person who offers or provides to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable under the civil monetary penalties statute. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries, for example, in connection with patient assistance programs, can also be held liable under the AKS and FCA. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The Office of Inspector General of the HHS emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient.

HIPAA created new federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The EKRA prohibits payments for referrals to recovery homes, clinical treatment facilities, and laboratories. EKRA’s reach extends beyond federal health care programs to include private insurance (i.e., it is an “all payor” statute). The full scope of EKRA is uncertain and is subject to a variety of interpretations.

The Physician Payments Sunshine Act, enacted as part of the ACA, also imposed annual reporting requirements on manufacturers of certain devices, drugs and biologics for payments and other transfers of value by them during the previous year to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its payments and other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives during the previous year.

Also, many states have laws similar to those listed above that may be broader in scope and may apply regardless of payor.

Efforts to ensure that our internal operations and business arrangements with third parties comply with applicable laws and regulations involve substantial costs. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the fraud and abuse laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, integrity oversight and reporting obligations, limitations to the sale of certain products or services, diminished profits and future earnings, and the curtailment or restructuring of our operations.

Coverage and Reimbursement

Sales of our SOPHiA platform and related solutions, products and services, if approved for IVD use, may depend substantially on the extent to which they are covered by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors.

In the United States, many significant decisions about reimbursement for new diagnostics and medicines are made by CMS, which decides whether and to what extent a new diagnostic or medicine will be covered and reimbursed under Medicare, although it frequently delegates this authority to local MACs. Private payors tend to follow Medicare to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel platforms, products and services such as ours. Outside the United States, the reimbursement process and timelines vary significantly. Certain countries, including a number of member states of the EU, set prices and make reimbursement decisions for diagnostics and pharmaceutical products, or medicinal products, as they are commonly referred to in the EU, with limited participation from the marketing authorization or CE mark holders, or may take decisions that are unfavorable to the authorization or CE mark holder where they have participated in the process.

Health Reform

In the United States and some foreign jurisdictions there have been, and continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality and expand access to care. For example, the ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs. There have been executive and judicial challenges to certain aspects of the ACA, as well as efforts to repeal, replace or alter the implementation of certain aspects of the ACA. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by the U.S. Congress. Thus, the ACA will remain in effect in its current form. Further, the Biden administration has taken executive action relating to the ACA and access to healthcare. It is possible that the ACA will be subject to judicial or congressional challenges in the future. It is unclear how any such challenges as well as the healthcare reform measures of the current U.S. presidential administration will affect our business, financial condition and results of operations. In addition, other legislative changes have been adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to CMS payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional congressional action is taken, with the exception of a temporary suspension of the 2% cut in Medicare payments from May 1, 2020 through December 31, 2021. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced CMS payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover Medicare overpayments to providers from three to five years. We expect that additional state, federal and foreign healthcare reform measures will be adopted in the future.

Data Privacy and Security

Health Insurance Portability And Accountability Act and Other U.S. Laws and Regulations

Under HIPAA, as amended by HITECH, HHS has issued security, privacy and breach notification regulations pertaining to PHI used or disclosed by certain entities, including certain health care providers such as us.

Three standards have been promulgated under HIPAA’s and HITECH’s regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards for the Protection of Electronic Protected Health Information, which require covered entities and business associates to implement and maintain certain security measures to safeguard certain electronic health information, including the adoption of administrative, physical and technical safeguards to protect such information.

The HIPAA privacy regulations cover the use and disclosure of PHI by covered entities as well as business associates, which are defined to include subcontractors that create, receive, maintain or transmit PHI on behalf of a covered entity or business associate, as well as their covered subcontractors. They also set forth certain rights that an individual has with respect to his or her PHI maintained by a covered entity, including the right to access or amend certain records containing PHI, or to request restrictions on the use or disclosure of PHI. The HIPAA security regulations establish requirements for safeguarding the confidentiality, integrity and availability of PHI that is electronically transmitted or electronically stored. HITECH, among other things, established certain health information security breach notification requirements. A covered entity must notify any individual whose PHI is breached according to the specifications set forth in the breach notification rule. The HIPAA privacy and security regulations establish a uniform federal “floor” for PHI and do not preempt state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI or insofar as such state laws apply to personal information that is broader in scope than PHI. In addition, individuals (or their personal representatives, as applicable) generally have the right to access test reports directly from laboratories and to direct that copies of those reports be transmitted to persons or entities designated by the individual.

HIPAA authorizes U.S. state attorneys general to file suit on behalf of their residents for violations. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to file suit against us in civil court for violations of HIPAA, its standards have been used as the basis for duty-of-care cases in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. In addition, violations of HIPAA could result in significant penalties imposed by the HHS’s Office for Civil Rights. HIPAA also mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA-covered entities, such as us, and their business associates for compliance with the HIPAA privacy and security standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty paid by the violator. Our company may receive, as part of the normal course of its business, PHI that is covered by HIPAA. Considering this, we have certain obligations under HIPAA regarding the use and disclosure of any PHI that may be provided to us. Therefore, noncompliance with privacy and security requirements imposed by HIPAA and HITECH could subject us to significant administrative, civil and criminal penalties.

Further, various states, such as California, have implemented privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information, and such laws may differ from each other, all of which may complicate compliance efforts. For example, on June 28, 2018, California enacted the CCPA, which became effective on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers about their data collection, use and sharing practices and provide such consumers new data protection and privacy rights, including the ability to opt out of certain sales of personal information, as that phrase is broadly defined. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, on November 3, 2020, California voters approved a new privacy law, the CPRA, which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions will become effective on January 1, 2023. State laws are changing rapidly and there is discussion in the United States of a new comprehensive federal data privacy law to which we would become subject if it is enacted.

Numerous other federal and state laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of patient health information. We intend to continue to comprehensively protect all personal information and to comply with all applicable laws regarding the protection of such information through our policies and procedures as well as through administrative, physical and technical safeguards.

General Data Protection Regulation and Other Foreign Laws and Regulations

As we are operating worldwide, including in the EU and the EEA member states, the UK, and Switzerland, we have to ensure the compliance of our processing activities with different data protection laws and regulations. Non-compliance with these data protection laws and regulations may not only result in high penalties, it can also cause a loss of reputation and trust.

In the EU and the EEA, processing operations of personal data, including health and genetic personal data, are governed by the GDPR. The GDPR strengthens the powers of the relevant authorities and adds a broad array of requirements for handling personal data, including, for example, requirements to establish a legal basis for processing, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, requirements to implement safeguards to protect the security and confidentiality of personal data that requires the adoption of administrative, physical and technical safeguards, shortened timelines for data breach notifications to appropriate data protection authorities or data subjects, limitations on retention and secondary use of information, increased requirements pertaining to health data and additional obligations when we contract third-party processors in connection with the processing of the personal data. EU and EEA member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU and the EEA member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA, security breach notifications and the security and confidentiality of personal data, including the following:

•	Lawfulness, fairness and transparency: Personal data must be processed lawfully, fairly and in a transparent manner.

•	Purpose limitation: Personal data must be obtained for specified, explicit and legitimate purposes and not further processed in a manner that is incompatible with those purposes.

•	Data minimization: Personal data processed must be adequate, relevant and limited to what is necessary.

•	Accuracy: Personal data must be accurate and, where necessary, kept up to date.

•	Storage limitation: Personal data must not be kept longer than is necessary.

•	Integrity and confidentiality: Appropriate technical and organizational measures must be put in place to guard against unauthorized or unlawful processing, loss, damage or destruction.

The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater, and other administrative penalties. The UK has transposed the GDPR into domestic law, with its version of the GDPR that took effect on January 1, 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines for certain violations.

In addition, processing of personal data may be governed by the FADP. The FADP provides for data protection principles that are substantially similar to those applied under the GDPR. The FADP is undergoing a revision that aims to ensure an adequate level of data protection and compatibility with the GDPR. The revised FADP is expected to enter into force in 2022. The purpose of the FADP is to protect the personality rights, including privacy rights, and the fundamental rights of data subjects. The FADP is broad in its material scope and applies to personal data processing activities carried out by federal authorities, private organizations and individual private persons (excluding processing activities for exclusively personal use). The territorial scope of the FADP goes beyond those processing operations carried out in Switzerland, also covering operations that have an effect in Switzerland, even if they originate in another country. Sensitive personal data, including health data, genetic data and biometric data, which unequivocally identify a natural person, are subject to stricter protective measures in various respects. For example, (i) if consent is required, it must be given expressly in the case of processing of sensitive personal data, (ii) controllers must declare their data files to the FDPIC if they regularly process sensitive personal data, (iii) sensitive data must not be disclosed to third parties without justification, (iv) the controller of a data file is obliged to inform the data subject of the collection of sensitive personal data and (v) disclosing sensitive personal data in breach of a professional confidentiality obligation may be criminally prosecuted. Processing activities by companies must not harm the privacy or personality of the data subject. If the FADP is violated, the FDPIC may request that the processing is fully or partially adjusted, suspended or terminated. Additionally, the FADP authorizes certain criminal fines of up to CHF 10,000. The revised FADP will authorize criminal fines for certain violations of up to CHF 250,000. Such fines are mainly imposed upon the individual responsible for the violation. However, the revised FADP also authorizes fines of up to CHF 50,000 on the responsible data controller or processor. Fines under the FADP may be imposed in addition to fines under other data protection regimes. As part of our processing activities, we implemented a global compliance plan with applicable laws and regulations, which includes in particular:

•	the appointment of a Data Protection Officer;

•	the creation of the Data Protection Committee and the Information Security Committee, of which the Data Protection Officer and the Information Security Director are the respective manager;

•	the implementation of contractual documentation with our collaborators, aligned with the GDPR requirements;

•	the preparation of procedures and guidelines, such as a global data protection policy, a data breach responses plan and standard operating procedures for data subject requests; and

•	the realization of global data mapping by the Data Protection Officer, the Information Security Director and the Compliance Manager.

In particular, the purpose of the Data Protection Committee is to ensure the data and information we process are protected against data protection risks (in compliance with various data privacy regulations and principles of good governance) as well as to assess the effectiveness of our systems, controls and procedures.

The Data Protection Officer is in charge, in particular, of establishing and maintaining processes for receiving, documenting, tracking, investigating and taking actions on all complaints concerning data protection and considering the risks associated with processing operations, taking into account the nature, scope, context and purposes of processing.

For more information regarding risks relating to data privacy and security laws and regulations, see “Risk Factors—Risks Related to Governmental Regulation—We are subject to stringent privacy and, information security laws and regulations and changes in such laws and regulations could adversely affect our business.”

Information Security

We have implemented protections consistent with the ISO/IEC 27001:2013 standard with respect to technical and physical security in an effort to ensure a level of security appropriate to the risk of our processing activities, in particular with respect to protecting the personal data and customer data we process against damage, loss and unauthorized access, use, modification, disclosure, destruction or other misuse. For this purpose, we have what we believe are adequate data breach response plans, disaster recovery plans and security arrangements in place. However, there can be no assurance that our efforts will be successful in protecting against adverse events or successfully mitigating their effects. For more information regarding risks relating to information security, see “Risk Factors—Risks Related to Our Business and Industry—Security or data privacy breaches, other unauthorized or improper access, or denial of access (e.g., ransomware) could result in additional costs, loss of revenue, significant liabilities, harm to our brand and decreased use of our SOPHiA platform and related solutions, products or services.”

Data Use Rights

As part of our activities, we process thousands of genetic profiles for all our customers around the world. As a result, and in accordance with applicable data protection laws and regulations, we may produce aggregate anonymized statistical data from the results of all analysis performed using our proprietary algorithms (“Insights”), which are our sole and exclusive property.

Hence, a distinction is made between customer data (i.e., the data uploaded by our customers on our SOPHiA platform) on the one hand and other data generated and developed by us (i.e., the results of the performance of our proprietary algorithms, such as Insights) on the other hand. In this respect, Insights are generated using our proprietary algorithms in the context of our SOPHiA platform and constitute our know-how and trade secrets.

As part of the performance of our services related to our commercial and research and development activities and in accordance with our contractual documentations accepted by our customers and collaborators, we may use our customers’ and collaborators’ data in particular: (i) for the performance of our contractual obligations; (ii) to anonymize data (and consequently reuse anonymized data); (iii) for scientific or research purposes; (iv) for inclusion in clinical trials; (v) in order to improve our products and/or services; and (vi) as permitted by applicable laws and regulations.

In addition, in accordance with the FADP and the GDPR, we can reuse customer data (including personal data) for further processing activities for statistical purposes. European data protection authorities have previously noted that processing for statistical purposes and for research purposes (including marketing research) are contexts where legitimate purpose can arise. In addition, the processing of personal data for purposes other than those for which the personal data was initially collected should be allowed where the processing is compatible with the purposes for which the personal data was initially collected.

Specific derogations apply for processing operations for statistical purposes, in accordance with the GDPR, as follows:

•

personal data can be stored for longer periods insofar as the personal data will be processed solely for statistical purposes subject to implementation of the appropriate technical and organizational measures;

•

information obligations in processing for statistical purposes do not apply if they would involve a disproportionate effort; consideration of this takes into account the number of data subjects and the age of the data, and appropriate safeguards must be adopted; and

•	restrictions of the right of a data subject to exercise its “right to erasure” apply if it is likely to significantly impair processing for statistical purposes.

Meanwhile, processing for statistical purposes is subject to certain requirements to:

•	set up appropriate safeguards to protect the rights and freedoms of the data subject; and

•	implement adequate technical and security measures entrenching the principle of data minimization and using pseudonymized data as the default.

Insights consist of aggregated data providing general trends without identifying individual data subjects and do not contain personally identifiable information. The GDPR does not apply to data that does not relate to or identify an individual, such as aggregated data sets. Consequently, such data sets do not constitute personal data or identifiable information under the GDPR. We believe we have taken reasonable measures to ensure appropriate safeguards and adequate technical and security measures for the processing activities required to generate Insights.

Environmental, Health and Safety Regulations

We are subject to various federal, state, local and foreign environmental, health and safety laws and regulations and permitting and licensing requirements. Such laws include those governing laboratory practices, the generation, storage, use, manufacture, handling, transportation, treatment, remediation, release and disposal of, and exposure to, hazardous materials and wastes, and worker health and safety. Our operations involve the generation, use, storage and disposal of hazardous materials, and the risk of injury, contamination or non-compliance with environmental, health and safety laws and regulations or permitting or licensing requirements cannot be eliminated. Compliance with environmental laws and regulations has not had a material effect on our capital expenditures, earning or competitive position.

International Regulations

Many countries in which we may offer any of our diagnostic tests in the future have anti-kickback regulations prohibiting providers from offering, paying, soliciting or receiving remuneration, directly or indirectly, in order to induce business that is reimbursable under any national health care program. In situations involving physicians employed by state-funded institutions or national health care agencies, violation of the local anti-kickback law may also constitute a violation of the FCPA.

The FCPA prohibits U.S. and other individuals and companies, and their employees, agents, and intermediaries from offering, providing, giving or authorizing the provision of, directly or indirectly through a third party, including any potential distributors we may rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. We can also be held liable for the corrupt or illegal activities of our agents and intermediaries, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, the FCPA requires public companies to maintain accurate books or records and to maintain a system of internal accounting controls.

Violations of the FCPA’s anti-bribery provisions for corporations and other business entities are subject to a fine of up to $2 million, and officers, directors, stockholders, employees, and agents are subject to a fine of up to $100,000 and imprisonment for up to five years. Other countries, including the UK and other member states of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, have similar anti-corruption regulations, such as the United Kingdom Bribery Act 2010.

When marketing our diagnostic tests outside of the United States, we may be subject to foreign regulatory requirements governing human clinical testing, prohibitions on the import of tissue necessary for us to perform our diagnostic tests or restrictions on the export of tissue imposed by countries outside of the United States or the import of tissue into the United States, and marketing approval. These requirements vary by jurisdiction, differ from those in the United States and may in some cases require us to perform additional pre-clinical or clinical testing. In many countries outside of the United States, coverage, pricing and reimbursement approvals are also required.

Facilities

We do not own any real property. We believe that our facilities meet our present needs and we are continuously reviewing our space requirements. The table below sets forth the sizes and uses of our facilities:

Location	Primary Function	Approximate Size

Rue du Centre 172 CH-1025 Saint-Sulpice Switzerland	Office	19,000 ft2

Campus Biotech Chemin des Mines 9 1202 Geneva Switzerland(1)	Office & Laboratory	5,400 ft2

A-ONE Park Building B2 Z.A La Pièce 4, 1180 Rolle Switzerland(2)	Office & Laboratory	11,800 ft2

Technopole Izarbel 374 Allée Antoine d’Abbadie Créaticité bâtiment A 64210 Bidart France	Office	3,450 ft2

Bâtiment GIENAH 11 avenue de Canteranne 33600 Pessac France	Office	3,450 ft2

185 Dartmouth Street Boston, Massachusetts 02116 USA	Office	4,880 ft2

(1)	Our lease at Campus Biotech expires in August 2021 and we do not plan to renew it.
(2)	Our lease at A-ONE Park includes additional 7,600 ft2 and 19,400 ft2 of office space leased as of January 1, 2022 and February 1, 2022, respectively.

We continuously review our anticipated requirements for facilities and, on the basis of that review, may from time to time acquire or lease additional facilities and/or dispose of existing facilities. We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. The results of litigation and claims cannot be predicted with certainty. As of the date of this prospectus, we do not believe that we are party to any claim or litigation the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

Management

Executive Officers and Board of Directors

The following table presents information about our executive officers and directors upon the effectiveness of the registration statement of which this prospectus forms a part. The term of each of our directors is one year and, accordingly, will expire at our annual general meeting of shareholders to be held in 2022. Ages are as of June 30, 2021.

Name	Position(s)	Age

Executive Officers and Directors

Jurgi Camblong	Chief Executive Officer and Director	43

Bram Goorden	Chief Operating Officer	47

Ross Muken	Chief Financial Officer	41

Daan van Well	Chief Legal Officer	47

Non-Executive Directors

Troy Cox	Chairman of the Board of Directors	57

Tomer Berkovitz	Director	42

Kathy Hibbs	Director	57

Didier Hirsch	Director	70

Vincent Ossipow	Director	52

Milton Silva-Craig	Director	53

Unless otherwise indicated, the current business address for our executive officers and directors and our non-executive directors is SOPHiA GENETICS SA, Rue du Centre 172, CH-1025 Saint-Sulpice, Switzerland.

Executive Officers

Jurgi Camblong, Ph.D., M.B.A., has served as our Chief Executive Officer and a member of our board of directors since March 2011 when he co-founded our company with Dr. Pierre Hutter and Professor Lars Steinmetz. From 2010 to 2011, Dr. Camblong served as the Chief Executive Officer of Gene Predictis SA. Prior to that, Dr. Camblong was a post-doctoral associate researcher at Oxford University and at the University of Geneva. Dr. Camblong was a member of the Advisory Council on Digital Transformation to the Swiss Government and is a Board member of the Swiss Biotech Association. Dr. Camblong holds a Ph.D. in life sciences from the University of Geneva and an Executive M.B.A. in management of technology from EPFL/HEC Lausanne.

Bram Goorden, M.Sc., has served as our Chief Operating Officer since August 2020. Mr. Goorden has more than 20 years of leadership experience in the life sciences industry. From 2018 to 2020, Mr. Goorden served as the Vice President of International Business and Partnering of Foundation Medicine Inc. From 2016 to 2018, Mr. Goorden served as the General Manager, Head of Therapeutics of Prometheus Laboratories, Inc., a Nestlé Health Science company. Prior to that, Mr. Goorden held various strategic and operations management roles at Nestlé Health Science S.A., UCB S.A. and Eli Lilly and Company. Mr. Goorden holds an M.Sc. in commercial engineering from the University of Antwerp.

Ross Muken, B.Sc., has served as our Chief Financial Officer since February 2021. From 2019 to 2020, Mr. Muken served as the Chief Financial Officer of Click Therapeutics, Inc. From 2012 to 2019, Mr. Muken served as the Senior Managing Director and Partner of Equity Research at Evercore/ISI Group. Prior to that, Mr. Muken served in various roles at Deutsche Bank, including as Managing Director of Equity Research, and at Thomas Weisel Partners. Mr. Muken holds a B.Sc. in business administration from Boston University.

Daan van Well, LL.M., M.B.A., has served as our Chief Legal Officer since June 2019. Mr. Van Well has more than 20 years of legal, governance and compliance experience. From 2018 to 2019, Mr. Van Well served as the founder and managing partner of consulting firm SpringWorks Sàrl. From 2010 to 2017, Mr. Van Well served in various legal positions with PwC Switzerland, including as the Head of Legal from 2011 to 2017. Prior to that, Mr. Van Well served as corporate secretary and senior legal counsel of Royal Ahold N.V. (currently Koninklijke Ahold Delhaize N.V.) and practiced law at Loyens & Loeff N.V. in Rotterdam, The Netherlands. Mr. Van Well holds a LL.M. in Dutch civil law from Utrecht University and an Executive M.B.A. in management and corporate finance from HEC Lausanne. Mr. Van Well is co-founder and shareholder of Gran Fondo B.V., a Dutch craft beer company commercializing ABLOC beer.

Non-Executive Directors

Troy Cox, M.B.A., has served as the Chairman of our board of directors since June 2019. From 2017 to 2019, Mr. Cox served as the chief executive officer of Foundation Medicine Inc. From 2010 to 2017, Mr. Cox served as the senior vice president of U.S. commercial of Genentech, Inc. Prior to that, Mr. Cox held various executive and senior positions at UCB S.A., Sanofi-Aventis U.S. LLC and Schering-Plough Corporation. In addition to our board of directors, Mr. Cox serves on the board of directors of Massachusetts Biotechnology Council, Zymeworks Inc., LetsGetChecked and CM Life Sciences II Inc. and previously served on the board of directors of Foundation Medicine Inc. Mr. Cox holds an M.B.A. from the University of Missouri.

Tomer Berkovitz, Ph.D., has served as a member of our board of directors since March 2021. Since 2018, Dr. Berkovitz has served as General Partner and Chief Financial Officer of aMoon Fund, where he co-leads aMoon’s Growth fund. From 2014 to 2018, Dr. Berkovitz served as the Chief Operating Officer and Chief Financial Officer of Alcobra Ltd. Prior to that, Mr. Berkovitz served as an Executive Director in J.P. Morgan’s investment banking division in New York. In addition to our board of directors, Dr. Berkovitz serves on the board of directors of several other healthcare companies in the aMoon portfolio. Dr. Berkovitz holds a Ph.D. in finance from Columbia Business School.

Kathy Hibbs, J.D., has served as a member of our board of directors since March 2021. Since 2014, Ms. Hibbs has served as the Chief Legal and Regulatory Officer of 23andMe, Inc. Prior to that, Ms. Hibbs held various leadership roles in legal, business development and compliance functions at Genomic Health, Inc., Monogram Biosciences Inc. and Varian Medical Systems, Inc. Ms. Hibbs previously served on the board of directors of Decipher Biosciences, Inc. Ms. Hibbs holds a J.D. from the University of California, Hastings College of Law.

Didier Hirsch, M.Sc., M.S., has served as a member of our board of directors since June 2020. From 2010 to 2018, Mr. Hirsch served as the senior vice president and chief financial officer of Agilent Technologies, Inc. Prior to that, Mr. Hirsch held various leadership roles in finance at Agilent Technologies, Inc. and Hewlett-Packard Company. In addition to our board of directors, Mr. Hirsch serves on the board of directors of Logitech International S.A. and Knowles Corporation and previously served on the board of directors of International Rectifier Corporation. Mr. Hirsch holds an M.Sc. in computer science from Toulouse University and an M.S. in industrial administration from Purdue University.

Vincent Ossipow, Ph.D., has served as a member of our board of directors since June 2014. Dr. Ossipow has been a partner at Omega Funds. Dr. Ossipow has also served as the Chief Scientific Officer of Omega Alpha

SPAC since January 2021. Prior to that, Dr. Ossipow held various investment management positions at Sectoral Asset Management and Pictet Bank. In addition to our board of directors, Dr. Ossipow serves on the board of directors of Immunic, Inc., BioInvent International AB, FoRx SA and eTheRNA immunotherapies NV and previously served on the board of directors of Andrew Alliance S.A., Lifespan, Inc., Raindance Technologies, CNx SA and Kuros Biosciences AG. Dr. Ossipow holds a Ph.D. in molecular biology from the University of Geneva.

Milton Silva-Craig, J.D., M.B.A., has served as a member of our board of directors since November 2019. Since 2014, Mr. Silva-Craig has served as the Chief Executive Officer of Q-Centrix, LLC. Prior to that, Mr. Silva-Craig held executive positions at TransUnion LLC, Technology Solutions Company, Emageon Inc and General Electric Healthcare. In addition to our board of directors, Mr. Silva-Craig serves on the board of directors for Q-Centrix, LLC and previously served on the board of directors of HealthMyne, Inc. Mr. Silva-Craig holds a J.D. and M.B.A. from the University of Wisconsin – Madison.

All of our directors were appointed pursuant to our shareholders’ agreement, which will terminate upon the closing of this offering. See “Related Party Transactions—Shareholders’ Agreement.”

There are no family relationships among any of our directors or executive officers.

Board Composition and Election of Directors After This Offering

Our board of directors will be composed of seven members after this offering. Each director is elected for a one-year term. The members of our board of directors will serve until our first annual general meeting of shareholders as a public company in 2022.

We are a foreign private issuer under the rules of the SEC. As a result, in accordance with the Nasdaq listing standards, we will rely on home country governance requirements and certain exemptions thereunder rather than on Nasdaq’s corporate governance requirements, including the requirement that, within one year of the completion of this offering, we have a board that is composed of a majority of independent directors. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.”

Committees of the Board of Directors

Our board of directors will have three committees upon the effectiveness of the registration statement of which this prospectus forms a part: an audit committee, a compensation committee and a nomination and corporate governance committee.

Audit Committee

The audit committee, which is expected to consist of Didier Hirsch (chair), Kathy Hibbs and Milton Silva-Craig, will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee will be directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm that our shareholders elect as our external auditors. The audit committee will consist exclusively of members of our board of directors who are financially literate, and each of Didier Hirsch and Milton Silva-Craig is considered an “audit committee financial expert” as defined by the SEC. Our audit committee complies with Rule 10A-3(b)(1) of the Exchange Act. Our board of directors has determined that each of Didier Hirsch, Kathy Hibbs and Milton Silva-Craig satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee will be governed by a charter that complies with the Nasdaq listing standards that apply to us. The audit committee will have the responsibility to, among other things:

•

select, appoint, compensate, retain, terminate and oversee the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•	pre-approve the audit services and non-audit services (including the fees and terms thereof) to be provided by the independent auditor pursuant to pre-approval policies and procedures;

•	review and approve the planned scope and timing of our independent registered public accounting firm’s annual audit plan(s);

•

discuss significant findings from the audit and any problems or difficulties encountered, including any restrictions on the scope of our independent registered public accounting firm’s activities or on access to requested information, and any significant disagreements with management;

•

evaluate the independent auditor’s qualifications, performance and independence, and present its conclusions with respect to the independent auditor to the board of directors on at least an annual basis;

•

supervise the ethics committee as provided in the Code of Ethics, consider related party transactions and supervise compliance with any other policies over which the audit committee has oversight authority;

•

review and discuss with management and the independent auditor the annual audited consolidated and stand-alone financial statements and unaudited quarterly financial statements and make its recommendation to the board of directors for their presentation to the general meeting of shareholders for approval;

•

review with management and the independent auditor (i) any analyses or other written communications prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, (ii) our critical accounting policies and practices, (iii) the effect of regulatory and accounting initiatives, as well as off-balance-sheet transactions and structures, on our financial statements and (iv) any major issues regarding accounting principles and financial statement presentations;

•	in conjunction with the chief executive officer and chief financial officer, review disclosure controls and procedures and internal control over financial reporting;

•	review and discuss with the independent auditor any audit problems or difficulties and management’s response thereto;

•	discuss with the chief financial officer and the chief executive officer the results of its review of the management or internal control letter issued by the independent auditor;

•	resolve disagreements between management and the auditor regarding our financial reporting;

•	review our risk asessment and risk management policies and practices;

•

establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, as well as the receipt of summary whistleblower reports and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	review our compliance with laws and regulations; and

•	review any major litigation or investigations against us that may have a material impact on our financial statements.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least quarterly.

Compensation Committee

The compensation committee, which is expected to consist of Milton Silva-Craig (chair), Troy Cox and Tomer Berkovitz, will support our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of the board of directors and the executive officers. The compensation committee may submit proposals to the board of directors on other compensation-related matters. Swiss law requires that we have a compensation committee, so in accordance with Nasdaq listing standards, we will follow home country requirements with respect to the compensation committee. As a result, our practice will vary from Nasdaq listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. Commencing with our annual general meeting of shareholders in 2022, the members of the compensation committee will be elected by our annual general meeting of shareholders. The board of directors will appoint the chair of the compensation committee and fill any vacancies until the following annual general meeting of shareholders.

The compensation committee will have the responsibility to, among other things:

•	regularly review and make recommendations to the board of directors regarding our compensation and benefits strategy and guidelines;

•	review and make recommendations to the board of directors regarding the compensation of the members of the board of directors, of the executive committee and of our extended management team;

•	prepare the proposals to the shareholders’ meeting regarding the compensation of the members of the board of directors and of the executive committee;

•

review and approve the recommendation of our chief executive officer regarding the fixed and variable compensation, including incentive plan participation and benefits, of the members of the management team other than members of the executive committee;

•

review and make recommendations to the board of directors regarding our compensation and benefits plans (cash and/or equity-based plans) and, where appropriate or required, make recommendations to adopt, amend and terminate such plans;

•	to the extent not delegated by the compensation committee to a different body or a third party, administer our compensation and benefits plans; and

•	review and assess risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on us.

Nomination and Corporate Governance Committee

The nomination and corporate governance committee, which is expected to consist of Kathy Hibbs (chair), Troy Cox and Didier Hirsch, will be responsible for director and board committee nominations, succession planning, performance evaluation and reviewing and amending, if required, our corporate governance framework and guidelines. The members of the nomination and corporate governance committee and its chair will be appointed by our board of directors.

The nomination and corporate governance committee will have the responsibility to, among other things:

•

determine selection criteria for the succession of the members of the board of directors and board committees, our chief executive officer and our chief financial officer, and establish such succession planning

(including for the event of the incapacitation, retirement or removal of such individuals) by making recommendations to the board of directors;

•	oversee searches, identify qualified individuals and recommend individuals for membership on the board of directors and for the position of chief executive officer;

•	recommend individuals for appointment to the audit committee annually and as vacancies or newly created positions occur;

•	at least annually, prepare the board of directors’ assessment of the performance of the board of directors and board committees and of our chief executive officer;

•	review the recommendations of the other board committees based on their self-evaluations and discuss its own evaluation with the board of directors;

•	monitor and assess developments and trends in corporate governance to the extent that these do not have an impact on the activities and tasks of the audit committee or the compensation committee;

•

review proposals to be made to the board of directors for the amendment of our amended and restated articles of association, our organizational regulations, and any other charter, rules or regulations;

•	approve in advance any acceptance by a member of our management of a position as member of the board of directors in companies not belonging to our group;

•	periodically review and assess the adequacy of the charter of the nomination and corporate governance committee and recommend any proposed changes to the board of directors for approval;

•	if it deems necessary, develop and recommend to the board of directors corporate governance guidelines for us;

•	periodically review and reassess the adequacy of the Code of Ethics and recommend any proposed changes to the board of directors;

•	oversee compliance with the Code of Ethics and report on such compliance to the board of directors;

•	supervise the ethics committee as provided in the Code of Ethics; and

•

review and consider any requests for waivers of the Code of Ethics for members of our board of the directors, our management and other senior financial officers, and make a recommendation to our board of directors with respect to such request for a waiver.

Code of Ethics

We have adopted the Code of Ethics, which is applicable to all of our employees, executive officers and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the Code of Ethics will be available on our website www.sophiagenetics.com. Our board of directors will be responsible for overseeing the Code of Ethics and will be required to approve any waivers of the Code of Ethics for our executive officers and directors. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F.

Corporate Governance Practices

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance standards required by Nasdaq for U.S.

companies. Accordingly, we intend to follow Swiss corporate governance rules in lieu of certain of Nasdaq’s corporate governance requirements. The significant differences between our Swiss corporate governance rules and Nasdaq’s corporate governance requirements are set forth below:

•

Exemption from the requirement that a majority of the board of directors be comprised of independent directors and that there be regularly scheduled meetings with only the independent directors present. Swiss law does not have such a requirement.

•	Exemption from the requirements that the compensation committee and the nomination and corporate governance committee be comprised of independent directors. Swiss law does not have such requirements.

•	Exemption from quorum requirements applicable to meetings of shareholders. Swiss law does not have such quorum requirements.

•	Exemption from the requirement that independent directors meet at regularly scheduled executive sessions. Swiss law does not have such a requirement.

•

Exemption from the requirement to disclose within four business days of any determination to grant a waiver of the Code of Ethics to directors and executive officers. Although we will require approval by our board of directors for any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq listing standards.

•

Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. Our amended and restated articles of association will provide that our board of directors is authorized, in certain instances, to issue a certain number of ordinary shares without re-approval by our shareholders.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that it nevertheless complies with Nasdaq’s Notification of Noncompliance requirement (Rule 5625) and the Voting Rights requirement (Rule 5640) and that it has an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to use these exemptions for as long as we continue to qualify as a foreign private issuer.

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, the aggregate compensation paid or accrued to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was $2.4 million. Pursuant to Swiss law, beginning at our first annual general meeting as a public company in 2022, we will be required to submit the aggregate amount of compensation of our board of directors and the aggregate amount of compensation of our executive officers to a binding say-on-pay vote by our shareholders.

In connection with this offering, we intend to grant restricted stock unit and option awards to certain of our executive officers under our 2021 Equity Incentive Plan. Specifically, each eligible executive officer will receive an award of restricted stock units for 25% of the aggregate grant date fair value of their awards and an award of options at an exercise price equal to the initial public offering price per share for the remaining 75% of the aggregate grant date fair value of their awards. These awards will have the same vesting schedule, with one-fourth of each award vesting upon the first anniversary of the vesting commencement date and the remaining three-fourth of the award vesting in equal monthly installments over the subsequent three years, in each case, subject to the executive officer’s continued service with us through the applicable vesting date. In addition, in connection with this offering, we intend to grant restricted stock unit awards to our non-employee directors under our 2021 Equity Incentive Plan. Each restricted stock unit award will vest upon our next annual general meeting of shareholders, subject to the non-employee director’s continued service with us through such date.

Equity Incentive Plans

Prior Plans

Historically, we granted equity compensation in the form of stock options to purchase our ordinary shares to our directors, employees and advisors under the ISOPs.

The 2013 ISOP and 2019 ISOP were initially adopted by our board of directors on May 16, 2013 and March 6, 2019, respectively. On April 22, 2021, our board of directors approved certain amendments to our 2019 ISOP. Following this offering and in connection with the effectiveness of the SOPHiA GENETICS 2021 Equity Incentive Plan, no further options will be granted under the ISOPs. However, all outstanding options under the ISOPs will continue to be governed by their existing terms under their applicable plan.

Plan Administration. The purpose of the ISOPs is to give participants the opportunity to participate in our future success, thereby furthering the interests of the Company and our shareholders. The ISOPs are administered by our board of directors, subject to the board of directors’ discretion to delegate any administrative responsibilities. All decisions made by our board of directors pursuant to the ISOPs are final, conclusive and binding on all participants.

Eligible Participants. Our board of directors has the absolute discretion to select from and grant options under the ISOPs to directors, employees and advisors of the Company and its subsidiaries.

Vesting and Exercise. Options granted under the 2013 ISOP generally vest in two equal installments, on the second and third anniversary of the grant date, and options granted under the 2019 ISOP generally vest in four equal installments, on the first four anniversaries of the grant date, in each case, subject to the participant’s continued employment or service with us through the applicable vesting date. Subject to the limitation of any applicable securities or tax law, options may be exercised as soon as they vest if the participant has paid the exercise price and the applicable withholding tax, entered into our shareholders agreement applicable at the time the options were exercised, and executed and delivered any other documents required by law.

Termination of Service. If a participant’s employment or service with us is terminated by us for cause, by the participant’s resignation, or as a result of the participant’s breach of the applicable ISOP or award agreement thereunder, our shareholders agreement, any other agreement pertaining the participant’s employment or service with us, such as any restrictive covenant the participant is subject to, or any applicable law, then all of the participant’s options, whether vested or unvested, will be immediately forfeited without consideration. If a participant’s employment or service with us is terminated due to the participant’s retirement, then the participant’s vested options will remain exercisable for three years following retirement under the 2013 ISOP and for 12 months following retirement under the 2019 ISOP. If a participant’s employment or service with us is terminated due to the participant’s disability, then the participant’s unvested options will continue to vest for a further three years under the 2013 ISOP and a further 18 months under the 2019 ISOP. If a participant’s employment or service with us is terminated for any other reason, then, under the 2013 ISOP, the participant’s options will continue to vest for a further three years, and under the 2019 ISOP, the participant’s vested options will remain exercisable for 12 months following termination. Any option that is unvested on the date a participant’s employment or service with us is terminated or, if applicable, at the end of the extended vesting period following such termination, is forfeited for no consideration. Before completion of this offering, we plan to amend the terms of the existing unvested options held by our executive officers and certain other employees to provide that such options will vest immediately if either we terminate the participant’s employment relationship for any reason other than for cause, or if the participant terminates his or her employment relationship for good reason.

Change in Control. Under the 2013 ISOP, in the event of a change of control or an initial public offering of the Company, unvested options will become fully vested and exercisable on the date of such change of control or offering. Under the 2019 ISOP, in the event of a change of control of the Company or a business combination between the Company and a special purpose acquisition company, unvested options will become fully vested and exercisable on the date of such change of control or business combination, and in the event of an initial public offering or a public listing of the Company, unvested options that would otherwise vest during the six months following such offering or listing will become fully vested and exercisable on the date of such offering or listing. Before completion of this offering, we plan to amend the terms of the existing unvested options held by our executive officers and certain other employees to provide that such options will vest immediately in the event of a change of control of the Company.

Termination and Amendment. Our board of directors has the authority to construe, interpret, amend or terminate the ISOPs and to establish and amend rules and regulations relating to the administration of the ISOPs.

2021 Equity Incentive Plan

On June 29, 2021, our shareholders approved the SOPHiA GENETICS SA 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan”) that our board of directors had previously adopted. The purpose of the 2021 Equity Incentive Plan is to motivate and reward performance of our employees, directors, consultants and advisors and further the best interests of the Company and our shareholders. The 2021 Equity Incentive Plan is the sole means for the Company to grant new equity incentive awards following this offering.

Plan Administration. The 2021 Equity Incentive Plan is administered by the compensation committee of our board of directors, subject to the board of directors’ discretion to administer or appoint another committee to administer it.

Awards. Equity incentive awards under the 2021 Equity Incentive Plan may be granted in the form of options (including incentive stock options and non-qualified stock options), share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards. Options and share appreciation rights will have an exercise price determined by the compensation committee and, in the case of options granted to a participant subject to U.S. taxation, will not be less than fair market value of the underlying ordinary shares on the date of grant (or, if such options consist of incentive stock options and the participant owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock (a “ten percent shareholder”), an exercise price not be less than 110% of the fair market value of the underlying ordinary shares on the date of grant). In addition, under the 2021 Equity Incentive Plan, options and share appreciation rights may not have a term that exceeds ten years (or, in the case of an incentive stock option granted to a ten percent shareholder, a term that exceeds five years).

Eligible Participants. The compensation committee is able to offer equity awards at its discretion under the 2021 Equity Incentive Plan to (1) any employees of us or any of our subsidiaries, (2) any non-employee directors serving on our board of directors and (3) any consultants or other advisors to us or any of our subsidiaries; provided that only employees of our company or certain of our subsidiaries may be granted incentive stock options. To the extent required by applicable law and our articles of association in effect from time to time, all awards and rights, payments and benefits granted or made under the 2021 Equity Incentive Plan to our directors and executive officers are subject to the approval of the relevant total amount of compensation by our shareholders.

Share Reserve. The maximum number of ordinary shares initially reserved for issuance pursuant to awards under the 2021 Equity Incentive Plan is 7,800,740 ordinary shares, which will be increased on the first day of each fiscal year of the Company, beginning with the 2022 fiscal year, in an amount equal to the least of (i) a number of ordinary shares equal to five percent (5%) of the total number of shares of all classes of shares of the Company outstanding on the last day of the immediately preceding fiscal year, (ii) such number of shares determined by our board of directors, and (iii) the aggregate number of shares available to our board of directors under our articles of association or otherwise that may be granted as, or be subject to, equity incentive awards on such date. To ensure that our board of directors can reserve a sufficient number of ordinary shares for purposes of the 2021 Equity Incentive Plan, the Company plans to request its shareholders approve annual increases to the Company’s conditional share capital for employee participation (see “Description of Share Capital and Articles of Association—Articles of Association—Our Conditional Share Capital—Conditional Share Capital for Employee Participation” for more information). Notwithstanding the foregoing, no more than 7,800,740 ordinary shares may be issued in respect of incentive stock options. In addition, ordinary shares reserved for issuance under the 2021 Equity Incentive Plan are subject to adjustment in the event of certain corporate transactions or events if necessary to prevent dilution or enlargement of the benefits made available under the 2021 Equity Incentive Plan.

Vesting. The vesting conditions for grants under the equity incentive awards under the 2021 Equity Incentive Plan are set forth in the applicable award documentation.

Termination of Service and Change in Control. In the event of a participant’s termination of employment or service, the compensation committee may, in its discretion, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of a change in control by way of a merger, a sale of the Company’s securities, a sale of all or substantially all of the Company’s assets or similar transaction, each award that is outstanding as of immediately prior to such change in control will, (i) to the extent not then vested, accelerate and become fully vested (with any performance award assumed to have achieved the applicable performance criteria at the greater of target and maximum level of performance), and (ii) be cancelled and converted into the right to receive a payment in cash with a value equal to the value of such award based on the per share value of consideration received or to be received by other shareholders of the Company in such change in control, with the value of the any such award that is an option or a share appreciation right reduced by the applicable exercise price. In the event of a change in control, the compensation committee may also, in lieu of the acceleration and cash out of outstanding awards described above, take any one or more of the following actions with respect to outstanding awards that the compensation committee determines to be appropriate: (i) cancel any such award in exchange for a payment in securities or other property other than cash or any combination thereof with a value equal to the value of such award based on the per share value of consideration received or to be received by other shareholders in the event (or without payment of consideration if the compensation committee determines that no amount would have been realized upon the exercise of the award or other realization of the participant’s rights); (ii) require the exercise of any outstanding option; (iii) provide for the assumption, substitution, replacement or continuation of any award by the successor or surviving corporation, along with appropriate adjustments with respect to the number and type of securities (or other consideration) of the successor or surviving corporation, subject to any replacement awards, the terms and conditions of the replacement awards (including performance targets) and the grant, exercise or purchase price per share for the replacement awards; (iv) make any other adjustments in the number and type of securities (or other consideration) subject to awards that may be granted in the future; (v) provide that any such award shall be accelerated and become exercisable, payable and/or fully vested with respect to all ordinary shares covered thereby or (vi) provide that any award shall not vest, be exercised or become payable as a result of such event.

Termination and Amendment. Unless terminated earlier, the 2021 Equity Incentive Plan will continue for a term of ten years. Our board of directors has the authority to amend or terminate the 2021 Equity Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may materially adversely affect the rights of any participant under any outstanding award without the consent of the affected participant.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. Each of these agreements provides for an initial salary and annual bonus opportunity, as well as participation in certain pension and welfare benefit plans. These agreements may require advance notice of termination and in some cases provide for paid garden leave. Some of our executive officers have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination. We may be required to pay some of our executive officers compensation for their covenant not to compete with us following termination. If an executive officer’s employment terminates without “cause” or for “good reason”, or there is a “change in control” of us (as each of those terms are defined in their employment agreement or award agreement), then their then-unvested awards granted under the 2013 ISOP and 2019 ISOP will become fully vested at such time.

Principal shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares immediately prior to the completion of this offering by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our executive officers and directors and persons nominated to serve in such positions; and

•	all executive officers and directors and persons nominated to serve in such positions as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from the completion of this offering through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.

The percentage of outstanding ordinary shares beneficially owned before this offering is computed on the basis of the number of ordinary shares outstanding immediately prior to the completion of this offering. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is SOPHiA GENETICS SA, Rue du Centre 172, CH-1025 Saint-Sulpice, Switzerland.

The percentage of ordinary shares beneficially owned after this offering is based on the number of ordinary shares that will be outstanding upon the completion of this offering. The percentages assume no exercise by the underwriters of their option to purchase additional shares and do not give effect to any shares that may be acquired by our shareholders, directors or executive officers in this offering.

As of the date of this prospectus, to our knowledge, 22 U.S. record holders held approximately 3.48% of our ordinary shares.

	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Principal Shareholders		Before This Offering	After This Offering
5% or Greater Shareholders
Alychlo NV(1)	6,993,800	14.2%	%
Generation IM Sustainable Solutions Fund III, L.P.(2)	6,789,560	13.8%	%
Balderton Capital VI, S.L.P.(3)	3,361,880	6.8%	%
Executive Officers and Directors
Tomer Berkovitz	—	—	%
Jurgi Camblong	2,211,240	4.5%	%
Troy Cox	111,420	*	%
Bram Goorden	35,000	*	%

	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Principal Shareholders		Before This Offering	After This Offering
Kathy Hibbs	—	—	%
Didier Hirsch	—	—	%
Ross Muken	—	—	%
Vincent Ossipow	275,980	*	%
Milton Silva-Craig	78,760	*	%
Daan van Well	30,000	*	%
All executive officers and directors as a group (10 persons)	2,742,400	5.6%	%

*	Less than 1% of our total outstanding ordinary shares.

(1)	Alychlo NV is the record holder of the ordinary shares. Marc Coucke is the owner, chairman and managing director of Alychlo NV and thus may be deemed to have beneficial ownership of our ordinary shares held by Alychlo NV. The business address of each of Alychlo NV and Marc Coucke is Lembergsesteenweg 19, 9820 Merelbeke, Belgium.

(2)	Generation IM Sustainable Solutions Fund III, L.P. is the record holder of the ordinary shares. The general partner of Generation IM Sustainable Solutions Fund III L.P. is Generation IM Sustainable Solutions III, GP Ltd, which is a wholly owned subsidiary of Generation Investment Management LLP, which is the investment manager of Generation IM Sustainable Solutions Fund III, L.P. Therefore, each of Generation IM Sustainable Solutions III, GP Ltd and Generation Investment Management LLP may be deemed to have beneficial ownership of our ordinary shares held by Generation IM Sustainable Solutions Fund III, L.P. The business address of each of these entities is c/o Generation Investment Management LLP, 20 Air Street, 7th Floor, London W1B 5AN, United Kingdom.

(3)	Balderton Capital VI, S.L.P. is the record holder of the ordinary shares. The general partner of Balderton Capital VI, S.L.P. is Balderton Capital General Partner VI, S.a.r.l. Therefore, Balderton Capital General Partner VI, S.a.r.l., may be deemed to have beneficial ownership of our ordinary shares held by Balderton Capital VI, S.L.P. The business address of each of these entities is 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL, United Kingdom.

Related party transactions

The following is a description of certain related party transactions we have entered into since January 1, 2018 with any of our executive officers and directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements, which are described under “Management.”

Sales of Securities

Sale of Series E Preferred Shares

In December 2018, we entered into an investment agreement, which included customary representations and warranties and covenants, pursuant to which we issued and sold an aggregate of 350,702 Series E preferred shares at a purchase price of $155.38 per share (which is equal to 7,014,040 ordinary shares at a purchase price of $7.77 per share after giving effect to the Share Capital Reorganization) for an aggregate purchase price of $54.5 million. The following table sets forth the number of our preferred shares (and the number of our ordinary shares after giving effect to the Share Capital Reorganization) purchased by our related parties:

Name of Shareholders	Number of Preferred Shares (Number of Ordinary Shares After Giving Effect to the Share Capital Reorganization) Purchased
Alychlo NV	61,900(1,238,000)
Generation IM Sustainable Solutions Fund III, L.P.	228,845(4,576,900)

Sale of Series F Preferred Shares

In June and September 2020, we entered into two investment agreements, which included customary representations and warranties and covenants, pursuant to which we issued and sold an aggregate of 465,847 Series F preferred shares for an aggregate purchase price of $108.7 million, of which 283,224 Series F preferred shares were sold in June 2020 at a purchase price of $230.63 per share (which is equal to 5,664,480 ordinary shares at a purchase price of $11.53 per share after giving effect to the Share Capital Reorganization) and 182,623 Series F preferred shares were sold in September 2020 at a purchase price of $237.71 per share (which is equal to 3,652,460 ordinary shares at a purchase price of $11.89 per share after giving effect to the Share Capital Reorganization) in September 2020. The following table sets forth the number of our preferred shares (and the number of our ordinary shares after giving effect to the Share Capital Reorganization) purchased by our related parties:

Name of Shareholders	Number of Preferred Shares (Number of Ordinary Shares After Giving Effect to the Share Capital Reorganization) Purchased
Alychlo NV	11,679(233,580)
Generation IM Sustainable Solutions Fund III, L.P.	19,465(389,300)

Shareholders’ Agreement

In June 2020, we and our then-shareholders entered into a shareholders’ agreement (the “Shareholders’ Agreement”), which replaced our prior shareholders’ agreements. The Shareholders’ Agreement provided our shareholders with certain rights, including information rights, director designation rights, veto rights, pre-emptive subscription rights, tag-along right, drag-along right, anti-dilution rights and liquidation preferences and contains certain provisions governing our board of directors. The Shareholders’ Agreement will terminate upon the consummation of this offering.

Related Person Transaction Policy

We have adopted a related person transaction policy. Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee or board of directors. In determining whether to approve or ratify a transaction with a related person, our audit committee or board of directors will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, the opportunity costs of an alternative transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee or board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Indemnification Agreements

We have entered into indemnification agreements with our executive officers and directors. The indemnification agreements and our amended and restated articles of association require us to indemnify our executive officers and directors to the fullest extent permitted by law.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the ordinary shares offered by this prospectus for sale, at the initial public offering price, to our employees and to friends, professional contacts and family members of our employees and directors. We do not currently know the extent to which these related persons will participate in the directed share program, if at all.

Description of share capital and articles of association

Our Company

We were incorporated as a Swiss stock corporation (société anonyme) under the laws of Switzerland on March 18, 2011. Our seat is in Saint-Sulpice, Canton of Vaud, Switzerland. We have six subsidiaries: SOPHiA GENETICS, Inc., SOPHiA GENETICS S.A.S., SOPHiA GENETICS LTD., SOPHiA GENETICS Intermediação de Negócios EIRELI, SOPHiA GENETICS PTY LTD. and SOPHiA GENETICS SRL. Our registered and principal executive office is located at Rue du Centre 172, CH-1025 Saint-Sulpice, Switzerland.

Share Capital

Immediately prior to the completion of this offering, our outstanding share capital will consist of 49,227,000 ordinary shares, after giving effect to the Share Capital Reorganization. Upon the closing of this offering, after giving effect to the issuance of the ordinary shares to be sold in this offering, our outstanding fully paid-in share capital will consist of                  ordinary shares, each with a par value of CHF 0.05 per share.

Changes in Our Share Capital During the Last Three Fiscal Years

As of this date of the prospectus, our share capital as registered with the commercial register of the Canton of Vaud, Switzerland (the “Commercial Register”) amounted to 49,227,000 ordinary shares, all of which were outstanding, each with a par value of CHF 0.05 per share.

In this section, share amounts are presented as of the date of the relevant transaction, without accounting for the Share Capital Reorganization. Since January 1, 2018, our share capital has changed as follows:

•	On August 21, 2018, our share capital as registered with the Commercial Register on September 7, 2018, was increased by issuing 32,320 ordinary shares;

•	On December 6, 2018, our share capital as registered with the Commercial Register was updated to reflect the issuance of 13,875 ordinary shares out of our conditional share capital;

•	On December 12, 2018, our share capital as registered with the Commercial Register on December 13, 2018, was increased by issuing 350,702 Series E preferred shares;

•	On May 29, 2020, our share capital as registered with the Commercial Register was updated to reflect the issuance of 39,975 ordinary shares out of conditional share capital;

•	On June 25, 2020, our share capital as registered with the Commercial Register on June 25, 2020, was increased by issuing 283,224 Series F preferred shares;

•	On September 23, 2020, our share capital as registered with the Commercial Register on September 29, 2020 was increased by issuing 182,623 Series F preferred shares;

•	On June 25, 2021, our share capital as registered with the Commercial Register was updated to reflect the issuance 74,265 ordinary shares out of conditional share capital; and

•	In the one-to-twenty share split of all issued shares effected on June 30, 2021, each of our issued shares was split into 20 shares of the same class with a par value of CHF 0.05 per share.

Articles of Association

Prior to the closing of this offering, we intend to adopt amended and restated articles of association, which will become effective upon the closing of this offering and the registration of the amended and restated articles of association with the Commercial Register. When we refer to our articles of association in this section, we refer to our amended and restated articles of association as they will be in force upon the closing of this offering.

Ordinary Capital Increase, Authorized and Conditional Share Capital

Under Swiss law, we may increase our share capital (capital-actions) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months of the respective general meeting in order to become effective. Under our articles of association and Swiss law, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive subscription rights or advance subscription rights are limited or withdrawn or where transformation of freely disposable equity into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.

Furthermore, under the Swiss Code of Obligations (Code des obligations) (the “Code of Obligations”), our shareholders, by a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented, may empower our board of directors to issue shares of a specific aggregate par value up to a maximum of 50% of the share capital in the form of:

•

conditional share capital (capital-actions conditionnel) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or to our subsidiaries or other persons providing services to the Company or a subsidiary to subscribe for new shares (conversion or option rights); or

•

authorized share capital (capital-actions autorisé) to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.

Pre-emptive and Advance Subscription Rights

Pursuant to the Code of Obligations, shareholders have pre-emptive subscription rights (droits de souscription préférentiels) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (droit de souscrire préalablement) for the subscription of such conversion rights, convertible bonds or similar debt instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the par value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive subscription rights or advance subscription rights in certain circumstances.

If pre-emptive subscription rights are granted, but not exercised, the board of directors may allocate the unexercised pre-emptive subscription rights at its discretion.

Our Authorized Share Capital

Under our articles of association, our board of directors is authorized at any time, including to prevent takeovers and changes in control, until June 27, 2023 at the latest to increase our nominal share capital by a maximum aggregate amount of CHF 1,450,000 through the issuance of not more than 29,000,000 shares, which would have to be fully paid-in, each with a par value of CHF 0.05 per share.

Increases in partial amounts are permitted. The board of directors has the power to determine the date of issue, the conditions for the exercise of pre-emptive subscription rights, the type of contributions, the issue price and the date on which the dividend entitlement starts.

With respect to our authorized share capital, the board of directors is authorized by our articles of association to withdraw or to limit the pre-emptive subscription rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are issued under the following circumstances:

•	if the issue price of the new registered shares is determined by reference to the market price;

•

for raising of capital (including private placements) in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the statutory pre-emptive subscription rights of the existing shareholders;

•

for the acquisition of an enterprise, parts of an enterprise or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares;

•

for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges;

•	for purposes of granting an over-allotment option or an option to purchase additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s);

•

for the participation of members of the board of directors or equivalent corporate body, members of the executive committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies;

•

following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of our share capital registered in the Commercial Register without having submitted to all other shareholders a takeover offer recommended by the board of directors;

•

for the defense of an actual, threatened or potential takeover bid, that the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders for acceptance on the basis that the board of directors has not found the takeover bid to be financially fair to the shareholders or not to be in the Company’s interest; or

•	for other valid grounds in the sense of Article 652b para. 2 of the Code of Obligations.

This authorization is exclusively linked to the particular available authorized share capital set out in the respective article. If the period to increase our share capital out of authorized share capital lapses without having been used by the board of directors, the authorization to withdraw or to limit the pre-emptive subscription rights lapses simultaneously with such capital.

If the underwriters exercise the option to purchase up to                  additional ordinary shares at the public offering price, such additional ordinary shares may be issued out of the above-described authorized share capital. Accordingly, upon the consummation of this offering, and assuming that such option will be exercised in full and the corresponding number of ordinary shares will be issued out of the above-described authorized share capital, we expect our authorized but unissued share capital to be CHF                 , authorizing the issuance of up to                  ordinary shares.

Our Conditional Share Capital

Conditional Share Capital for Financing, Acquisitions and Other Purposes

Our nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 870,000 through the issuance of not more than 17,400,000 ordinary shares, which would have to be fully paid-in, each with a par value of CHF 0.05 per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of our subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but will have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.

When issuing convertible bonds, warrants or similar instruments, the board of directors is authorized to withdraw or to limit the advance subscription right of shareholders:

•	for the purpose of financing or refinancing, or the payment for, the acquisition of enterprises, parts of enterprises, participations, intellectual property rights, licenses or investments;

•	if the issuance occurs in domestic or international capital markets, including private placements;

•

following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of the share capital registered in the Commercial Register without having submitted to all other shareholders a takeover offer recommended by the board of directors; or

•

for the defense of an actual, threatened or potential takeover bid that the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the board of directors has not found the takeover bid to be financially fair to the shareholders or not to be in the Company’s interest.

To the extent that the advance subscription rights are withdrawn or limited, (i) the convertible bonds, warrants or similar instruments are to be issued at market conditions; (ii) the term to exercise the convertible bonds, warrants or similar instruments may not exceed ten years from the date of issue of the respective instrument and (iii) the conversion, exchange or exercise price of the convertible bonds, warrants or similar instruments has to be set with reference to or be subject to change based upon the valuation of the Company’s equity or market conditions.

Conditional Share Capital for Employee Participation

Our nominal share capital may, to the exclusion of the pre-emptive subscription rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 580,000 through the (direct or indirect) issuance of not more than 11,600,000 ordinary shares, which would have to be fully paid-in, each with a par value of CHF 0.05 per share, by the exercise of options, other rights to receive shares or conversion rights that have been granted to employees, members of the board of directors or equivalent corporate body, contractors or consultants of the Company or of one of our subsidiaries or other persons providing services to the Company or to a subsidiary.

Uncertificated Securities

Our shares are in the form of uncertificated securities (droits-valeurs, within the meaning of Article 973c of the Code of Obligations). In accordance with Article 973c of the Code of Obligations, we will maintain a non-public register of uncertificated securities (registre des droits-valeurs). We may at any time convert our shares from one form into another form (including uncertificated securities into registered uncertificated securities (droits-valeurs inscrits, within the meaning of Article 973d of the Code of Obligations), share certificates (or global certificates), one kind of certificate into another, or share certificates, global certificates or registered uncertificated securities into uncertificated securities. Following entry in the share register, a shareholder may at any time request from us a written confirmation in respect of his or her shares. Shareholders are not entitled, however, to request the conversion and/or printing and delivery of share certificates. We may print and deliver certificates for shares at any time.

General Meeting of Shareholders

Ordinary/Extraordinary Meetings, Powers

The general meeting of shareholders is our supreme corporate body. Under Swiss law, an annual general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this generally means on or before June 30. In addition, extraordinary general meetings of shareholders may be held.

The following powers are vested exclusively in the general meeting of shareholders:

•	adopting and amending the articles of association, including the change of a company’s purpose or domicile;

•	electing the members of the board of directors, the chairman of the board of directors, the members of the compensation committee, the auditors and the independent proxy;

•

approving the management report, the annual statutory and consolidated financial statements and deciding on the allocation of profits as shown on the balance sheet, in particular with regard to dividends;

•	approving the aggregate amount of compensation of members of the board of directors and the executive committee;

•	discharging the members of the board of directors and the executive committee from liability with respect to their conduct of business;

•	dissolving a company with or without liquidation; and

•	deciding matters reserved to the general meeting of shareholders by law or the articles of association or submitted to it by the board of directors.

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or the general meeting of shareholders or, under certain circumstances, by a company’s auditor, liquidator or the representatives of bondholders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 10% of our share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on our stand-alone annual statutory balance sheet, half of our share capital and statutory reserves are not covered by our assets.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of shares represented at the general meeting of shareholders, unless otherwise stipulated by law or our articles of association.

Under Swiss law and our articles of association, a resolution of the general meeting of the shareholders passed by two-thirds of the shares represented at the meeting and the absolute majority of the par value of the shares represented is required for:

•	amending the Company’s corporate purpose;

•	creating shares with privileged voting rights;

•	cancelling or amending the transfer restrictions of shares;

•	creating authorized or conditional share capital;

•	increasing share capital out of equity, against contributions in-kind or for the purpose of acquiring specific assets and granting specific benefits;

•	limiting or withdrawing shareholders’ pre-emptive subscription rights;

•	changing a company’s domicile;

•

amending or repealing certain of the authorizations of the board of directors to place shares with affiliates or third parties without existing shareholders having statutory pre-emptive rights, or amending or repealing the voting and recording restrictions, the provision setting a maximum board size or the indemnification provision for the board of directors and the executive committee set forth in our articles of association;

•	converting registered shares into bearer shares;

•	removing the chairman or any member of the board of directors before the end of his or her term of office; and

•	dissolving or liquidating the Company.

The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the “Swiss Merger Act”). See “—Articles of Association—Compulsory Acquisitions; Appraisal Rights.”

In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from Nasdaq listing standards, which require an issuer to provide in its bylaws for a generally applicable quorum and that such quorum may not be less than one-third of the outstanding voting shares.

Notice

General meetings of shareholders must be convened by the board of directors at least 20 days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by ordinary mail or e-mail. The notice of a general meeting of shareholders must state the items on the agenda, the motions to the shareholders and, in case of elections, the names of the nominated candidates. A resolution on a matter which is not on the agenda may not be passed at a general meeting of shareholders, except for motions to convene an extraordinary general meeting of shareholders or to initiate a special investigation, on which the general meeting of shareholders may vote at any time. No previous notification is required for motions concerning items included in the agenda or for debates that do not result in a vote.

All of the owners or representatives of our shares may, if no objection is raised, hold a general meeting of shareholders without complying with the formal requirements for convening general meetings of shareholders

(a universal meeting). This universal meeting of shareholders may discuss and pass binding resolutions on all matters within the purview of the general meeting of shareholders, provided that the owners or representatives of all the shares are present at the meeting.

Agenda Requests

Pursuant to Swiss law and our articles of association, one or more shareholders whose combined shareholdings represent the lesser of (i) one tenth of our share capital and (ii) an aggregate par value of at least CHF 1,000,000 may request that an item be included in the agenda for a general meeting of shareholders. To be timely, the shareholder’s request must be received by us generally at least 45 calendar days in advance of the meeting. The request must be made in writing and contain, for each of the agenda items, the following information:

•	a brief description of the business desired to be brought before the general meeting of shareholders and the reasons for conducting such business at the general meeting of shareholders;

•	the motions regarding the agenda item;

•	the name and address, as they appear in the share register, of the shareholder proposing such business;

•	the number of shares which are beneficially owned by such shareholder (including documentary support of such beneficial ownership);

•	the dates upon which the shareholder acquired such shares;

•	any material interest of the proposing shareholder in the proposed business;

•	a statement in support of the matter; and

•	all other information required under the applicable laws and stock exchange rules.

In addition, if the shareholder intends to solicit proxies from the shareholders of a company, such shareholder shall notify the company of this intent in accordance with SEC Rule 14a-4 and/or Rule 14a-8.

Our business report, the compensation report and the auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the general meeting of shareholders. Shareholders of record may be notified of this in writing.

Voting Rights

Each of our ordinary shares entitles a holder to one vote. The ordinary shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in the share register at a cut-off date determined by the board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), by its legal representative or by another registered shareholder with written authorization to act as proxy. The chairman has the power to decide whether to recognize a power of attorney.

Our articles of association contain provisions that prevent investors from acquiring and exercising voting rights exceeding 15% of our issued share capital. Specifically, if an individual or legal entity acquires ordinary shares and, as a result, directly or indirectly, has voting rights with respect to more than 15% of the registered share capital recorded in the Commercial Register, the registered shares exceeding the limit of 15% shall be entered in the share register as shares without voting rights (limitation à l’inscription). This restriction applies equally to parties acting in concert and to shares held or acquired via a nominee, including via Cede & Co., New York (or any successor), as the nominee of The Depository Trust Company (“DTC”), New York, acting in its capacity as clearing nominee. Specifically, if shares are being held by a nominee for third-party beneficiaries, which control (alone or together with third parties) voting rights with respect to more than 15% of the share capital recorded in the Commercial Register, our articles of association provide that the board of directors may cancel the registration of the shares with voting rights held by such nominee in excess of the limit of 15%. Our articles of association also contain provisions that allow the board of directors to make the registration with voting rights of shares held by a nominee subject to conditions, limitations and reporting requirements or to impose or adjust such conditions, limitations and requirements once registered.

Furthermore, our articles of association contain provisions that prevent shareholders and proxies from exercising voting rights attached to their own or represented ordinary shares that would collectively exceed 15% the share capital recorded in the commercial register. This restriction applies equally to parties acting in concert and to shares held or acquired via a nominee, as described above, but not to the independent proxy acting as proxy on behalf of shareholders.

Notwithstanding the above, any shareholders holding more than 15% prior to the filing and effectiveness of our amended and restated articles of association will remain registered with voting rights for such shares and will be able to exercise their voting rights in full. Furthermore, the board of directors may in special cases approve exceptions to these restrictions.

Dividends and Other Distributions

Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Dividend payments require a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association.

Under Swiss law, we may pay dividends only if we have sufficient distributable profits from the previous business year (bénéfice de l’exercice), or brought forward from the previous business years (report des bénéfices) or if we have distributable reserves (réserves à libre disposition), each as evidenced by the Company’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and by the articles of association have been deducted. We are not permitted to pay interim dividends out of profit of the current business year.

Distributable reserves are generally booked either as “free reserves” (réserves libres) or as “reserve from capital contributions” (apports de capital). Under the Code of Obligations, if our general reserves (réserve générale) amount to less than 20% of our share capital recorded in the Commercial Register (i.e., 20% of the aggregate par value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. In addition, if our general reserves amount to less than 50% of our share capital recorded in the Commercial Register, 10% of the amounts distributed beyond payment of a dividend of 5% must be retained as general reserves. The Code of Obligations permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the Code of Obligations under certain circumstances requires the creation of revaluation reserves, which are not distributable.

Distributions out of issued share capital (i.e., the aggregate par value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in our share capital recorded in the Commercial Register. Our share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new, fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of our share capital may be implemented only after expiration of this time limit.

Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment, but shareholders may also resolve at the annual general meeting of shareholders to pay dividends in quarterly or other installments.

For a discussion of the taxation of dividends, see “Taxation—Swiss Tax Considerations—Swiss Federal, Cantonal and Communal Individual Income Taxes.”

Transfer of Shares

Shares in uncertificated form (droits-valeurs) may only be transferred by way of assignment. Shares or the beneficial interest in shares, as applicable, credited in a securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules. Our articles of association provide that in the case of securities held with an intermediary such as a registrar, transfer agent, trust corporation, bank or similar entity, any transfer, grant of a security interest or usufructuary right in such intermediated securities and the appurtenant rights associated therewith requires the cooperation of the intermediary in order for such transfer, grant of a security interest or usufructuary right to be valid against us.

Voting rights may be exercised only after a shareholder has been entered in the share register (registre des actions) with his or her name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. For a discussion of the restrictions applicable to the control and exercise of voting rights, see “Description of Share Capital and Articles of Association—Articles of Association—Voting Rights.”

Inspection of Books and Records

Under the Code of Obligations, a shareholder has a right to inspect the share register with respect to his or her own shares and otherwise to the extent necessary to exercise his or her shareholder rights. No other person has a right to inspect the share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets and other legitimate interests. See “Comparison of Swiss Law and Delaware Law—Inspection of books and records.”

Special Investigation

If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court at our registered office (currently Saint-Sulpice, Canton of Vaud, Switzerland) to appoint a special examiner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of our share capital or holders of shares in an aggregate par value of at least CHF 2,000,000 may request that the court appoint a special examiner. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive committee infringed the law or our articles of association and thereby caused damages to the Company or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Swiss Merger Act (i.e., mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented.

If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such transaction.

Swiss corporations may be acquired by an acquirer through the direct acquisition of the shares of the Swiss corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger with the approval of holders of 90% of the issued shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation.

In addition, under Swiss law, the sale of “all or substantially all of our assets” by us may require the approval of two-thirds of the number of shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•	a core part of our business is sold, without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	our assets, after the divestment, are not invested in accordance with our corporate purpose as set forth in the articles of association; and

•

the proceeds of the divestment are not earmarked for reinvestment in accordance with our corporate purpose but, instead, are intended for distribution to our shareholders or for financial investments unrelated to our corporate purpose.

A shareholder of a Swiss corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights. As a result, such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that the shareholder receives the fair value of the shares held by the shareholder. Following a statutory merger or demerger, pursuant to the Swiss Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

Board of Directors

Our articles of association provide that the board of directors shall consist of at least three and not more than seven members.

The members of the board of directors and the chairman are elected annually by the general meeting of shareholders for a period until the completion of the subsequent annual general meeting of shareholders and are eligible for re-election. Each member of the board of directors must be elected individually.

Powers

The board of directors has the following non-delegable and inalienable powers and duties:

•	the ultimate direction of the business of the Company and issuing of the relevant directives;

•	laying down the organization of the Company;

•	formulating accounting procedures, financial controls and financial planning;

•	nominating and removing persons entrusted with the management and representation of the Company and regulating the power to sign for the Company;

•

the ultimate supervision of those persons entrusted with management of the Company, with particular regard to adherence to law, our articles of association and regulations and directives of the Company;

•	issuing the business report and the compensation report, and preparing for the general meeting of shareholders and carrying out its resolutions; and

•	informing the court in case of over-indebtedness.

The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members, committees or to third parties (such as executive officers) who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law and our articles of association, details of the delegation and other procedural rules such as quorum requirements have been set in the organizational rules established by the board of directors.

Indemnification of Executive Officers and Directors

Subject to Swiss law, our articles of association provide for indemnification of the existing and former members of the board of directors and the executive committee and their heirs, executors and administrators against liabilities arising in connection with the performance of their duties in such capacity, and permit us to advance the expenses of defending any act, suit or proceeding to our directors and executive officers to the extent not included in insurance coverage or advanced by third parties.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer. See “Comparison of Swiss Law and Delaware Law—Indemnification of directors and executive officers and limitation of liability.” We have entered into indemnification agreements with each of the members of our board of directors and executive officers. See “Related Party Transactions—Indemnification Agreements.”

Conflict of Interest, Management Transactions

Swiss law does not have a general provision regarding conflicts of interest. However, the Code of Obligations contains a provision that requires our directors and executive officers to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive officers. This rule is generally understood to disqualify directors and executive officers from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breaches of these obligations. In addition, Swiss law contains provisions under which directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and the Company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the Company’s shareholders or directors or any person related to any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder or director acted in bad faith.

Our board of directors has adopted a Code of Ethics and other policies that cover a broad range of matters, including the handling of conflicts of interest.

Principles of the Compensation of the Board of Directors and the Executive Committee

Pursuant to Swiss law, beginning at our first annual general meeting as a public company in 2022, our shareholders must annually approve the aggregate amount of compensation of the board of directors and the persons whom the board of directors has, fully or partially, entrusted with the management (which we refer to as our “executive committee”) of the Company. All of our executive officers named in “Management” are deemed to be members of our executive committee.

The board of directors must issue, on an annual basis, a written compensation report that must be reviewed by our auditors. The compensation report must disclose all compensation granted by the Company, directly or indirectly, to current members of the board of directors and the executive committee and, to the extent related to their former role within the Company or not on customary market terms, to former members of the board of directors and former executive officers.

The disclosure concerning compensation, loans and other forms of indebtedness must include the aggregate amount for the board of directors and the executive committee, respectively, as well as the particular amount for each member of the board of directors and for the highest-paid executive officer, specifying the name and function of each of these persons.

We are prohibited from granting certain forms of compensation to members of our board of directors and executive committee, such as:

•	severance payments (compensation due until the termination of a contractual relationship does not qualify as severance payment);

•	advance compensation;

•	incentive fees for the acquisition or transfer of companies, or parts thereof, by the Company or by companies being directly or indirectly controlled by us;

•	loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and

•	equity-based compensation not provided for in the articles of association.

Compensation to members of the board of directors and the executive committee for activities in entities that are directly or indirectly controlled by the Company is prohibited if (i) the compensation would be prohibited if it were paid directly by the Company, (ii) the articles of association do not provide for it, or (iii) the compensation has not been approved by the general meeting of shareholders.

Beginning in 2022, the general meeting of shareholders will annually vote on the proposals of the board of directors with respect to:

•	the maximum aggregate amount of compensation of the board of directors for the term of office until the next annual general meeting of shareholders;

•	the maximum aggregate amount of fixed compensation of the executive committee for the following financial year; and

•	the maximum aggregate amount of variable compensation of the executive committee for the current financial year.

The board of directors may submit for approval at the general meeting of shareholders deviating or additional proposals relating to the same or different periods.

If, at the general meeting of shareholders, the shareholders do not approve a compensation proposal of the board of directors, the board of directors must prepare a new proposal, taking into account all relevant factors, and submit the new proposal for approval by the same general meeting of shareholders at a subsequent extraordinary general meeting of shareholders or the next annual general meeting of shareholders.

In addition to fixed compensation, members of the board of directors and the executive committee may be paid variable compensation depending on the achievement of certain performance criteria. The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient of the variable compensation. The board of directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values.

Compensation may be paid or granted in the form of cash, shares, financial instruments, in kind, or in the form of other types of benefits. The board of directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise, restriction and forfeiture conditions.

Borrowing Powers

Neither Swiss law nor our articles of association restrict our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares

The Code of Obligations limits our ability to repurchase and hold our own shares. We and our subsidiaries may repurchase shares only to the extent that (i) we have freely distributable reserves in the amount of the purchase price and (ii) the aggregate par value of all shares held by us does not exceed 10% of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive subscription rights in the case of share capital increases.

In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may, subject to applicable law, purchase and sell our own shares from time to time in order to meet imbalances of supply and demand, to provide liquidity and to even-out variances in the market price of shares.

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading, or the Financial Market Infrastructure Act (the “FMIA”), do not apply to us since our shares are not listed on a Swiss exchange.

Pursuant to Article 663c of the Code of Obligations, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their statutory annual financial statements, to the extent that this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than 5% of all voting rights.

Mandatory Bid Rules

The obligation of any person or group of persons that acquires more than one third of a company’s voting rights to submit a cash offer for all the outstanding listed equity securities of the relevant company at a minimum price pursuant to the FMIA does not apply to us since our shares are not listed on a Swiss exchange.

Stock Exchange Listing

We have applied to list our ordinary shares on Nasdaq under the symbol “SOPH.”

The Depository Trust Company

Initial settlement of the ordinary shares issued in this offering will take place on the consummation date of this offering through DTC, in accordance with its customary settlement procedures for equity securities. Each person owning a beneficial interest in ordinary shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the shares.

Transfer Agent and Registrar of Shares

Our share register will initially be kept by Computershare Trust Company, N.A., which acts as transfer agent and registrar. The share register reflects only record owners of our shares. Swiss law does not recognize fractional share interests.

Comparison of Swiss law and Delaware law

The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Code of Obligations and the Swiss Ordinance against excessive compensation in listed stock corporations (Ordonnance contre les rémunérations abusives dans les sociétés anonymes cotées en bourse) (the “OAEC”) applicable to our Company and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a demerger of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the absolute majority of the par value of shares represented at such general meeting of shareholders. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act (Loi sur la fusion) can file a lawsuit against the surviving company. If the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that if the merger agreement provides only for a compensation payment, at least 90.0% of all members in the transferring legal entity, who are entitled to vote, shall approve the merger agreement.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors, officers or liquidators for breach of their duties and claim the payment of the company’s losses or damages to the corporation and, in some cases, to the individual shareholder. Likewise, an appraisal lawsuit won by a shareholder may indirectly compensate all shareholders. In addition, to the extent that U.S. laws and regulations provide a basis for liability and U.S. courts have jurisdiction, a class action may be available.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Under Swiss law, the winning party is generally entitled to recover a limited amount of attorneys’ fees incurred in connection with such action. The court has discretion to permit the shareholder who lost the lawsuit to recover attorneys’ fees incurred to the extent that he or she acted in good faith.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to the OAEC, the general meeting of shareholders has the non-transferable right, amongst others, to vote separately and bindingly on the aggregate amount of compensation of the members of the board of directors, of the executive committee and of the advisory boards.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

The general meeting of shareholders elects the members of the board of directors, the chairperson of the board of directors and the members of the compensation committee individually and annually for a term of office until the end of the following general meeting of shareholders. Re-election is possible.

Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

•  any breach of a director’s duty of loyalty to the corporation or its shareholders;

•  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•  statutory liability for unlawful payment of dividends or unlawful share purchase or redemption; or

•  any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of

Under Swiss corporate law, an indemnification by the corporation of a director or member of the executive committee in relation to potential personal liability is not effective to the extent the director or member of the executive committee intentionally or negligently violated his or her corporate duties towards the corporation (certain views advocate that at least a grossly negligent violation is required to exclude the indemnification). Furthermore, the general meeting of shareholders may discharge (release) the directors and members of the executive committee from liability for their conduct to the extent the respective facts are known to shareholders. Such discharge is effective only with respect to claims of the company and of those shareholders who approved the discharge or who have since acquired their shares in full knowledge of the discharge. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct

•  by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•  by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•  by independent legal counsel in a written opinion if there are no eligible directors or if the eligible directors so direct; or

•  by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

The articles of association of a Swiss corporation may also set forth that the corporation shall indemnify and hold harmless, to the extent permitted by the law, the directors and executive managers out of assets of the corporation against threatened, pending or completed actions.

Also, a corporation may enter into and pay for directors’ and officers’ liability insurance, which may cover negligent acts as well.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

•  the duty of care; and

•  the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this

The board of directors of a Swiss corporation manages the business of the corporation, unless responsibility for such management has been duly delegated to the executive committee based on organizational rules. However, there are several non-transferable duties of the board of directors:

•  the overall management of the corporation and the issuing of all necessary directives;

•  determination of the corporation’s organization;

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

•  the organization of the accounting, financial control and financial planning systems as required for management of the corporation;

•  the appointment and dismissal of persons entrusted with managing and representing the corporation;

•  overall supervision of the persons entrusted with managing the corporation, in particular with regard to compliance with the law, articles of association, operational regulations and directives;

•  compilation of the annual report, preparation for the general meeting of the shareholders, the compensation report and implementation of its resolutions; and

•  notification of the court in the event that the company is over-indebted.

The members of the board of directors must perform their duties with all due diligence and safeguard the interests of the corporation in good faith. They must afford the shareholders equal treatment in equal circumstances.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under like circumstances.

The duty of loyalty requires that a director safeguard the interests of the corporation and requires that directors act in the interest of the corporation and, if necessarily, put aside their own interests. If there is a risk of a conflict of interest, the board of directors must take appropriate measures to ensure that the interests of the company are duly taken into account.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consents. The articles of association must allow for (independent) proxies to be present at a general meeting of shareholders. The instruction of such (independent) proxies may occur in writing or electronically.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. No resolution may be taken on proposals relating to the agenda items that were not duly notified. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:

•  shareholders together representing at least 10% of the share capital may demand that a general meeting of shareholders be called for specific agenda items and specific proposals; and

•  shareholders together representing shares with a par value of at least CHF 1.0 million or 10% of the share capital, whichever is lower, may demand that an agenda item including a specific proposal be put on the agenda for a scheduled general meeting of shareholders, provided such request is made with appropriate lead time.

Any shareholder can propose candidates for election as directors or make other proposals within the scope of an agenda item without prior written notice.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the board of directors on the affairs of the company (note, however, that the right to obtain such information is limited), (ii) request information from the auditors on the methods and results of their audit, (iii) request that the general meeting of shareholders resolve to convene an extraordinary general meeting, or (iv) request that the general meeting of shareholders resolve to appoint an examiner to carry out a special examination (“contrôle spécial”).

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of (i) all members of the board of directors, (ii) the chairperson of the board of directors, (iii) the members of the compensation committee, (iv) the election of the independent proxy for a term of

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
office of one year (i.e., until the following annual general meeting of shareholders), as well as the vote on the aggregate amount of compensation of the members of the board of directors, of the executive committee and of the members of any advisory board, is mandatory for listed companies. Re-election is permitted.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by a majority of the shares represented at a general meeting of shareholders. The articles of association may require the approval by a supermajority of the shares represented at a meeting for the removal of a director.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting shares within the past three years.	No such rule applies to a Swiss corporation.

Dissolution; Winding-up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	A dissolution of a Swiss corporation requires the approval by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the absolute majority of the par value of shares represented at such general meeting of shareholders. The articles of association may increase the voting thresholds required for such a resolution.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	The general meeting of shareholders of a Swiss corporation may resolve that preference shares be issued or that existing shares be converted into preference shares with a resolution passed by a majority of the shares represented at the general meeting of shareholders. Where a company has

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

issued preference shares, further preference shares conferring preferential rights over the existing preference shares may be issued only with the consent of both a special meeting of the adversely affected holders of the existing preference shares and of a general meeting of all shareholders, unless otherwise provided in the articles of association.

Shares with preferential voting rights are not regarded as preference shares for these purposes.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

The articles of association of a Swiss corporation may be amended with a resolution passed by a majority of the shares represented at a general meeting of shareholders, unless otherwise provided in the articles of association.

There are a number of resolutions, such as an amendment of the stated purpose of the corporation, the introduction of authorized and conditional capital and the introduction of shares with preferential voting rights that require the approval by two-thirds of the votes and an absolute majority of the par value of the shares represented at such general meeting of shareholders. The articles of association may increase these voting thresholds. The articles of association of a Swiss corporation may be amended with a resolution passed by a majority of the shares represented at a general meeting of shareholders, unless otherwise provided in the articles of association.

Inspection of books and records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection. The information may be refused where providing it would jeopardize the corporation’s trade secrets or other interests warranting protection. A shareholder is only entitled to receive information to the extent required to exercise his or her rights as a shareholder, subject to the interests of the corporation. A shareholder’s right to inspect the share register is limited to the right to inspect his or her own entry in the share register.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

•  out of its surplus; or

•  in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Shareholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without shareholder approval.

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.

Payments out of a corporation’s share capital (in other words, the aggregate par value of the corporation’s registered share capital) in the form of dividends are not allowed and may be made only by way of a share capital reduction. Dividends may be paid only from the profits of the previous business year or brought forward from previous business years or if the corporation has distributable reserves, each as evidenced by the corporation’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and the articles of association have been deducted.

Creation and issuance of new shares

All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.	All creation of shares require a shareholders’ resolution. The creation of authorized or contingent share capital requires at least two-thirds of the voting rights represented at the general meeting of shareholders and an absolute majority of the par value of shares represented at such meeting. The board of directors may issue shares out of the authorized share capital during a period of up to two years. Shares are created and issued out of contingent share capital through the exercise of options or of conversion rights that the board of director may grant in relation to, e.g., debt instruments or employees.

Ordinary shares eligible for future sale

Prior to this offering, there was no public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have          ordinary shares outstanding (or          ordinary shares if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $                 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. All ordinary shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any ordinary shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares outstanding are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 of the Securities Act. After the expiration of the contractual lock-up period described below, to the extent applicable, these ordinary shares may be sold in the public market only if registered or pursuant to an exemption under Rule 144 or 701, each of which is summarized below.

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted securities for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned such ordinary shares for at least one year, then the requirement in clause (ii) will not apply to the sale.

Persons who have beneficially owned our ordinary shares that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of our ordinary shares then outstanding, which will equal approximately                  ordinary shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional ordinary shares; or

•	the average weekly trading volume of our ordinary shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with the one-year minimum holding period requirement.

Equity Incentive Plan

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all ordinary shares issued or issuable pursuant to the exercise of outstanding options and reserved for issuance under our share-based compensation plans. We expect to file the registration statement or statements, which will become effective immediately upon filing, upon or shortly after the date of this prospectus. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

All of our directors and executive officers and the holders of substantially all of our share capital have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares (collectively with the ordinary shares, the “lock-up securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing, in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC may waive the requirements of these lock-up agreements at any time in their sole discretion. See “Underwriting.”

Taxation

The following discussion is based on the tax laws, regulations and regulatory practices of Switzerland and the United States as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.

Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss or U.S. tax laws, regulations and regulatory practices that could be relevant for them in connection with this offering, the acquiring, owning and selling or otherwise disposing of our ordinary shares (such shares for purposes of this “Taxation” section, “ordinary shares”) and receiving dividends and similar cash or in-kind distributions on our ordinary shares (including dividends on liquidation proceeds and share dividends) or distributions on our ordinary shares based upon a capital reduction or reserves paid out of capital contributions and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland or the United States.

Swiss Tax Considerations

The following summary does not purport to address all tax consequences of the acquisition, ownership and sale or other disposition of ordinary shares, and does not take into account the specific circumstances of any particular investor. This summary relates only to the position of persons who are the beneficial owners of the ordinary shares and may not apply to certain other classes of persons.

Swiss Federal Withholding Tax

Dividends and other cash or in-kind distributions (including scrip or stock dividends), if any, on ordinary shares made or paid by us out of reserves from capital contributions (réserves d’apports de capital) and distributions, if any, on ordinary shares made or paid by us based upon a reduction of nominal value of ordinary shares (réduction de la valeur nominale) and the purchase price for ordinary shares bought back, if any, by us for a capital reduction booked against reserves from capital contributions and nominal value of ordinary shares, are exempt from Swiss federal withholding tax. The proceeds from the offering of the ordinary shares (net of certain deductions) will qualify as reserves from capital contributions and as nominal value of the ordinary shares.

Dividends and other cash or in-kind distributions (including scrip or stock dividends), if any, on ordinary shares made or paid by us out of profit or reserves other than reserves from capital contributions and the purchase price for ordinary shares bought back, if any, by us for a capital reduction booked against reserves other than reserves from capital contributions, are subject to Swiss federal withholding tax at a rate of 35%. Any Swiss federal withholding tax must be withheld by us on the gross amount of the dividend or distribution or purchase price, as applicable, and be remitted to the Swiss Federal Tax Administration.

Capital gains realized on the sale of ordinary shares in the secondary market are not subject to Swiss federal withholding tax.

Refund of Withholding Tax on Taxable Distributions

The Swiss Federal Tax Administration or the relevant cantonal tax authority, as applicable, will refund or credit Swiss federal withholding tax on dividends or other cash or in-kind distributions (including scrip or stock dividends), if any, on ordinary shares made or paid by us, or the purchase price paid by us for ordinary shares bought back, if any, for a capital reduction, out of or against profit or reserves other than tax-exempt reserves from capital contributions in full to holders who are individuals resident in Switzerland and to holders, who hold the ordinary shares on which the dividends or other distributions have been paid, as part of a trade or business in Switzerland, and, who, in each case, inter alia, are the beneficial owners of the ordinary shares and duly report the dividend or distributions or the purchase price paid by us for ordinary shares bought back for a capital reduction in the income tax return or the financial statements, respectively, for the relevant tax period.

A holder who is a resident of the United States for purposes of the double taxation agreement between the United States and Switzerland (the “Treaty”) without taxable presence in Switzerland to which the ordinary shares are attributable or who is a qualified U.S. pension fund and who, in each case, is the beneficial owner of the ordinary shares and the dividend or distribution and who meets the conditions of the Treaty may apply for a full refund of the Swiss federal withholding tax in the case of qualified U.S. pension funds or in excess of the amount of the 15% treaty rate in all other cases. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations, 82I for individuals, 82E for other entities and 82R for regulated investment companies), which forms together with an instruction form may be obtained from any Swiss consulate general in the United States, the Swiss Federal Tax Administration at the address below or be downloaded from the Swiss Federal Tax Administration’s website. Four copies of the form must be duly completed and signed before a notary public of the United States, and three of them must be sent to the Swiss Federal Tax Administration (currently at Eigerstrasse 65, CH-3003, Bern, Switzerland). The form must be accompanied by suitable evidence of deduction of the Swiss federal withholding tax, such as certificates of deduction, bank vouchers or credit slips. The form must be filed no later than December 31 of the third year following the calendar year in which the dividend subject to the tax became payable.

Any other holder who is not resident in Switzerland and who does not hold the ordinary shares as part of a trade or business in Switzerland, may be entitled to a full or partial refund of the Swiss federal withholding tax deducted if the country in which the recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland, the recipient is the beneficial owner of the ordinary shares and the dividend or distribution or the purchase price and the other conditions of the treaty are met. Refund forms are available on the Swiss Federal Tax Administration’s website.

Swiss Federal Issue Stamp Tax

We will be liable to Swiss federal issue stamp tax on the issuance (droit d’émission sur capital propre) of the ordinary shares of 1% of the proceeds from the offering, net of certain deductions.

Swiss Federal Securities Turnover Tax

The delivery of ordinary shares to the initial purchasers of the ordinary shares against payment of the offer price will not be subject to Swiss securities turnover tax (droit de négociation).

Any subsequent transactions in ordinary shares in the secondary markets are subject to Swiss federal securities turnover tax at a rate of 0.15% of the purchase price of the ordinary shares if a Swiss or Liechtenstein domestic bank or securities dealer (as defined in the Swiss Federal Stamp Tax Act) is a party or an intermediary to the transaction, and none of the exemptions provided for in the Swiss Federal Stamp Tax Act applies. Generally, half of the tax is charged to the one party to the transaction and the other half to the other party, subject to applicable statutory exemptions in respect of the one or the other party to the transaction and their respective halves of the tax. Secondary market dealings in ordinary shares where no domestic bank or securities dealer is a party or an intermediary to the transaction are not subject to Swiss federal securities turnover tax.

Swiss Federal, Cantonal and Communal Income Taxes

Ordinary Shares Held By Holders Resident Outside Of Switzerland and With No Trade or Business in Switzerland

Holders of ordinary shares who are not residents of Switzerland for tax purposes, and who during the taxable year have not held ordinary shares through a permanent establishment within Switzerland for tax purposes, are not subject to any Swiss federal, cantonal or communal income tax in respect of the receipt of dividends, or other distributions, if any, on ordinary shares, or gain realized on the sale or other disposition of ordinary shares.

For a discussion of the Swiss federal withholding tax treatment of dividends and distributions or capital gains on ordinary shares, see above “—Swiss Federal Withholding Tax.” For a discussion of the automatic exchange of information in tax matters, see below “—International Automatic Exchange of Information in Tax Matters” and for a discussion of the Swiss facilitation of the implementation of the FATCA, see below “—Swiss Facilitation of the Implementation of FATCA.”

Ordinary Shares Held By Swiss Resident Individuals as Private Investments

Dividends and other cash or in-kind distributions (including scrip or stock dividends), if any, on ordinary shares, to the extent made or paid by us out of reserves from capital contributions and distributions, if any, to the extent made or paid by us on ordinary shares based upon a capital reduction, and the purchase price of ordinary shares bought back for a capital reduction charged to reserves from capital contributions are exempt from Swiss federal, cantonal and communal income tax for holders of ordinary shares who are individuals resident in Switzerland for tax purposes and who hold the ordinary shares as private investments.

Conversely, any dividends and other cash or in-kind distributions (including scrip or stock dividends), if any, on ordinary shares to the extent made or paid by us out of profit and reserves other than reserves from capital contributions, and the purchase price for ordinary shares bought back, if any, by us for a capital reduction to the extent booked against reserves other than reserves from capital contributions, will be subject to Swiss federal, cantonal and communal taxable income for such holders.

A capital gain realized by a holder on the sale of ordinary shares (other than a sale to us in a share buy-back for capital reduction) held as private investments classifies as tax-exempt private capital gain and, vice versa, a capital loss as non-tax deductible private capital loss for purposes of Swiss federal, cantonal and communal income tax.

See below “—Ordinary shares held as assets of a Swiss business” for a summary of the taxation treatment of Swiss resident individuals who, for income tax purposes, are classified as “professional securities dealers.”

Ordinary Shares Held As Assets of a Swiss Business

For a corporate or an individual who holds the ordinary shares as part of a trade or business carried on in Switzerland, any dividends and any other distributions, if any, made or paid by us on ordinary shares, and any capital gain or loss realized on the sale of ordinary shares, are includible in, or deductible from, respectively, the taxable income in the relevant taxation period for purposes of Swiss federal, cantonal and communal individual or corporate income tax. This taxation treatment also applies to Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers.”

Corporate taxpayers will be eligible for dividend relief (réduction pour participations) in respect of dividends and distributions, if any, on ordinary shares if either the market value of the ordinary shares held by them equals or exceeds CHF 1.0 million or the ordinary shares represent 10% or more of our share capital.

International Automatic Exchange of Information in Tax Matters

Switzerland has concluded a multilateral agreement with the EU on the international automatic exchange of information (“AEOI”) in tax matters, which applies to all EU member states. In addition, Switzerland signed the multilateral competent authority agreement on the automatic exchange of financial account information (the “MCAA”) and a number of bilateral AEOI agreements with other countries, most of them on the basis of the MCAA. Based on these agreements and the implementing laws of Switzerland, Switzerland collects and exchanges data in respect of financial assets held in, and income derived thereon and credited to, accounts or deposits (including ordinary shares held in such accounts or deposits) with a paying agent in Switzerland for the benefit of individuals resident in an EU member state or in another treaty state. An up-to-date list of the AEOI agreements to which Switzerland is a party that are in effect, or signed but not yet in effect, can be found on the website of the State Secretariat for International Financial Matters SIF.

Swiss Facilitation of the Implementation of FATCA

The United States and Switzerland entered into an intergovernmental agreement (the “U.S.-Switzerland IGA”) to facilitate the implementation of FATCA. Under the U.S.-Switzerland IGA, financial institutions acting out of Switzerland generally are directed to become participating foreign financial institutions. The U.S.-Switzerland IGA ensures that accounts held by U.S. persons with Swiss financial institutions (including accounts in which ordinary shares are held) are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance, on the basis of the Treaty. The Treaty, as amended in 2019, includes a mechanism for the exchange of information in tax matters upon request between Switzerland and the United States, which is in line with international standards, and allows the United States to make group requests under FATCA concerning non-consenting U.S. accounts and non-consenting U.S. accounts and non-consenting non-participating foreign financial institutions for periods from June 30, 2014. Furthermore, the Swiss Federal Council approved a mandate for negotiations with the United States on October 8, 2014, with regard to a change from the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. It is not yet known when negotiations will continue and if and when any new regime would come into force.

Material U.S. Federal Income Tax Consequences for U.S. Holders

In the opinion of Davis Polk & Wardwell LLP, the following is a description of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing our ordinary shares. It does not describe all tax consequences that may be relevant to a particular person’s decision to acquire ordinary shares.

This discussion applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, it does not describe any tax consequences other than U.S. federal income tax consequences, including state and local tax consequences and estate or gift tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the special tax accounting rules under Section 451(b) of the Code, the potential application of the Medicare contribution tax on net investment income, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ordinary shares as part of a straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes and investors in such entities;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA” or governmental entities;

•	real estate investment trusts or regulated investment companies;

•	former U.S. citizens or long-term residents of the United States;

•	persons that own or are deemed to own 10% or more of the voting power or value of our shares; or

•

persons holding ordinary shares in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares in their circumstances.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the Treaty, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, who is eligible for the benefits of the Treaty and who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Except where otherwise indicated, this discussion assumes that we are not, and will not become, PFIC, as described below.

Taxation of Distributions

As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to the discussion under “—Passive Foreign Investment Company” below, for so long as our ordinary shares are listed on the NYSE or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable holding period requirements, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder.

The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss francs will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on ordinary shares (at a rate not exceeding the rate provided by the Treaty) may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares was more than one year as of the date of the sale or other disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gain recognized by a non-corporate U.S. Holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the expected price of our ordinary shares, we do not expect to be a PFIC for our 2021 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2021 or any future year is uncertain because, among other things, (i) we will hold a substantial amount of cash following this offering, which is generally categorized as a passive asset and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if such holder held such shares directly, even though such holder will not have received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held any of our ordinary shares, such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares would be allocated ratably over a U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distributions received on a U.S. Holder’s ordinary shares during a taxable year exceeded 125% of the average of the annual distributions on those shares during the preceding three years or such holder’s holding period, whichever was shorter, those distributions would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares would be treated as “regularly traded” for the year of this offering if more than a de minimis quantity of the ordinary shares were traded on a qualified exchange on at least 1/6 of the days remaining in the quarter in which this offering occurs, and on at least 15 days during each remaining calendar quarter (the “15-Day Test”), and for years other than this year based on the 15-Day Test. The Nasdaq, on which the ordinary shares are expected to be listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

If a U.S. Holder makes the mark-to-market election, such holder will generally recognize as ordinary income any excess of the fair market value of such holder’s ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, such holder’s tax basis in their ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the ordinary shares.

In addition, if we were a PFIC for any taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, because we do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election, such election will not be available to U.S. Holders.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, such holder must generally file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with such holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Information Returns

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC or in which we hold a direct or indirect equity interest in a Lower-tier PFIC, the U.S. Holder generally must file an annual report on IRS Form 8621 with respect to each such PFIC containing such information as the U.S. Treasury may require, generally with the U.S. Holder’s U.S. federal income tax return for the relevant year. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with respect to the items required to be included in such report until three years after the U.S. Holder files the annual report and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period.

PROSPECTIVE U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES OF OUR POTENTIAL PFIC STATUS ON AN INVESTMENT IN ORDINARY SHARES.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the ordinary shares.

Underwriting

We are offering the ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Cowen and Company, LLC and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Name	Number of Ordinary Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Cowen and Company, LLC
Credit Suisse Securities (USA) LLC

Total

The underwriters are committed to purchase all the ordinary shares offered by us if they purchase any ordinary shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell ordinary shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the ordinary shares to the public, if all of the ordinary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any ordinary shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional ordinary shares from us to cover sales of ordinary shares by the underwriters which exceed the number of ordinary shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ordinary shares. If any ordinary shares are purchased with this option to purchase additional ordinary shares, the underwriters will purchase ordinary shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional ordinary shares on the same terms as those on which the ordinary shares are being offered.

The underwriting fee is equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting fee is $                 per ordinary share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

	Without exercise of option to purchase additional ordinary shares	With full exercise of option to purchase additional ordinary shares
Per Share	$	$

Total	$	$

We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $                . We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc. (“FINRA”) in an amount of up to $                .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ordinary shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to any shares or any securities convertible into or exercisable or exchangeable for any ordinary shares, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any ordinary share or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus.

The restrictions on transfers or other dispositions by us described above do not apply to:

(i)	the ordinary shares to be sold in this offering;

(ii)	the issuance of ordinary shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

(iii)	the grant of any options to purchase ordinary shares, restricted shares or restricted units under an incentive compensation plan in effect or approved by our board of directors on the date of this prospectus and described in this prospectus;

(iv)	our filing of any registration statement on Form S-8 or a successor form relating to the ordinary shares granted pursuant to or reserved for issuance under an incentive compensation plan described in this prospectus;

(v)	the offer or issuance of ordinary shares in connection with an acquisition, joint venture, commercial or collaborative relationship, or an acquisition or license by us of assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with any such acquisition, provided that (1) the aggregate number of shares issued does not exceed 5% of the total number of outstanding ordinary shares immediately following the closing of this offering and (2) the recipient of any such shares during the restricted period enters into a lock-up agreement; and

(vi)	facilitating the establishment of a trading plan on behalf of one of our shareholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that such plan does not provide for the transfer of ordinary shares during the restricted period and no public announcement or filing under the Exchange Act is required of or will be voluntarily made by us regarding the establishment of such plan.

Our directors and executive officers, and substantially all of our shareholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any lock-up securities, (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to our directors, officers and securityholders with respect to:

(i)	transfers or dispositions:

(a)	as a bona fide gift or gifts, or for bona fide estate planning purposes;

(b)	by will or intestacy;

(c)	to an immediate family member of the director, officer or securityholder, any trust for the direct or indirect benefit of the director, officer or security holder or an immediate family member of such director, officer or securityholder, or if the securityholder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(d)	to a corporation, partnership, limited liability company or other entity of which the director, officer or securityholder and the immediate family of such director, officer or securityholder are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(e)	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under (a) through (d) above;

(f)	if the securityholder is a corporation, partnership, limited liability company, trust or other business entity, (1) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the securityholder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the securityholder or affiliates of the securityholder, or (2) as part of a distribution to members, partners (including limited partners) or shareholders of the securityholder;

(g)	by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or other court or regulatory agency order;

(h)	to us (1) from an employee upon death, disability or termination of employment, in each case, of such employee or (2) pursuant to contractual arrangements described in this prospectus;

(i)	as part of a sale of securities that are acquired in this offering or that are acquired in open market transactions after the closing date for this offering;

(j)	to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase ordinary shares (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights; or

(k)	pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our capital stock involving a change of control of our company;

provided that (1) in the case of any transfer or distribution pursuant to clause (a), (b), (c), (d), (e), (f) and (g), such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver a lock-up letter, (2) in the case of any transfer or distribution pursuant to clause (a), (c), (d), (e), (f) and (i), no filing by any party under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 4 or Form 5 made after the expiration of the restricted period) and (3) in the case of any transfer or distribution pursuant to clause (b), (h), (i) and (j) it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership in connection with such transfer or distribution shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer;

(ii)	the exercise of outstanding options, settle restricted stock units or other equity awards or exercise warrants pursuant to plans described in this prospectus; provided that any securities received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreements;

(iii)	the conversion of outstanding preferred shares, warrants to acquire preferred shares or convertible securities into ordinary shares or warrants to acquire ordinary shares; provided that any such ordinary shares or warrants received upon such conversion shall be subject to the terms of the lock-up agreement;

(iv)	the establishment of trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of securities; provided that (1) such plans do not provide for the transfer of securities during the restricted period and (2) no filing by any party under the Exchange Act or other public announcement shall be required or made voluntarily in connection with such trading plan during the restricted period;

(v)	the pledge or transfer of our ordinary shares pursuant to agreements governing indebtedness or commitments relating to indebtedness in effect on the date hereof (and any refinancing or replacement thereof, provided that the number of our ordinary shares pledged or transferred in connection therewith shall not exceed the amount of our ordinary shares subject to the agreement preceding such refinancing or restatement) and described in this prospectus and any transfer upon foreclosure, provided that it shall be a condition to such pledge or transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership in connection with such pledge or transfer shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate therein (including in the footnotes thereto) the nature and conditions of such transfer; and

(vi)	the sale of securities acquired in or after this offering (other than issuer-directed ordinary shares purchased in the offering by our officers or directors).

With respect to (v) above, certain of our shareholders have granted a security interest in all or a portion of our shares beneficially owned by them pursuant to certain of their debt instruments, each of which may include default provisions. As of the date of this prospectus, to our knowledge, 1,039,160 of our ordinary shares are subject to a security interest, including 891,320 of our ordinary shares held by our Chief Executive Officer and 147,840 of our ordinary shares held by our Chief Scientific Officer.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part, at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, as amended.

We have applied to list our ordinary shares on Nasdaq under the symbol “SOPH.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional ordinary shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ordinary shares, in whole or in part, or by purchasing ordinary shares in the open market. In making this determination, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market compared to the price at which the underwriters may purchase ordinary shares through the option to purchase additional ordinary shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ordinary shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq in the over-the-counter market or otherwise.

Furthermore, at our request, the underwriters have reserved up to 5% of the ordinary shares offered by this prospectus, for sale, at the initial public offering price, to our employees and to friends, professional contacts and family members of our employees and directors. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any director or officer, which will be subject to a 180-day lock-up restriction described above. The sales will be made at our direction by Morgan Stanley & Co. LLC through a directed share program. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the directed share program. The number of ordinary shares available for sale to the general public will be reduced by the number of reserved ordinary shares sold to these individuals. Any reserved ordinary shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ordinary shares offered by this prospectus.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that our ordinary shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Furthermore, certain of the underwriters and their affiliates have in the past and may in the future provide lending and other services to us. For example, affiliates of Credit Suisse Securities (USA) LLC entered into agreements with us in connection with COVID-19 relief measures, that involved government-sponsored programs and which have been repaid in full, as well as in connection with the Credit Facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the EEA (each a “Relevant State”), no ordinary shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)    to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)    in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ordinary shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No ordinary shares have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the Financial Conduct Authority, except that the ordinary shares may be offered to the public in the UK at any time:

(a)    to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)    in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”),

provided that no such offer of the ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ordinary shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the UK, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Order and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ordinary shares in the UK within the meaning of the Order.

Any person in the UK that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the UK, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ordinary shares described herein. The ordinary shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (the “FinSA”), except under an exemption from the prospectus requirements under the FinSA. The ordinary shares and will not be listed or admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the initial public offering or the ordinary shares may be distributed or otherwise made available in Switzerland in a manner which would require the publication of a prospectus pursuant to the FinSA.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document has not been and will not be reviewed or approved by a Swiss reviewing body (Prüfstelle) pursuant to article 51 of the FinSA.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of ordinary shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares you undertake to us that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those ordinary shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The ordinary shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ordinary shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any ordinary shares or caused the ordinary shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any ordinary shares or cause the ordinary shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in China

This prospectus will not be circulated or distributed in the PRC and the ordinary shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The ordinary shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the ordinary shares have been and will be offered in Korea as a private placement under the FSCMA. None of the ordinary shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The ordinary shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ordinary shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ordinary shares. By the purchase of the ordinary shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ordinary shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Taiwan

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or the CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre, or the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The ordinary shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Bermuda

Ordinary shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in the British Virgin Islands

The ordinary shares are not being and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The ordinary shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (BVI Companies), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) is being made in connection with the issue of the ordinary shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The ordinary shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section96 (1)(a)	the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorized financial service providers under South African law;

(v) financial institutions recognized as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Section96 (1)(b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the ordinary shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Expenses of the offering

We expect that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq initial listing fees and expenses		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Stamp duty		*
Miscellaneous costs		*

Total	$	*

*	To be provided by amendment.

All amounts in the table are estimates except the SEC registration fee and the FINRA filing fee. We will pay all of the expenses of this offering. In addition, we are obligated to pay a fee to TriplePoint upon the completion of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Capital Resources.”

Legal matters

The validity of the ordinary shares and certain other matters with respect to Swiss law will be passed upon for us by Homburger AG, Zurich, Switzerland. Certain matters with respect to U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain matters with respect to U.S. federal and New York State law will be passed upon for the underwriters by Cooley LLP, New York, New York. Certain matters with respect to Swiss law will be passed upon for the underwriters by Lenz & Staehelin, Zurich, Switzerland.

Change in registrant’s certifying accountant

On October 28, 2020, Ernst & Young Ltd (the “Former Auditor”) was dismissed as our independent accountant. Our board of directors recommended the dismissal of the Former Auditor and our shareholders approved the dismissal of the Former Auditor on October 28, 2020.

The Former Auditor’s audit report on our statutory non-consolidated financial statements for fiscal year 2019 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2019 and through the subsequent interim period on or prior to dismissal, (a) there were no “disagreements” (within the meaning of Item 16F(a)(1)(iv) of Form 20-F) between us and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in their reports on the financial statements for such years; and (b) there were no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

We provided the Former Auditor with a copy of the disclosures that we are making in the registration statement of which this prospectus forms a part prior to the time the registration statement was publicly filed with the SEC. We have requested that the Former Auditor furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein, a copy of which is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

Effective October 28, 2020, our shareholders appointed PricewaterhouseCoopers SA as our new independent registered public accounting firm. During the fiscal year ended December 31, 2019 and the subsequent interim period through October 28, 2020, neither we nor anyone acting on our behalf has consulted with PricewaterhouseCoopers SA with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that PricewaterhouseCoopers SA concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was either the subject of a “disagreement” or “reportable event” within the meaning of Item 16F(a)(1) of Form 20-F.

Experts

The consolidated financial statements as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers SA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers SA is a member of EXPERTsuisse — Swiss Expert Association for Audit, Tax and Fiduciary.

Enforcement of judgments

We are organized under the laws of Switzerland and our registered office and domicile is located in Saint-Sulpice, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the PILA. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result would be incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the PILA;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•

no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Where you can find more information

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.sophiagenetics.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

Index to consolidated financial statements

SOPHiA GENETICS SA

Annual Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sophia Genetics SA

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sophia Genetics SA and its subsidiaries (the “Company”) as of December 31, 2020 and 2019 and January 1, 2019, and the related consolidated statements of income/loss, comprehensive income/loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and January 1, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers SA

Lausanne, Switzerland

May 24, 2021, except for the effects of the share split discussed in Note 35 “Significant accounting policies—Basis of preparation—Share split” to the consolidated financial statements, as to which the date is July 2, 2021

We have served as the Company’s auditor since 2020.

SOPHiA Genetics SA, Saint-Sulpice

Consolidated statement of income/loss

		Year ended December 31,
In USD thousands except per share data	Notes	2020	2019
Revenue	3	28,400	25,362
Cost of Revenue	4/5	(10,709)	(7,532)

Gross profit		17,691	17,830

Research and development costs	5	(18,588)	(15,018)
Selling and marketing costs	5	(17,432)	(19,414)
General and administrative costs	5	(18,965)	(15,669)
Other operating income and (expense), net	6	(93)	(16)

Operating loss		(37,387)	(32,287)

Finance income and (expense), net	7	(3,838)	(1,342)

Loss before income taxes		(41,225)	(33,629)

Income tax (expense)/benefit	8	1,886	(162)

Loss for the year		(39,339)	(33,791)

Attributable to the owners of the parent		(39,339)	(33,791)

Loss per share
Basic and diluted loss per share (in USD)	9	(0.93)	(0.90)

The notes form an integral part of these consolidated financial statements.

SOPHiA Genetics SA, Saint-Sulpice

Consolidated statement of comprehensive income/loss

		Year ended December 31,
In USD thousands	Notes	2020	2019
Loss for the year		(39,339)	(33,791)

Other comprehensive (loss)/profit:
Items that may be reclassified to profit or loss (net of tax)
Currency translation differences		7,338	272

Total items that may be reclassified to profit or loss		7,338	272

Items that will not be reclassified to profit or loss (net of tax)
Remeasurement of defined benefit plans	22	184	(1,523)

Total items that will not be reclassified to profit or loss		184	(1,523)

Other comprehensive profit/(loss) for the year		7,522	(1,251)

Total comprehensive loss for the year		(31,817)	(35,042)

Attributable to owners of the parent		(31,817)	(35,042)

The notes on form an integral part of these consolidated financial statements.

SOPHiA Genetics SA, Saint-Sulpice

Consolidated balance sheet

		As at December 31,		As at January 1,
In USD thousands	Notes	2020	2019	2019

Assets

Current assets
Cash and cash equivalents	10	74,625	18,069	53,907
Term deposits and short-term investments	11	22,720	366	413
Accounts receivable—trade	12	6,363	7,929	4,197
Inventory	13	3,384	3,610	2,874
Other current assets	14	2,602	3,785	1,326

Total current assets		109,694	33,759	62,717

Non-current assets
Property, plant and equipment	15	1,772	1,913	1,156
Right-of-use assets	16	3,767	4,535	3,362
Intangible assets	17	13,282	10,236	8,510
Deferred tax asset	8	2,114	—	—
Other non-current assets	14	1,486	1,212	876

Total non-current assets		22,421	17,896	13,904

Total assets		132,115	51,655	76,621

Liabilities and equity

Current liabilities
Accounts payable	18	5,907	5,400	2,363
Accrued expenses	19	9,081	6,902	4,677
Deferred contract revenue	3	2,642	2,097	1,874
Borrowings	21	2,873	2,225	1,943
Lease liabilities	16	1,036	967	544
Other current liabilities	20	48	1,666	—

Total current liabilities		21,587	19,257	11,401

Non-current liabilities
Borrowings	21	457	1,613	3,910
Lease liabilities	16	2,883	3,659	2,818
Defined benefit pension liabilities	22	5,158	4,063	2,096
Deferred contract revenue	3	142	82	66
Other non-current liabilities	20	1,378	728	1,512

Total non-current liabilities		10,018	10,145	10,402

Total liabilities		31,605	29,402	21,803

Equity
Share capital	23	2,460	1,947	1,912
Share premium	23	227,429	119,227	117,502
Other reserves	24	8,300	(581)	(47)
Accumulated deficit		(137,679)	(98,340)	(64,549)

Total equity		100,510	22,253	54,818

Total liabilities and equity		132,115	51,655	76,621

The notes form an integral part of these consolidated financial statements.

SOPHiA Genetics SA, Saint-Sulpice

Consolidated statement of changes in equity

In USD thousands	Notes	Share capital	Share premium	Other reserves	Accumulated deficit	Total
As at January 1, 2019		1,912	117,502	(47)	(64,549)	54,818

Loss for the year		—	—	—	(33,791)	(33,791)
Other comprehensive income/(loss)		—	—	(1,251)	—	(1,251)

Total other comprehensive income/(loss)		—	—	(1,251)	(33,791)	(35,042)

Share-based compensation	25	—	—	717	—	717

Transactions with owners
Share options exercised	23	35	1,725	—	—	1,760

As at December 31, 2019		1,947	119,227	(581)	(98,340)	22,253

As at January 1, 2020		1,947	119,227	(581)	(98,340)	22,253
Loss for the year		—	—	—	(39,339)	(39,339)
Other comprehensive income/(loss)		—	—	7,522	—	7,522

Total other comprehensive income/(loss)		—	—	7,522	(39,339)	(31,817)

Share-based compensation	25	—	—	1,359	—	1,359

Transactions with owners
Share options exercised	23	17	1,055	—	—	1,072
Issue of share capital, net of transaction costs	23	496	107,147	—	—	107,643

As at December 31, 2020		2,460	227,429	8,300	(137,679)	100,510

The notes form an integral part of these consolidated financial statements.

SOPHiA Genetics SA, Saint-Sulpice

Consolidated statement of cash flows

		Year ended December 31,
In USD thousands	Notes	2020	2019

Operating activities
Loss before tax		(41,225)	(33,629)
Adjustments for non-monetary items
Depreciation	5	1,758	1,546
Amortization	5	632	367
Interest expense	7	1,224	1,073
Interest income	7	(96)	(86)
Expected credit loss allowance	12	763	872
Other non-cash items of income and expense	26	2,025	850
Working capital changes
(Increase)/decrease in accounts receivable—trade		1,118	(4,352)
(Increase)/decrease in other current assets		2,347	(2,009)
(Increase)/decrease in inventory		536	(862)
Increase/(decrease) in accounts payables		(185)	5,603
Cash used in operating activities
Income tax received/(paid)		153	(252)
Interest paid		(855)	(837)
Interest received		75	36

Net cash flows used in operating activities		(31,730)	(31,680)

Investing activities
Purchase of property, plant and equipment	15	(450)	(1,355)
Investment in term deposit	11	(21,119)	—
Acquisition of intangible assets	17	(318)	(1,678)
Capitalized development costs	17	(2,436)	—

Net cash flow used in investing activities		(24,323)	(3,033)

Financing activities
Proceeds from issuance of share capital, net of transaction costs	23	107,643	—
Proceeds from exercise of share options	23	1,072	1,760
Proceeds from borrowings	21	15,839	—
Payments of principal portion of lease liabilities	16	(980)	(816)
Repayments of borrowings	21	(16,529)	(1,967)

Net cash flow from/(used) in financing activities		107,045	(1,023)

Increase/(decrease) in cash and cash equivalents		50,992	(35,736)

Effect of exchange differences on cash balances		5,564	(102)
Cash and cash equivalents at beginning of the year		18,069	53,907

Cash and cash equivalents at end of the year		74,625	18,069

The notes form an integral part of these consolidated financial statements.

SOPHiA Genetics SA, Saint-Sulpice

Notes to the consolidated financial statements

1. Company information

General information

SOPHiA GENETICS SA (the “Company”) is a limited liability healthcare technology company, incorporated on March 18, 2011 and headquartered in Saint-Sulpice, Switzerland. The Company and its consolidated subsidiaries (together referred to as “The Group”) are dedicated to establishing the practice of data-driven medicine as the standard of care in health care and for life sciences research. The Group has built a cloud-based software-as-a-service (“SaaS”) platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDM,” standardizes, computes and analyzes digital health data and is used in decentralized locations to break down data silos.

As at December 31, 2020 and throughout the two years ended on that date the Group had the following wholly owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	USA

SOPHiA GENETICS Intermediação de Negócios EIRELI, a wholly owned subsidiary located in Brazil was incorporated on April 17, 2019.

Interactive Biosoftware S.A.S., a wholly owned subsidiary located in France and acquired in 2018, was merged into SOPHiA GENETICS S.A.S. in 2020.

The Group’s Board of Directors approved the issue of the consolidated financial statements on May 24, 2021 except for the share split disclosed in note 35, “Significant accounting policies—Basis of preparation—Share split” as to which the date is July 2, 2021.

2. Segment reporting

The Group operates in a single operating segment. The nature of the Group’s customers is considered in note 12, “Accounts receivable – trade.” While the Group has several revenue streams, their complementary nature means that it is not meaningful to attempt to identify separate costs for each of these streams. The Group’s financial information is reviewed and its performance assessed as a single segment by the senior management team (the Chief Operating Decision-Maker), led by the Chief Executive Officer (“CEO”).

An analysis of revenue by destination country is presented below:

	Year Ended December 31,
In USD thousands	2020	2019
France	6,060	5,874
Italy	2,994	3,150
United States	2,636	1,989
Spain	2,356	2,105
Switzerland	1,708	722
Brazil	1,535	1,186
Austria	1,310	927
Turkey	1,222	1,714
United Kingdom	1,147	1,213
Germany	1,146	1,140
Other	6,286	5,342

Total revenue	28,400	25,362

The Group has locations in four countries outside of its headquarters in Switzerland: France, the United States, the UK and Brazil. An analysis of the location of non-current non-financial assets by country is as follows:

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Switzerland	17,362	14,954	12,662
France	2,656	1,021	609
United States	996	1,239	—
United Kingdom	416	2	6
Brazil	7	—	—

Total non-current non-financial assets	21,437	17,216	13,277

3. Revenue

Accounting policy

Nature of goods and services

Revenue represents amounts received and receivable from third parties for goods supplied and services rendered to customers. Revenues are reported net of rebates and discounts and net of sales and value added taxes in an amount that reflects the consideration that is expected to be received for goods or services. The majority of the sales revenue is recognized: (i) when customers generate analyses on their patient data through the SOPHiA platform, (ii) when consumables, namely DNA enrichment kits, are delivered to customers at which point control transfers, (iii) when services, namely set-up programs, are performed and (iv) over the duration of the software licensing arrangements for the Alamut software offerings.

Products and services are sold both directly to customers and through distributors, generally under agreements with payment terms of up to 180 days. Therefore, contracts do not contain a significant financing component.

SOPHiA Platform:    The majority of the SOPHiA platform revenue is derived from each use of the SOPHiA platform by customers to generate analysis on their patient data. Analysis revenue is recognized as analysis results are made available to the customer on the SOPHiA platform. Contract assets are recognized on the balance sheet as accrued contract revenue for any analyses performed by customers that have not been invoiced at the reporting period date. Any payments received in advance of customers generating analyses are recorded as deferred contract revenue until the analyses are performed.

Customers use the SOPHiA platform to perform analyses under three different models: dry lab access; bundle access; and integrated access.

For dry lab arrangements, customers use the testing instruments and consumables of their choice and the SOPHiA platform and algorithms for variant detection and identification. In these arrangements, the Group has identified one performance obligation, which is the delivery of the analysis result to the customer.

For bundle arrangements, customers purchase a DNA enrichment kit along with each analysis. Customers use the DNA enrichment kit in the process of performing their own sequencing of each sample. Customers then upload their patient data to the SOPHiA platform for analysis. In these arrangements, the Group has identified two performance obligations: the delivery of the DNA enrichment kits and the performance of the analyses. Revenue is recognized for the DNA enrichment kits when control of products has transferred to the customer, which is generally at the time of delivery, as this is when title and risk of loss have been transferred. Revenue for the performance of the analyses is recognized on delivery of the analysis results to the customer. Refer to the policy for arrangements with multiple performance obligations for how revenue is allocated between the performance obligations.

Deferred contract revenue balances relating to analyses not performed 12 months after the date of the last platform usage are recognized as revenue. This policy is not based on contractual conditions but on the Group’s experience of customer behavior.

For integrated arrangements, customers have their samples processed and sequenced through selected SOPHiA platform partners within the clinical network and access their data through the SOPHiA platform. The Group has identified one performance obligation, which is delivery of the analysis results to the customer.

Through the SOPHiA platform the Group also sells access to Alamut software products. Some arrangements with customers allow customers to use Alamut as a hosted software service over the contract period without the customer taking possession of the software. Other customers take possession of the software, but the utility of that software is limited by access to the Group’s proprietary SOPHiA database, which is provided to the customer on a fixed term basis. Under both models, revenue is recognized on a straight-line basis over the duration of the agreement.

The Group also derives revenue from the SOPHiA platform by providing services to biopharma customers who engage the Group to (i) develop and perform customized genomic analyses and / or (ii) access the database for use in clinical trials and other research projects.

The biopharma contracts are generally unique, so the following steps are performed to determine the amount of revenue to be recognized and when it should be recognized: (1) identify the contract or contracts; (2) determine whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (3) measure the transaction price, including the constraint on variable consideration; (4) allocate the transaction price to the performance obligations based on estimated selling prices; and (5) recognize revenue when (or as) each performance obligation is satisfied.

Generally, the primary performance obligation in these arrangements is the delivery of analysis results in the form of a final report, resulting in revenue being recognized, in most cases, upon the issuance of the final report or successful recruitment of clinical trial participants.

Workflow materials and services:    Revenue from workflow materials and services includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services. These include the provision of set-up programs and training and the sale of kits and tests that are not linked to use of the platform. Set-up programs and training are typically combined with a customer’s first order prior to the customer beginning to use the SOPHiA platform.

Revenue from services is generally recognized when the services are performed. Revenue from materials is recognized when control of the goods is transferred to the customer, generally at the time of delivery. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leasing and the fees charged for the maintenance of this equipment.

Arrangements with multiple performance obligations

The Group sells different combinations of analyses, consumables and services to its customers under its various SOPHiA platform models.

The Group has determined that the stand-alone selling prices for services and DNA enrichment kits are directly observable. For set-up programs and training sold along with dry lab arrangements or bundle arrangements, the stand-alone selling price of these services is determined on a time and materials basis. For DNA enrichment kits sold as part of a bundle, the stand- alone selling price is based on an expected cost-plus-margin approach.

The Group has determined that the stand-alone selling price for the analyses, in both a dry lab arrangement and bundle arrangement, is highly variable and therefore a representative stand-alone selling price is not discernible from past transactions. As a result, the residual approach is used to determine the stand-alone selling price of the analyses in dry lab arrangements that include services and in bundle arrangements that include DNA enrichment kits and, in some cases, services.

The Group also has a small number of bundle contracts with a fixed term, generally four years, that also include providing the customer with DNA sequencing automation equipment, which the Group has determined is an IFRS 16 leasing component. In these arrangements the Group provides DNA sequencing automation equipment to the customer over the fixed term and at completion of the contract term the customer takes possession of the equipment. The Group has determined that it is a dealer lessor and provision of this equipment to the customer is classified as a finance lease. As a result, upon delivery of leased equipment at the inception of the arrangement, a selling profit is recognized based on the fair value of the underlying equipment less the cost of the equipment. Over the term of the agreement, the minimum lease payment is deducted from the proceeds of the bundle sales in order to reduce the net investment in the corresponding lease receivable over the contract term and interest income is recognized as the discount on the lease receivable unwinds. The remaining proceeds from the contract are accounted for under IFRS 15, “Revenue from Contracts with Customers,” using the policies described above.

Costs to fulfill

Costs are incurred to fulfill obligations under certain biopharma contracts once obtained, but before transferring goods or services to the customer. Fulfillment costs are recognized as an asset, provided these costs are not addressed by other accounting standards, if the following criteria are met: (i) the costs relate directly to a contract or an anticipated contract that the Group can specifically identify, (ii) the costs generate or enhance resources of the Group that will be used in satisfying (or continuing to satisfy) performance obligations in the future and (iii) the costs are expected to be recovered.

The asset recognized from deferring the costs to fulfill a contract is recorded in the consolidated balance sheet as deferred contract costs within other current assets and amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates, which depends on the nature of the performance obligation(s) in the contract. The amortization of these assets is recorded in cost of revenue.

Revenue streams

The Group’s revenue from contracts with customers has been allocated to the revenue streams indicated below.

	Year ended December 31,
In USD thousands	2020	2019
SOPHiA platform	27,221	23,710
Workflow equipment and services	1,179	1,652

Total revenue	28,400	25,362

Workflow equipment and services includes lease revenue recognized under IFRS 16, Leases, of USD 103 thousand (2019: USD 246 thousand).

Contract assets and liabilities

The timing of revenue recognition and billings can result in accrued contract revenue and deferred contract costs, which are presented within other current assets in the consolidated balance sheet and deferred contract revenue which is presented on the face of the consolidated balance sheet.

Accrued contract revenue

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Accrued contract revenue before loss allowance	262	448	147
Loss allowance	—	—	—

Accrued contract revenue net of loss allowance	262	448	147

Deferred contract costs

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Current	18	241	56
Non-current	—	16	104

Total deferred contract cost	18	257	160

Deferred contract revenue

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Current	2,642	2,097	1,874
Non-current	142	82	66

Total deferred contract revenue	2,784	2,179	1,940

Accrued contract revenue is related to unbilled SOPHiA platform analyses.

Deferred contract costs comprise deferred fulfillment costs related to biopharma and prepaid maintenance costs relating to DNA sequencing automation equipment.

Deferred contract revenue relates to advances or deposits received from customers before revenue is recognized and is primarily related to SOPHiA platform analyses invoiced in advance of the customers performing the analyses, deferred Alamut software revenue and progress payments received as part of biopharma contracts. For reporting purposes, deferred revenue billed but not collected at period end is deducted from deferred revenue and accounts receivable, so that both balances are reported net of unpaid deferred revenue.

Deferred contract revenue brought forward at January 1, 2020 and January 1, 2019 amounted to USD 2,179 thousand and USD 1,940 thousand, respectively. During the twelve months ended December 31, 2020 and 2019, the Group satisfied the performance obligations associated with that deferred contract revenue to the extent that revenue was recognized of USD 2,036 thousand and USD 1,859 thousand, respectively.

The majority of platform revenue is derived from contracts with an original expected length of one year or less. However, there are certain biopharma and Alamut contracts in which performance obligations extend over multiple years. The Group has elected to apply the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts.

4. Cost of revenue

Cost of revenue comprises costs directly incurred in earning revenue, including computer costs and data storage fees paid to hosting providers, manufacturing costs, materials and consumables, the cost of equipment leased out under finance leases, personnel-related expenses and amortization of capitalized development costs.

5. Operating expense

Research and development costs

Research and development costs consist of personnel and related expenses for technology and product development, depreciation and amortization, laboratory supplies, consulting services, computer costs and data storage fees paid to hosting providers related to research and development and allocated overhead costs. These costs are stated net of government grants for research and development and innovation received as tax credits and net of capitalized costs.

Selling and marketing costs

Selling and marketing costs consist of personnel and related expenses for the employees of the sales and marketing organization, costs of communications materials that are produced to generate greater awareness and utilization of the platform among customers, costs of third-party market research, costs related to transportation and distribution of our products and allocated overhead costs. These costs are stated net of government grants under the US Paycheck Protection Program for payroll and/or rental obligations received as a loan that is forgiven if utilized as intended.

General and administrative costs

General and administrative costs consist of personnel and related expenses for our executive, accounting and finance, legal, quality, support and human resources functions, depreciation and amortization, professional services fees incurred by these functions, general corporate costs and allocated overhead costs, which include occupancy costs and information technology costs.

Government grants for research and development and innovation received as tax credits

The Group receives government grants in France for research and development and innovation by way of tax credits. Total government grants for research and development and innovation recognized in the statement of income/loss during the period amounts to USD 763 thousand (2019: USD 447 thousand). There are no unfulfilled conditions or other contingencies attached to these grants.

Government grants—PPP loan

On June 3, 2020, SOPHiA GENETICS Inc. was granted a USD 745 thousand loan from Citizens Bank under the Paycheck Protection Program (`PPP`) maturing on June 3, 2022. This loan carried an interest of 1% and was scheduled to be repaid in twelve monthly installments starting from July 3, 2021. The loan agreement allowed for the Company to apply for loan forgiveness if the Company used the proceeds for payroll and/or rental obligations within the 8-week period after the disbursement of the loan.

The Company was confident from inception of the loan that it would meet the conditions for non-repayment of the loan and accounted for it as a government grant. The loan proceeds were recognized as a reduction in employee benefit expenses within selling and marketing costs in the 8-week period after disbursement of the loan.

The Company submitted an application for loan forgiveness in January 2021 and the loan including interest due was confirmed to be forgiven on February 24, 2021.

Accounting policy

Certain government grants for payroll and/or rental obligations are received as loans that are forgiven if the proceeds are utilized as intended within the specified timeframe. As soon as it is clear that the conditions for forgiveness will be fulfilled, these loans are recognized in the statement of income/loss as a reduction in the operating expense costs that they are intended to fund.

Sales commission

The Group pays sales commission to its employees for obtaining contracts. These costs are expensed as part of employee compensation in selling and marketing costs. They are not capitalized as contract costs as the commissions either represent bonuses payable for revenue earned in the period or have a service condition attached.

Operating expense by nature

	Year ended December 31,
In USD thousands	2020	2019
Changes in inventories of finished goods and work in progress	(259)	729
Raw materials and consumables used	(3,843)	(3,180)
Employee benefit expenses	(36,732)	(27,237)
Social charges	(6,983)	(4,218)
COVID—salaries reimbursement	1,129	—
Research tax credit	763	447
Share-based compensation	(1,359)	(717)
Depreciation	(1,758)	(1,546)
Amortization	(632)	(367)
Professional fees	(5,371)	(5,357)
Office expenses	(2,006)	(2,774)
Travel	(1,361)	(4,416)
Marketing	(972)	(1,761)
Licenses	(1,647)	(996)
Less: capitalized software development costs (note 17, “Intangible assets”)	2,436	—
Other expense	(7,099)	(6,240)

Total	(65,694)	(57,633)

Depreciation and amortization have been charged in the following expense categories:

	Year ended December 31,
In USD thousands	2020		2019
	Depreciation	Amortization	Depreciation	Amortization
Cost of revenue	—	(111)	—	—
Research and development costs	(727)	—	(624)	—
Selling and marketing costs	(543)	—	(550)	—
General and administrative costs	(488)	(521)	(372)	(367)

Total	(1,758)	(632)	(1,546)	(367)

6. Other operating income and (expense)

	Year ended December 31,
In USD thousands	2020	2019
Government grants—COVID loans	93	—
Gains on disposal of tangible assets	4	—
Intangible assets write-off	(226)	—
Other operating income/(expense), net	36	(16)

Total other operating income and (expense)	(93)	(16)

Government grants—COVID-19 loans

COVID-19 loans are granted at below-market rates of interest and represent a form of government grant.

Accounting policy

On inception, a COVID-19 loan is initially measured at fair value, calculated on the basis of the contractual future cashflows. The surplus of the loan proceeds over the fair value of the loan is recognized initially on the balance sheet in deferred government grant income within other liabilities and released to income within other operating income over the life of the loan. The loan is subsequently accounted for at amortized cost using the effective interest rate method.

7. Finance income and (expense), net

	Year ended December 31,
In USD thousands	2020	2019
Interest income	96	86

Total interest income	96	86

Interest on loans	(513)	(715)
Interest on lease liabilities	(121)	(129)
Other interest	(206)	(132)

Total interest expense	(840)	(976)

Derivative fair value gains/(losses)	(384)	(98)

Foreign exchange gains/(losses), net	(2,710)	(354)

Total finance income and (expense), net	(3,838)	(1,342)

Interest income consists of interest income earned on cash and cash equivalents, short-term investments and lease receivables.

Interest expense on loans includes interest on commercial borrowings and also interest on COVID-19 loans using the effective interest rate method. The relevant accounting policy is disclosed above in note 6, “Other operating income and (expense).”

Other interest expense includes interest on an earnout retention bonus resulting from the purchase of Interactive Biosoftware and included in other liabilities (see note 20, “Other current and non-current liabilities”).

The foreign exchange gains and losses arise principally on USD cash balances and intercompany receivable balances in the parent company, whose functional currency is the Swiss franc.

The derivative fair value losses arise on the revaluation of a success fee associated with a loan and explained in note 20, “Other current and non-current liabilities.”

8. Income taxes

	Year ended December 31,
In USD thousands	2020	2019

Current (expense)/benefit:
Current year	—	(86)
Uncertain tax positions	(74)	(76)

Total current (expense)/benefit	(74)	(162)

Deferred (expense)/benefit:
Origination and reversal of temporary differences	5,236	5,110
Unrecognized deferred tax assets	(3,276)	(5,110)

Total deferred (expense)/benefit	1,960	—

Total income tax (expense)/benefit:	1,886	(162)

Reconciliation of the expected tax expense to the tax expense reported in the statement of income/loss.

	Year ended December 31,
In USD thousands	2020	2019
Loss before tax	(41,225)	(33,629)

Tax at Swiss statutory rate	5,541	4,519
Effect of tax rates in foreign jurisdictions	(177)	568

Tax effect of:
Unrecognized deferred tax assets	(3,276)	(5,110)
Income not subject to tax / (expense not deductible for tax purposes)	41	(1)
Uncertain tax positions	(74)	(76)
Other	(169)	(62)

Income tax (expense)/benefit	1,886	(162)

Movement in the deferred tax balances

During the year ended December 31, 2020, the Company recognized deferred tax assets for its foreign subsidiaries due to the implementation of intercompany transfer pricing arrangements that will assure realization of their respective deferred tax assets in each country.

In USD thousands	Depreciation & amortization	Bad debt reserves	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
Balance at January 1, 2020	—	—	—	—	—	—	—	—
Recognized in profit or loss	268	403	33	(289)	280	(17)	1,282	1,960
Recognized in OCI	—	—	7	—	—	—	—	7
Currency translation differences	20	30	(5)	(22)	21	7	96	147

Balance at December 31, 2020	288	433	35	(311)	301	(10)	1,378	2,114
Deferred tax assets	288	433	35	—	301	—	1,378	2,435
Deferred tax liabilities	—	—	—	(311)	—	(10)	—	(321)

Unrecognized deferred tax assets

As at December 31, 2020, December 31, 2019 and January 1, 2019, the Company recognized deferred tax assets to the extent that it was probable that they would be realized. The following table consists of the deferred tax assets that have not been recognized because it is not probable that there will be future taxable profits to use these benefits.

	As at December 31,				As at January 1,
	2020		2019		2019
In USD thousands	Gross amount	Tax effect	Gross amount	Tax effect	Gross amount	Tax effect
Deductible/(taxable) temporary differences	5,371	722	13,360	2,219	7,672	1,273
Net operating loss carryforwards	141,896	20,616	91,441	12,948	57,899	8,386

Total	147,267	21,338	104,801	15,167	65,571	9,659

Net operating loss carryforwards

As at December 31, 2020, December 31, 2019 and January 1, 2019, the Company had various net operating loss (“NOL”) carryforwards in Switzerland, France, the UK and the US that are available to reduce future taxable income and income taxes, the majority of which will expire at various dates through 2027. As at December 31, 2020, December 31, 2019 and January 1, 2019, the Company had the following NOL carryforwards:

	As at December 31,				As at January 1,
	2020		2019		2019
In USD thousands Country	Gross amount	Expiry date	Gross amount	Expiry date	Gross amount	Expiry date
Switzerland	131,918	2021-2027	75,762	2020-2026	52,579	2019-2025
France	4,554	unlimited	3,857	unlimited	2,044	unlimited
UK	2,450	unlimited	2,162	unlimited	1,839	unlimited
US—federal	5,131	unlimited	5,475	unlimited	1,164	unlimited
US—state and local	2,165	2029-2040	2,479	2029-2039	249	2033-2038
US—state and local	1,706	unlimited	1,706	unlimited	24	unlimited

Net operating loss carryforwards	147,924		91,441		57,899

Future realization of the tax benefits of existing temporary differences and NOL carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As at December 31, 2020, the Company performed an evaluation to determine the likelihood of realization of these tax benefits. In assessing the realization of the deferred tax assets, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is not probable that all of the deferred tax assets will be realized in Switzerland but has recognized deferred tax assets in France, the UK, the US and Brazil.

Unrecognized deferred tax liability on retained earnings of subsidiaries

The Company does not provide for foreign income and withholding taxes, Swiss income taxes or tax benefits on the excess of the financial reporting basis over the tax basis of its investments in foreign subsidiaries to the extent that such amounts are indefinitely reinvested to support operations and continued growth plans outside of Switzerland. The Company reviews its plan to indefinitely reinvest on a periodic basis. In making its decision to indefinitely reinvest, the Company evaluates its plans of reinvestment, its ability to control repatriation and to mobilize funds without triggering basis differences, and the profitability of its Swiss operations and their cash requirements and the need, if any, to repatriate funds. If the assessment of the Company with respect to any earnings of its foreign subsidiaries’ changes, deferred Swiss income taxes, foreign income taxes, and foreign withholding taxes may have to be accrued. Based on its assessment, the Company plans to indefinitely reinvest any undistributed foreign earnings as at December 31, 2020. In addition, the determination of any unrecognized deferred tax liabilities for temporary differences related to the Company’s investment in foreign subsidiaries is not practicable.

During the two years ended December 31, 2020 and 2019, only the Group’s French subsidiary had positive retained earnings, amounting to USD 1,121 thousand (2019: USD 808 thousand).

Uncertain tax positions

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and therefore subject to tax examination by various taxing authorities. In the normal course of business, the Company is subject to examination by local tax authorities in Switzerland, France, Brazil, Australia, the UK and the US. The Company is currently under examination in France for its 2018 and 2019 tax returns and is not aware of any issues under review that could result in significant payments, accruals or material deviation from its tax positions. There are no other tax examinations in progress.

The Company records tax liabilities or benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations in each of the jurisdictions in which the Company operates.

As at December 31, 2020, the Company recorded a provision of USD 246 thousand (2019: USD 151 thousand) for unrecognized tax liabilities including interest and penalties. The Company records interest and penalties related to income tax amounts as a component of income tax expense.

9. Loss per share

Share data have been revised to give effect to the share split explained in note 35, “Significant accounting policies—Basis of preparation—Share split.”

The Company’s shares comprise four classes of ordinary and preferred shares. Each share has a nominal value of CHF 0.05, regardless of share class. The net loss is allocated to each class pro rata to its weighted average number of shares in issue during the period. The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period.

In USD thousands and except share and per share data	Ordinary shares	Class D preferred shares	Class E preferred shares	Class F preferred shares	Total

Year ended December 31, 2020
Net loss attributed to shareholders	(21,534)	(7,645)	(6,515)	(3,645)	(39,339)
Weighted average number of shares in issue	23,182,715	8,230,220	7,014,040	3,923,782

Basic and diluted loss per share in USD	(0.93)	(0.93)	(0.93)	(0.93)

Year ended December 31, 2019
Net loss attributed to shareholders	(20,147)	(7,366)	(6,278)	—	(33,791)
Weighted average number of shares in issue	22,508,688	8,230,220	7,014,040	—

Basic and diluted loss per share in USD	(0.90)	(0.90)	(0.90)	—

For the years ended December 31, 2020 and 2019, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans 2013 and 2019 (see note 25, “Share-based compensation”) is not presented, as the impact would be to dilute a loss, which causes them to be deemed “not dilutive” for the purposes of the required disclosure.

10. Cash and cash equivalents

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Cash	42,880	9,789	16,517
Short-term deposits, up to 3 months	31,745	8,280	37,390

Cash and cash equivalents	74,625	18,069	53,907

11. Term deposits and short-term investments

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Term deposits, over 3 months, up to 12 months	22,720	—	—
Short-term investments	—	366	413

Total term deposits and short-term investments	22,720	366	413

Short-term investments

Short-term investments are investment in mutual funds valued at fair value through the statement of income/loss.

12. Accounts receivable—trade

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Accounts receivable—trade	9,027	9,760	5,139
Allowance for expected credit losses	(2,664)	(1,831)	(942)

Net accounts receivable	6,363	7,929	4,197

Accounts receivable—trade balances are non-interest bearing and payment terms are generally under agreements with payment terms of up to 180 days. The Group’s customers are mainly government-owned or government-funded hospitals and laboratories with a low credit risk. The Group has had minimal instances of actual credit losses and considers that this will continue to be the case.

The Group has adopted the simplified method indicated in IFRS 9 to build its allowance for expected credit losses. No provision matrix is used, as the Group has not identified any patterns or correlations that would form the basis for such a matrix. Allowance is made for lifetime expected credit losses as invoices are issued. The amount of allowance initially recognized is based on historical experience, tempered by expected changes in future cash collections, due for example to expected improved customer liquidity or more active credit management.

The movement in the allowance for expected credit losses in accounts receivable—trade is set out below.

In USD thousands	2020	2019
As at January 1,	1,831	942
Increase	1,069	1,081
Reversals	(379)	(202)
Write-off	(16)	(3)
Currency translation differences	159	13

As at December 31,	2,664	1,831

At December 31, 2020 the Group’s largest customer balance represented 5% of accounts receivable- trade (2019: 10%). All customer balances that individually exceeded 1% of accounts receivable—trade in aggregate amounted to USD 4,512 thousand (2019: USD 5,672 thousand).

Accounts receivable—trade include amounts receivable that relate to leases. The Group is the lessor under finance leases related to the leasing out of DNA sequencing automation equipment. As at December 31, 2020, the Group had recorded net lease receivables in the amount of USD 359 thousand (2019: USD 631 thousand) and recognized in the year ended December 31, 2020 lease revenue in the amount of USD 103 thousand (2019: USD 246 thousand) which is recorded in the statement of income/loss under workflow materials and services revenue.

13. Inventory

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Raw materials	3,248	2,680	2,378
Work in progress	722	1,061	381
Finished goods	127	51	—
Equipment to be leased out	—	—	202
Less provision	(713)	(182)	(87)

Total	3,384	3,610	2,874

Movement in inventory provisions

In USD thousands	2020	2019
As at January 1,	(182)	(87)
Increase in provision	(512)	(107)
Decrease in provision	—	14
Currency translation differences	(19)	(2)

As at December 31,	(713)	(182)

The amount of write-down of inventories in the year was USD 926 thousand (2019: USD 159 thousand).

14. Other current and non-current assets

Other current assets

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Accrued contract revenue	262	448	147
Deferred contract costs	18	241	56
Research tax credit receivable	863	127	171
Prepayments	1,084	1,670	365
VAT receivable	300	1,141	452
Government grants receivable	66	60	135
Other	9	98	—

Total	2,602	3,785	1,326

Other non-current assets

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Lease deposits	775	373	260
Lease receivable	209	307	367

Other financial non-current assets	984	680	627

Deferred contract costs	—	16	104
Research tax credit receivable	502	516	145

Total	1,486	1,212	876

Accrued contract revenue

Details of the nature of accrued contract revenue as at December 31, 2020 and 2019 and are set out in note 3 “Revenue.”

Deferred contract costs

Details of the nature of deferred contract costs are set out in note 3 “Revenue.”

Research tax credits receivable

These represent government grants for research and development and innovation. See note 6, “Other operating income and (expense),” for further details.

15. Property, plant and equipment

In USD thousands	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total

Gross value
As at January 1, 2019	102	434	1,444	234	2,214

Additions	547	120	457	278	1,402
Disposals	(2)	(24)	(107)	(26)	(159)
Currency translation differences	17	11	23	10	61

As at December 31, 2019	664	541	1,817	496	3,518

Additions	201	19	101	130	451
Disposals	(50)	—	(266)	(54)	(370)
Currency translation differences	75	55	147	51	328

As at December 31, 2020	890	615	1,799	623	3,927

Accumulated depreciation
As at January 1, 2019	(55)	(167)	(707)	(129)	(1,058)

Depreciation	(74)	(109)	(415)	(85)	(683)
Disposals	2	23	107	26	158
Currency translation differences	(3)	—	(15)	(4)	(22)

As at December 31, 2019	(130)	(253)	(1,030)	(192)	(1,605)

Depreciation	(157)	(112)	(347)	(109)	(725)
Disposals	50	—	263	54	367
Currency translation differences	(21)	(33)	(116)	(22)	(192)

As at December 31, 2020	(258)	(398)	(1,230)	(269)	(2,155)

Net at January 1, 2019	47	267	737	105	1,156

Net at December 31, 2019	534	288	787	304	1,913

Net at December 31, 2020	632	217	569	354	1,772

There were no assets pledged, no impairment losses recognized, and no borrowing costs capitalized at December 31, 2020, December 31, 2019 or January 1, 2019.

16. Right-of-use assets and lease liabilities

The Group has recognized right-of-use assets and lease liabilities in respect of leases of office buildings.

Right-of-use assets

In USD thousands	2020	2019
January 1,	4,535	3,362
Additions	—	2,004
Depreciation	(1,033)	(863)
Currency translation differences	265	32

December 31,	3,767	4,535

Lease liabilities

In USD thousands	2020	2019
January 1,	4,626	3,362

Current	967	544
Non-current	3,659	2,818

Additions	—	2,045
Cash outflows (principal and interest)	(1,101)	(945)
Interest	121	129
Currency translation differences	273	35

December 31,	3,919	4,626

Current	1,036	967
Non-current	2,883	3,659

Generally, lease terms for office buildings are between one and ten years. Any leases with terms less than 12 months and/or with low value are expensed in accordance with the IFRS 16 expedients for short-term leases and low-value leases. These expenses amounted to USD 539 thousand (2019: USD 421 thousand).

The Group has lease liabilities amounting to USD 3,919 thousand (2019: USD 4,626 thousand) that are linked to consumer price indices in Switzerland, the USA and France.

The future cash flow in relation to short-term leases and leases of low value assets is disclosed in note 31, “Commitments.”

The Group has several leases with extension and termination options. Management determines, on the basis of the business needs, whether they expect to exercise these options.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the incremental borrowing rate (“IBR”) at the lease commencement date. The IBR is the rate of interest that the Group would have had to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. On the basis of this policy, the IBRs used by the Group to discount lease payments outstanding at December 31, 2020 in the countries in which it has recognized right-of-use assets and lease liabilities have been in the range of 2.6% to 3.5% (2019: 2.6% to 3.5%).

17. Intangible assets

In USD thousands	Goodwill	ERP software implementation	Capitalized internal software development costs	Total intangible assets

Gross value
As at January 1, 2019	7,691	849	—	8,540

Additions	—	1,889	—	1,889
Disposal / write-off	—	(46)	—	(46)
Currency translation differences	143	69	—	212

As at December 31, 2019	7,834	2,761	—	10,595

Additions	—	324	2,436	2,760
Disposal / write-off	—	(286)	—	(286)
Currency translation differences	764	272	185	1,221

As at December 31, 2020	8,598	3,071	2,621	14,290

Accumulated amortization
As at January 1, 2019	—	(30)	—	(30)

Amortization	—	(367)	—	(367)
Disposal	—	46	—	46
Currency translation differences	—	(8)	—	(8)

As at December 31, 2019	—	(359)	—	(359)

Amortization	—	(521)	(111)	(632)
Disposal	—	60	—	60
Currency translation differences	—	(69)	(8)	(77)

As at December 31, 2020	—	(889)	(119)	(1,008)

Net at January 1, 2019	7,691	819	—	8,510

Net at December 31, 2019	7,834	2,402	—	10,236

Net at December 31, 2020	8,598	2,182	2,502	13,282

Goodwill

Goodwill arises from the Group’s acquisition of Interactive Biosoftware in June 2018. Through this acquisition the Group was able to add Alamut (a health technology diagnostic) to its existing SOPHiA platform.

Goodwill is tested for impairment annually and also when there is an indication of impairment. No impairment charge has been recorded in relation to goodwill.

As the Group operates as one segment (see note 2, “Segment reporting”), goodwill has to be tested by considering its recoverability in terms of the entire business. Management assesses the recoverable value of goodwill by comparing the value of the Group equity value, either inferred from the prices of share issues or based on discounted cash flow forecasts, with the net assets as reported in its financial statements. The value of the Group equity as of January 1, 2019 was based on the application of an option pricing model, using the back solve method, to a share transaction in December 2018. The values as of December 31, 2019 and 2020 were based on discounted cash flow projections, which in turn were based on historical results and ratios updated to reflect management’s expectations of future growth and profitability and discounted using a weighted average cost of capital derived from an analysis of comparable selected public companies. Critically, the values based on a discounted cash flow approach were found to be consistent with a value based on the share transaction in September 2020.

As of December 31, 2020, the estimated equity value of the Company was USD 465,307 thousand, which exceeds the reported net assets of the Group of USD 100,510 thousand at that date by USD 364,797 thousand.

As of December 31, 2019, the estimated equity value of the Company was USD 252,730 thousand, which exceeds the reported net assets of the Group of USD 22,563 thousand at that date by USD 230,167 thousand.

As of January 1, 2019, the estimated equity value of the Company was USD 208,249 thousand, which exceeds the reported net assets of the Group of USD 54,818 thousand at that date by USD 153,431 thousand.

On the basis of the analyses performed, the Group concludes that the recoverable amount exceeds the carrying amount of the goodwill and no impairment is needed as of December 31, 2020, December 31, 2019 and January 1, 2019.

ERP software implementation costs

The Group has capitalized the fees paid to external consultants to assist in the setting up of ERP software.

Capitalized internally generated software development costs

The Group considers that it is only since the beginning of 2020 that development costs have fulfilled the criteria for recognition as intangible assets set out in IAS 38.

Accounting policy

The Group accounts for the costs of computer software obtained or developed for internal use in accordance with IAS 38, “Intangible assets.”

All work performed by the Group’s research and development personnel is tracked and allocated to codes based on the nature of the work done. The hours spent are costed on the basis of the related salaries, benefits and share-based compensation. The cost of work attributable to the development of new data analytics solutions and services or to the improvement or enhancement of existing solutions and services is capitalized, once it is evident that the project is technically and financially feasible and that it will bring economic benefits to the Group. Capitalized software development costs are amortized using the straight-line method over an estimated life of five years.

Costs incurred for research, for development projects that do not meet the capitalization criteria, for maintenance and for minor modifications are expensed when incurred and presented as research and development costs. Other, administrative costs are expensed and presented as general and administrative costs.

18. Accounts payable

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Trade payables	1,281	1,729	851
Employee related payables	3,232	2,655	884
VAT and sales tax	1,394	1,016	628

Total	5,907	5,400	2,363

19. Accrued expenses

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Compensation	5,198	4,060	2,446
Professional fees	2,380	1,247	1,379
IT support	753	103	434
Legal fee	462	707	322
Other	288	785	96

Total	9,081	6,902	4,677

20. Other current and non-current liabilities

Share data have been revised to give effect to the share split explained in note 35, “Significant accounting policies—Basis of preparation—Share split.”

Other current liabilities

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Earnout retention bonus	—	1,666	—

Other financial liabilities, current	—	1,666	—

Deferred government grant income for regional aid	48	—	—

Total	48	1,666	—

Other non-current liabilities

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Earnout retention bonus	—	—	993
Derivative	1,024	557	447

Other financial liabilities, non-current	1,024	557	1,440

Provisions	304	171	72

Deferred government grant income	50	—	—

Total	1,378	728	1,512

The earnout retention bonus of USD 1,666 thousand was owed to the previous owner of Interactive Biosoftware, a company purchased by the Group in 2018. It was based on an agreed sum of EUR 1,500 thousand plus interest and was to be paid out as deferred purchase consideration and remuneration.

The derivative included in the above table represents the fair value of a success fee payable to TriplePoint Capital LLC, the providers of a loan repaid in 2020 (see note 21, “Borrowings”) upon an initial public offering of the Company or a sale of the Company. The amount of the success fee will be computed as the excess of the value per share realized in such a transaction over a strike price of CHF 3.65 multiplied by 6.5% of the committed loan facility of EUR 10 million translated to CHF at a rate of 1.16 and divided by the strike price of CHF 3.65. The approach used to determine the fair value of the derivative is based on a Monte Carlo simulation.

The derivative is revalued at each reporting date and any movement is taken directly to the statement of income/loss.

Key assumptions in the valuation of this derivative include:

	As at December 31,		As at January 1,
	2020	2019	2019
Equity value of the Company (in USD thousands)	465,307	252,730	208,249
Expected time of the sale or IPO	75%—3 years 25%—0.75 years	3 years	4 years
Volatility	50%	40%	40%

The equity value of the Company has been derived in the same manner as that used in the testing of goodwill for impairment, as explained in note 17, “Intangible assets.”

Sensitivity analysis

If the key assumptions were varied as indicated below, the derivative would have the values set out in the table below.

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Equity value of the Company +10%	1,179	661	530
Equity value of the Company -10%	864	458	367
Expected time of the IPO or sale 3 months earlier	1,039	565	452
Expected time of the IPO or sale 3 months later	1,016	548	435
Volatility +10%	1,055	601	501
Volatility -10%	993	518	389

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Deferred government grant income relates entirely to grants for regional aid. Details of the nature and source of deferred income from government grants for regional aid and of the related accounting policy are set out in note 6, “Other operating income and (expense).”

Tax Provisions

In USD thousands	2020		2019
	Sales tax / VAT	Uncertain tax position	Sales tax / VAT	Uncertain tax position
At January 1,	20	151	—	72

Increase	38	95	20	79
Reversals	—	—	—	—

At December 31,	58	246	20	151

21. Borrowings

In USD thousands	Total
January 1, 2019	5,853

Current	1,943
Non-current	3,910

Principal repayments	(1,967)
Interest accrued	715
Interest paid	(715)
Currency translation differences	(48)

December 31, 2019	3,838

Current	2,225
Non-current	1,613

January 1, 2020	3,838

New borrowing proceeds	15,839
Transfer to deferred government grant income	(163)
Principal repayments	(16,529)
Interest accrued	513
Interest paid	(435)
Currency translation differences	267

December 31, 2020	3,330

Current	2,873
Non-current	457

Accounting policy

All loans are accounted for on an amortized cost basis using the effective interest rate method. COVID-19 loans with below-market interest rates are first measured at fair value with the excess of the loan proceeds over the fair value being recognized as deferred government grant income and subsequently released over the life of the loan.

EUR 5.15 million 9.75% loan

On June 18, 2018, the Company signed the Plain English Growth Capital Loan Agreement with Triple Point Capital LLC. The Company issued a Plain English Growth Capital Promissory Note and received a loan of EUR 5,150 thousand. The purpose of the loan was to finance the acquisition of Interactive Biosoftware, a company based in France. The loan bore an annual interest of 9.75% (Prime Rate plus 4.75%) and the Company agreed to pay a terminal amount of EUR 322 thousand equal to 6.25% of this Promissory Note, on June 1, 2021 (end of term payment). This 3-year borrowing was payable in monthly installments with principal repayments starting as of January 1, 2019. The loan was subject to a number of general covenants. The interest expense was calculated by applying the effective interest rate method to the initial fair value of the loan and to the actual cash outflows resulting from the payment of interest and repayment of the principal. The loan was subsequently carried at amortized cost.

In addition, the Company agreed to pay to TriplePoint Capital LLC a success fee upon an initial public offering of the Company or a sale of the Company. The obligation to make this success fee payment has been accounted for as an embedded derivative. See note 20, “Other current and non-current liabilities” for how this has been accounted for.

The loan was repaid early, on November 16, 2020, at an amount equivalent to the principal, plus both the interest accrued at the nominal amount up to the date of repayment and the terminal payment. However, the Company still has the conditional obligation to pay to TriplePoint Capital LLC the success fee explained in note 20, “Other current liabilities and non-current liabilities.”

COVID loans

During 2020, the Group took advantage of financing opportunities put in place by governments in jurisdictions where it has its affiliates in order to support businesses during the spread of the COVID-19 pandemic.

The following loans were granted:

•

On March 26, 2020, SOPHiA GENETICS SA was granted a CHF 500 thousand loan from Credit Suisse maturing on March 26, 2025. This loan carried an interest of 0% and was scheduled to be repaid in eight equal semi- annual installments starting on September 26, 2021. The Company decided to early repay this loan on March 26, 2021 using cash on hand.

•

On May 29, 2020, SOPHiA GENETICS SAS was granted a EUR 1,400 thousand loan from Credit Agricole Pyrénées Gascogne maturing on May 31, 2021. This loan carries an interest of 0% and is subject to a 0.25% state guarantee fee.

•	On May 29, 2020, SOPHiA GENETICS SA was granted a CHF 1,000 thousand loan from Credit Suisse maturing on January 31, 2021. This loan carried an interest of 1.175% and was repaid on maturity.

During the two years ended December 31, 2020 and 2019, the Group was not subject to any externally imposed capital requirements.

22. Post-employment benefits

The Group operates defined benefit and defined contribution pension plans. Funded schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Group has a funded defined benefit plan in Switzerland, an unfunded defined benefit plan in France and a defined contribution plans in the US. The Group has no occupational pension plans in the UK and Brazil.

Defined benefit plans

Swiss pension plan

The Company contracted with the Swiss Life Collective BVG Foundation based in Zurich for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life SA within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results.

Although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan.

French pension plan

In France, the bulk of pensions are paid by national pension schemes, which are unfunded. In addition, French employers are obliged by law to pay a retirement indemnity. Its amount depends on the last salary of the employee and on the period of activity with its employer. Rights to this benefit are acquired during the service life with the same employer on the condition that the employee will be with its employer at retirement date; it means that the rights are only vested on retirement date. This indemnity is in substance a defined benefit plan.

The following tables provide additional details on the defined pension plans.

Funded status

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Present value of defined benefit obligation	(15,938)	(10,778)	(6,893)
Fair value of plan assets	10,780	6,715	4,797

Net pension liability	(5,158)	(4,063)	(2,096)

Movement in the defined benefit obligation

	2020			2019
In USD thousands	Funded	Unfunded	Total	Funded	Unfunded	Total
At January 1,	(10,703)	(75)	(10,778)	(6,849)	(44)	(6,893)

Service Cost	(1,547)	(49)	(1,596)	(843)	(26)	(869)
of which current service cost	(1,435)	(49)	(1,484)	(914)	(26)	(940)
of which past service cost	(112)	—	(112)	71	—	71
Interest expense	(6)	(1)	(7)	(68)	(1)	(69)
Actuarial gains/(losses)	244	(30)	214	(1,380)	(5)	(1,385)
Actual plan participants’ contributions	(771)	—	(771)	(519)	—	(519)
Transfers (in)/out due to (joiners)/leavers	(1,663)	—	(1,663)	(808)	—	(808)
Currency translation differences	(1,327)	(10)	(1,337)	(236)	1	(235)

At December 31,	(15,773)	(165)	(15,938)	(10,703)	(75)	(10,778)

The service cost and interest expense are charged to the statement of income/loss as pension cost. Actuarial gains/losses are credited/charged to other comprehensive income/loss as defined benefit plan remeasurements.

At December 31, 2020, the Swiss and French plans had respectively 173 and 86 active members (2019: 160 and 64). The Swiss plan currently has no retired members and the French plan, being only a termination payment plan, cannot have any retired members.

Movement in plan assets (funded plan only)

In USD thousands	2020	2019
At January 1,	6,715	4,797

Interest income	4	53
Return on plan assets, excl. interest income	(45)	(93)
Administrative expenses	(42)	(29)
Employer contributions	819	519
Employee contributions	771	519
Transfers in/(out) due to joiners/(leavers)	1,663	808
Currency translation differences	895	141

At December 31,	10,780	6,715

The actual return on plan assets, excluding interest income measured at the discount rate, is recognized in other comprehensive income/loss within defined benefit plan remeasurements.

Plan assets include the following:

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019
Cash	319	225	185
Insurance policies	10,461	6,490	4,612

Total	10,780	6,715	4,797

The Swiss Life Collective BVG Foundation, to which the Swiss pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation. The Company has no influence over the investment policy.

Pension cost recognized in statement of income/loss

	Year ended December 31,
In USD thousands	2020			2019
	Funded	Unfunded	Total	Funded	Unfunded	Total
Service cost	(1,547)	(49)	(1,596)	(843)	(26)	(869)
Interest cost	(6)	(1)	(7)	(68)	(1)	(69)

Total recognized	(1,553)	(50)	(1,603)	(911)	(27)	(938)

Defined benefit plan remeasurements recognized in other comprehensive income/loss

	Year ended December 31,
In USD thousands	2020			2019
	Funded	Unfunded	Total	Funded	Unfunded	Total
Changes in demographic assumptions	1,039	—	1,039	—	—	—
Changes in financial assumptions	157	(16)	141	(949)	(15)	(964)
Experience adjustments	(952)	(14)	(966)	(431)	10	(421)

Total actuarial gains/(losses)	244	(30)	214	(1,380)	(5)	(1,385)

Return on plan assets	(45)	—	(45)	(93)	—	(93)
Currency translation differences	13	2	15	(45)	—	(45)

Total recognized	212	(28)	184	(1,518)	(5)	(1,523)

The positive impact of changes in demographic assumptions in 2020 was due principally to an increase in the expected employee turnover rate from 11% to 15%. This implies that more members are expected to leave the plan before pensionable age.

The negative impact of changes in financial assumptions in 2019 was due principally to the negative effect of the reduction in the discount rate from 0.95% to 0.35% at the end of 2019. The discount rate was reduced further at the end of 2020, from 0.35% to 0.20%, but this only partially offset the positive effect of the 2020 reduction in the expected rate of salary increase from 1.5% to 1.0%.

The negative experience adjustments in 2019 and 2020 were due largely to the shortfall between the additional defined benefit obligation attributable to new joiners and the assets that they transferred into the plan.

Key actuarial assumptions by plan

Discount rate

In estimating the defined benefit obligation, the discount rates used were, for the Swiss plan, 0.20% (2019: 0.35%) and, for the French plan, 0.70% (2019: 1.15%).

Expected rate of salary increase

The expected rate of annual salary increase was assumed to be, for the Swiss plan 1.00% (2019: 1.50%) and for the French plan 2.30% (2019: 2.30%).

Pension plan modified duration

The weighted average modified duration of the Swiss plan is 18.8 years (2019: 22.4 years) and of the French plan 26 years (2019: 25 years).

Interest rates

For the Swiss plan, the interest on old age accounts is based, for the LPP account, on the LPP interest rate, which was 1.00% (2019: 1.00%), and, for the extra mandatory part, is equivalent to the discount rate, which was 0.35% (2019: 0.20%).

Inflation

For the Swiss plan, the expected annual rate of inflation is based on the inflation forecast of the Swiss National Bank and was assumed to be 1.00% (2019: 0.50%).

Mortality tables

Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience and are based on the mortality generational tables BGV 2015 (Swiss) and TH/TF 00-02 (French). For the Swiss plan, the average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 64 (female) on the balance sheet date is, respectively, 22.72 (2019: 22.61) and 24.76 (2019: 24.65).

Sensitivity analysis

The following tables demonstrate the sensitivity of the pension defined benefit obligations to changes in the discount rate, expected rates of salary increase, interest credited on savings accounts, inflation and life expectancy at retirement age.

Funded plans

In USD thousands	2020	2019

Discount rates
Increase of 25 basis points	(637)	(512)
Decrease of 25 basis points	697	574

Expected rates of salary increases
Increase of 25 basis points	137	118
Decrease of 25 basis points	(134)	(113)

Interest rate
Increase of 25 basis points	206	157
Decrease of 25 basis points	(199)	(149)

Inflation
Increase of 25 basis points	134	124
Decrease of 25 basis points	(130)	(118)

Life expectancy
Increase of 1 year	177	140
Decrease of 1 year	(176)	(138)

Unfunded plans

In USD thousands	2020	2019

Discount rates
Increase of 50 basis points	(18)	(8)
Decrease of 50 basis points	20	9

Expected rates of salary increases
Increase of 50 basis points	20	9
Decrease of 50 basis points	(18)	(8)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the balance sheet.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Future employer contributions

Expected employer contributions to the Swiss defined benefit pension plan for the year ending December 31, 2021 amount to USD 1,015 thousand.

Defined contribution plans

USA pension plan

The Group has a multiple employer 401(k) defined contribution plan in the USA.

The expense recognized in respect of the defined contribution plan in the USA in the year ended December 31, 2020 was USD 1 thousand (2019: USD 0).

23. Share capital and share premium

Share data have been revised to give effect to the share split explained in note 35, “Significant accounting policies—Basis of preparation—Share split.”

As at December 31, 2020, the issued share capital was composed of 47,955,700 (2019: 38,319,760) shares of CHF 0.05 each.

	As at December 31,		As at January 1,
Issued share capital	2020	2019	2019
Ordinary shares registered in the commercial register	23,180,500	22,381,000	22,381,000
Ordinary shares not registered in the commercial register	214,000	694,500	—

Ordinary shares	23,394,500	23,075,500	22,381,000
Preferred D	8,230,220	8,230,220	8,230,220
Preferred E	7,014,040	7,014,040	7,014,040
Preferred F	9,316,940	—	—

Total	47,955,700	38,319,760	37,625,260

Share issuances on the exercise of share options are registered in batches after issuance. All issuances of share capital or capital contributions are shown net of transaction costs. Each share carries one voting right.

In the course of 2019, upon the exercise of share options, the Company issued 694,500 ordinary shares at a weighted average exercise price per share of USD 2.53 which resulted in gross proceeds of USD 1,760 thousand.

In the course of 2020, upon the exercise of share options, the Company issued 319,000 ordinary shares at a weighted average exercise price per share of USD 3.36, which resulted in gross proceeds of USD 1,072 thousand.

On May 29, 2020 the Company registered 799,500 ordinary shares in respect of 694,500 ordinary shares issued on the exercise of options during 2019, as well as 105,000 ordinary shares issued on the exercise of options in 2020.

On June 25, 2020, the Company issued 5,664,480 preferred F shares at a price per share of USD 11.53 per share, which resulted in gross proceeds of USD 65,319 thousand and, after deduction of transaction costs of USD 654 thousand, in net proceeds of USD 64,665 thousand.

On September 23, 2020, the Company issued 3,652,460 preferred F shares at a price per share of USD 11.89 per share, which resulted in gross proceeds of USD 43,412 thousand and, after deduction of transaction costs of USD 434 thousand, in net proceeds of USD 42,978 thousand.

Pursuant to the Articles of Association, in the event of certain defined liquidation events, holders of the preferred F shares are entitled to receive the higher of (i) a pro rata share of the liquidation proceeds and (ii) one time the subscription price paid for the preferred F shares.

Pursuant to the Articles of Association, in the event of certain defined liquidation events, and subject to the liquidation preference of the preferred F shares, holders of the preferred E shares are entitled to receive the higher of (i) a pro rata share of the liquidation proceeds and (ii) one time the subscription price paid for the preferred E shares.

Pursuant to the Articles of Association, in the event of certain defined liquidation events, and subject to the liquidation preferences of the preferred F shares and of the preferred E shares, holders of the preferred D shares are entitled to receive the higher of (i) a pro rata share of the liquidation proceeds and (ii) one time the subscription price paid for the preferred D shares.

At the next ordinary Annual General Meeting, the Board of Directors will not propose any dividend in respect of the year ended December 31, 2020 (2019: nil).

24. Other reserves

Other reserves include the following:

In USD thousands	Share-based compensation reserves	Currency translation differences	Defined benefit plan remeasurements	Other reserves total
As at January 1, 2019	872	—	(919)	(47)

Other comprehensive income/(loss)	—	272	(1,523)	(1,251)
Share-based compensation	717	—	—	717

As at December 31, 2019	1,589	272	(2,442)	(581)

Other comprehensive income/(loss)	—	7,338	184	7,522
Share-based compensation	1,359	—	—	1,359

As at December 31, 2020	2,948	7,610	(2,258)	8,300

25. Share-based compensation

The plans

Share data have been revised to give effect to the share split explained in note 35, “Significant accounting policies—Basis of preparation—Share split.”

The Group has two share option plans; the Incentive Share Option Plan, launched in September 2013 (the “2013 ISOP”), and the 2019 Incentive Share Option Plan, launched in March 2019 (the “2019 ISOP”). Under these plans, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.

The options have a life of ten years. Options under the 2013 ISOP vest 50% after two years and a further 50% after one more year. Options under the 2019 ISOP vest 25% per year after each of the first four years. As at December 31, 2020, under both plans, in the event of a change of control or an initial public offering (“IPO”), all unvested shares vest immediately. On April 22, 2021, the Board amended the vesting rights in the event of an initial public offering (see note 34, “Events after the reporting date,” for further details). For the purposes of recognizing the cost of share-based compensation, the fair value of options granted has been allocated to reporting periods on the basis of the vesting conditions effective at the time of grant.

Movement in share options during the years ended December 31

2013 ISOP

	2020		2019
	Number of options	Weighted average exercise price (in USD)	Number of options	Weighted average exercise price (in USD)
At January 1	2,026,560	2.95	2,751,060	2.88

Granted	—	—	20,000	3.16
Forfeited	—	—	(50,000)	3.16
Exercised	(275,000)	3.10	(694,500)	2.51

At December 31	1,751,560	3.10	2,026,560	2.95

Exercisable at December 31	1,385,060	3.01	833,560	2.53

2019 ISOP

	2020		2019
	Number of options	Weighted average exercise price (in USD )	Number of options	Weighted average exercise price (in USD)
At January 1	679,000	4.02	—	—

Granted	1,393,000	4.22	679,000	4.02
Forfeited	(55,500)	4.22	—	—
Exercised	(44,000)	4.22	—	—

At December 31	1,972,500	4.22	679,000	4.02

Exercisable at December 31	115,760	4.22	—	—

Share options outstanding at year end

2013 ISOP

Options outstanding at the end of the year under the 2013 ISOP expire between 2021 and 2029.

The weighted average remaining contractual life of options outstanding at the end of the period is 6.39 years (2019: 7.36 years).

2019 ISOP

Options outstanding at the end of the year under the 2019 ISOP expire between 2029 and 2030.

The weighted average remaining contractual life of options outstanding at the end of the period is 9.11 years (2019: 9.63 years).

Measuring the cost of share options

The fair value of the options under both plans is measured at each grant date using an adjusted form of the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

For options up to September 2020, the fair value at grant date is independently determined using an adjusted form of the Black-Scholes option pricing model that takes into account the strike price, the fair value of the share at grant date, the expected life of the award, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award and the expected dividend yield. For options granted on and subsequent to September, 2020, the fair value at grant date is based on a probability-weighted expected returns method that takes account of both the value derived by using an adjusted form of the Black-Scholes option pricing model, as described above, and a discounted estimate of the price that might be achieved in a future transaction.

The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant. The key inputs used in the valuation model for the stock options are outlined below.

ISOP 2013

	2019
Share price at grant date (USD)	3.32
Expected life of share options (years)	6.50
Expected volatility	40.70%
Risk free interest rate	(0.46%	)
Forfeiture rate	5.00%
Dividend yield (%)	0.00%

ISOP 2019

	2020		2019
Share price at grant date (USD)	4.36 and 4.87		3.32 and 4.16
Expected life of share options (years)	5.67—6.43		6.43—6.91
Expected volatility	39.8%—43.6%		39.7%—40.7%
Risk free interest rate	(0.53%)—(0.80%	)	(0.47%)—(0.85%	)
Forfeiture rate	5.00%		5.00%
Dividend yield (%)	0.00%		0.00%

The price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on one of the following two bases:

•

By reference to a contemporaneous transaction involving another class of share, using an adjusted form of the Black-Scholes option pricing model as described above, and considering the timing, amount, liquidation preferences and dividend rights of issues of other classes of shares.

•

On the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in the Group’s equity value.

The weighted average fair value of options granted during the year was:

In USD	2020	2019
2013 ISOP	—	1.33
2019 ISOP	1.75	1.24

Recognizing the cost of share options

At each reporting date, the Company takes a charge for the vested options granted and for partially earned but non-vested portions of options granted. This results in a front-loaded charge to the statement of income/loss. In addition, at each reporting date the Company reappraises its estimate of the likelihood and date of a future transaction that would cause all outstanding options to vest and, if necessary, accelerates the recognition of the unrecognized cost in the statement of income/loss. The Group accounts for these plans as equity-settled. The charge to the statement of income/loss therefore results in a corresponding credit being booked to “Other reserves” within equity.

Movements in the share-based compensation reserve were as follows:

In USD thousands	2013 ISOP	2019 ISOP	Share-based compensation total

As at January 1, 2019	859	13	872

Movement in the year	378	339	717

As at December 31, 2019	1,237	352	1,589

Movement in the year	124	1,235	1,359

As at December 31, 2020	1,361	1,587	2,948

The charge recorded by the Group for share-based compensation in 2019 and 2020 does not include any expense in respect of grants made before January 1, 2016, as such options would have vested before January 1, 2019, leaving no residual amounts of cost to be recognized after that date. As the Group adopted IFRS only from January 1, 2019, the cumulative amounts recorded by the Group for share-based compensation at that date also do not include any expense in respect of grants made before January 1, 2016.

Commitment to grant options to CEO on IPO

In addition to the options granted, as set out above, the Board committed on November 29, 2018 to award to the CEO 300,000 share options, if the Group completed an IPO that valued the Group at a minimum of USD 1.0 billion. No other terms and conditions were specified, although it was assumed that the strike price would be equal to the IPO share price and that there could be further vesting conditions in terms of service beyond the IPO date. The fair value of such options, measured on this basis and applying the same valuation approach as for other options, was calculated to be:

	December 31, 2020	December 31, 2019	January 1, 2019
Fair value of commitment to issue options (USD)	195 thousand	106 thousand	97 thousand

No expense was recognized in the periods under review as an IPO could not be regarded as more likely than not.

26. Cash flow

Non-cash items of income and expense

	Year Ended December 31,
In USD thousands	2020	2019
Share-based compensation	1,359	717
Intangible assets write-off	226	—
Movements in provisions, pensions and government grants	1,203	580
Research tax credit	(763)	(447)

Total other non-cash items of income and expense	2,025	850

27. Critical estimates and judgements

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise judgement in applying the Group’s accounting policies. Disclosed in this note are the areas which require a high degree of judgment, significant assumptions and/or estimates.

Revenue

The Group recognizes revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Significant judgment is required to determine the stand-alone selling price (“SSP”) for each performance obligation in the SOPHiA platform, the amount allocated to each performance obligation and whether it depicts the amount that the Company expects to receive in exchange for the related product and/or service. As the selling prices of the Company’s analyses are highly variable, the Company estimates SSP of its analyses using the residual approach when the analyses are sold with other products and services and observable SSPs exist for the other products and services. While the majority of sales agreements contain standard terms and conditions, the Group does enter into Biopharma contracts that contain multiple products or services or non-standard terms and conditions. Sometimes it is difficult to determine whether there is more than one performance obligation under a sales agreement; in such cases, how and when revenue should be recognized is subject to certain estimates or assumptions. Should these judgments and estimates not be correct, revenue recognized for any reporting period could be adversely affected. See note 3, “Revenue” for further details on how the Group has addressed these matters.

Capitalized internal software development costs

Costs incurred in the internal development of software are capitalized as intangible assets when the criteria required by IAS 38, as set out in note 35, “Significant accounting policies” are met. As explained in note 17, “Intangible assets,” capitalized costs are based on the employment costs of individuals working on software development and based on timesheets. Special attention is paid to distinguishing between costs incurred on developing new software or software upgrades, which may be eligible for capitalization, and costs incurred in maintenance and in the correction of problems, which is not eligible.

Judgement is required in identifying whether individual projects meet all of the criteria required to permit capitalization, in particular, whether the software will generate probable future economic benefits.

Share-based compensation

As explained in note 25, “Share-based compensation,” the calculation of the cost of the Company’s share option grants and of the fair value of the ordinary shares at the grant date requires the selection of an appropriate valuation model and is based on key assumptions that leave considerable scope for judgement.

Goodwill impairment testing

As explained in note 17, “Intangible assets,” management assesses the recoverable value of goodwill by comparing the value of the Group equity value, either inferred from the prices of share issues or based on discounted cash flow forecasts, with the net assets as reported in its financial statements. This approach involves key assumptions that leave considerable scope for judgement.

Defined benefit pension liabilities

As explained in note 22, “Post-employment benefits,” the calculation of defined benefit pension liabilities and the associated cost is dependent on a number of key actuarial assumptions that leave considerable scope for judgement. The impact of changes in these assumptions is set out in the same note under the heading “Sensitivity analysis.”

Expected credit losses

As explained in note 12, “Accounts receivable—trade,” the Group has adopted the simplified method indicated in IFRS 9 to build its allowance for expected credit losses. No provision matrix is used, as the Group has not identified any patterns or correlations that would form the basis for such a matrix. Allowance is made for lifetime expected credit losses as invoices are issued. The amount of allowance initially recognized is based on historical experience, tempered by expected changes in future cash collections, due for example to expected improved customer liquidity or more active credit management. This approach requires the exercise of considerable judgement.

Income taxes

As explained in note 8, “Income taxes,” there is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations in each of the jurisdictions in which the Group operates.

Derivatives

As explained in note 20, “Other current and non-current liabilities,” the Group has an obligation to pay a success fee linked to a loan that is now repaid. The obligation has many features of a cash-settled share option. It is revalued at fair value at each reporting date using an option pricing model based on a Monte Carlo simulation. This model demands inputs that require the exercise of considerable judgement.

28. Financial instruments

The Group holds the following financial instruments:

	As at December 31,		As at January 1,
In USD thousands	2020	2019	2019

Financial assets at amortized cost
Cash and cash equivalents	74,625	18,069	53,907
Term deposits	22,720	—	—
Accounts receivable—trade	6,363	7,929	4,197
Other financial non-current assets	984	680	627

Total financial assets at amortized cost	104,692	26,678	58,731

Financial assets at fair value through statement of income/loss
Short-term investments	—	366	413

Total financial assets	104,692	27,044	59,144

Financial liabilities at amortized cost
Accounts payable—trade	1,281	1,729	851
Borrowings	3,330	3,838	5,853
Lease liabilities	3,919	4,626	3,362
Other financial current liabilities	—	1,666	—
Other financial non-current liabilities	—	—	993

Total financial liabilities at amortized cost	8,530	11,859	11,059

Financial liabilities at fair value through statement of income/loss
Derivative	1,024	557	447

Total financial liabilities	9,554	12,416	11,506

The Group’s exposure to various risks associated with the financial instruments is discussed in note 29, “Financial risk management.” The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above. See note 12, “Accounts receivable—trade” for expected credit loss provisions on accounts receivable.

Fair value measurement

At December 31, 2020, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:

Financial assets

•	Cash and cash equivalents
•	Term deposits and short-term investments
•	Accounts receivable—trade
•	Other non-current assets—lease deposits and lease receivable

Financial liabilities

•	Accounts payable—trade

•	Lease liabilities
•	Derivatives
•	Borrowings
•	Earn-out retention bonus

The basis of the measurement of any assets and liabilities for which fair value is measured or disclosed in the financial statements is categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Short-term investments are carried at fair value, based on quoted market prices in active markets. The fair value of short-term investments is based on quoted market prices in active markets. The basis of measurement is considered to be level 1.

Borrowings, current and non-current, are carried at amortized cost at a total carrying value of USD 2,873 thousand and USD 457 thousand in 2020 (2019: USD 2,225 thousand and USD 1,613 thousand), respectively. The fair value of these borrowings at December 31, 2020 was USD 3,330 thousand (2019: USD 3,838), respectively. The fair value of borrowings is based on discounted cash flows using current borrowing rates. The basis of measurement is considered to be level 3 owing to the use of unobservable inputs, including own credit risk.

Derivatives, included within other current liabilities (see note 20, “Other current liabilities and other non-current liabilities”), comprise a success fee payable upon an initial public offering or a sale of the Company. This option is carried at fair value. The fair value of the option has been estimated using a Monte Carlo simulation. The basis of measurement is considered to be level 3 owing to the use of unobservable inputs, including the fair value of the Company’s own shares.

The impairment testing of goodwill depends on estimates of the Group’s equity value (see note 17, “Intangible assets”). The basis of measurement of such estimates is considered to be level 3 owing to the use of unobservable inputs.

In 2020 there were no significant changes in the business or economic circumstances that affect the fair value of the Group’s financial assets and financial liabilities. There were also no transfers between categories.

29. Financial risk management

Financial risks

Senior management regularly review the Group’s cash forecast and related risks. They also perform the risk assessment, define any necessary measures and ensure the monitoring of the internal control system.

The Group’s principal financial liabilities include accounts payable, lease liabilities and borrowings. The Group’s principal financial assets include cash and cash equivalents, term deposits and short-term investments and accounts receivable.

In the course of its business, the Group is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e. foreign currency risk and interest rate risk). This note presents the Group’s objectives, policies, and processes for managing these risks.

Credit and counterparty risk management

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities, primarily accounts receivable.

Concentration risk arises when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions.

The Group’s policy with regard to assessing and providing for expected credit losses on accounts receivable is set out in note 12, “Accounts receivable—Trade.”

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy.

Financial transactions are predominantly entered into with investment grade financial institutions and in principle the Group requires a minimum long-term rating of A3/A- for its cash investments. The Group may deviate from this requirement from time to time for operational reasons. The highest exposure to a single financial counterparty within cash and cash equivalents and term deposits and short-term investments amounted to USD 45,660 thousand at December 31, 2020 (2019: USD 11,386 thousand).

Other non-current financial assets include cash deposits for leases.

Funding and liquidity risk management

Funding and liquidity risk is the risk that a company may encounter difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. Such risk may result from inadequate market depth or disruption or refinancing problems.

The Group views equity funding as its primary source of liquidity only partly complemented with revenue generated from the sale of the platform, products and services and some borrowings. The Group has no committed borrowing facilities. Short term liquidity is managed based on projected cash flows. As at December 31, 2020 the Group`s liquidity consisted of USD 74,625 thousand (2019: USD 18,069 thousand) in cash and cash equivalents. On the basis of the current operating performance and liquidity position, management believes that the available cash balances will be sufficient for operating activities, working capital, interest, capital expenditures and scheduled debt repayments for the next 12 months.

The COVID-19 pandemic has negatively affected the Group’s overall and non-COVID-19 analysis-related revenue. The Group’s hospital customers prioritized COVID-19-related services during the pandemic. In addition, as a result of pandemic containment measures, some customers experienced disruptions in their operations, refocused their research and development priorities and operated at reduced capacity. As a result, there was a significant decrease in revenue and analysis volume in the second quarter of 2020. Although there has been a sustained recovery for the rest of the year, management believes that the Group experienced lower growth in revenue and analysis volume in 2020 as a result of the COVID-19 pandemic than it otherwise would have achieved. Given the sustained recovery in 2020, management does not believe the COVID-19 pandemic will have a significant impact on the Company’s ability to continue as a going concern.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted cashflows:

In USD thousands	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total

At December 31, 2020
EUR 5.1 M	—	—	—	—	—
COVID CHF 1M	1,132	1,137	—	—	1,137
COVID CHF 500K	507	71	497	—	568
COVID EUR 1.4M	1,691	1,718	—	—	1,718

Total loans	3,330	2,926	497	—	3,423

Lease liabilities	3,919	1,134	3,005	14	4,153
Accounts payable—trade	1,281	1,281	—	—	1,281
Other financial current liabilities	—	—	—	—	—
Other financial non-current liabilities	1,024	—	1,024	—	1,024

Total contractual liabilities	9,554	5,341	4,526	14	9,881

At December 31, 2019
EUR 5.1 M	3,838	2,621	1,672	—	4,293
Lease liabilities	4,626	1,086	3,847	31	4,964
Accounts payable—trade	1,729	1,729	—	—	1,729
Other financial current liabilities	1,666	1,666	—	—	1,666
Other financial non-current liabilities	557	—	557	—	557

Total contractual liabilities	12,416	7,102	6,076	31	13,209

At January 1, 2019
EUR 5.1 M	5,853	2,671	4,376	—	7,047
Lease liabilities	3,362	589	2,834	181	3,604
Accounts payable—trade	851	851	—	—	851
Other financial current liabilities	—	—	—	—	—
Other financial non-current liabilities	1,440	—	1,440	—	1,440

Total contractual liabilities	11,506	4,111	8,650	181	12,942

Market risk

Market risk includes currency risk and interest rate risk.

Currency risk—Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.

The significant exchange rates that have been applied to these financial statements are listed below:

	As at December 31,		As at January 1,	Year ended December 31,
	2020	2019	2019	2020	2019
Currency	Spot rate	Spot rate	Spot rate	Average rate	Average rate
USD/CHF	0.88030	0.96620	0.98420	0.94703	0.99467
USD/EUR	0.81490	0.89020	0.87340	0.88423	0.89154
USD/GBP	0.73260	0.75730	0.78120	0.78132	0.78588
USD/BRL	5.19400	4.01970	3.88120	5.06281	3.92513

The sensitivity of the Group’s income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. As at December 31, 2020 and 2019, the Group was exposed principally to movements in four cross currency pairs. The sensitivity of the Group’s loss before tax to such changes was as follows:

Year ended December 31,
	2020	2019
In USD thousands	Decrease / (increase) in loss before tax
Increase / decrease in USD/CHF exchange rate by 10%	1,453 / (1,453)	741 / (741)
Increase / decrease in EUR/CHF exchange rate by 10%	836 / (836)	410 / (410)
Increase / decrease in GBP/CHF exchange rate by 10%	351 / (351)	328 / (328)
Increase / decrease in USD/EUR exchange rate by 10%	155 / (155)	322 / (322)

The Group’s exposure to foreign currency changes for all other currencies is not material. The Group does not use derivative financial instruments to hedge exposures and under no circumstances may enter into derivative instruments for speculative purposes.

The sensitivity of the Group’s reported equity or net assets to possible changes in foreign exchange rates is measured at the Group level as it depends on the presentation currency selected for the consolidated financial statements. Such effects are reported not in income but in the currency translation account within other reserves. As at December 31, 2020 the sensitivity of the Group’s equity to such changes, measured against the USD, was as follows:

Year ended December 31,
	2020	2019
In USD thousands	Increase/(decrease) in equity
Increase / decrease in USD/CHF exchange rate by 10%	(11,279) / 11,279	(3,719) / 3,719
Increase / decrease in USD/EUR exchange rate by 10%	(467) / 467	(219) / 219
Increase / decrease in USD/GBP exchange rate by 10%	211 / (211)	207 / (207)
Increase / decrease in USD/BRL exchange rate by 10%	(64) / 64	(13) / 13

Interest rate risk—The Group’s principal interest-bearing liabilities comprise three COVID-related government loans, which haves fixed interest rates between 0% and 1.175%. As a result, the Group has no cash flow risk and only a minimal fair value risk associated with its interest-bearing debt.

30. Capital management

The Group considers equity as equivalent to the IFRS equity on the balance sheet (including share capital, share premium and all other equity reserves attributable to the owners of the Company). Interest-bearing debt other than leases includes one bank loan and several government-granted COVID loans with below-market interest rates.

The primary objective of the Group’s capital management is to maximize shareholder value. The Board regularly reviews its shareholders’ return strategy. For the foreseeable future, the Board will maintain a capital structure that supports the Group’s strategic objectives through managing funding and liquidity risks and optimizing shareholder return.

As at December 31, 2020 the Group’s cash and cash equivalents amounted to USD 74,625 thousand. In addition, its outstanding debt amounted to only USD 3,330 thousand and consisted entirely of government-issued COVID loans with below-market interest rates, of which all have since been repaid, except for EUR 1.4 million (USD 1.7 million) due for repayment on May 31, 2021.

The Board of Directors believes that the Company has sufficient financial resources to meet all of its obligations for at least the next twelve months. Moreover, the Company is not exposed to liquidity risk through requests for early repayment of loans.

31. Commitments

The Group has commitments for future lease payments under short-term leases not recognized in the balance sheet amounting at December 31, 2020 to USD 362 thousand (at December 31, 2019: USD 433 thousand, and at January 1, 2019: USD 476 thousand).

32. Contingencies

At December 31, 2020 the Group had no contingent assets or liabilities.

33. Related party transactions

Share data have been revised to give effect to the share split explained in note 35, “Significant accounting policies—Basis of preparation—Share split.”

Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control, with the Company.

Key management personnel comprised 4 Executive Officers and Directors and 6 Non-Executive Directors (2019: 3 and 3 respectively).

Compensation for key management and non-executive directors recognized during the year comprised:

	Year ended December 31,
In USD thousands	2020	2019
Salaries and other short-term employee benefits	1,155	756
Pension costs	70	32
Share-based compensation expense	1,065	441
Other compensation	146	24

Total	2,436	1,253

See also note 34, “Events after the reporting date,” for details of additional awards made to the CEO after the year end and therefore not included in the above table.

Related parties participated in the sale of Series F preferred shares during the year to the following extent:

Name of shareholder	Number of preferred shares purchased
Alychlo NV	233,580
Generation IM Sustainable Fund III, L.P	389,300

Total	622,880

Three members of key management participated in share issuances in 2020 acquiring a total of 65,920 shares.

34. Events after the reporting date

Share data have been revised to give effect to the share split explained in note 35, “Significant accounting policies—Basis of preparation—Share split.”

COVID loans

The Credit Suisse CHF 500 thousand COVID loan was repaid early, on March 26, 2021.

The Credit Suisse CHF 1,000 thousand COVID loan was repaid on maturity on January 31, 2021.

The Credit Agricole Pyrénées Gascogne EUR 1,400 thousand loan COVID loan is due to be repaid as scheduled on maturity on May 31, 2021.

New loans

On April 1, 2021, the Company entered into a credit agreement with Credit Suisse that provides for maximum borrowings of up to EUR 2,700 thousand (USD 3,313 thousand) (the “Credit Facility”). Borrowings under the Credit Facility accrue interest at 3.95% per annum and are repayable in installations over 36 months. Borrowings under the Credit Facility can only be used to finance laboratory automation equipment for NGS purposes. As of the date of these financial statements, the Group had no borrowings outstanding under the Credit Facility.

Share options

As explained in note 25, “Share-based compensation,” as at December 31, 2020, under both plans, in the event of a change of control or an IPO, all unvested shares would vest immediately. On April 22, 2021, the Board amended the 2019 ISOP to the effect that in the event of a successful IPO or public listing of the Company’s shares, only those unvested options that otherwise would vest within six months following the effective date of the IPO or such public listing should become fully vested immediately as of such date (accelerated vesting). The remaining unvested options (i.e., unvested options that would only vest after the six-month period following the effective date of the IPO or public listing) would not be subject to accelerated vesting and, subject to certain conditions, would vest on the basis of the original vesting schedule. On April 22, 2021, the Board further decided that, irrespective a successful IPO or public listing of the Company’s shares, no options could be exercised from May 1, 2021, to December 31, 2021, and to accelerate the vesting of options that would otherwise vest during that period.

CEO share option awards

On March 25, 2021, the Board formally clarified the conditions of the commitment to grant options to the CEO upon an IPO that is described at the end of note 25, “Share-based compensation.” Specifically, the Board set the grant date as November 29, 2018, set the strike price at USD 3.57 (CHF 3.15), confirmed the condition of an IPO that valued the Company at a minimum of USD 1.0 billion and set the life of the option at five years. The award has been valued as of that date at USD 271 thousand. This value will not be updated at a later date as all terms and conditions of the award are now clear. The expense of USD 271 thousand will be recognized in the event that and as of the date that it becomes probable that an IPO that values the Company at a minimum of USD 1.0 billion will occur before November 29, 2023.

On March 25, 2021, the Board changed the strike price on 127,000 options granted to the CEO in September 2018 from USD 4.22 (CHF 4.00) to USD 3.16 (CHF 3.15). The Company estimates that the fair value of these options, measured using the same approach as that used to value share options granted since September 2020, increased by USD 62 thousand. This incremental cost will be recognized as an expense from March 25, 2021 until the end of the vesting period of the original grant.

Lease commitments

On March 3, 2021, SOPHiA GENETICS SA entered into a new office rent agreement for a 10-year period starting on July 1, 2021. The expected lease commitments resulting from this contract are USD 192 thousand in 2021, USD 612 thousand in 2022 and USD 1,243 thousand from 2023 onwards. They are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.

New subsidiaries

On April 9, 2021, SOPHiA GENETICS PTY LTD, a wholly owned subsidiary located in Australia, was incorporated.

Share Split

On June 30, 2021 the Company effected a one-to-twenty share split of all issued shares. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

Other

There were no other significant events subsequent to the issue date of these consolidation financial statements.

35. Significant accounting policies

Basis of preparation

Compliance with International Financial Reporting Standards

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

First-time adoption of IFRS

These financial statements, for the year ended December 31, 2020, are the first the Group has prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2019, the Group prepared its financial statements in accordance with local generally accepted accounting principles (“local GAAP”) and did not prepare any consolidated financial statements. For this reason, the Group is unable to prepare a reconciliation of the amounts presented under IFRS with those presented under local GAAP in previous consolidated financial statements.

Accordingly, the Group has prepared financial statements that comply with IFRS applicable as at December 31, 2020, together with the comparative period data for the year ended December 31, 2019, as described in the summary of significant accounting policies. In preparing the financial statements, the Group’s opening statement of financial position was prepared as at January 1, 2019, the Group’s date of transition to IFRS.

In adopting IFRS, estimates had to be made based on the information available at reporting dates in the past. The estimates made at January 1, 2019 and at December 31, 2019 are consistent with those made for the same dates in accordance with local GAAP (after adjustments to reflect any differences in accounting policies) apart from the following items, where application of local GAAP had not required any estimation:

•	Post-employment benefits
•	Share-based compensation
•	Investments in equity instruments—unquoted equity shares

The estimates used by the Group to present these amounts in accordance with IFRS are based on conditions at January 1, 2019, the date of transition to IFRS, and at December 31, 2019.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2020 reporting periods and have not been adopted early by the group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Going concern basis

These financial statements have been prepared on a going concern basis (see note 30, “Capital management”).

Historical cost convention

The financial statements have been prepared on a historical cost basis, except for assets carried at fair value.

Accounting policies

The significant accounting policies adopted in the preparation of these consolidated financial statements have been consistently applied, unless otherwise stated.

Basis of consolidation

The consolidated financial statements include the Group and its subsidiaries.

A subsidiary is an entity over which the Group has control. The Group controls an entity when it has the power to direct its activities and has rights to its variable returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and deconsolidated from the date that control ceases.

During the consolidation process intercompany transactions, balances and unrealized gains on transactions between companies are eliminated. Unrealized losses are also eliminated unless there is evidence of an impairment of the transferred asset. In order to ensure consistency with the accounting policies of the Group, the accounting policies of subsidiaries have been changed where necessary

Foreign currency translation

The functional currency of each of the Group’s entities is the currency of the primary economic environment in which it operates.

In individual entities, transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at year-end rates. Any resulting exchange differences are taken to the statement of income/loss. All foreign exchange gains and losses are presented in the statement of income/loss within other operating expenses.

On consolidation, assets and liabilities of foreign operations reported in their local functional currencies are translated into U.S. dollars (USD), the currency in which the Group’s financial statements are presented, at year-end exchange rates. Income and expenses are translated into USD at the annual weighted average rates of exchange. Differences arising from the retranslation of opening net assets of foreign operations, together with differences arising from the translation of the net results for the year of foreign operations, are recognized in other comprehensive income under currency retranslations. The Group selected the U.S. dollar as its presentation currency for purposes of its consolidated financial statements instead of the Company’s functional currency, the Swiss franc, because of the global nature of its business, its expectation that an increasing portion of revenues and expenses will be denominated in US dollar, and its plans to access U.S. capital markets.

Revenue recognition

Further details regarding the accounting policy for revenue are set out in note 3, “Revenue.”

Contract assets and liabilities

The accounting policies for accrued revenue, deferred contract costs and deferred contract revenue are set out in note 3, “Revenue.”

Leases—Group as a lessor

The Group leases out laboratory equipment to certain customers. These leases are classified as finance leases as the Group transfers substantially all the risks and rewards incidental to ownership of the asset to the customer.

At the commencement of the lease term, the Group records a gain on sale, being the sale proceeds at fair value of the asset (computed at cost plus a margin) less cost, derecognizes the leased asset from inventory and recognizes a finance lease receivable in the balance sheet equal to the net investment in the lease.

The net investment in the lease is the total minimum lease payments during the lease term discounted at the Group’s incremental borrowing rate and is included in accounts receivable—trade. Lease income is recognized over the term of the lease within materials and services revenue in the income statement.

Cost of revenue

Cost of revenue is determined on the basis of the cost of services provided and cost of production or purchase, adjusted for the variation in inventories.

Government grants

The accounting policy for government grants for research and development and innovation received as tax credits is set out in note 5, “Operating expense.”

The accounting policy for government grants for payroll and/or rental obligations that are received as loans that will be forgiven if the proceeds are utilized as intended with the specified timeframe is set out in note 5, “Operating expense.”

The accounting policy for government grants received as loans with below-market rates of interest is set out in note 6, “Other operating income and (expense).”

The accounting policy for government grants for regional aid is set out in note 6, “Other operating income and (expense).”

Taxes

The Group is subject to taxes in different countries. Taxes and related fiscal assets and liabilities recognized in the Group’s financial statements reflect management’s best estimate of the outcome based on the facts known at the balance sheet date in each individual country. These facts may include but are not limited to change in tax laws and interpretation thereof in the various jurisdictions where the Group operates. They may have an impact on the income tax as well as the resulting income tax assets and liabilities. Any differences between tax estimates and final tax assessments are charged to the statement of income/loss in the period in which they are incurred, unless anticipated. Taxes include current and deferred taxes on income as well as actual or potential withholding taxes on current and expected transfers of income from subsidiaries and tax adjustments relating to prior years. Income tax is recognized in the statement of income/loss, except to the extent that it relates to an item directly taken to other comprehensive income/loss or equity, in which case it is recognized against other comprehensive income/loss or equity, respectively.

Current income tax liabilities refer to the portion of the tax on the current year taxable profit (as determined according to the rules of the taxation authorities) and includes uncertain tax liabilities. The Group determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates consistently with the tax treatment used or planned to be used in its income tax filings if the Group concludes it is probable that the taxation authority will accept an uncertain tax treatment.

Otherwise, the Group reflects the effect of uncertainty using either the most likely outcome or the expected value outcome, depending on which method the entity expects to better predict the resolution of the uncertainty

Deferred taxes are based on the temporary differences that arise when taxation authorities recognize and measure assets and liabilities with rules that differ from the accounting policies of the Group’s financial statements. They also arise on temporary differences stemming from tax losses carried forward. Deferred taxes are measured at the rates of tax expected to prevail when the temporary differences reverse, subject to such rates being substantively enacted at the balance sheet date. Any changes of the tax rates are recognized in the statement of income/loss unless related to items directly recognized against equity. Deferred tax liabilities are recognized on all taxable temporary differences excluding non-deductible goodwill. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, on the basis of the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Group uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate.

Share split

On June 30, 2021, the Company effected a one-to-twenty share split of all issued shares. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

Loss per share

Basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of ordinary and preferred shares in issue during the year.

The diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from share option plans (see note 25, “Share-based compensation expense”).

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with external financial institutions and other short- term highly liquid investments with original maturities to the Company of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Accounts receivable

See note 12, “Accounts receivable—trade,” for information about the Group’s accounting for trade receivables

Inventories

Raw materials and finished goods are stated at the lower of cost calculated using the FIFO (first-in, first-out) method and net realizable value. Work in progress is stated at the lower of its weighted average cost and net realizable value. Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

Property, plant, and equipment

Property, plant, and equipment include leasehold improvements, computer hardware, machinery and furniture and fixtures.

Property, plant, and equipment are shown on the balance sheet at their historical cost. The cost of an asset, less any residual value, is depreciated using the straight-line method over the useful life of the asset. For this purpose, assets with similar useful lives have been grouped as follows:

•	Leasehold improvements—5 years
•	Computer hardware—3-5 years
•	Machinery and equipment—5 years
•	Furniture and fixtures—5 years

Useful lives, components, and residual amounts are reviewed annually. Such a review takes into consideration the nature of the assets, their intended use, including but not limited to the closure of facilities, and the evolution of the technology and competitive pressures that may lead to technical obsolescence. Depreciation of property, plant, and equipment is allocated to the appropriate headings of expenses by function in the statement of income/loss.

Reviews of the carrying amount of the Group’s property, plant, and equipment are performed when there is an indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs of disposal. In assessing the value in use, the estimated future cash flows are discounted to their present value, based on the time value of money and the risks specific to the country where the assets are located.

Lease liabilities and right-of-use assets

The Group assesses at inception of the contract whether a contract is or contains a lease. This assessment involves determining whether the Group obtains substantially all the economic benefits from the use of that asset, and whether the Group has the right to direct the use of the asset. When these conditions are met, the Group recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date, except for short-term leases of 12 months or less, which are expensed in the statement of income/loss on a straight-line basis over the lease term.

Lease liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the incremental borrowing rate (“IBR”) at the lease commencement date. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. Lease payments can include fixed payments; variable payments that depend on an index or rate known at the commencement date; and extension option payments or purchase options that the Group is reasonably certain to exercise.

The lease liability is subsequently measured at amortized cost using the effective interest rate method and remeasured (with a corresponding adjustment to the related ROU asset) when there is a change in future lease payments due to renegotiation, changes in an index or rate or a reassessment of options.

ROU asset

At inception, the ROU asset comprises the initial lease liability, initial direct costs, and any obligations to refurbish the asset, less any incentives granted by the lessors.

The ROU asset is depreciated over the shorter of the duration of the lease contract (including contractually agreed optional extension periods whose exercise is deemed to be reasonably certain) and the useful life of the underlying asset.

The ROU asset is subject to testing for impairment if there is an indicator for impairment, as for owned assets.

Intangible assets

Intangible assets include those that are internally generated or acquired, either separately or in a business combination, and can be identified and reliably measured. Internally generated intangible assets are capitalized provided that there is an identifiable asset that will be useful in generating future benefits in terms of savings and economies of scale and it can be measured reliably and is controllable. The Group’s intangible assets consist of capitalized development costs related to software platforms and goodwill.

Goodwill

Goodwill is initially measured as the difference between the aggregate of the value of the consideration transferred and the fair value of net assets acquired. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

ERP software implementation costs

The costs of accessing software services are not capitalized if the Company does not have any contractual right to take possession of the software at any time during the term of the agreement and it is not feasible for the Company either to run the software on its own hardware or to contract with a third party unrelated to the vendor. Such costs represent “Software as a Service” (“SaaS”) costs and are expensed as incurred.

The Company does however capitalize software implementation costs, such as fees paid to outside consultants to set up a software arrangement.

Capitalized internal software development costs

Software development costs consist entirely of capitalized internally generated costs that are directly attributable to the design, testing and enhancement of identifiable and unique software products controlled by the Group and incorporated principally within the Group’s SOPHiA platform. They are recognized as intangible assets where the following criteria are met:

•	it is technically feasible to complete the software so that it will be available for use.

•	management intends to complete the software and use or sell it.

•	there is an ability to use or sell the software.

•	it can be demonstrated how the software will generate probable future economic benefits.

•	adequate technical, financial and other resources to complete the development and to use or sell the software are available, and

•	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software comprise principally employee costs. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its expected useful life.

Further details as to how this accounting policy has been implemented are set out in note 17, “Intangible assets.”

Impairment testing of intangible assets

Intangible assets are allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments. As the Group operates as a single operating segment, the Group has only a single cash generating unit for impairment testing.

Defined benefit pension obligations

The liability or asset recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of income/loss.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. They are included in retained earnings in the statement of changes in equity and in the balance sheet.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in income as past service costs.

For defined contribution plans, the group pays contributions to publicly or privately administered pension insurance plans. Employee contributions to these plans is voluntary and these contributions are matched by the employer. The group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Contributions are charged to the statement of income/loss as incurred.

Share-based compensation

The Group has two share option plans for directors, employees and advisors which are accounted for as equity-settled share- based compensation plans.

The fair value of options granted under these plans is recognized as an employee benefits expense, with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance conditions (e.g., the entity’s share price)

•	excluding the impact of any service and non-market performance vesting conditions (e.g., profitability, sales growth targets and remaining an employee of the entity over a specified time period), and

•	including the impact of any non-vesting conditions (e.g., the requirement for employees to save or hold shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in income, with a corresponding adjustment to equity.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the share price, or the fair value of a share if unlisted, the expected life of the share option, the volatility of the share price, the risk-free interest rate and the dividend yield and making assumptions about them. The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 25, “Share-based compensation.”

If the shares are not listed, estimating their fair value also requires determination of the most appropriate valuation model, such as:

•

By reference to a contemporaneous transaction involving another class of share, using an adjusted form of an option pricing model above, and considering the timing, amount, liquidation preferences and dividend rights of issues of other classes of shares.

•

On the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in the Company’s equity value.

Share based compensation expense is measured at the fair value of the options at the grant date and recognized over the vesting period. Share based compensation expense is presented in the statement of income/loss and allocated to the various expense categories based on the functions of the employees to whom the options are granted (e.g., research and development, selling and marketing, general & administrative).

Provisions and contingencies

Provisions comprise liabilities of uncertain timing or amount. They are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, unless the impact of discounting is immaterial. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not fully within the control of the Group.

The likelihood of occurrence of provisions and contingent liabilities requires use of judgement. Judgement is also required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognized, and further judgement is used to determine the level of the provision. Where it is possible but not probable, further judgement is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgement is used to determine the contingent liability disclosed.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets classification

Upon recognition, financial assets are classified on the basis of how they are measured: at amortized cost or fair value through income.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for accounts receivable that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through income, transaction costs. Accounts receivable that do not contain a significant financing component are measured at the transaction price.

The Group’s business model for managing financial assets is defined by whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets held in order to collect contractual cash flows are measured at amortized cost. Financial assets held both to collect contractual cash flows and for sale are measured at fair value through other comprehensive income/loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Financial assets measured at amortized cost

Financial assets initially measured at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in income when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost include cash, term deposits and accounts receivable.

Financial assets—derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a Group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated balance sheet) when:

•	The rights to receive cash flows from the asset have expired or

•

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either

•	the Group has transferred substantially all the risks and rewards of the asset, or

•	the Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership.

When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial assets—impairment

For cash and accounts receivable, the Group invests in assets where it has never incurred and does not expect to incur credit losses.

For accounts receivable the Group recognizes a loss allowance based on lifetime ECLs at each reporting date. When estimating the ECL the Group takes into consideration: readily available relevant and supportable information (this includes quantitative and qualitative data), the Group’s historical experience and forward-looking information specific to the receivables and the economic environment.

See note 12, “Accounts receivable—trade,” for further information about the Group’s accounting for trade receivables.

Financial liabilities classification

Financial liabilities are classified upon initial recognition as financial liabilities measured at fair value through income or at amortized cost. The Group’s financial liabilities include accounts payable and debt (including borrowings and lease liabilities), which are measured at amortized cost, and derivatives, which are measured at fair value through income.

Interest-bearing borrowings are initially and subsequently measured at amortized cost using the effective interest rate (“EIR”) method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income/loss.

Financial liabilities—derecognition

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income/loss.

Fair value measurement

The Group measures financial instruments at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the or by selling it to another market participant.

The Group uses valuation techniques to measure fair value maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Management determines the policies and procedures for both recurring fair value measurement and for non-recurring measurement with the involvement of experts and external consultants when needed.

SOPHiA Genetics SA

Unaudited Condensed Interim Consolidated Financial Statements

SOPHiA Genetics SA, Saint-Sulpice

Condensed interim consolidated statement of income/loss

		For the three months ended March 31,
In USD thousands except per share data	Notes	2021	2020

Revenue	5	8,976	7,481
Cost of Revenue		(3,359)	(2,913)

Gross profit		5,617	4,568

Research and development costs		(6,180)	(4,631)
Selling and marketing costs		(4,882)	(5,350)
General and administrative costs		(8,633)	(4,002)
Other operating income and (expense), net		24	(214)

Operating loss		(14,054)	(9,629)

Finance income and (expense), net		1,561	(890)

Loss before income taxes		(12,493)	(10,519)

Income tax (expense)/benefit		(175)	(18)

Loss for the period		(12,668)	(10,537)

Attributable to the owners of the parent		(12,668)	(10,537)

Loss per share
Basic and diluted loss per share (in USD)	6	(0.26)	(0.27)

The notes form an integral part of these unaudited condensed interim consolidated financial statements.

SOPHiA Genetics SA, Saint-Sulpice

Condensed interim consolidated statement of comprehensive income/loss

	For the three months ended March 31,
In USD thousands	2021	2020
Loss for the period	(12,668)	(10,537)

Other comprehensive (loss)/profit:
Items that may be reclassified to profit or loss (net of tax)
Currency translation differences	(7,023)	4

Total items that may be reclassified to profit or loss	(7,023)	4

Items that will not be reclassified to profit or loss (net of tax)
Remeasurement of defined benefit plans	—	—

Total items that will not be reclassified to profit or loss	—	—
Other comprehensive profit/(loss) for the period	(7,023)	4

Total comprehensive loss for the period	(19,691)	(10,533)

Attributable to owners of the parent	(19,691)	(10,533)

The notes form an integral part of these unaudited condensed interim consolidated financial statements.

SOPHiA Genetics SA, Saint-Sulpice

Condensed interim consolidated balance sheet

		As at
In USD thousands	Notes	March 31, 2021	December 31, 2020

Assets

Current assets
Cash and cash equivalents		57,113	74,625
Term deposits and short-term investments		21,184	22,720
Accounts receivable—trade	7	7,392	6,363
Inventory		3,106	3,384
Other current assets		2,630	2,602

Total current assets		91,425	109,694

Non-current assets
Property, plant and equipment		1,566	1,772
Right-of-use assets		3,324	3,767
Intangible assets		12,989	13,282
Deferred tax asset		1,870	2,114
Other non-current assets		748	1,486

Total non-current assets		20,497	22,421

Total assets		111,922	132,115

Liabilities and equity

Current liabilities
Accounts payable		5,790	5,907
Accrued expenses		8,948	9,081
Deferred contract revenue	5	3,606	2,642
Borrowings	8	1,631	2,873
Lease liabilities		971	1,036
Other current liabilities		13	48

Total current liabilities		20,959	21,587

Non-current liabilities
Borrowings	8	—	457
Lease liabilities		2,505	2,883
Defined benefit pension liabilities		4,984	5,158
Deferred contract revenue	5	136	142
Other non-current liabilities		1,263	1,378

Total non-current liabilities		8,888	10,018

Total liabilities		29,847	31,605

Equity
Share capital		2,469	2,460
Share premium		228,037	227,429
Other reserves		1,916	8,300
Accumulated deficit		(150,347)	(137,679)

Total equity		82,075	100,510

Total liabilities and equity		111,922	132,115

The notes form an integral part of these unaudited condensed interim consolidated financial statements.

SOPHiA Genetics SA, Saint-Sulpice

Condensed interim consolidated statement of changes in equity

In USD thousands	Notes	Share capital	Share premium	Other reserves	Accumulated deficit	Total
As at January 1, 2021		2,460	227,429	8,300	(137,679)	100,510

Loss for the period		—	—	—	(12,668)	(12,668)
Other comprehensive income/(loss)		—	—	(7,023)	—	(7,023)

Total other comprehensive income/(loss)		—	—	(7,023)	(12,668)	(19,691)

Share-based compensation	9	—	—	639	—	639
Transactions with owners
Share options exercised		9	608	—	—	617

As at March 31, 2021		2,469	228,037	1,916	(150,347)	82,075

As at January 1, 2020		1,947	119,227	(581)	(98,340)	22,253

Loss for the period		—	—	—	(10,537)	(10,537)
Other comprehensive income/(loss)		—	—	4	—	4

Total other comprehensive income/(loss)		—	—	4	(10,537)	(10,533)

Share-based compensation	9	—	—	270	—	270
Transactions with owners
Share options exercised		5	322	—	—	327

As at March 31, 2020		1,952	119,549	(307)	(108,877)	12,317

The notes form an integral part of these unaudited condensed interim consolidated financial statements.

SOPHiA Genetics SA, Saint-Sulpice

Condensed interim consolidated statement of cash flows

		For the three months ended March 31,
In USD thousands	Notes	2021	2020

Operating activities
Loss before tax		(12,493)	(10,519)
Adjustments for non-monetary items
Depreciation		460	465
Amortization		220	120
Interest expense		81	194
Interest income		(4)	(11)
Expected credit loss allowance	7	(75)	352
Other non-cash items of income and expense	10	746	526
Working capital changes
(Increase)/decrease in accounts receivable—trade		(1,172)	759
(Increase)/decrease in other current assets		445	814
(Increase)/decrease in inventory		77	126
Increase/(decrease) in accounts payables		1,630	407
Cash used in operating activities
Income tax received/(paid)		—	(83)
Interest paid		(36)	(166)
Interest received		1	6

Net cash flows used in operating activities		(10,121)	(7,010)

Investing activities
Purchase of property, plant and equipment		(71)	(152)
Acquisition of intangible assets		(63)	(145)
Capitalized development costs		(789)	(536)

Net cash flow used in investing activities		(923)	(833)

Financing activities
Proceeds from exercise of share options		617	327
Proceeds from borrowings	8	—	6,656
Payments of principal portion of lease liabilities		(256)	(243)
Repayments of borrowings	8	(1,658)	(606)

Net cash flow from/(used) in financing activities		(1,297)	6,134

Increase/(decrease) in cash and cash equivalents		(12,341)	(1,709)

Effect of exchange differences on cash balances		(5,171)	131
Cash and cash equivalents at beginning of the period		74,625	18,069

Cash and cash equivalents at end of the period		57,113	16,491

The notes form an integral part of these unaudited condensed interim consolidated financial statements.

SOPHiA Genetics SA, Saint-Sulpice

Notes to the unaudited condensed interim consolidated financial statements

1. Company information

General information

SOPHiA GENETICS SA (the “Company”) is a limited liability healthcare technology company, incorporated on March 18, 2011 and headquartered in Saint-Sulpice, Switzerland. The Company and its consolidated subsidiaries (together referred to as “The Group”) are dedicated to establishing the practice of data-driven medicine as the standard of care in health care and for life sciences research. The Group has built a cloud-based software-as-a-service (“SaaS”) platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDM,” standardizes, computes and analyzes digital health data and is used in decentralized locations to break down data silos.

As at March 31, 2021 and throughout the period since January 1, 2020 the Group had the following wholly owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	USA
SOPHiA GENETICS Intermediação de Negócios EIRELI	Brazil

Interactive Biosoftware S.A.S., a wholly owned subsidiary located in France and acquired in 2018, was merged into SOPHiA GENETICS S.A.S. in 2020.

The Group’s Board of Directors approved the issue of the unaudited condensed interim consolidated financial statements on July xx, 2021.

Basis of preparation

Compliance with International Financial Reporting Standards

These unaudited condensed interim consolidated financial statements as of and for the three months ended March 31, 2021 of the Group have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2020.

Accounting policies

The significant accounting policies adopted in the preparation of these unaudited condensed interim consolidated financial statements are the same as those applied in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2020 and have been consistently applied, unless otherwise stated. Where expense is definitively calculated only on an annual basis, as is the case for income taxes and pension costs, appropriate estimates are made for interim reporting periods.

Income tax expense

Taxes on income in the interim periods are accrued using the tax rates that would be applicable to the expected annual profit or loss of each of the group entities.

Post-employment defined benefit plan expense

Post-employment defined benefit plan expense in interim reporting periods is recognized on the basis of the current year cost estimate made by the actuaries in their annual report as of the end of the preceding year.

New standards, amendments to standards and interpretations not yet adopted

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2021, that are relevant to the Group and that have had any impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

Critical estimates and judgements

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions. Information regarding accounting areas where such judgements, estimates and assumptions are of particular significance is set out in the annual consolidated financial statements under “Critical estimates and judgements.”

Going concern basis

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis.

Historical cost convention

The financial statements have been prepared on a historical cost basis, except for assets and libailities carried at fair value.

Share split

On June 30, 2021, the Company effected a one-to-twenty share split of all issued shares. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

2. Fair Value

At March 31, 2021, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:

•	Cash and cash equivalents
•	Term deposits and short-term investments
•	Accounts receivable—trade
•	Other non-current assets—lease deposits and lease receivable
•	Accounts payable—trade

•	Lease liabilities
•	Borrowings

The carrying amount for derivatives is at fair value.

In the three months ended March 31, 2021, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and financial liabilities.

3. Financial Risk Management

In the course of its business, the Group is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e., foreign currency risk and interest rate risk). The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as of December 31, 2020. There have been no significant changes in financial risk management since year-end.

4. Segment Reporting

The Group operates in a single operating segment. The Group’s financial information is reviewed and its performance assessed as a single segment by the senior management team (the Chief Operating Decision-Maker), led by the Chief Executive Officer (“CEO”).

An analysis of revenue by destination country is presented below:

	For the three months ended March 31,
In USD thousands	2021	2020
France	1,896	1,528
Italy	1,347	834
United States	765	678
Spain	825	601
Brazil	275	686
Austria	489	321
Turkey	384	331
Germany	416	337
United Kingdom	331	307
Switzerland	387	249
Other	1,861	1,609

Total revenue	8,976	7,481

5. Revenue

Revenue streams

The Group’s revenue from contracts with customers has been allocated to the revenue streams indicated below.

	For the three months ended March 31,
In USD thousands	2021	2020
SOPHiA platform	8,739	7,279
Workflow equipment and services	237	202

Total revenue	8,976	7,481

Contract assets and liabilities

The timing of revenue recognition and billings can result in accrued contract revenue and deferred contract costs, which are presented within other current assets and other non-current assets in the unaudited condensed interim consolidated balance sheet, and deferred contract revenue, which is presented on the face of the unaudited condensed interim consolidated balance sheet.

Accrued contract revenue

	As at
In USD thousands	March 31, 2021	December 31, 2020
Accrued contract revenue before loss allowance	82	262
Loss allowance	—	—

Accrued contract revenue net of loss allowance	82	262

Deferred contract costs

	As at
In USD thousands	March 31, 2021	December 31, 2020
Current	27	18
Non-current	6	—

Total deferred contract cost	33	18

Deferred contract revenue

	As at
In USD thousands	March 31, 2021	December 31, 2020
Current	3,606	2,642
Non-current	136	142

Total deferred contract revenue	3,742	2,784

6. Loss per share

Share data have been revised to give effect to the share split explained in note 1, “Basis of preparation—Share split.”

The Company’s shares comprise four classes of ordinary and preferred shares. Each share has a nominal value of CHF 0.05, regardless of share class. The net loss is allocated to each class pro rata to its weighted average number of shares in issue during the period. The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period.

In USD thousands and except share and per share data	Ordinary shares	Class D preferred shares	Class E preferred shares	Class F preferred shares	Total
3 months ended March 31, 2021
Net loss attributed to shareholders	(6,189)	(2,171)	(1,850)	(2,458)	(12,668)
Weighted average number of shares in issue	23,458,213	8,230,220	7,014,040	9,316,940

Basic and diluted loss per share in USD	(0.26)	(0.26)	(0.26)	(0.26)

3 months ended March 31, 2020
Net loss attributed to shareholders	(6,351)	(2,260)	(1,926)	—	(10,537)
Weighted average number of shares in issue	23,132,894	8,230,220	7,014,040	—

Basic and diluted loss per share in USD	(0.27)	(0.27)	(0.27)	—

For the 3 months ended March 31, 2021 and 2020, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans 2013 and 2019 (see note 9, “Share- based compensation”) is not presented, as the impact would be to dilute a loss, which causes them to be deemed “not dilutive” for the purposes of the required disclosure.

7. Accounts receivable—trade

	As at
In USD thousands	March 31, 2021	December 31, 2020
Accounts receivable—trade	9,871	9,027
Allowance for expected credit losses	(2,479)	(2,664)

Net accounts receivable	7,392	6,363

The movement in the allowance for expected credit losses in accounts receivable—trade is set out below.

In USD thousands	2021	2020
As at January 1,	2,664	1,831
Increase	302	415
Reversals	(377)	(93)
Currency translation differences	(110)	(22)

As at March 31,	2,479	2,131

At March 31, 2021 the Group’s largest customer balance represented 7% of accounts receivable—trade (December 31, 2020: 5%). All customer balances that individually exceeded 1% of accounts receivable—trade in aggregate amounted to USD 3,587 thousand (December 31, 2020: USD 4,512 thousand).

8. Borrowings

In USD thousands	Total
January 1, 2021	3,330
Principal repayments	(1,658)
Transfer to deferred government grant income	39
Interest accrued	9
Currency translation differences	(89)

March 31, 2021	1,631

Current	1,631
Non-current	—

January 1, 2020	3,838

New borrowing proceeds	15,839
Principal repayments	(16,529)
Transfer to deferred government grant income	(163)
Interest accrued	513
Interest paid	(435)
Currency translation differences	267

December 31, 2020	3,330

Current	2,873
Non-current	457

EUR 5.15 million 9.75% loan

On June 18, 2018, the Company signed the Plain English Growth Capital Loan Agreement with TriplePoint Capital LLC. The Company issued a Plain English Growth Capital Promissory Note and received a loan of EUR 5,150 thousand. The purpose of the loan was to finance the acquisition of Interactive Biosoftware, a company based in France. The loan bore an annual interest of 9.75% (Prime Rate plus 4.75%) and the Company agreed to pay a terminal amount of EUR 322 thousand equal to 6.25% of this Promissory Note, on June 1, 2021 (end of term payment). This 3-year borrowing was payable in monthly installments with principal repayments starting as of January 1, 2019. The loan was subject to a number of general covenants. The interest expense was calculated by applying the effective interest rate method to the initial fair value of the loan and to the actual cash outflows resulting from the payment of interest and repayment of the principal. The loan was subsequently carried at amortized cost.

In addition, the Company agreed to pay to TriplePoint Capital LLC a success fee upon an initial public offering of the Company or a sale of the Company. The obligation to make this success fee payment has been accounted for as an embedded derivative.

The loan was repaid early, on November 16, 2020, at an amount equivalent to the principal, plus both the interest accrued at the nominal amount up to the date of repayment and the terminal payment. However, the Company still has the conditional obligation to pay to TriplePoint Capital LLC the success fee.

COVID loans

During 2020, the Group took advantage of financing opportunities put in place by governments in jurisdictions where it has its affiliates in order to support businesses during the spread of the COVID-19 pandemic.

The following loans were granted:

•

On March 26, 2020, SOPHiA GENETICS SA was granted a CHF 500 thousand loan from Credit Suisse maturing on March 26, 2025. This loan carried an interest of 0% and was scheduled to be repaid in eight equal semi- annual installments starting on September 26, 2021. The Company repaid this loan early on March 26, 2021 using cash on hand.

•

On May 29, 2020, SOPHiA GENETICS SAS was granted a EUR 1,400 thousand loan from Credit Agricole Pyrénées Gascogne maturing on May 31, 2021. This loan carried an interest rate of 0% and was subject to a 0.25% state guarantee fee. It was repaid on maturity.

•	On May 29, 2020, SOPHiA GENETICS SA was granted a CHF 1,000 thousand loan from Credit Suisse maturing on January 31, 2021. This loan carried an interest rate of 1.175% and was repaid on maturity.

9. Share-based compensation

Share data have been revised to give effect to the share split explained in note 1, “Basis of preparation—Share split.”

The plans

The Group has two share option plans; the Incentive Share Option Plan, launched in September 2013 (the “2013 ISOP”), and the 2019 Incentive Share Option Plan, launched in March 2019 (the “2019 ISOP”). Under these plans, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.

The options have a life of ten years. Options under the 2013 ISOP vest 50% after two years and a further 50% after one more year. Options under the 2019 ISOP vest 25% per year after each of the first four years. As at December 31, 2020, under both plans, in the event of a change of control or an initial public offering (“IPO”), all unvested shares vest immediately. On April 22, 2021, the Board amended the vesting rights in the event of an IPO (see note 12, “Events after the reporting date,” for further details). For the purposes of recognizing the cost of share-based compensation, the fair value of options granted has been allocated to reporting periods on the basis of the vesting conditions effective at the time of grant.

Movement in share options during the three months ended March 31

ISOP 2013

	2021		2020
	Number of options	Weighted average exercise price (in USD)	Number of options	Weighted average exercise price (in USD)
At January 1	1,751,560	3.10	2,026,560	2.95

Exercised	(151,000)	3.48	(92,000)	3.18

At March 31	1,600,560	3.23	1,934,560	3.00

Exercisable at March 31	1,299,060	3.12	931,560	2.65

ISOP 2019

	2021		2020
	Number of options	Weighted average exercise price (in USD)	Number of options	Weighted average exercise price (in USD)
At January 1	1,972,500	4.22	679,000	4.02

Granted	1,329,000	6.22	323,000	4.10
Forfeited	(13,000)	4.42	(29,500)	4.10
Exercised	(22,500)	6.22	(7,500)	4.10

At March 31	3,266,000	5.22	965,000	4.10

Exercisable at March 31	201,000	4.42	23,500	4.10

Share options outstanding at year end

2013 ISOP

Options outstanding at March 31, 2021 under the 2013 ISOP expire between 2021 and 2029.

The weighted average remaining contractual life of options outstanding at the end of the period is 6.10 years (March 31, 2020: 7.12 years).

2019 ISOP

Options outstanding at March 31, 2021 under the 2019 ISOP expire between 2029 and 2031.

The weighted average remaining contractual life of options outstanding at the end of the period is 9.29 years (March 31, 2020: 9.53 years).

Measuring the cost of share options

The fair value of the options under both plans is measured at each grant date using an adjusted form of the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

For options up to September 2020, the fair value at grant date is independently determined using an adjusted form of the Black-Scholes option pricing model that takes into account the strike price, the fair value of the share at grant date, the expected life of the award, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award and the expected dividend yield. For options granted on and subsequent to September, 2020, the fair value at grant date is based on a probability-weighted expected returns method that takes account of both the value derived by using an adjusted form of the Black-Scholes option pricing model, as described above, and a discounted estimate of the price that might be achieved in a future transaction.

The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

The key inputs used in the valuation model, for the stock options granted in the three months ended March 31, are outlined below. They relate entirely to the 2019 ISOP as no grants have been made under the 2013 ISOP since 2019.

ISOP 2019

	2021		2020
Share price at grant date (USD)	6.18		4.23—4.72
Expected life of share options (years)	6.10—6.19		5.67—6.43
Expected volatility	41.26%—41.45%		39.86%—43.56%
Risk free interest rate	(0.63%)—(0.55%	)	(0.80%)—(0.56%	)
Dividend yield (%)	0.00%		0.00%

The price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on one of the following two bases:

•

By reference to a contemporaneous transaction involving another class of share, using an adjusted form of the Black-Scholes option pricing model as described above, and considering the timing, amount, liquidation preferences and dividend rights of issues of other classes of shares.

•

On the basis of discounted cash flow forecasts, where there was no contemporaneous or closely contemporaneous transaction in another class of share and the time interval was too large to permit an assumption that there had been no significant change in the Group’s equity value.

The weighted average fair value of options granted during the 3 months ended March 31 was:

In USD	2021	2020
2013 ISOP	—	—
2019 ISOP	2.34	1.69

Movements in the share-based compensation reserve were as follows:

In USD thousands	2013 ISOP	2019 ISOP	Share-based compensation total
As at January 1, 2021	1,361	1,587	2,948

Movement in the period	9	630	639

As at March 31, 2021	1,370	2,217	3,587

As at January 1, 2020	1,237	352	1,589

Movement in the period	44	226	270

As at March 31, 2020	1,281	578	1,859

Commitment to grant options to CEO on IPO

In addition to the options granted, as set out above, the Board committed on November 29, 2018 to award to the CEO 300,000 share options, if the Group completed an IPO that valued the Group at a minimum of USD 1.0 billion. No other terms and conditions were specified, although it was assumed that the strike price would be equal to the IPO share price and that there could be further vesting conditions in terms of service beyond the IPO date.

On March 25, 2021, the Board formally clarified the conditions of this commitment to grant options to the CEO upon an IPO. Specifically, the Board set the grant date as November 29, 2018, set the strike price at USD 3.33 (CHF 3.15), confirmed the condition of an IPO that valued the Company at a minimum of USD 1.0 billion and set the life of the option at five years. On the basis of these terms, the award was valued as of that date at USD 253 thousand. This value will not be updated at a later date as all terms and conditions of the award are now clear. The expense of USD 253 thousand will be recognized in the event that and as of the date that it becomes probable that an IPO that values the Company at a minimum of USD 1.0 billion will occur before November 29, 2023. No expense has been recognized in the periods under review as an IPO could not be regarded as more likely than not.

10. Cash flow

Non-cash items of income and expense

	For the three months ended March 31,
In USD thousands	2021	2020
Share-based compensation	639	270
Intangible asset write-off	—	214
Movements in provisions, pensions and government grants	246	228
Research tax credit	(139)	(186)

Total other non-cash items of income and expense	746	526

11. Related party transactions

Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of, the Company.

Key management personnel comprised 4 Executive Officers and Directors and 6 Non-Executive Directors (March 31, 2020: 4 and 4 respectively).

Compensation for key management and non-executive directors recognized during the period comprised:

	For the three months ended March 31,
In USD thousands	2021	2020
Salaries and other short-term employee benefits	508	224
Pension costs	19	12
Share-based compensation expense	379	189
Other compensation	44	21

Total	950	446

On March 25, 2021, the Board changed the strike price on 127,000 options granted to the CEO in September 2018 from USD 4.24 (CHF 4.00) to USD 3.33 (CHF 3.15). The Company estimates that the fair value of these options, measured using the same approach as that used to value share options granted since September 2020, increased by USD 62 thousand. This incremental cost is now being recognized as an expense over the period from March 25, 2021 until the end of the vesting period of the original grant.

On March 25, 2021, the Board also clarified the terms of an award made to the CEO on November 29, 2018. This award is conditional on the achievement by November 29, 2023 of a successful IPO that values the Company at a minimum of USD 1.0 billion. Further details of the award and its accounting treatment are set out in note 9, “Share-based compensation.”

12. Events after the reporting date

New loans

On April 1, 2021, the Company entered into a credit agreement with Credit Suisse that provides for maximum borrowings of up to EUR 2,700 thousand (USD 3,166 thousand) (the “Credit Facility”). Borrowings under the Credit Facility accrue interest at 3.95% per annum and are repayable in installations over 36 months. Borrowings under the Credit Facility can only be used to finance laboratory automation equipment for NGS purposes. As of the date of these unaudited condensed interim consolidated financial statements, the Group had no borrowings outstanding under the Credit Facility.

Share options

As explained in note 9, “Share-based compensation,” as at March 31, 2020, under both plans, in the event of a change of control or an IPO, all unvested shares would vest immediately. On April 22, 2021, the Board amended the 2019 ISOP to the effect that, in the event of a successful IPO or public listing of the Company’s shares, only those unvested options that otherwise would vest within six months following the effective date of the IPO or such public listing should become fully vested immediately as of such date (accelerated vesting). The remaining unvested options (i.e., unvested options that would only vest after the six-month period following the effective date of the IPO or public listing) would not be subject to accelerated vesting and, subject to certain conditions, would vest on the basis of the original vesting schedule.

On April 22, 2021, the Board further decided that, irrespective of a successful IPO or public listing of the Company, no options could be exercised from May 1, 2021, to December 31, 2021, and to accelerate the vesting of options that would otherwise vest during that period.

Share split

On June 30, 2021 the Company effected a one-to-twenty share split of all issued shares. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

Lease commitments

On March 3, 2021, SOPHiA GENETICS SA entered into a new office rent agreement for a 10-year period starting on July 1, 2021. The expected lease commitments resulting from this contract are USD 179 thousand in 2021, USD 571 thousand in 2022 and USD 1,159 thousand from 2023 onwards. They are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.

New subsidiaries

On April 9, 2021, SOPHiA GENETICS PTY LTD, a wholly owned subsidiary located in Australia, was incorporated.

On May 27, 2021, SOPHiA GENETICS S.R.L., a wholly owned subsidiary located in Italy, was incorporated.

Other

There were no other significant events subsequent to the issue date of these unaudited condensed interim consolidated financial statements.

Shares

Ordinary Shares

Prospectus

J.P. Morgan	Morgan Stanley	Cowen	Credit Suisse

                , 2021

Until                , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in the prospectus

Item 6.	Indemnification of Directors and Officers

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or negligence, although legal scholars advocate that at least gross negligence be required), including attorneys’ fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, our amended and restated articles of association will provide for indemnification of the existing and former members of our board of directors and our executive committee as well as their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and our amended and restated articles of association will require us to advance the expenses of defending any action, suit or proceeding to existing and former members of our board of directors and our executive committee to the extent not included in insurance coverage or advanced by third parties.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the Company.

We have entered into indemnification agreements with each of the members of our board of directors and executive officers, the form of which has been filed as an exhibit to this Registration Statement.

In the underwriting agreement that we will enter into in connection with the sale of the ordinary shares being registered hereby, a form of which is filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Securities and Exchange Commission (“SEC”), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. In this section, share amounts are presented as of the date of the relevant transaction, without accounting for (i) the one-to-twenty share split of all issued shares, which was effected on June 30, 2021, and (ii) the conversion on a one-to-one basis of our issued preferred shares into ordinary shares.

Name or Class of Purchasers	Date of Issuance	Title of Securities	Number of Securities	Consideration (in USD millions)
Directors, officers and employees	June 9, 2021 (date of update of articles of association)	Ordinary shares	74,265	5.3
Various private equity investment funds, institutional investors and other persons	June 25, 2020 September 23, 2020	Series F preferred shares	465,847	108.7
Directors, officers and employees	May 19, 2020	Ordinary shares	39,975	2.1

Name or Class of Purchasers	Date of Issuance		Title of Securities	Number of Securities	Consideration (in USD millions)
Various private equity investment funds, institutional investors and other persons	December 12, 2018		Series E preferred shares	350,702	54.5
Directors, officers and employees	November 27, 2018 (date of update of articles of association	)	Ordinary shares	13,875	0.2
Shareholders of Interactive Biosoftware	August 21, 2018		Ordinary shares	32,320	—

The offers, sales and issuances of the securities described in the preceding table were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) under Rule 144A under the Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (iv) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

Item 8.	Exhibits and Financial Statement Schedules

Exhibits

The exhibit index attached hereto is incorporated herein by reference.

Financial Statements Schedules

All schedules have been omitted because they are not required or are not applicable, or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)

insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue; and

(d)	to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Exhibit index

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement
3.1	Form of Amended and Restated Articles of Association of SOPHiA GENETICS SA, to be in effect immediately prior to the consummation of this offering
5.1*	Opinion of Homburger AG, Swiss counsel of SOPHiA GENETICS SA, as to the validity of the ordinary shares
10.1#	Exclusive License Agreement of Patents and Results between SOPHiA GENETICS SA and ComUE Normandy University, INSERM Transfert SA, The Henri Becquerel Centre and The University of Rouen Normandy, dated March 19, 2018
10.2#	Exclusive License Agreement of Patents and Results between SOPHiA GENETICS SA and ComUE Normandy University, INSERM Transfert SA, The Henri Becquerel Centre and The University of Rouen Normandy, dated May 29, 2019
10.3#	Software Sublicense Agreement between SOPHiA GENETICS SA and SATT Aquitaine, Aquitaine Science Transfert, SAS, dated November 30, 2017
10.4#	Agreement for the Co-Marketing of Products and Services between SOPHiA GENETICS SA and Agilent Technologies, Inc., dated December 18, 2020
10.5#	Amended and Restated Manufacturing and Supply Agreement between SOPHiA GENETICS SA and Integrated DNA Technologies, Inc., dated October 9, 2018
10.6#	Amendment No. 1 to Manufacturing and Supply Agreement between SOPHiA GENETICS SA and Integrated DNA Technologies, Inc., dated May 4, 2019
10.7#	OEM Supply Agreement between SOPHiA GENETICS SA and QIAGEN GmbH, dated as of January 19, 2018
10.8#	Amendment No. 1 to the SOPHiA GENETICS SA Agreement between SOPHiA GENETICS SA and QIAGEN GmbH, dated June 7, 2019
10.9#	Supply Agreement between SOPHiA GENETICS SA and Twist Biosciences Corporation, dated November 12, 2019
10.10§	Form of Indemnity Agreement with directors and officers entered into in connection with this offering
10.11§	SOPHiA GENETICS Incentive Stock Option Plan
10.12§	SOPHiA GENETICS 2019 Incentive Stock Option Plan
10.13§	SOPHiA GENETICS SA 2021 Equity Incentive Plan
16.1	Letter from Ernst & Young Ltd regarding statements made in the registration statement concerning its dismissal
21.1	List of subsidiaries
23.1	Consent of PricewaterhouseCoopers SA
23.2*	Consent of Homburger AG, Swiss counsel of SOPHiA GENETICS SA (included in Exhibit 5.1)
24.1	Powers of attorney (included on signature page to the registration statement)

*	To be filed by amendment.
**	Previously filed.
#	Portions of this exhibit have been omitted because they are both (i) not material and (ii) customarily and actually treated by the registrant as private or confidential.
§	Indicates a management contract or compensatory plan.

Signatures

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the municipality of Saint-Sulpice, Switzerland on July 2, 2021.

SOPHiA GENETICS SA

By:	/s/ Jurgi Camblong
Name: Jurgi Camblong
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jurgi Camblong, Ross Muken and Daan van Well and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on July 2, 2021 in the capacities indicated:

Name	Title

/s/ Jurgi Camblong Jurgi Camblong	Chief Executive Officer and Director (principal executive officer)

/s/ Ross Muken Ross Muken	Chief Financial Officer (principal financial officer and principal accounting officer)

/s/ Troy Cox	Chairman of the Board of Directors
Troy Cox

/s/ Tomer Berkovitz	Director
Tomer Berkovitz

/s/ Kathy Hibbs	Director
Kathy Hibbs

/s/ Didier Hirsch	Director
Didier Hirsch

/s/ Vincent Ossipow	Director
Vincent Ossipow

/s/ Milton Silva-Craig	Director
Milton Silva-Craig

/s/ Ross Muken	Authorized Representative in the United States
Ross Muken
SOPHiA GENETICS, Inc.